As filed with the Securities and Exchange Commission on November 21, 2014

Registration No. 333-200043

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ON DECK CAPITAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	6199	42-1709682
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1400 Broadway, 25th Floor

New York, New York 10018

(888) 269-4246

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Noah Breslow

Chief Executive Officer

1400 Broadway, 25th Floor

New York, New York 10018

(888) 269-4246

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Tony Jeffries Damien Weiss Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Cory Kampfer General Counsel 1400 Broadway, 25th Floor New York, New York 10018 (888) 269-4246	Christopher J. Austin Andrew D. Thorpe Stephen C. Ashley Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, New York 10019 (212) 506-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.01 per share	$150,000,000	$17,430

(1)	Includes offering price of any additional shares that the underwriters have the option to purchase, if any.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Previously paid in connection with the initial filing of the Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                         , 2014

             Shares

COMMON STOCK

On Deck Capital, Inc. is offering                  shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price of our common stock will be between $         and $         per share.

We have applied to list our common stock on the New York Stock Exchange under the symbol “ONDK.”

We are an “emerging growth company” under the federal securities laws and are therefore subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 14.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to On Deck Capital, Inc.
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                  shares of common stock.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                 , 2014.

MORGAN STANLEY	BofA MERRILL LYNCH	J.P. MORGAN	DEUTSCHE BANK SECURITIES	JEFFERIES

RAYMOND JAMES	STIFEL	NEEDHAM & COMPANY

                , 2014

OnDeck

OnDeck powers the growth of small business through lending and technology innovation

We lend to **700+** industries	Across the **50** United States + Canada	**25,000+** small businesses served	**$1.7 billion** deployed to date

FOOD +
WINE BAR

Open
TAN

Hire New Staff | Marketing | Open a New Location | Buy Inventory | Purchase Equipment | Manage Cash Flow

You should rely only on the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us. Neither we nor the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the shares offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of its delivery. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

-i-

PROSPECTUS SUMMARY

This summary overview of the key aspects of the offering identifies those aspects of the offering that are the most significant. This summary is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all the information you should consider before investing in our common stock. You should carefully read this prospectus in its entirety before investing in our common stock, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

ON DECK CAPITAL, INC.

Our Company

We are a leading online platform for small business lending. We are seeking to transform small business lending by making it efficient and convenient for small businesses to access capital. Enabled by our proprietary technology and analytics, we aggregate and analyze thousands of data points from dynamic, disparate data sources to assess the creditworthiness of small businesses rapidly and accurately. Small businesses can apply for a term loan or line of credit on our website in minutes and, using our proprietary OnDeck Score, we can make a funding decision immediately and transfer funds as fast as the same day. We have originated more than $1.7 billion in loans and collected more than 4.4 million customer payments since we made our first loan in 2007. Our loan originations have increased at a compound annual growth rate of 127% from 2011 to 2013 and had a year-over-year growth rate of 171% for the nine months ended September 30, 2014.

The 28 million small businesses in the United States are integral to the U.S. economy and the vibrancy of local communities, employing approximately 50% of the private workforce. Small business growth depends on efficient and frictionless access to capital, yet small businesses face numerous challenges that make it difficult to secure such capital. Small business owners are time and resource constrained, but the traditional borrowing process is time consuming and burdensome. Small businesses surveyed by the Federal Reserve Bank of New York indicated that the traditional funding process required them, on average, to dedicate 26 hours, contact 2.6 financial institutions and submit 2.7 loan applications. These challenges exist in part because it is inherently difficult to assess the creditworthiness of small businesses. Small businesses are a diverse group spanning many different industries, stages in development, geographies, financial profiles and operating histories, historically making it difficult to assess their creditworthiness in a uniform manner, and there is no widely-accepted credit score for small businesses. In addition, small businesses often seek small, short-term loans to fund short-term projects and investments, but traditional lenders may only offer loan products that feature large loan sizes, longer durations and rigid collateral requirements that are not well suited to their needs.

The small business lending market is vast and underserved. According to the FDIC, there were $178 billion in business loan balances under $250,000 in the United States in the second quarter of 2014, across 21.7 million loans. Oliver Wyman, a management consulting firm and business unit of Marsh & McLennan, estimates that there is a potential $80 to $120 billion in unmet demand for small business lines of credit, and we believe that there is also substantial unmet demand for other credit-related products, including term loans. We also believe that the application of our technology to credit assessment can stimulate additional demand for our products and expand the total addressable market for small business credit.

To better meet the capital needs of small businesses, we are seeking to use technology to transform the way this capital is accessed. We built our integrated platform specifically to meet their financing needs. Our platform touches every aspect of the customer lifecycle and a potential customer can complete an online application 24 hours a day, 7 days a week. Our proprietary data and analytics engine aggregates and analyzes thousands of online and offline data attributes and the relationships among those attributes to assess the creditworthiness of a small business in real time. The data points include customer bank activity shown on bank statements, government filings, tax and census data. In addition, in certain instances we also analyze reputation and social data. We look at both individual data points and relationships among the data, with each transaction or action being a separate data point that we take into account. A key differentiator of our solution is the OnDeck Score, the product of our proprietary small business credit scoring system. Both our data and analytics engine and the algorithms powering the OnDeck Score undergo continuous improvement to automate and optimize the credit assessment process, enabling more rapid and predictive credit decisions. Each loan that we make involves our proprietary automated underwriting process, and approximately two-thirds of our loans are underwritten using a fully-automated underwriting process that does not require manual review. Our platform supports same-day funding and automated loan repayment. This technology-enabled approach provides small businesses with efficient, frictionless access to capital.

We believe that the differences between our approach and the approach adopted by traditional lenders are what have allowed us to better address the challenges of small business lending. In our approach, manual underwriting has largely been replaced by an automated, data-driven approach to credit assessment. Expensive branch networks have been replaced by an online website for applications and account management. Service of consumers and businesses of all sizes has been replaced by a singular focus on small business. In addition, we are subject to less regulation than traditional lenders because we do not make loans to consumers nor do we take deposits. We believe that differences in our loan products allow us to better meet the needs of small businesses. Small business owners typically seek small, short-term loans so we offer term loan products that range in size from $5,000 to $250,000 and feature terms of 3 to 24 months versus traditional lenders that offer larger and longer term loans. At September 30, 2014, our outstanding loans had original loan balances ranging from $5,000 to $250,000. We also offer a line of credit product that can be approved more quickly than comparable products offered by traditional lenders. We believe that small business owners prefer predictability so we offer fixed interest amounts and automated daily or weekly repayments compared to traditional lenders that offer both fixed and variable rate loans with monthly repayments. We also believe that small business owners value flexibility so we don’t have the rigid collateral requirements that are typical of traditional lenders. All or substantially all of our term loans and lines of credit are currently collateralized through a security interest in our customers’ assets, but we do not require a minimum amount of collateral to make a loan. We intend to transition to unsecured lines of credit in the near future.

We lend to a wide variety of small businesses across more than 700 industries and in all 50 U.S. states and have recently begun lending in Canada. The top five states in which we originated loans in 2013 and in the nine months ended September 30, 2014 were California, Florida, New York, Texas and New Jersey, representing approximately 14%, 10%, 8%, 8% and 4% of our total loan originations for the year ended December 31, 2013 and approximately 15%, 9%, 8%, 8% and 4% of our total loan originations for the nine months ended September 30, 2014, respectively. Our most frequent customers are professional services firms, retailers, restaurants and food service companies, healthcare specialists and wholesalers. We also lend to customers with a range of financial and operating histories: our customers have a median of $568,000 in annual revenue, with 90% of our customers having between $150,000 and $3.2 million in annual revenue, and have been in business for a median of 7.5 years, with 90% in business between 2 and 31 years.

We believe that our product pricing has historically fallen between traditional bank loans to small businesses and certain non-bank small business financing alternatives such as merchant cash advances. The weighted average pricing on our term loan originations has declined over time, as measured by both average “Cents on Dollar” borrowed per month and APR, as shown in the table below.

	Q1 2013		Q2 2013		Q3 2013		Q4 2013		Q1 2014		Q2 2014		Q3 2014
Average “Cents on Dollar” Borrowed, per Month	2.73	¢	2.71	¢	2.62	¢	2.60	¢	2.53	¢	2.38	¢	2.24	¢
APR	65.9%		65.0%		62.9%		62.1%		60.3%		57.1%		53.2%

We attribute this pricing shift to increased originations from our direct and strategic partner channels as a percentage of total originations, as well as our declining cost of funds rate. “Cents on Dollar” borrowed reflects the monthly interest paid by a customer to us for a loan, and does not include the loan origination fee and the repayment of the principal of the loan. Because many of our loans are short term in nature and APR is calculated on an annualized basis, we believe that small business customers tend to evaluate term loans primarily on a “Cents on Dollar” borrowed basis rather than APR.

We have a diverse and scalable set of funding sources. These include debt facilities, securitization of small business loans generated by OnDeck and the OnDeck Marketplace, a proprietary whole loan sale marketplace that allows institutional investors to directly purchase small business loans from us. We believe that having diverse sources of capital enables us to reduce our average cost of capital, provides multiple sources of capital in a variety of economic climates and provides increased flexibility as we seek to increase our loan originations. Affiliates of certain of our underwriters in this offering are participants in our various financing facilities and have acted in various administrative roles in connection with such facilities. For further information, see the section titled “Underwriters.”

Our business has grown rapidly. In 2013, we originated $458.9 million of loans, representing year-over-year growth of 165%, and in the first nine months of 2014, we originated $788.3 million of loans, representing year-over-year growth of 171%, all while maintaining consistent credit quality. In 2013, we recorded gross revenue of $65.2 million, representing year-over-year growth of 155%, and in the first nine months of 2014, we recorded gross revenue of $107.6 million, representing year-over-year growth of 156%. During 2013 and the three months ended September 30, 2014, our Adjusted EBITDA was $(16.3) million and $2.6 million, respectively, our (loss) income from operations was $(19.3) million and $0.7 million, respectively and our net (loss) income was $(24.4) million and $0.4 million, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a discussion and reconciliation of Adjusted EBITDA to net (loss) income. As of December 31, 2013 and September 30, 2014, our total assets were $235.5 million and $466.0 million, respectively and the unpaid principal balance on loans outstanding was $216.0 million and $422.1 million, respectively.

Industry Background and Trends

•	Small Businesses are an Enormous Driver of the U.S. Economy. According to the U.S. Small Business Administration, there are 28 million small businesses in the United States, contributing approximately 45% of U.S. non-agricultural gross domestic product and employing approximately 50% of the private workforce. These small businesses help build vibrant communities with local character.

•	Small Businesses Need Capital to Survive and Thrive. We believe that small businesses depend on efficient and frictionless access to capital to purchase supplies and inventory, hire employees, market their businesses and invest in new potential growth opportunities.

•	Small Businesses are Unique and Difficult to Assess. Credit assessment is inherently difficult because small business data is constantly changing as the business evolves and is scattered across a myriad of online and offline sources, unlike consumer credit assessment where a lender can generally look to scores provided by consumer credit bureaus.

•	Small Businesses are not Adequately Served by Traditional Lenders. We believe traditional lenders face a number of challenges and limitations that make it difficult to address the capital needs of small businesses, such as:

•	Organizational and Structural Challenges. The costly combination of physical branches and manually intensive underwriting procedures makes it difficult for traditional lenders to efficiently serve small businesses.

•	Technology Limitations. Many traditional lenders use legacy or third-party systems that are difficult to integrate or adapt to the shifting needs of small businesses.

•	Loan Products not Designed for Small Businesses. Small businesses are not well served by traditional loan products. We believe that traditional lenders often offer products characterized by larger loan sizes, longer durations and rigid collateral requirements. By contrast, small businesses often seek small loans for short-term investments.

•	Other Credit Products Have Significant Limitations. Certain additional products, including widely available business credit cards, provide small businesses with access to capital but may not be designed for their borrowing needs. For example, business credit cards may not have sufficient credit limits to handle the needs of the small business, particularly in the case of large, one-time projects such as capital improvements or expanding to a new location. In addition, certain business opportunities, such as discounts for paying with cash, and certain business expenses, such as payroll, rent or equipment leases, may not be payable with credit cards. Business credit cards are also typically not designed to fund many small business working capital needs.

As a result, we believe that small businesses feel underserved by traditional lenders. According to the FDIC, the percentage of commercial and industrial loans with a balance less than $250,000 has declined from 20% of total dollars borrowed in 2004 to 13% in the second quarter of 2014. According to Oliver Wyman, 75% of small businesses are looking to borrow less than $50,000. In addition, according to the second quarter 2014 Wells Fargo-Gallup Small Business Index, only 25% of small businesses reported that obtaining credit was easy.

Challenges for Small Business Owners

•	Small Business Owners are Time and Resource Constrained. We believe that small business owners lack many of the resources available to larger businesses and have fewer staff on which to rely for critical business issues. Time spent inefficiently may mean lost sales, extra expenses and personal sacrifices.

•	Traditional Lending is not Geared Towards Small Businesses. Traditional lenders do not meet the needs of small businesses for a number of reasons, including the following:

•	Time-Consuming Process. According to a Harvard Business School study, the traditional borrowing process includes application forms which are time consuming to assemble and complete, long in-person meetings during business hours and manual underwriting procedures that delay decisions.

•	Non-Tailored Credit Assessment. There is no widely-accepted credit score for small businesses. Traditional lenders frequently rely upon the small business owner’s personal credit as a primary indicator of the business’s creditworthiness, even though it is not necessarily indicative of the business’s credit profile.

•	Product Mismatch. Small businesses are not well served by traditional loan products. We believe that they often seek small loans for short-term investments, but traditional lenders may only offer loan products characterized by larger loan sizes, longer durations and rigid collateral requirements.

•	Alternatives to Traditional Bank Loans are Inadequate. Small businesses whose lending needs are not being met by traditional bank loans have historically resorted to a fragmented landscape of products, including merchant cash advances, credit cards, receivables factoring, equipment leases and home equity lines, each of which comes with its own challenges and limitations.

Modernization of Small Businesses

•	Small Businesses are Embracing Technology. Small businesses are increasingly using online services to manage their operations. According to a survey by the National Small Business Association, 85% of small businesses purchase supplies online, 83% manage bank accounts online, 82% maintain their own website, 72% pay bills online and 41% use tablets for their business. We believe small business owners expect a user-friendly online borrowing experience.

•	The Digital Footprint of Small Businesses is Expanding. There is a vast amount of real-time digital data about small businesses that can be used to generate valuable insights that help better assess the creditworthiness of a small business.

Our Solution

Our mission is to power the growth of small business through lending technology and innovation. We are combining our passion for small business with technology and analytics to transform the way small businesses access capital. Our solution was built specifically to address small businesses’ capital needs and consists of our loan products, our end-to-end integrated platform and the OnDeck Score. We offer two products to small businesses to enable them to access capital: term loans and lines of credit. Our proprietary, end-to-end integrated platform includes: our website, which allows small businesses to apply for a loan in minutes, 24 hours a day, 7 days a week; our proprietary data and analytics engine that analyzes thousands of data attributes from disparate sources to assess the real-time creditworthiness of a small business; the technology that enables seamless funding of our loans; and our daily and weekly collections and ongoing servicing systems. A key differentiator of our solution is the OnDeck Score, the product of our proprietary small business credit-scoring system. The OnDeck Score aggregates and analyzes thousands of data elements and attributes related to a business and its owners that are reflective of the creditworthiness of the business as well as predictive of its credit performance. Our proprietary data and analytics engine and the algorithms powering the OnDeck Score undergo continuous improvement through machine learning to automate and optimize the credit assessment process.

Our customers choose us because we provide the following key benefits:

•	Access. By combining technology with comprehensive and relevant data that captures the unique aspects of small businesses, we are able to better assess the creditworthiness of small businesses and approve more loans.

•	Speed. Small businesses can submit an application online in as little as minutes. We are able to provide most loan applicants with a simple application process and an immediate approval decision and transfer funds as fast as the same day.

•	Customer Experience. Our U.S.-based internal salesforce and customer service representatives provide high tech, high touch, personalized support to our applicants and customers. Our team answers questions and provides assistance throughout the application process and the life of the loan. Our representatives are available Monday through Saturday before, during and after regular business hours to accommodate the busy schedules of small business owners. We also offer our customers credit education and consulting services and other value added services. Our commitment to provide a great customer experience has helped us earn a 71 Net Promoter Score, a widely used system of measuring customer loyalty, and consistently achieve A+ rating from the Better Business Bureau.

Our Competitive Strengths

We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market:

•	Significant Scale. Since we made our first loan in 2007, we have funded more than $1.7 billion in loans across more than 700 industries in all 50 U.S. states and have recently begun lending in Canada.

•	Proprietary Data and Analytics Engine. Our proprietary data and analytics engine and the OnDeck Score provide us with significant visibility and predictability in assessing the creditworthiness of small businesses and allow us to better serve more customers across more industries. With each loan application, each funded loan and each daily or weekly payment, our data set expands and our OnDeck Score improves.

•	End-to-End Integrated Technology Platform. We built our integrated platform specifically to meet the financing needs of small businesses. Our platform touches every aspect of the customer lifecycle, including customer acquisition, sales, scoring and underwriting, funding, and servicing and collections. We use our platform to underwrite, process and service all of our small business loans, regardless of distribution channel.

•	Diversified Distribution Channels. We are building brand awareness and enhancing distribution capabilities through diversified distribution channels, including direct marketing, strategic partnerships and funding advisors. Our direct marketing, strategic partner and funding advisor channels constituted 56.2%, 14.9% and 28.9% of our total number of loans, respectively, for the three months ended September 30, 2014, 54.4%, 13.4% and 32.3% of our total number of loans, respectively, for the nine months ended September 30, 2014 and 44.1%, 10.3% and 45.6% of our total number of loans, respectively, for the year ended December 31, 2013. Our internal salesforce contacts potential customers, responds to inbound inquiries from potential customers, and is available to assist all customers throughout the application process.

•	High Customer Satisfaction and Repeat Customer Base. Our strong value proposition has been validated by our customers. We had a Net Promoter Score, a widely used system of measuring customer loyalty, of 71 in 2013, and we believe that strong customer satisfaction has played an important role in repeat borrowing by our customers. In 2013, 43.5% of loan originations were by repeat customers, who either replaced their existing loan with a new, usually larger, loan or took out a new loan after paying off their existing OnDeck loan in full. Thirty percent of our origination volume from repeat customers in 2013 was due to unpaid principal balances rolled from existing loans directly into such repeat originations.

•	Durable Business Model. Since we began lending in 2007, we have successfully operated our business through both strong and weak economic environments. Our real-time data, short duration loans, automated daily and weekly collection, risk management capabilities and unit economics enable us to react rapidly to changing market conditions and generate attractive financial results.

•	Differentiated Funding Platform. We source capital through multiple channels, including debt facilities, securitization and the OnDeck Marketplace, our proprietary whole loan sale platform for institutional investors. This diversity provides us with multiple, scalable funding sources, long-term capital commitments and access to flexible funding for growth.

•	100% Small Business-Focused. We are passionate about small businesses. We have developed significant expertise over our seven-year operating history exclusively focused on assessing and delivering credit to small businesses. We believe this passion, focus and small business credit expertise provides us with significant competitive advantages.

Our Strategy for Growth

Our vision is to become the most trusted lender to small businesses, and to accomplish this, we intend to:

•	Continue to Acquire Customers Through Direct Marketing and Sales. We plan to continue investing in direct marketing and sales to add new customers and increase our brand awareness.

•	Broaden Distribution Capabilities Through Partners. We plan to expand our network of partners, including banks, payment processors, funding advisors and small business-focused service providers, and leverage their relationships with small businesses to acquire new customers.

•	Enhance Data and Analytics Capabilities. We plan to make substantial investments in our data and analytics capabilities. Our data science team continually uncovers new insights about small businesses and their credit performance and considers new data sources for inclusion in our models, allowing us to evaluate and lend to more customers.

•	Expand Product Offerings. Following the successful recent introduction of our line of credit and 24-month term loan products, over time we plan to expand our offerings by introducing new credit-related products for small businesses. We may fund the expansion of our product offerings in part from the proceeds we receive from our initial public offering, or IPO, but we have not yet finalized the specific products we will introduce or established a particular timeline to expand our product offerings.

•	Extend Customer Lifetime Value. We believe we have an opportunity to increase revenue and loyalty from new and existing customers. We plan to introduce new features and product cross-sell capabilities to continue driving the increased use of our platform.

•	Targeted International Expansion. We believe there are opportunities to expand our small business lending in select countries outside of the United States and Canada. We may fund our international expansion in part from the proceeds we receive from our IPO, but we have not yet committed to any specified location or established a particular timeline to pursue this opportunity.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 14. These risks include, but are not limited to, the following:

•	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

•	Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

•	We have a history of losses and may not achieve consistent profitability in the future.

•	Worsening economic conditions may result in decreased demand for our loans, cause our customers’ default rates to increase and harm our operating results.

•	Our business may be adversely affected by disruptions in the credit markets, including reduced access to credit.

•	If the information provided by customers to us is incorrect or fraudulent, we may misjudge a customer’s qualifications to receive a loan and our operating results may be harmed.

•	Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread could reduce our profitability.

•	An increase in customer default rates may reduce our overall profitability and could also affect our ability to attract institutional funding. Further, historical default rates may not be indicative of future results.

•	Our risk management efforts may not be effective.

•	We rely on our proprietary credit-scoring model in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

•	Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

•	We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

•	The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Corporate Information

Our principal executive offices are located at 1400 Broadway, 25th Floor, New York, New York 10018, and our telephone number is (888) 269-4246. Our website is www.ondeck.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We were incorporated in Delaware in May 2006.

OnDeck, the OnDeck logo, OnDeck Score, OnDeck Marketplace and other trademarks or service marks of OnDeck appearing in this prospectus are the property of OnDeck. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 and are therefore subject to reduced public company reporting requirements. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.0 billion in annual revenue; the date we qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Offering Related Conversion

Upon the completion of this offering, we will no longer have any shares of preferred stock or preferred stock warrants outstanding. Upon completion of this offering, 23,725,822 shares of our preferred stock will automatically convert into shares of common stock. Also at such time, all outstanding preferred stock warrants will automatically convert into common stock warrants and the related liability will be reclassified to additional paid-in capital. The consideration we received in respect of the preferred stock outstanding at September 30, 2014 ranged from $0.73 to $29.42 per share and averaged $7.68 per share. Each share of preferred stock will convert into one share of common stock without the payment of additional consideration. In addition, certain shares of preferred stock were already repurchased and retired in 2013, when we voluntarily redeemed certain shares of Series A and Series B preferred stock for an aggregate price that was approximately $5.3 million in excess of the carrying amount. The portion of the redemption in excess of the carrying amount was recorded as a reduction to additional paid-in capital and added to net loss to arrive at net loss attributable to common stockholders in the calculation of loss per common share.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Option to purchase additional shares to be offered by us	shares

Use of proceeds

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, sales and marketing activities, data and analytics enhancements, product development, capital expenditures and to fund a portion of the loans made to our customers. We also may use a portion of the net proceeds to invest in or acquire complementary technologies, solutions or businesses and for targeted international expansion. However, we have no present agreements or commitments for any such investments, acquisitions or expansion. See the section titled “Use of Proceeds.”

Concentration of ownership

Upon completion of this offering, the executive officers, directors and 5% stockholders of our company and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding capital stock.

Proposed New York Stock Exchange trading symbol	“ONDK”

The number of shares of our common stock to be outstanding after this offering is based on 28,080,318 shares of our common stock outstanding on an as-converted basis as of September 30, 2014, and excludes:

•	4,985,401 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014, with a weighted average exercise price of $7.51 per share and per share exercise prices ranging from $0.53 to $21.32;

•	346,000 shares of common stock issuable upon the exercise of options granted after September 30, 2014, with an exercise price of $24.76 per share;

•	shares of common stock reserved for issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering;

•	shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering;

•	1,806,263 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2014, with a weighted average exercise price of $13.89 per share and per share exercise prices ranging from $0.65 to $29.42; and

•	1,000 shares of common stock issuable upon the exercise of one warrant issued after September 30, 2014, with an exercise price of $24.76 per share.

Unless otherwise noted, the information in this prospectus reflects and assumes the following:

•	a -for-1 forward stock split of our common stock and redeemable convertible preferred stock to be effected prior to the completion of this offering;

•	the conversion of all outstanding shares of our redeemable convertible preferred stock as of September 30, 2014 into an aggregate of 23,725,822 shares of common stock immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation in connection with the completion of this offering;

•	no exercise of outstanding options or warrants; and

•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data. You should read the summary consolidated financial data set forth below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2013 and 2014 and balance sheet data as of September 30, 2014 are derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The unaudited consolidated financial data for the nine months ended September 30, 2013 and 2014 and as of September 30, 2014 includes all adjustments, consisting only of normal recurring accruals, that are necessary in the opinion of our management for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Interest income	$25,273	$62,941	$41,073	$99,873
Gain on sales of loans	—	788	—	4,569
Other revenue	370	1,520	1,004	3,131

Gross revenue	25,643	65,249	42,077	107,573

Cost of revenue:
Provision for loan losses	12,469	26,570	16,300	47,011
Funding costs	8,294	13,419	9,400	12,531

Total cost of revenue	20,763	39,989	25,700	59,542

Net revenue	4,880	25,260	16,377	48,031

Operating expenses:
Sales and marketing	6,633	18,095	13,566	21,799
Technology and analytics	5,001	8,760	6,090	11,357
Processing and servicing	2,919	5,577	3,746	5,928
General and administrative	6,935	12,169	9,158	13,968

Total operating expenses	21,488	44,601	32,560	53,052

Loss from operations	(16,608)	(19,341)	(16,183)	(5,021)

Other (expense) income:
Interest expense	(88)	(1,276)	(1,070)	(274)
Warrant liability fair value adjustment	(148)	(3,739)	(1,496)	(9,122)

Total other (expense) income	(236)	(5,015)	(2,566)	(9,396)

Loss before provision for income taxes	(16,844)	(24,356)	(18,749)	(14,417)
Provision for income taxes	—	—	—	—

Net loss	(16,844)	(24,356)	(18,749)	(14,417)
Series A and Series B preferred stock redemptions	—	(5,254)	(5,254)	—
Accretion of dividends on redeemable convertible preferred stock	(3,440)	(7,470)	(5,414)	(9,828)

Net loss attributable to common stockholders	$(20,284)	$(37,080)	$(29,417)	$(24,245)

Net loss per share of common stock—basic and diluted	$(8.54)	$(17.28)	$(13.73)	$(8.48)

Pro forma net loss per share of common stock—basic and diluted(1)		$(0.96)		$(0.21)

Weighted average shares of common stock used in computing net loss per share—basic and diluted	2,375,220	2,146,013	2,142,568	2,857,871

Weighted average shares of common stock used in computing pro forma net loss per share—basic and diluted(1)		21,544,497		25,583,884

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands, except share and per share data)
Stock-based compensation expense included above:
Sales and marketing	$47	$118	$71	$325
Technology and analytics	7	47	20	290
Processing and servicing	9	30	15	126
General and administrative	166	243	161	706

Total stock-based compensation expense	$229	$438	$267	$1,447

Other financial data:
Adjusted EBITDA(2)	$(14,834)	$(16,258)	$(14,152)	$(726)
Adjusted net loss(3)	$(16,467)	$(20,179)	$(16,986)	$(3,848)

(1)	Pro forma basic and diluted net loss per share of common stock have been calculated assuming (i) the conversion of all outstanding shares of redeemable convertible preferred stock at December 31, 2013 and September 30, 2014 into an aggregate of 20,549,165 and 23,725,822 shares of common stock, respectively, as of the beginning of the applicable period or at the time of issuance, if later, (ii) the redemption of Series A and Series B preferred stock as of the beginning of the applicable period, and (iii) the reclassification of outstanding preferred stock warrants from liabilities to additional paid-in capital as of the beginning of the applicable period.
(2)	Adjusted EBITDA is not a financial measure prepared in accordance with GAAP. Adjusted EBITDA represents our net loss, adjusted to exclude interest expense associated with debt used for corporate purposes, income tax expense, depreciation and amortization, stock-based compensation expense and warrant liability fair value adjustment. Adjusted EBITDA does not adjust for funding costs, which represent the interest expense associated with debt used for lending purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(3)	Adjusted net loss is not a financial measure prepared in accordance with GAAP. We define Adjusted net loss as net loss adjusted to exclude stock-based compensation expense and warrant liability fair value adjustment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted net loss to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

	As of September 30, 2014
	Actual	Pro forma(1)	Pro forma as adjusted(2)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$22,642	$22,642	$
Restricted cash	22,615	22,615
Loans, net of allowance for loan losses	393,635	393,635
Loans held for sale	2,653	2,653
Total assets	466,007	466,007
Funding debt(3)	347,204	347,204
Corporate debt(4)	3,000	3,000
Total liabilities	368,077	365,275
Total redeemable convertible preferred stock	218,363	—
Total stockholders’ (deficit) equity	(120,433)	100,732

(1)	The pro forma column reflects the conversion of all outstanding shares of convertible preferred stock at September 30, 2014 into 23,725,822 shares of common stock immediately prior to the closing of this offering. The consideration paid for each share of convertible preferred stock outstanding at September 30, 2014 ranged from $0.73 to $29.42 and averaged $7.68. Each share of preferred stock will convert into one share of common stock without the payment of additional consideration. The conversion of the convertible preferred stock and the warrant liability reduces total redeemable convertible preferred stock and total liabilities by $218.4 million and $2.8 million, respectively.

(2)	The pro forma as adjusted column reflects the pro forma adjustments described in footnote (1) above and the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital and total assets by $ and decrease (increase) pro forma as adjusted total stockholders’ (deficit) equity by approximately $ , assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.
(3)	Funding debt is used to fund loan originations and is non-recourse to On Deck Capital, Inc.
(4)	Corporate debt is used to fund general corporate operations.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our consolidated financial statements and the related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face, but include the most significant factors currently known by us that make the offering speculative or risky. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially harmed. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

•	increase the number and total volume of term loans and lines of credit we extend to our customers;

•	improve the terms on which we lend to our customers as our business becomes more efficient;

•	increase the effectiveness of our direct marketing, as well as our strategic partner and funding advisor program customer acquisition channels;

•	increase repeat borrowing by existing customers;

•	successfully develop and deploy new products;

•	successfully maintain our diversified funding strategy, including through the OnDeck Marketplace and future securitization transactions;

•	favorably compete with other companies that are currently in, or may in the future enter, the business of lending to small businesses;

•	successfully navigate economic conditions and fluctuations in the credit market;

•	effectively manage the growth of our business;

•	successfully expand our business into adjacent markets; and

•	successfully expand internationally.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

Our recent, rapid growth may not be indicative of our future growth and, if we continue to grow rapidly, we may not be able to manage our growth effectively.

Our gross revenue grew from $25.6 million in 2012 to $65.2 million in 2013 and from $42.1 million for the nine months ended September 30, 2013 to $107.6 million for the nine months ended September 30, 2014. We expect that, in the future, even if our revenue continues to increase, our rate of revenue growth will decline.

In addition, we expect to continue to expend substantial financial and other resources on:

•	personnel, including significant increases to the total compensation we pay our employees as we grow our employee headcount;

•	marketing, including expenses relating to increased direct marketing efforts;

•	product development, including the continued development of our platform and OnDeck Score;

•	diversification of funding sources, including through OnDeck Marketplace;

•	office space, as we increase the space we need for our growing employee base; and

•	general administration, including legal, accounting and other compliance expenses related to being a public company.

In addition, our historical rapid growth has placed, and may continue to place, significant demands on our management and our operational and financial resources. Finally, our organizational structure is becoming more complex as we add additional staff, and we will need to improve our operational, financial and management controls as well as our reporting systems and procedures. If we cannot manage our growth effectively our financial results will suffer.

We have a history of losses and may not achieve consistent profitability in the future.

We generated net losses of $16.8 million, $24.4 million, $18.7 million and $14.4 million in 2012, 2013 and for the nine months ended September 30, 2013 and 2014, respectively. As of September 30, 2014, we had an accumulated deficit of $119.7 million. We will need to generate and sustain increased revenue levels in future periods in order to become profitable, and, even if we do, we may not be able to maintain or increase our level of profitability. We intend to continue to expend significant funds to expand our marketing and sales operations, increase our customer service and general loan servicing capabilities, meet the increased compliance requirements associated with our transition to and operation as a public company, lease additional space for our growing employee base, upgrade our data center infrastructure and expand into new markets. In addition, we record our loan loss provision as an expense to account for the possibility that all loans may not be repaid in full. Because we incur a given loan loss expense at the time that we issue the loan, we expect the aggregate amount of this expense to grow as we increase the number and total amount of loans we make to our customers.

Our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our higher operating expenses. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our common stock may significantly decrease.

Worsening economic conditions may result in decreased demand for our loans, cause our customers’ default rates to increase and harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism and catastrophes.

Our customers are small businesses. Accordingly, our customers have historically been, and may in the future remain, more likely to be affected or more severely affected than large enterprises by adverse economic conditions. These conditions may result in a decline in the demand for our loans by potential customers or higher default rates by our existing customers. If a customer defaults on a loan payable to us, the loan enters a collections process where our systems and collections teams initiate contact with the customer for payments owed. If a loan is subsequently charged off, we generally sell the loan to a third-party collection agency and receive only a small fraction of the remaining amount payable to us in exchange for this sale.

There can be no assurance that economic conditions will remain favorable for our business or that demand for our loans or default rates by our customers will remain at current levels. Reduced demand for our loans would negatively impact our growth and revenue, while increased default rates by our customers may inhibit our access to capital, hinder the growth of our OnDeck Marketplace and negatively impact our profitability. Furthermore, we have received a large number of applications from potential customers who do not satisfy the requirements for an OnDeck loan. If an insufficient number of qualified small businesses apply for our loans, our growth and revenue could decline.

Our business may be adversely affected by disruptions in the credit markets, including reduced access to credit.

We depend on debt facilities and other forms of debt in order to finance most of the loans we make to our customers. However, we cannot guarantee that these financing sources will continue to be available beyond the current maturity date of each debt facility, on reasonable terms or at all. As the volume of loans that we make to customers on our platform increases, we may require the expansion of our borrowing capacity on our existing debt facilities and other debt arrangements or the addition of new sources of capital. The availability of these financing sources depends on many factors, some of which are outside of our control. We may also experience the occurrence of events of default or breaches of financial or performance covenants under our debt agreements, which could reduce or terminate our access to institutional funding. In addition, we began selling loans to third parties via our OnDeck Marketplace in October 2013 and completed our first securitization transaction in May 2014. There can be no assurance that investors will continue to purchase our loans via our OnDeck Marketplace or that we will be able to successfully access the securitization markets again. Furthermore, because we only recently began accessing these sources of capital, there is a greater possibility that these sources of capital may not be available in the future. In the event of a sudden or unexpected shortage of funds in the banking system, we cannot be sure that we will be able to maintain necessary levels of funding without incurring high funding costs, a reduction in the term of funding instruments or the liquidation of certain assets. If we were to be unable to arrange new or alternative methods of financing on favorable terms, we may have to curtail our origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow.

If the information provided by customers to us is incorrect or fraudulent, we may misjudge a customer’s qualification to receive a loan and our operating results may be harmed.

Our lending decisions are based partly on information provided to us by loan applicants. To the extent that these applicants provide information to us in a manner that we are unable to verify, the OnDeck Score may not accurately reflect the associated risk. In addition, data provided by third-party sources is a significant component of the OnDeck Score and this data may contain inaccuracies. Inaccurate analysis of credit data that could result from false loan application information could harm our reputation, business and operating results.

In addition, we use identity and fraud checks analyzing data provided by external databases to authenticate each customer’s identity. There is a risk, however, that these checks could fail, and fraud may occur. We may not be able to recoup funds underlying loans made in connection with inaccurate statements, omissions of fact or fraud, in which case our revenue, operating results and profitability will be harmed. Fraudulent activity or significant increases in fraudulent activity could also lead to regulatory intervention, negatively impact our operating results, brand and reputation and require us to take steps to reduce fraud risk, which could increase our costs.

Our current level of interest rate spread may decline in the future. Any material reduction in our interest rate spread could reduce our profitability.

We earn a substantial majority of our revenues from interest payments on the loans we make to our customers. Financial institutions and other funding sources provide us with the capital to fund these term loans and lines of credit and charge us interest on funds that we draw down. In the event that the spread between the rate at which we lend to our customers and the rate at which we borrow from our lenders decreases, our financial results and operating performance will be harmed. The interest rates we charge to our customers and pay to our lenders could each be affected by a variety of factors, including access to capital based on our business performance, the volume of loans we make to our customers, competition and regulatory requirements. These interest rates may also be affected by a change over time in the mix of the types of products we sell to our customers and investors and a shift among our channels of customer acquisition. Interest rate changes may adversely affect our business forecasts and expectations and are highly sensitive to many macroeconomic factors beyond our control, such as inflation, recession, the state of the credit markets, changes in market interest rates, global economic disruptions, unemployment and the fiscal and monetary policies of the federal government and its agencies. Any material reduction in our interest rate spread could have a material adverse effect on our business, results of operations and financial condition.

If the choice of law provisions in our loan agreements are found to be unenforceable, we may be found to be in violation of state interest rate limit laws.

Although the federal government does not currently regulate the maximum interest rates that may be charged on private loan transactions, many states have enacted interest rate limit laws specifying the maximum legal interest rate at which loans can be made in the state. We apply Virginia law to the underlying agreement for loans that we originate because our loans are underwritten and entered into in the state of Virginia, where our underwriting, servicing, operations and collections teams are headquartered.

Virginia does not limit interest rates on commercial loans of $5,000 or more. Assuming a court were to recognize this choice of law provision, Virginia law would be applied to a dispute between the customer and us regardless of where the customer is located. We intend for Virginia law to control over state interest rate limit laws that would otherwise be applicable to these loans. We are not aware of any broad-based legal challenges to date to the applicability of Virginia law to these loans or the loans of other companies. However, many laws to which we are subject were adopted prior to the advent of the internet and related technologies and, as a result, do not expressly contemplate or address the unique issues of the internet such as the applicability of laws to online transactions, including in our case, the origination of loans. In addition, many laws that do reference the internet are being interpreted by the courts, but their applicability and scope remain uncertain. As a result, we cannot predict whether a court may seek to apply a different choice of law to our loans or to otherwise invalidate the applicability of Virginia law to our loans. If the applicability of Virginia law to these loans were challenged, and these loans were found to be governed by the laws of another state, and such other state has an interest rate limit law that prohibits the interest rate in effect with respect to such loans, the obligations of our customers to pay all or a portion of the interest and principal on these loans could be found unenforceable. A judgment that the choice of law provisions in our loan agreements is unenforceable also could result in costly and time-consuming litigation, penalties, damage to our reputation, trigger repurchase obligations, negatively impact the terms of our future loans and harm our operating results. Likewise, a judgment that the choice of law provision in other commercial loan agreements is unenforceable could result in challenges to our choice of law provision and that could result in costly and time-consuming litigation. In addition, it could cause us to incur substantial additional expense to comply with the laws of various states, including either our licensing as a lender in the various states, or requiring us to place more loans through our issuing bank partners.

Issuing bank partners with whom we have agreements lend to customers in certain states. If our relationships with issuing bank partners were to end, then we may have to comply with additional restrictions, and certain states may require us to obtain a lending license.

In states that do not require a license to make commercial loans, we make term loans directly to customers pursuant to Virginia law, which is the governing law we require in the underlying loan agreements with our customers. However, nine states and jurisdictions, namely Alaska, California, Maryland, Nevada, North Dakota, Rhode Island, South Dakota, Vermont, and Washington, D.C., require a license to make certain commercial loans and may not honor a Virginia choice of law. They assert either that their own licensing laws and requirements should generally apply to commercial loans made by nonbanks or apply to commercial loans made by nonbanks of certain principal amounts or with certain interest rates or other terms. In such states and jurisdictions and in some other circumstances, term loans are made by an issuing bank partner that is not subject to state licensing, primarily BofI Federal Bank (a federally chartered bank), and may be sold to us. For the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014, loans made by issuing bank partners constituted 21.1%, 16.1%, 16.2% and 16.7%, respectively, of our total loan originations. These loans are not governed by Virginia law, but rather the laws of the issuing bank partner’s home state, California law in the case of BofI Federal Bank. The remainder of our term loans provide that they are to be governed by Virginia law. Our issuing bank partner currently originates all of our loans in California, Nevada, North Dakota, South Dakota and Vermont as well as some loans in other states and jurisdictions in addition to those listed above. Although such states and jurisdictions may have licensing requirements and/or interest rate caps that purport to apply to some or all commercial loans, all such licensing requirements and/or caps that would otherwise be applicable are federally preempted when these loans are originated by our federally chartered issuing bank partner. As a result, loans originated by our issuing bank partner are generally priced the same as loans originated by us under Virginia law. While the other two U.S. states where we originate loans currently honor our Virginia choice of law, future legal changes could result in any one or more of those states no longer honoring our Virginia choice of law. In that case, we could address the legal change in a manner similar to how we approach the nine states and jurisdictions that currently require licensing and may not honor a Virginia choice of law, or we could consider other approaches, including licensing.

If we were to seek to make loans directly in those states referenced in the paragraph above or if we were otherwise not able to work with an issuing bank partner, we would have to attempt to comply with the laws of these states in other ways, including through obtaining lending licenses. Compliance with the laws of such states could be costly, and if we are unable to obtain such licenses, our loan volume could substantially decrease and our revenues, growth and profitability would be harmed. In addition, if our activities under the current arrangement with issuing bank partners were deemed to constitute lending within any such jurisdiction, we could be found to have engaged in impermissible lending within such jurisdictions. As a result, we could be subjected to fines and other penalties, all or a portion of the principal and interest charged on the applicable loans could be found to be unenforceable and, to the extent it is determined that such loans were not originated in accordance with all applicable laws, we could be obligated to repurchase any loans from our debt facilities and OnDeck Marketplace participants that failed to comply with such legal requirements. Any finding that we engaged in lending in states in which we are unlicensed to do so could lead to litigation, harm our reputation and negatively impact our operating expenses and profitability.

An increase in customer default rates may reduce our overall profitability and could also affect our ability to attract institutional funding. Further, historical default rates may not be indicative of future results.

Customer default rates may be significantly affected by economic downturns or general economic conditions beyond our control and beyond the control of individual customers. In particular, loss rates on customer loans may increase due to factors such as prevailing interest rates, the rate of unemployment, the level of consumer and business confidence, commercial real estate values, the value of the U.S. dollar, energy prices, changes in consumer and business spending, the number of personal bankruptcies, disruptions in the credit markets and other factors. In addition, as of September 30, 2014, approximately 28.3% of our total loans outstanding related to customers with fewer than five years of operating history. While our OnDeck Score is designed to establish that, notwithstanding such limited operating and financial history, customers would be a reasonable credit risk, our loans may nevertheless be expected to have a higher default rate than loans made to customers with more established operating and financial histories. In addition, if default rates reach certain levels, the principal of our securitized notes may be required to be paid down, and we may no longer be able to borrow from our debt facilities to fund future loans. In addition, if customer default rates increase beyond forecast levels, returns for investors in our OnDeck Marketplace program will decline and demand by investors to participate in this program will decrease, each of which will harm our reputation, operating results and profitability.

Our risk management efforts may not be effective.

We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets and liabilities. To the extent our models used to assess the creditworthiness of potential customers do not adequately identify potential risks, the OnDeck Scores produced would not adequately represent the risk profile of such customers and could result in higher risk than anticipated. Our risk management policies, procedures, and techniques, including our use of our proprietary OnDeck Score technology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified or identify concentrations of risk or additional risks to which we may become subject in the future.

We rely on our proprietary credit-scoring model in the forecasting of loss rates. If we are unable to effectively forecast loss rates, it may negatively impact our operating results.

In making a decision whether to extend credit to prospective customers, we rely heavily on our OnDeck Score, the credit score generated by our proprietary credit-scoring model and decisioning system, an empirically derived suite of statistical models built using third-party data, data from our customers and our credit experience gained through monitoring the performance of our customers over time. If our proprietary credit-scoring model and decisioning system fails to adequately predict the creditworthiness of our customers, or if our proprietary cash flow analytics system fails to assess prospective customers’ financial ability to repay their loans, or if any portion of the information pertaining to the prospective customer is false, inaccurate or incomplete, and our systems did not detect such falsities, inaccuracies or incompleteness, or any or all of the other components of the credit decision process described herein fails, we may experience higher than forecasted losses. Furthermore, if we are unable to access the third-party data used in our OnDeck Score, or our access to such data is limited, our ability to accurately evaluate potential customers will be compromised, and we may be unable to effectively predict probable credit losses inherent in our loan portfolio, which would negatively impact our results of operations.

Additionally, if we make errors in the development and validation of any of the models or tools we use to underwrite the loans that we securitize or sell to investors, these investors may experience higher delinquencies and losses and we may be subject to liability. Moreover, if future performance of our customers’ loans differs from past experience (driven by factors, including but not limited to, macroeconomic factors, policy actions by regulators, lending by other institutions and reliability of data used in the underwriting process), which experience has informed the development of the underwriting procedures employed by us, delinquency rates and losses to investors of our securitized debt from our customers’ loans could increase, thereby potentially subjecting us to liability. This inability to effectively forecast loss rates could also inhibit our ability to borrow from our debt facilities, which could further hinder our growth and harm our financial performance.

Our allowance for loan losses is determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

We face the risk that our customers will fail to repay their loans in full. We reserve for such losses by establishing an allowance for loan losses, the increase of which results in a charge to our earnings as a provision for loan losses. We have established an evaluation process designed to determine the adequacy of our allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the forecasts and establishment of loan losses are also dependent on our subjective assessment based upon our experience and judgment. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition and results of operations.

We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that lend to small businesses. These companies include traditional banks, merchant cash advance providers and newer, technology-enabled lenders. In addition, other technology companies that primarily lend to individual consumers have already begun to focus, or may in the future focus, their efforts on lending to small businesses.

In some cases, our competitors focus their marketing on our industry sectors and seek to increase their lending and other financial relationships with specific industries such as restaurants. In other cases, some competitors may offer a broader range of financial products to our clients, and some competitors may offer a specialized set of specific products or services. Many of these competitors have significantly more resources and greater brand recognition than we do and may be able to attract customers more effectively than we do.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the commissions we pay to our strategic partners and funding advisors are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and advisors may choose to direct their business elsewhere. All of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

To date, we have derived our revenue from a limited number of products and markets. Our efforts to expand our market reach and product portfolio may not succeed and may reduce our revenue growth.

We offer term loans and lines of credit to our customers in the United States and term loans to our customers in Canada. Many of our competitors offer a more diverse set of products to small businesses and in additional international markets. While we intend to eventually broaden the scope of products that we offer to our customers, there can be no assurance that we will be successful in such efforts. Failure to broaden the scope of products we offer to potential customers may inhibit the growth of repeat business from our customers and harm our operating results. There also can be no guarantee that we will be successful with respect to our current efforts in Canada, as well as any further expansion beyond the United States and Canada, if we decide to attempt such expansion at all, which may also inhibit the growth of our business.

In connection with our sale of loans to our subsidiaries and through OnDeck Marketplace, we make representations and warranties concerning the loans we sell. If those representations and warranties are not correct, we could be required to repurchase the loans. Any significant required repurchases could have an adverse effect upon our ability to operate and fund our business.

In our asset-backed securitization facility and our other asset-backed revolving debt facilities, we transfer loans to our subsidiaries and make numerous representations and warranties concerning the loans we transfer including representations and warranties that the loans meet the eligibility requirements. We also make representations and warranties in connection with the loans we sell through OnDeck Marketplace. If those representations and warranties are incorrect, we may be required to repurchase the loans. We have not been required to repurchase any loans in connection with our asset-backed securitization facility. In connection with OnDeck Marketplace and our asset-backed revolving debt facilities, we have been required to repurchase an immaterial amount of loans. Failure to repurchase such loans when required would constitute an event of default under the securitization and other asset-backed facilities and may constitute a termination event under the applicable OnDeck Marketplace agreement. There is no assurance, however, that we would have adequate resources to make such repurchases or, if we did make the repurchases, that such event might not have a material adverse effect on our business.

Many of our strategic partnerships are nonexclusive and subject to termination options that, if terminated, could harm the growth of our customer base and negatively affect our financial performance. Additionally, these partners are concentrated and the departure of a significant partner could have a negative impact on our operating results.

We rely on strategic partners for referrals of an increasing portion of the customers, to whom we issue loans and our growth depends in part on the growth of these referrals. In 2012 and 2013 and for the nine months ended September 30, 2013 and 2014, loans issued to customers referred to us by our strategic partners constituted 5.5%,

9.2%, 9.5% and 12.7% of our total loan originations, respectively. Many of our strategic partnerships do not contain exclusivity provisions that would prevent such partners from providing leads to competing companies. In addition, the agreements governing these partnerships contain termination provisions that, if exercised, would terminate our relationship with these partners. These agreements also contain no requirement that a partner refer us any minimum number of leads. There can be no assurance that these partners will not terminate our relationship with them or continue referring business to us in the future, and a termination of the relationship or reduction in leads referred to us would have a negative impact on our revenue and operating results.

In addition, a small number of strategic partners refer to us a significant portion of the loans made within this channel. In 2012 and 2013 and for the nine months ended September 30, 2013 and 2014, loans issued to customers referred to us by our top 4 strategic partners constituted 4.7%, 7.0%, 6.8% and 9.4% of our total loan originations, respectively. In the event that one or multiple of these significant strategic partners terminated our relationship or reduced the number of leads provided to us, our business would be harmed.

To the extent that Funding Advisor Program partners or direct sales agents mislead loan applicants or are engaged in disreputable behavior, our reputation may be harmed and we may face liability.

We rely on third-party independent advisors, including business loan brokers, which we call Funding Advisor Program partners, or FAPs, for referrals of a substantial portion of the customers to whom we issue loans. In 2012 and 2013 and for the nine months ended September 30, 2013 and 2014, loans issued to customers whose applications were submitted to us via the FAP channel constituted 75.1%, 56.4%, 56.8% and 44.3% of our total loan originations, respectively. While the authorized representative of all prospective FAPs must undergo a criminal background check as one element of the FAP application process, we are unable to perform such checks on all employees or agents of a FAP who may be involved in the marketing and sale of our products. Because FAPs earn fees on a commission basis, FAPs may have incentive to mislead loan applicants, facilitate the submission by loan applicants of false application data or engage in other disreputable behavior so as to earn additional commissions on those inaccurate loan applications. While we strictly prohibit all FAPs from charging customers any additional un-authorized fees, it is possible that some FAPs may attempt to charge such fees despite our prohibition. We also rely on our direct sales agents for customer acquisition in our direct marketing channel, and these sales agents may also engage in disreputable behavior to increase our customer base. If FAPs or our direct sales agents mislead our customers or engage in any other disreputable behavior, our customers are less likely to be satisfied with their experience and to become repeat customers, and we may be subject to costly and time-consuming litigation, each of which could harm our reputation and operating performance.

We pay commissions to our strategic partners and FAPs upfront and generally do not recover them in the event the related loan or line of credit is eventually charged-off.

We pay commissions to strategic partners and FAPs on the term loans and lines of credit we originate through these channels. We pay these commissions at the time the term loan is funded or line of credit account is opened. However, we generally do not require that this commission be repaid to us in the event of a default on a term loan or line of credit. While we generally discontinue working with strategic partners and FAPs that refer customers to us that ultimately have unacceptably high levels of defaults, to the extent that our strategic partners and FAPs are not at risk of forfeiting their commissions in the event of defaults, they may to an extent be indifferent to the riskiness of the potential customers that they refer to us.

We may not have adequate funding capacity in the event that an unforeseen number of customers to whom we have extended a line of credit decide to draw their lines at the same time.

Our current capacity to fund our customers’ line of credit through existing debt facilities is limited. Accordingly, we maintain cash available to fund our customers’ lines of credit based on the amount that we foresee these customers drawing down. For example, if we make available a line of credit for $15,000 to a small business, we may only reserve a portion of this amount at any given time for immediate drawdown. We base the amount that we reserve on our analysis of aggregate portfolio demand and the historical activity of customers using the line of credit product. However, if we inaccurately predict the number of customers that draw down on their lines of credit at a certain time, or if these customers draw down in greater amounts than we forecast, we may not have enough funds available to lend to them. Failure to provide funds drawn down by our customers on their lines of credit may expose us to liability, damage our reputation and inhibit our growth.

As a result of becoming a public company, we will be obligated to maintain proper and effective internal controls over financial reporting. We may not complete our analysis of our internal controls over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

Following this offering, we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our auditors have issued an attestation report on our management’s assessment of our internal controls.

We are currently evaluating our internal controls, identifying and remediating deficiencies in those internal controls and documenting the results of our evaluation, testing and remediation.

In connection with our preparation of the financial statements for the year ended December 31, 2013, which were issued on September 29, 2014, we identified four control deficiencies that did not rise to the level of a material weakness, on an individual basis or in the aggregate, but did represent significant deficiencies in our internal control over financial reporting. A control deficiency is considered a significant deficiency if it represents a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. The particular deficiencies related to the effectiveness of our information technology controls, the formalization of key controls in certain operations and finance processes relating to the retention, documentation and evidence of reviews and approvals, the timely reconciliation of certain sub-ledgers and ledgers, and the financial statement close process, specifically the process of recording prepaid assets and expenses accurately. We have taken steps to address these deficiencies, and the actions we plan to take are subject to ongoing senior management review and audit committee oversight.

We cannot assure you that the measures we have taken, or will take, to remediate these significant deficiencies will be effective or that we will be successful in implementing them. Moreover, we cannot assure you that we have identified all significant deficiencies or that we will not in the future have additional significant deficiencies or identify material weaknesses. Our independent registered public accounting firm has not evaluated any of the measures we have taken, or that we propose to take, to address these significant deficiencies discussed above.

In addition, because our business has grown and we are becoming a public company, we are seeking to transition to a more developed internal control environment that incorporates increased automation. In the course of preparing our third quarter 2014 financial statements, we identified additional control deficiencies that we are in the process of remediating. While we are taking steps to update our processes and remediate these control deficiencies, our independent registered public accounting firm has not evaluated these control deficiencies or any of the actions we have taken or propose to take to address them. We may continue to identify additional control deficiencies in the future.

We also may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting that we are unable to remediate before the end of the same fiscal year in which the material weakness is identified or if we are otherwise unable to maintain effective internal controls over financial reporting, we will be unable to assert that our internal controls are effective. If we are unable to assert that our internal control over financial reporting is effective, or if our auditors are unable to attest to management’s report on the effectiveness of our internal controls, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline.

We will be required to disclose material changes made in our internal controls and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We will incur increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our results of operations and our ability to attract and retain qualified executives and board members.

As a public company we will incur significant legal, accounting, and other expenses that we did not incur as a private company and these expenses will increase after we cease to be an “emerging growth company.” In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and the New York Stock Exchange impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased, and will continue to increase, our legal, accounting and financial compliance costs and have made, and will continue to make, some activities more time consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees or as executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and the effectiveness of our disclosure controls and procedures quarterly. In particular, beginning with the year ending December 31, 2015, we will need to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm potentially to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act, or Section 404. As an “emerging growth company” we may elect to avail ourselves of the exemption from the requirement that our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting under Section 404. However, we may no longer avail ourselves of this exemption when we cease to be an “emerging growth company” and, when our independent registered public accounting firm is required to undertake an assessment of our internal control over financial reporting, the cost of our compliance with Section 404 will correspondingly increase. Our compliance with applicable provisions of Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues as we implement additional corporate governance practices and comply with reporting requirements. Moreover, if we are not able to comply with the requirements of Section 404 applicable to us in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Furthermore, investor perceptions of our company may suffer if deficiencies are found, and this could cause a decline in the market price of our stock. Irrespective of compliance with Section 404, any failure of our internal control over financial reporting could have a material adverse effect on our stated operating results and harm our reputation. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal control from our independent registered public accounting firm.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled engineering and data analytics personnel is extremely intense, and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain highly skilled technical, financial and marketing personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business.

We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees, including Noah Breslow, our Chief Executive Officer. Our future success depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

We may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us, our business, operating results and financial condition may be harmed.

Since our founding, we have raised substantial equity and debt financing to support the growth of our business. Because we intend to continue to make investments to support the growth of our business, we may require additional capital to pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances, including increasing our marketing expenditures to improve our brand awareness, developing new products or services or further improving existing products and services, enhancing our operating infrastructure and acquiring complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. However, additional funds may not be available when we need them, on terms that are acceptable to us, or at all. In addition, our agreements with our lenders contain restrictive covenants relating to our capital raising activities and other financial and operational matters, and any debt financing that we secure in the future could involve further restrictive covenants which may make it more difficult for us to obtain additional capital and to pursue business opportunities. Volatility in the credit markets may also have an adverse effect on our ability to obtain debt financing.

If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, operating results, financial condition and prospects could be adversely affected.

Our agreements with our lenders contain a number of early payment triggers and covenants. A breach of such triggers or covenants or other terms of such agreements could result in an early amortization, default, and/or acceleration of the related funding facilities which could materially impact our operations.

Primary funding sources available to support the maintenance and growth of our business include, among others, an asset-backed securitization facility, other asset-backed revolving debt facilities and corporate debt. Our liquidity would be materially adversely affected by our inability to comply with various covenants and other specified requirements set forth in our agreements with our lenders which could result in the early amortization, default and/or acceleration of our existing facilities. Such covenants and requirements include financial covenants, portfolio performance covenants and other events. For a description of these covenants, requirements and events, see the section titled “Description of Indebtedness – Covenants and Events of Default for Debt Facilities.”

During an early amortization period or occurrence of an event of default, principal collections from the loans in our asset-backed facilities would be applied to repay principal under such facilities rather than being available on a revolving basis to fund purchases of newly originated loans. During the occurrence of an event of default under any of our facilities, the applicable lenders could accelerate the related debt and such lenders’ commitments to extend further credit under the related facility would terminate. Our asset-backed securitization trust would not be able to issue future series out of such securitization. If we were unable to repay the amounts due and payable under such facilities, the applicable lenders could seek remedies, including against the collateral pledged under such facilities. A default under one facility could also lead to default under other facilities due to cross-acceleration or cross-default provisions.

An early amortization event or event of default would negatively impact our liquidity, including our ability to originate new loans, and require us to rely on alternative funding sources, which might increase our funding costs or which might not be available when needed. If we were unable to arrange new or alternative methods of financing on favorable terms, we might have to curtail the origination of loans, which could have a material adverse effect on our business, financial condition, operating results and cash flow, which in turn could have a material adverse effect on our ability to meet our obligations under our facilities.

We act as servicer with respect to our facilities. If we default in our servicing obligations, an early amortization event of default could occur with respect to the applicable facility and we could be replaced as servicer.

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. For example, if our loans were determined for any reason not to be commercial loans, we would be subject to many additional requirements, and our fees and interest arrangements could be challenged by regulators or our customers. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future. To the extent it is determined that the loans we make to our customers were not originated in accordance with all applicable laws, we would be obligated to repurchase from the entity holding the applicable loan any such loan that fails to comply with legal requirements. We may not have adequate resources to make such repurchases.

Financial regulatory reform relating to asset-backed securities has not been fully implemented and could have a significant impact on our ability to access the asset-backed market.

We rely upon asset-backed financing for a significant portion of our funds with which to carry on our business. Asset-backed securities and the securitization markets were heavily affected by the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, which was signed into law in 2010 and have also been a focus of increased regulation by the SEC. However, some of the regulations to be implemented under the Dodd-Frank Act have not yet been finalized and other asset-backed regulations that have been adopted by the SEC have delayed effective dates. For example, the Dodd-Frank Act mandates the implementation of rules requiring securitizers or originators to retain an economic interest in a portion of the credit risk for any asset that they securitize or originate. In October of this year, the SEC adopted final rules in relation to such risk retention, but such rules will not be effective with respect to our transactions until late in 2016. In addition, the SEC previously proposed separate rules which would affect the disclosure requirements for registered as well as unregistered issuances of asset-backed securities. The SEC has recently adopted final rules which affect the disclosure requirements for registered issuances of asset-backed securities backed by residential mortgages, commercial mortgages, auto loans, auto leases and debt securities. However, final rules that would affect the disclosure requirements for registered issuances of asset-backed securities backed by other types of collateral or for unregistered issuances of asset-backed securities have not been adopted. Any of such rules if implemented could adversely affect our ability to access the asset-backed market or our cost of accessing that market.

Our success and future growth depend in part on our successful marketing efforts and increased brand awareness. Failure to effectively use our brand to convert sales may negatively affect our growth and our financial performance.

We believe that an important component of our growth will be continued market penetration through our direct marketing channel. To achieve this growth, we anticipate relying heavily on marketing and advertising to increase the visibility of the OnDeck brand with potential customers. The goal of this marketing and advertising is to increase the strength, recognition and trust in the OnDeck brand, drive more unique visitors to submit loan applications on our website, and ultimately increase the number of loans made to our customers. We incurred expenses of $18.1 million and $21.8 million on sales and marketing in the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively.

Our business model relies on our ability to scale rapidly and to decrease incremental customer acquisition costs as we grow. If we are unable to recover our marketing costs through increases in website traffic and in the number of loans made by visitors to our platform, or if we discontinue our broad marketing campaigns, it could have a material adverse effect on our growth, results of operations and financial condition.

Customer complaints or negative publicity could result in a decline in our customer growth and our business could suffer.

Our reputation is very important to attracting new customers to our platform as well as securing repeat lending to existing customers. While we believe that we have a good reputation and that we provide our customers with a superior experience, there can be no assurance that we will continue to maintain a good relationship with our customers or avoid negative publicity. Any damage to our reputation, whether arising from our conduct of business, negative publicity, regulatory, supervisory or enforcement actions, matters affecting our financial reporting or compliance with SEC and New York Stock Exchange listing requirements, security breaches or otherwise could have a material adverse effect on our business.

Security breaches of customers’ confidential information that we store may harm our reputation and expose us to liability.

We store our customers’ bank information, credit information and other sensitive data. Any accidental or willful security breaches or other unauthorized access could cause the theft and criminal use of this data. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our customers’ data, our relationships with our customers will be severely damaged, and we could incur significant liability.

Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation and we could lose customers.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, transmit and store a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Our ability to collect payment on loans and maintain accurate accounts may be adversely affected by computer viruses, physical or electronic break-ins, technical errors and similar disruptions.

The automated nature of our platform may make it an attractive target for hacking and potentially vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. Despite efforts to ensure the integrity of our platform, it is possible that we may not be able to anticipate or to implement effective preventive measures against all security breaches of these types, in which case there would be an increased risk of fraud or identity theft, and we may experience losses on, or delays in the collection of amounts owed on, a fraudulently induced loan. In addition, the software that we have developed to use in our daily operations is highly complex and may contain undetected technical errors that could cause our computer systems to fail. Because each loan that we make involves our proprietary automated underwriting process, and approximately two-thirds of our loans are underwritten using a fully-automated underwriting process that does not require manual review, any failure of our computer systems involving our automated underwriting process and any technical or other errors contained in the software pertaining to our automated underwriting process could compromise our ability to accurately evaluate potential customers, which would negatively impact our results of operations. Furthermore, any failure of our computer systems could cause an interruption in operations and result in disruptions in, or reductions in the amount of, collections from the loans we make to our customers.

Additionally, if a hacker were able to access our secure files, he or she might be able to gain access to the personal information of our customers. While we have taken steps to prevent such activity from affecting our platform, if we are unable to prevent such activity, we may be subject to significant liability, negative publicity and a material loss of customers, all of which may negatively affect our business.

Our business depends on our ability to collect payment on and service the loans we make to our customers.

We rely on unaffiliated banks for the Automated Clearing House, or ACH, transaction process used to disburse the proceeds of newly originated loans to our customers and to automatically collect scheduled payments on the loans. As we are not a bank, we do not have the ability to directly access the ACH payment network, and must therefore rely on an FDIC-insured depository institution to process our transactions, including loan payments. Although we have built redundancy between these banks’ services, if we cannot continue to obtain such services from our current institutions or elsewhere, or if we cannot transition to another processor quickly, our ability to process payments will suffer. If we fail to adequately collect amounts owing in respect of the loans, as a result of the loss of direct debiting or otherwise, then payments to us may be delayed or reduced and our revenue and operating results will be harmed.

We rely on data centers to deliver our services. Any disruption of service at these data centers could interrupt or delay our ability to deliver our service to our customers.

We currently serve our customers from two third-party data center hosting facilities in Piscataway, New Jersey and Denver, Colorado. The continuous availability of our service depends on the operations of these facilities, on a variety of network service providers, on third-party vendors and on data center operations staff. In addition, we depend on the ability of our third-party facility providers to protect the facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new facilities and services. Even with current and planned disaster recovery arrangements, our business could be harmed.

We designed our system infrastructure and procure and own or lease the computer hardware used for our services. Design and mechanical errors, failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with customers and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

Demand for our loans may decline if we do not continue to innovate or respond to evolving technological changes.

We operate in a nascent industry characterized by rapidly evolving technology and frequent product introductions. We rely on our proprietary technology to make our platform available to customers, determine the creditworthiness of loan applicants, and service the loans we make to customers. In addition, we may increasingly rely on technological innovation as we introduce new products, expand our current products into new markets, and continue to streamline the lending process. The process of developing new technologies and products is complex, and if we are unable to successfully innovate and continue to deliver a superior customer experience, customers’ demand for our loans may decrease and our growth and operations may be harmed.

It may be difficult and costly to protect our intellectual property rights, and we may not be able to ensure their protection.

Our ability to lend to our customers depends, in part, upon our proprietary technology, including our use of the OnDeck Score. We may be unable to protect our proprietary technology effectively which would allow competitors to duplicate our products and adversely affect our ability to compete with them. A third party may attempt to reverse engineer or otherwise obtain and use our proprietary technology without our consent. The pursuit of a claim against a third party for infringement of our intellectual property could be costly, and there can be no guarantee that any such efforts would be successful.

In addition, our platform may infringe upon claims of third-party intellectual property, and we may face intellectual property challenges from such other parties. We may not be successful in defending against any such challenges or in obtaining licenses to avoid or resolve any intellectual property disputes. The costs of defending any such claims or litigation could be significant and, if we are unsuccessful, could result in a requirement that we pay significant damages or licensing fees, which would negatively impact our financial performance. Furthermore, our technology may become obsolete, and there is no guarantee that we will be able to successfully develop, obtain or use new technologies to adapt our platform to compete with other lending platforms as they develop. If we cannot protect our proprietary technology from intellectual property challenges, or if the platform becomes obsolete, our ability to maintain our platform, make loans or perform our servicing obligations on the loans could be adversely affected.

Some aspects of our platform include open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

We incorporate open source software into our proprietary platform and into other processes supporting our business. Such open source software may include software covered by licenses like the GNU General Public License and the Apache License. The terms of various open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that limits our use of the software, inhibits certain aspects of the platform and negatively affects our business operations.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If portions of our proprietary platform are determined to be subject to an open source license, or if the license terms for the open source software that we incorporate change, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our platform or change our business activities. In addition to risks related to license requirements, the use of open source software can lead to greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software. Many of the risks associated with the use of open source software cannot be eliminated, and could adversely affect our business.

We may evaluate, and potentially consummate, acquisitions, which could require significant management attention, disrupt our business, and adversely affect our financial results.

Our success will depend, in part, on our ability to grow our business. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. We also have never acquired a business before and therefore lack experience in integrating new technology and personnel. The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition integration challenges;

•	coordination of technology, product development and sales and marketing functions;

•	transition of the acquired company’s customers to our platform;

•	retention of employees from the acquired company;

•	cultural challenges associated with integrating employees from the acquired company into our organization;

•	integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	potential write-offs of loans or intangibles or other assets acquired in such transactions that may have an adverse effect our operating results in a given period;

•	liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our future acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill, any of which could harm our financial condition. Also, the anticipated benefits of any acquisitions may not materialize.

We may not be able to utilize a significant portion of our net operating loss carryforwards, which could harm our results of operations.

We had U.S. federal net operating loss carryforwards of approximately $47.5 million as of December 31, 2013. These net operating loss carryforwards will begin to expire at various dates beginning in 2027. As of December 31, 2013, we recorded a full valuation allowance of $26.2 million against our net deferred tax asset.

The Internal Revenue Code of 1986, as amended, or the Code, imposes substantial restrictions on the utilization of net operating losses and other tax attributes in the event of an “ownership change” of a corporation. Events which may cause limitation in the amount of the net operating losses and other tax attributes that are able to be utilized in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period, which has occurred as a result of historical ownership changes. Accordingly, our ability to use pre-change net operating loss and certain other attributes are limited as prescribed under Sections 382 and 383 of the Code. Therefore, if we earn net taxable income in the future, our ability to reduce our federal income tax liability with our existing net operating losses is subject to limitation. Although we believe that this offering may result in another cumulative ownership change under Sections 382 and 383 of the Code, we do not believe that any resulting limitation will further limit our ability to ultimately utilize our net operating loss carryforwards and other tax attributes in a material way. Future offerings, as well as other future ownership changes that may be outside our control could potentially result in further limitations on our ability to utilize our net operating loss and tax attributes. Accordingly, achieving profitability may not result in a full release of the valuation allowance.

Our business is subject to the risks of earthquakes, fire, power outages, flood, and other catastrophic events, and to interruption by man-made problems such as terrorism.

Events beyond our control may damage our ability to accept our customers’ applications, underwrite loans, maintain our platform or perform our servicing obligations. In addition, these catastrophic events may negatively affect customers’ demand for our loans. Such events include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses and telecommunications failures. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our leased facilities. As we rely heavily on our servers, computer and communications systems and the Internet to conduct our business and provide high-quality customer service, such disruptions could harm our ability to run our business and cause lengthy delays which could harm our business, results of operations and financial condition. We currently are not able to switch instantly to our backup center in the event of failure of the main server site. This means that an outage at one facility could result in our system being unavailable for a significant period of time. Our business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. A system outage or data loss could harm our business, financial condition and results of operations.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The price of our common stock may be volatile and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:

•	announcements of new products, services or technologies, relationships with strategic partners, acquisitions or other events by us or our competitors;

•	changes in economic conditions;

•	changes in prevailing interest rates;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	quarterly fluctuations in demand for our loans;

•	whether our operating results meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	regulatory developments in the United States, foreign countries or both;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business. This could have a material adverse effect on our business, operating results and financial condition.

Sales of substantial amounts of our common stock in the public markets, or the perception that they might occur, could reduce the price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of September 30, 2014, upon completion of this offering, we will have              shares of common stock outstanding, assuming no exercise of our outstanding options. All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described under the section titled “Underwriters,” we and all of our directors and officers and substantially all of our equity holders have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days from the date of this prospectus. When the lock-up period expires, we and our locked-up security holders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Upon completion of this offering, the holders of an aggregate of 28,431,830 shares of our common stock (including shares issuable pursuant to the exercise of warrants to purchase common stock), or their permitted transferees, will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates, in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of September 30, 2014 and after giving effect to the exercise of options in connection with this offering. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

Although we have applied to list our common stock on the New York Stock Exchange, we cannot assure you that an active trading market for our common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock was determined by negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business.

We have broad discretion in the use of the net proceeds that we receive in this offering.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, obtain additional capital and increase our visibility in the marketplace. We have not yet determined the specific allocation of the net proceeds that we receive in this offering. Rather, we intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, product development, including the use of our own capital to finance new product originations, investment in our technology and analytics, general and administrative matters and capital expenditures. We also may use a portion of the net proceeds to fund continued originations growth or to acquire complementary businesses, products, services or technologies. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, then our business, operating results and financial condition could be harmed.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing standards of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and operating results and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire even more employees in the future, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

However, for so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including not being required to comply with the independent auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an “emerging growth company.”

We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities, or (iv) as of the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our Audit Committee, Compensation Committee, Risk Management Committee and as qualified executive officers.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile and may decline.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $             per share, the difference between the price per share you pay for our common stock and its pro forma net tangible book value per share as of September 30, 2014, after giving effect to the issuance of shares of our common stock in this offering. See the section titled “Dilution” for more information.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business, our share price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our shares, our share price would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	the requirement for the affirmative vote of holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt;

•	the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquiror to amend the bylaws to facilitate an unsolicited takeover attempt; and

•	advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include information concerning our strategy, future operations, future financial position, future revenue, projected expenses, prospects and plans and objectives of management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipate,” “believe,” “could,” “seek,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict, “project,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our ability to attract potential customers to our platform;

•	the degree to which potential customers apply for, are approved for and actually borrow via a loan;

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, ability to generate cash flow, and ability to achieve, and maintain, future profitability;

•	anticipated trends, growth rates and challenges in our business and in the markets in which we operate;

•	the status of customers and the ability of customers to repay loans;

•	our ability to anticipate market needs and develop new and enhanced products and services to meet those needs, and our ability to successfully monetize them;

•	interest rates and origination fees on loans;

•	maintaining and expanding our customer base;

•	the impact of competition in our industry and innovation by our competitors;

•	our anticipated growth and growth strategies and our ability to effectively manage that growth;

•	our ability to sell our products and expand;

•	our failure to anticipate or adapt to future changes in our industry;

•	our ability to hire and retain necessary qualified employees to expand our operations;

•	the impact of any failure of our solutions;

•	our reliance on our third-party service providers;

•	the evolution of technology affecting our products, services and markets;

•	our compliance with applicable local, state and federal laws;

•	our compliance with applicable regulatory developments and regulations that currently apply or become applicable to our business;

•	our ability to adequately protect our intellectual property;

•	the anticipated effect on our business of litigation to which we are a party;

•	our ability to stay abreast of new or modified laws;

•	the increased expenses and administrative workload associated with being a public company;

•	failure to maintain an effective system of internal controls necessary to accurately report our financial results and prevent fraud;

•	our liquidity and working capital requirements and our plans for the net proceeds from this offering;

•	the estimates and estimate methodologies used in preparing our consolidated financial statements;

•	the future trading prices of our common stock and the impact of securities analysts’ reports on these prices; and

•	our ability to prevent security breaks, disruption in service and comparable events that could compromise the personal and confidential information held in our data systems, reduce the attractiveness of the platform or adversely impact our ability to service the loans.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

INDUSTRY AND MARKET DATA

This prospectus contains estimates, statistical data, and other information concerning our industry, including market size and growth rates, that are based on industry publications, surveys and forecasts, including those by Civic Economics, Oliver Wyman, Gallup, National Small Business Association and other publicly available sources. The industry and market information included in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information.

The sources of industry and market data contained in this prospectus are listed below:

•	Civic Economics, Indie Impact Study Series: A National Comparative Survey with the American Booksellers Association, October 2012.

•	eVoice, 25 Hour Day Survey, March 2012.

•	FDIC, Loans to Small Businesses and Farms, FDIC-Insured Institutions 1995-2014, Q2 2014.

•	Federal Reserve Bank of New York, Small Business Credit Survey Q4 2013, February 2014.

•	Gallup, Wells Fargo Small Business Survey Topline, Quarter 2, 2014.

•	National Small Business Association, 2013 Small Business Technology Survey, September 2013.

•	Karen Gordon Mills and Brayden McCarthy, The State of Small Business Lending: Credit Access during the Recovery and How Technology May Change the Game, Harvard Business School, July 22, 2014.

•	Oliver Wyman, Financing Small Businesses, 2013.

•	Oliver Wyman, Small Business Banking, 2013.

•	U.S. Small Business Administration, Small Business GDP: Update 2002-2010, January 2012.

•	U.S. Small Business Administration, United States Small Business Profile, 2014.

The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause our actual results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $         million, or $         million if the underwriters’ option to purchase additional shares is exercised in full. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

We currently intend to use the net proceeds to us from this offering primarily for general corporate purposes, including working capital, sales and marketing activities, data and analytics enhancements, product development, capital expenditures and to fund a portion of the loans made to our customers. We may also use a portion of the net proceeds to invest in or acquire technologies, solutions or businesses that complement our business and for targeted international expansion. However, we have no present agreements or commitments for any such investments, acquisitions or expansion. We will have broad discretion over the uses of the net proceeds in this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2014 on:

•	an actual basis;

•	on a pro forma basis to give effect to:

•	the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into 23,725,822 shares of our common stock upon the completion of this offering; and

•	the reclassification of the remaining preferred stock warrant liability to additional paid in capital upon the automatic conversion of our preferred stock warrants into common stock warrants upon the completion of this offering.

•	on a pro forma as adjusted basis to reflect our receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the front cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except share and per share data)
Cash and cash equivalents	$22,642	$22,642

Corporate debt(2)	3,000	3,000
Warrant liability	2,802	—
Capital lease obligations	436	436

Capital liabilities	6,238	3,436

Redeemable convertible preferred stock:
Series A preferred stock, par value $.01, 2,219,331 shares authorized, issued and outstanding at September 30, 2014, no shares issued and outstanding pro forma	2,657	—
Series B preferred stock, par value $.01, 5,631,851 shares authorized, issued and outstanding at September 30, 2014, no shares issued and outstanding pro forma	29,860	—
Series C preferred stock, par value $.01, 4,867,769 shares authorized, issued and outstanding at September 30, 2014, no shares issued and outstanding pro forma	25,975	—
Series C-1 preferred stock, par value $.01, 1,293,220 shares authorized, 1,155,720 shares issued and outstanding at September 30, 2014, no shares issued and outstanding pro forma	12,932	—
Series D preferred stock, par value $.01, 7,233,878 shares authorized, issued and outstanding at September 30, 2014, no shares issued and outstanding pro forma	66,326	—
Series E preferred stock, par value $.01, 2,700,000 shares authorized, 2,617,273 shares issued and outstanding at September 30, 2014, no shares issued and outstanding pro forma	80,613	—

Total redeemable convertible preferred stock	218,363	—

	As of September 30, 2014
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except share and per share data)
Stockholders’ (deficit) equity:
Common stock, par value $0.01, 40,000,000 shares authorized and 4,354,496 shares issued and outstanding, actual; 40,000,000 shares authorized and 28,080,318 shares issued and outstanding, pro forma; and shares authorized and shares issued and outstanding, pro forma as adjusted	59	296
Treasury stock—at cost	(5,656)	(5,656)
Additional paid-in capital	4,885	225,813
Accumulated deficit	(119,721)	(119,721)

Total stockholders’ (deficit) equity	(120,433)	100,732

Total capitalization	$104,168	$104,168	$

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease each of cash and cash equivalents, additional paid in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions. Similarly, each increase or decrease of one million shares in the number of shares offered by us in this offering would increase or decrease, as applicable, cash and cash equivalents, additional paid in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions.
(2)	Corporate debt is used to fund general corporate operations and excludes $347,204 of funding debt, which is used to fund loan originations and is non-recourse to On Deck Capital, Inc.

The number of shares of our common stock set forth in the table above excludes:

•	4,985,401 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014, with a weighted average exercise price of $7.51 per share and per share exercise prices ranging from $0.53 to $21.32;

•	346,000 shares of common stock issuable upon the exercise of options granted after September 30, 2014, with an exercise price of $24.76 per share;

•	shares of common stock reserved for issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering;

•	shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering;

•	1,806,263 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2014, with a weighted average exercise price of $13.89 per share and per share exercise prices ranging from $0.65 to $29.42; and

•	1,000 shares of common stock issuable upon the exercise of one warrant issued after September 30, 2014, with an exercise price of $24.76 per share.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of September 30, 2014, our pro forma net tangible book value was approximately $100.7 million, or $3.34 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the shares of common stock outstanding at September 30, 2014, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into common stock and the exercise of all vested options and warrants.

After giving effect to our sale of                 shares of common stock in this offering at an assumed initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at September 30, 2014 would have been $         , or $         per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors purchasing shares in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2014	$3.34

Increase per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering		$

Net tangible book value dilution per share to new investors in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering, by $         per share and the dilution in pro forma as adjusted net tangible book value per share to new investors in this offering by $         per         share, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

If the underwriters exercise their option to purchase additional shares in full, the following will occur:

•	the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $ per share;

•	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately % of the total number of pro forma as adjusted shares of our common stock outstanding after this offering;

•	the pro forma as-adjusted number of shares of our common stock held by investors participating in this offering will increase to , or approximately % of the total pro forma as-adjusted number of shares of our common stock outstanding after this offering; and

•	the dilution in net tangible book value per share to investors in this offering would be $ per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2014, assuming the conversion of all outstanding shares of our redeemable convertible preferred stock into common stock and the exercise of all vested options and warrants, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration				Average Price
	Number	Percent		Amount		Percent		Per Share
Existing stockholders	28,080,318		%		$183,260,799		%	$6.53
Exercised options and warrants	2,097,931				3,385,868			$1.61
New investors

Total		100%		$		100%

Each $1.00 increase (decrease) in the assumed public offering price of $         per share, the midpoint of the price range set forth on the front cover of this prospectus, would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $         million, $         million and $        , respectively, assuming the number of shares offered by us, as set forth on the front cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

The foregoing discussion and tables exclude:

•	shares of common stock reserved for issuance under our 2014 Equity Incentive Plan, which will become effective in connection with this offering; and

•	shares of common stock reserved for issuance under our 2014 Employee Stock Purchase Plan, which will become effective in connection with this offering.

The foregoing discussion and tables assume the following:

•	a -for-1 forward stock split of our common stock and redeemable convertible preferred stock to be effected prior to the completion of this offering;

•	the conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 23,725,822 shares of common stock immediately prior to the completion of this offering with original issuance prices ranging from $0.73 to $29.42 and averaging $7.68;

•	the filing of our amended and restated certificate of incorporation in connection with the completion of this offering;

•	an IPO price per share in excess of our highest option and warrant exercise prices;

•	the exercise of vested options to purchase 1,397,416 shares of common stock outstanding as of September 30, 2014 with exercise prices ranging from $0.53 to $21.32 and averaging $1.36 per share;

•	the exercise of vested warrants to purchase 700,515 shares of common stock outstanding as of September 30, 2014 (including warrants to purchase our redeemable convertible preferred stock that will automatically convert to warrants to purchase common stock upon the completion of this offering) with exercise prices ranging from $0.65 to $29.42 and averaging $2.12 per share; and

•	no exercise of the underwriters’ option to purchase additional shares.

To the extent that any options and warrants become exercisable, new investors will experience further dilution. In addition, we may grant more options and warrants in the future.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

The consolidated statements of operations data for the years ended December 31, 2012 and 2013 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 30, 2013 and 2014 and balance sheet data as of September 30, 2014 are derived from our unaudited consolidated interim financial statements included elsewhere in this prospectus. The unaudited consolidated financial data for the nine months ended September 30, 2013 and 2014 and as of September 30, 2014 includes all adjustments, consisting only of normal recurring accruals, that are necessary in the opinion of our management for a fair presentation of our financial position and results of operations for these periods. Our historical results are not necessarily indicative of the results that may be expected in any future period.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue:
Interest income	$25,273	$62,941	$41,073	$99,873
Gain on sales of loans	—	788	—	4,569
Other revenue	370	1,520	1,004	3,131

Gross revenue	25,643	65,249	42,077	107,573

Cost of revenue:
Provision for loan losses	12,469	26,570	16,300	47,011
Funding costs	8,294	13,419	9,400	12,531

Total cost of revenue	20,763	39,989	25,700	59,542

Net revenue	4,880	25,260	16,377	48,031

Operating expenses:
Sales and marketing	6,633	18,095	13,566	21,799
Technology and analytics	5,001	8,760	6,090	11,357
Processing and servicing	2,919	5,577	3,746	5,928
General and administrative	6,935	12,169	9,158	13,968

Total operating expenses	21,488	44,601	32,560	53,052

Loss from operations	(16,608)	(19,341)	(16,183)	(5,021)

Other (expense) income:
Interest expense	(88)	(1,276)	(1,070)	(274)
Warrant liability fair value adjustment	(148)	(3,739)	(1,496)	(9,122)

Total other (expense) income	(236)	(5,015)	(2,566)	(9,396)

Loss before provision for income taxes	(16,844)	(24,356)	(18,749)	(14,417)
Provision for income taxes	—	—	—	—

Net loss	(16,844)	(24,356)	(18,749)	(14,417)
Series A and Series B redeemable convertible preferred stock redemptions	—	(5,254)	(5,254)	—
Accretion of dividends on redeemable convertible preferred stock	(3,440)	(7,470)	(5,414)	(9,828)

Net loss attributable to common stockholders	$(20,284)	$(37,080)	$(29,417)	$(24,245)

Net loss per share of common stock—basic and diluted	$(8.54)	$(17.28)	$(13.73)	$(8.48)

Pro forma net loss per share of common stock—basic and diluted(1)		$(0.96)		$(0.21)

Weighted average shares of common stock used in computing net loss per share—basic and diluted	2,375,220	2,146,013	2,142,568	2,857,871

Weighted average shares of common stock used in computing pro forma net loss per share—basic and diluted(1)		21,544,497		25,583,884

Stock-based compensation expense included above:
Sales and marketing	$47	$118	$71	$325
Technology and analytics	7	47	20	290
Processing and servicing	9	30	15	126
General and administrative	166	243	161	706

Total stock-based compensation expense	$229	$438	$267	$1,447

Other financial data:
Adjusted EBITDA(2)	$(14,834)	$(16,258)	$(14,152)	$(726)
Adjusted net loss(3)	$(16,467)	$(20,179)	$(16,986)	$(3,848)

(1)	Pro forma basic and diluted net loss per share of common stock have been calculated assuming (i) the conversion of all outstanding shares of redeemable convertible preferred stock at December 31, 2013 and September 30, 2014 into an aggregate of 20,549,165 and 23,725,822 shares of common stock, respectively, as of the beginning of the applicable period or at the time of issuance, if later, (ii) the redemption of Series A and Series B preferred stock as of the beginning of the applicable period, and (iii) the reclassification of outstanding preferred stock warrants from liabilities to additional paid-in capital as of the beginning of the applicable period.
(2)	Adjusted EBITDA is not a financial measure prepared in accordance with GAAP. Adjusted EBITDA represents our net loss, adjusted to exclude interest expense associated with debt used for corporate purposes, income tax expense, depreciation and amortization, stock-based compensation expense and warrant liability fair value adjustment. Adjusted EBITDA does not adjust for funding costs, which represent the interest expense associated with debt used for lending purposes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted EBITDA to net loss, the most directly comparable financial measure calculated in accordance with GAAP.
(3)	Adjusted net loss is not a financial measure prepared in accordance with GAAP. We define Adjusted net loss as net loss adjusted to exclude stock-based compensation expense and warrant liability fair value adjustment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information and for a reconciliation of Adjusted net loss to net loss, the most directly comparable financial measure calculated in accordance with GAAP.

	As of December 31,		As of September 30, 2014
	2012	2013	Actual	Pro forma(1)	Pro forma as adjusted(2)
			(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,386	$4,670	$22,642	$22,642	$
Restricted cash	9,195	14,842	22,615	22,615
Loans, net of allowance for loan losses	81,687	203,078	393,635	393,635
Loans held for sale	—	1,423	2,653	2,653
Total assets	106,510	235,450	466,007	466,007
Funding debt(3)	96,297	188,297	347,204	347,204
Corporate debt(4)	8,000	15,000	3,000	3,000
Total liabilities	110,443	216,587	368,077	365,275
Total redeemable convertible preferred stock	53,226	118,343	218,363	—
Total stockholders’ (deficit) equity	(57,159)	(99,480)	(120,433)	100,732

(1)	The pro forma column reflects the conversion of all outstanding shares of convertible preferred stock at September 30, 2014 into 23,725,822 shares of common stock immediately prior to the closing of this offering. The consideration paid for each share of convertible preferred stock outstanding at September 30, 2014 ranged from $0.73 to $29.42 and averaged $7.68. Each share of preferred stock will convert into one share of common stock without the payment of additional consideration. The conversion of the convertible preferred stock and the warrant liability reduces total redeemable convertible preferred stock and total liabilities by $218.4 million and $2.8 million, respectively.
(2)	The pro forma as adjusted column reflects the pro forma adjustments described in footnote (1) above and the sale by us of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $ per share would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital and total assets by $ and decrease (increase) pro forma as adjusted total stockholders’ (deficit) equity by approximately $ , assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered and other terms of this offering determined at pricing.
(3)	Funding debt is used to fund loan originations and is non-recourse to On Deck Capital, Inc.
(4)	Corporate debt is used to fund general corporate operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a leading online platform for small business lending. We are seeking to transform small business lending by making it efficient and convenient for small businesses to access capital. Enabled by our proprietary technology and analytics, we aggregate and analyze thousands of data points from dynamic, disparate data sources to assess the creditworthiness of small businesses rapidly and accurately. Small businesses can apply for a term loan or line of credit on our website in minutes and, using our proprietary OnDeck Score, we can make a funding decision immediately and transfer funds as fast as the same day. We have originated more than $1.7 billion in loans and collected more than 4.4 million customer payments since we made our first loan in 2007. Our loan originations have increased at a compound annual growth rate of 127% from 2011 to 2013 and had a year-over-year growth rate of 171% for the nine months ended September 30, 2014.

We generate the majority of our revenue through interest income and fees earned on the term loans we retain. Our term loans are obligations of small businesses with fixed dollar repayments, in principal amounts ranging from $5,000 to $250,000 and with maturities of 3 to 24 months. In September 2013, we expanded our product offerings by launching a line of credit product with a maximum line size of $25,000, repayable within six months of the date of the latest funds draw. We earn interest on the balance outstanding and charge a monthly fee as long as the line of credit is available. In October 2013, we also began generating revenue by selling some of our term loans to third-party institutional investors through our OnDeck Marketplace. The balance of our revenue comes from our servicing and other fee income, which primarily consists of fees we receive for servicing loans we have sold to third-party institutional investors and marketing fees from issuing bank partners. For the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014, loans originated via issuing bank partners constituted 21.1%, 16.1%, 16.2% and 16.7% of our total loan originations, respectively.

We rely on a diversified set of funding sources for the capital we lend to our customers. Our primary source of this capital has historically been debt facilities with various financial institutions. As of September 30, 2014, we had $172.2 million outstanding and $312.6 million total borrowing capacity under such debt facilities. In October 2013, we began selling term loans to third-party institutional investors through our OnDeck Marketplace. We have sold approximately $92.5 million in loans to OnDeck Marketplace investors through September 30, 2014. In addition, we completed our first securitization transaction in May 2014, pursuant to which we issued debt that is secured by a revolving pool of OnDeck small business loans. We raised approximately $175.0 million from this securitization transaction. We have also used proceeds from our preferred stock financings and operating cash flow to fund loans in the past and continue to finance a portion of our outstanding loans with these funds. As of September 30, 2014, 44% of total principal outstanding under our term loan and line of credit products that are subject to external funding or sale to OnDeck Marketplace investors were financed via proceeds raised from our securitization transaction, while 46% were funded via our debt facilities and 10% were funded via OnDeck Marketplace.

We originate loans through direct marketing, including direct mail, social media, and other online marketing channels. We also originate loans through referrals from our strategic partners, including banks, payment processors and small business-focused service providers, and through funding advisors who advise small businesses on available funding options.

The following table summarizes the percentage of loans originated by our three distribution channels for the periods indicated:

	Year Ended December 31, 2012	Year Ended December 31, 2013	9 Months Ended September 30, 2014	3 Months Ended September 30, 2014
Percentage of Originations (Number of Loans)
Direct	23.4%	44.1%	54.3%	56.2%
Strategic Partner	8.0%	10.3%	13.4%	14.9%
Funding Advisor	68.6%	45.6%	32.3%	28.9%

Percentage of Originations (Dollars)
Direct	19.4%	34.4%	43.0%	46.8%
Strategic Partner	5.5%	9.2%	12.7%	13.8%
Funding Advisor	75.1%	56.4%	44.3%	39.4%

We have achieved the following significant milestones:

•	We made our first small business loan in August 2007, which we believe was one of the first commercial loans requiring automatic daily payback from customers’ bank accounts via Automated Clearing House, or ACH.

•	We have maintained an A+ rating from the Better Business Bureau since May 2008.

•	We introduced the first generation of the OnDeck Score in February 2009, which analyzed over 200 data attributes relevant to a small business’s creditworthiness.

•	In September 2009, we began automatic collection of external bank data to accelerate our loan application and underwriting processes.

•	We introduced the third generation of the OnDeck Score in February 2012, which analyzed over 800 data attributes.

•	Google Ventures invested in our Series D Preferred Stock financing in April 2013.

•	We introduced the fourth generation of the OnDeck Score in August 2013, which analyzed over 2,000 data attributes.

•	In September 2013, we introduced a line of credit product.

•	In October 2013, we launched the OnDeck Marketplace.

•	Tiger Global invested in our Series E Preferred Stock financing in February 2014.

•	We surpassed $1 billion in cumulative loan originations in March 2014.

•	In May 2014, we completed our first securitization transaction.

•	We made our first loan in Canada in May 2014.

•	We introduced the fifth generation of the OnDeck Score in August 2014, which analyzes thousands of data attributes and enables us to score over 99% of applicants successfully.

We generated gross revenue of $25.6 million and $65.2 million during the years ended December 31, 2012 and 2013, respectively, representing an increase of 155%. During the nine months ended September 30, 2013 and 2014, we generated gross revenue of $42.1 million and $107.6 million, respectively, representing an increase of 156%. To date, substantially all of our revenue has been generated in the United States, although we have recently begun offering our products in Canada.

Our Adjusted EBITDA, which is described in further detail in the section below titled “—Key Financial and Operating Metrics,” was $(14.8) million, $(16.3) million, $(14.2) million and $(0.7) million for the years ended December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014, respectively. We incurred net losses of $16.8 million, $24.4 million, $18.7 million and $14.4 million for the years ended

December 31, 2012 and 2013 and for the nine months ended September 30, 2013 and 2014, respectively. In the three months ended September 30, 2014, we generated Adjusted EBITDA of $2.6 million, income from operations of $0.7 million and net income of $0.4 million.

Key Financial and Operating Metrics

We regularly monitor a number of metrics in order to measure our current performance and project our future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	As of or for the Year Ended December 31,		As of or for the Nine Months Ended September 30,
	2012	2013	2013	2014
	(dollars in thousands)
Originations	$173,246	$458,917	$290,932	$788,306
Unpaid Principal Balance	$90,276	$215,966	$173,805	$422,050
Average Loans	$61,352	$147,398	$128,618	$323,539
Effective Interest Yield	41.2%	42.7%	42.6%	41.2%
Average Funding Debt Outstanding	$62,043	$124,238	$108,223	$252,152
Cost of Funds Rate	13.4%	10.8%	11.6%	6.6%
Provision Rate	7.2%	6.0%	5.6%	6.6%
Reserve Ratio	10.3%	9.0%	8.5%	9.4%
15+ Day Delinquency Ratio	8.9%	7.6%	6.9%	5.4%
Adjusted EBITDA	$(14,834)	$(16,258)	$(14,152)	$(726)
Adjusted Net Loss	$(16,467)	$(20,179)	$(16,986)	$(3,848)

Originations

Originations represent the total principal amount of the term loans we made during the period, plus the total amount drawn on lines of credit during the period. Originations exclude any fees paid to us by the customer in connection with the origination of a term loan or maintenance of a line of credit. Many of our repeat customers renew their loans before their existing loan is fully repaid. For originations, such repeat loans are calculated as the full renewal loan principal, rather than the net funded amount, which is the renewal loan’s principal net of the unpaid principal balance on the existing loan. We treat loans referred to, and funded by, our issuing bank partners and later purchased by us as part of our originations. We have originated approximately 48,000 total loans since inception and for the years ended December 31, 2012 and 2013, and the nine months ended September 30, 2014, we originated 5,444, 13,059 and 18,658 total loans, respectively. For the years ended December 31, 2012 and 2013, and the nine months ended September 30, 2013 and 2014, the rate of originations from repeat customers as a percentage of total originations during the period was 43.8%, 43.5%, 43.6% and 49.2%, respectively. The number of weekends and holidays in a period can impact our business. Many small businesses tend to apply for loans on weekdays, and their businesses may be closed at least part of a weekend and on holidays. In addition, our loan fundings and automated loan paybacks only occur on weekdays (other than bank holidays).

Unpaid Principal Balance

Unpaid Principal Balance represents the total amount of principal outstanding for term loans held for investment and amounts outstanding under lines of credit at the end of the period. It excludes net deferred origination costs, allowance for loan losses and any loans sold or held for sale at the end of the period.

Average Loans

Average Loans for the period is the simple average of Total Loans outstanding as of the beginning of the period and as of the end of each quarter in the period. Total Loans represents the Unpaid Principal Balance, plus net deferred origination costs.

Effective Interest Yield

Effective Interest Yield is the rate of return we achieve on loans outstanding during a period, which is our annualized interest income divided by Average Loans.

Net deferred origination costs in Total Loans consist of deferred origination fees and costs. Deferred origination fees include fees paid up front by customers when loans are funded and decrease the carrying value of loans, thereby increasing the Effective Interest Yield earned. Deferred origination costs are limited to costs directly attributable to originating loans such as commissions, vendor costs and personnel costs directly related to the time spent by the personnel performing activities related to loan origination and increase the carrying value of loans, thereby decreasing the Effective Interest Yield earned.

Average Funding Debt Outstanding

Funding debt outstanding is the debt that we use for our lending activities and does not include our corporate operating debt. Average Funding Debt Outstanding for the period is the simple average of the funding debt outstanding as of the beginning of the period and as of the end of each quarter in the period.

Cost of Funds Rate

Cost of Funds Rate is our funding cost, which is the interest expense, fees, and amortization of deferred issuance costs we incur in connection with our lending activities across all of our debt facilities, divided by the Average Funding Debt Outstanding, then annualized.

Provision Rate

Provision Rate equals the provision for loan losses divided by the new originations volume of loans held for investment in a period. Because we reserve for probable credit losses inherent in the portfolio upon origination, this rate is significantly impacted by the period’s originations volume. This rate may also be impacted by changes in loss expectations for loans originated prior to the commencement of the period.

Reserve Ratio

Reserve Ratio is our allowance for loan losses as of the end of the period divided by the Unpaid Principal Balance as of the end of the period.

15+ Day Delinquency Ratio

15+ Day Delinquency Ratio equals the aggregate Unpaid Principal Balance for our loans that are 15 or more calendar days past due as of the end of the period as a percentage of the Unpaid Principal Balance for such period. The majority of our loans require daily repayments, excluding weekends and holidays, and therefore may be deemed delinquent more quickly than loans from traditional lenders that require only monthly payments.

15+ Day Delinquency Ratio is not annualized, but reflects balances as of the end of the period.

Non-GAAP Financial Measures

We believe that the provision of non-GAAP metrics in this prospectus can provide a useful measure for period-to-period comparisons of our core business and useful information to investors and others in understanding and evaluating our operating results. However, non-GAAP metrics are not a measure calculated in accordance with United States generally accepted accounting principles, or GAAP, and should not be considered an alternative to any measures of financial performance calculated and presented in accordance with GAAP. Other companies may calculate these non-GAAP metrics differently than we do.

Adjusted EBITDA

Adjusted EBITDA represents our net (loss) income, adjusted to exclude interest expense associated with debt used for corporate purposes (rather than funding costs associated with lending activities), income tax expense, depreciation and amortization, stock-based compensation expense and warrant liability fair value adjustment.

EBITDA is impacted by changes from period to period in the fair value of the liability related to preferred stock warrants. Management believes that adjusting EBITDA to eliminate the impact of the changes in fair value of these warrants is useful to analyze the operating performance of the business, unaffected by changes in the fair value of preferred stock warrants which are not relevant to the ongoing operations of the business. All such preferred stock warrants will convert to common stock warrants upon our public offering.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect interest associated with debt used for corporate purposes or tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect the potential costs we would incur if certain of our warrants were settled in cash.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA for each of the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,		Three Months Ended September 30,
	2012	2013	2013	2014	2014
	(in thousands)
Adjusted EBITDA
Net (loss) income	$(16,844)	$(24,356)	$(18,749)	$(14,417)	$354
Adjustments:
Corporate interest expense	88	1,276	1,070	274	55
Income tax expense	—	—	—	—	—
Depreciation and amortization	1,545	2,645	1,764	2,848	1,093
Stock-based compensation expense	229	438	267	1,447	809
Warrant liability fair value adjustment	148	3,739	1,496	9,122	300

Adjusted EBITDA	$(14,834)	$(16,258)	$(14,152)	$(726)	$2,611

Adjusted Net (Loss) Income

Adjusted net (loss) income represents our net loss adjusted to exclude stock-based compensation expense and warrant liability fair value adjustment, each on the same basis and with the same limitations as described above for Adjusted EBITDA.

The following table presents a reconciliation of net (loss) income to Adjusted Net (Loss) Income for each of the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,		Three Months Ended September 30,
	2012	2013	2013	2014	2014
	(in thousands)
Adjusted Net (Loss) Income:
Net (loss) income	$(16,844)	$(24,356)	$(18,749)	$(14,417)	$354
Adjustments:
Stock-based compensation expense	229	438	267	1,447	809
Warrant liability fair value adjustment	148	3,739	1,496	9,122	300

Adjusted net (loss) income	$(16,467)	$(20,179)	$(16,986)	$(3,848)	$1,463

Understanding an OnDeck Term Loan and Line of Credit

The following examples illustrate the key terms of our term loans and lines of credit, including how interest rates are calculated, and how we believe our customers evaluate the costs of our loans.

We constructed the following term loan example based on a hypothetical term loan with principal amount of $50,000, term of nine months, loan origination fees assessed by us of $1,250 and direct costs for us to originate of $1,750.

Term Loan Example:
Loan Principal	$50,000
Origination Fee (2.5% of principal)	$1,250
“Cents on Dollar” Payback Rate	$1.17
Total Payback	$58,500
Term (months)	9
# of Daily Payments (based on 252 payments in a calendar year)	189
Daily Payment	$309.52

OnDeck Costs:
Direct Origination Costs	$1,750

Interest Rate Metrics:
Effective Interest Yield	40.0%
Annualized Percentage Rate (APR)	50.0%

From our perspective, the amount of this loan is reflected as an asset on our balance sheet of $50,500. This reflects the $50,000 principal amount of the loan, plus the $1,750 direct origination costs we incurred on the loan, less the $1,250 origination fees paid to us by the customer in connection with the loan. Direct origination costs are costs directly attributable to originating loans such as commissions paid to our internal salesforce, strategic partners and funding advisors, vendor costs and personnel costs directly related to the time spent by the personnel performing activities related to loan origination. Our effective interest yield, which takes into account the $50,500 asset on our books and the loan’s total payback of $58,500 over 9 months, equals 40.0%. The annual percentage rate, or APR, on the loan is calculated in a similar manner but does not take into account the impact of the direct origination costs. As such, the APR on the example loan equals 50.0%. Small business customers are permitted to repay their term loan at any time; however, they are responsible for the full payback amount on the term loan regardless of when it is repaid. To the extent that a customer prepays a term loan in connection with taking out a new term loan from us, we generally do not collect the remaining outstanding interest on the original term loan.

In this example, APR information is included to provide supplemental information to investors for illustrative purposes only. Because many of our loans are short term in nature and APR is calculated on an annualized basis, we do not believe that APR as applied to our loans is meaningful for measuring the expected returns to us or costs to our customer. We do not use APR as an internal metric to evaluate the performance of our business or as a basis to compensate our employees or to measure their performance.

We believe that a customer would likely evaluate this term loan primarily on a “Cents on Dollar” Payback Rate basis, meaning that the customer would view the loan as an obligation to repay $1.17 for every $1.00 it receives from us (or, in aggregate, a repayment of $58,500 for the $50,000 loaned to the customer, before the origination fee). The customer would analyze this cost against the potential return on investment from the loan or other benefits of the loan to its business.

The interest on commercial business loans is also tax deductible as permitted by law, as compared to typical personal loans which do not provide a tax deduction. APR does not give effect to the small business customer’s possible tax deductions and cash savings associated with business related interest expenses.

APR and, for purposes of this example, Effective Interest Yield, are annualized based on 252 periods per year, which reflects the typical number of payment days for our loans over a calendar year.

We constructed the following line of credit example based on a hypothetical credit limit of $15,000 of which the customer drew $8,000 and then repaid the principal and interest over a six-month period, with no additional draws, assuming a 36% annual interest rate, $20 per month in monthly fees and $150 of direct costs for us to originate this line of credit.

Line of Credit Example:
Credit Limit	$15,000
Balance Drawn	$8,000
Annual Interest Rate	36%
Monthly Fee	$20
Total Interest + Principal	$8,769
Total Monthly Fees	$120
Total Payback	$8,889
Repayment Period (months)	6
# of Weekly Payments	26
Weekly Payment	$337.28

OnDeck Costs:
Direct Origination Costs	$150

Interest Rate Metrics:
Effective Interest Yield	28.6%
Annualized Percentage Rate (APR)	36.0%

From our perspective, the amount of this line of credit is reflected as an asset on our balance sheet of $8,150. This reflects the $8,000 drawn from the line of credit, plus the $150 of direct origination costs we incurred on the line of credit. Direct origination costs are costs directly attributable to originating lines of credit such as commissions paid to our internal salesforce and strategic partners, vendor costs and personnel costs directly related to the time spent by the personnel performing activities related to line of credit origination. Our effective interest yield, which takes into account the $8,150 asset on our books and the line of credit’s total interest and principal payback of $8,769 repaid in 26 weekly payments, equals 28.6%. The APR on the line of credit is calculated in a similar manner except it does not take into account the impact of the direct origination costs. APR does not include the $20 monthly fee. As such, the APR on the example line of credit is 36.0%.

Customers are able to repay and draw from their lines of credit as required by their business needs, and as such may pay a lower payback than illustrated in this example.

As with term loans, the interest on the line of credit is tax deductible, as permitted by law, as compared to typical personal loans which do not provide a tax deduction. APR does not give effect to the small business customer’s possible tax deductions and cash savings associated with business related interest expenses.

Key Factors Affecting Our Performance

Investment in Long-Term Growth

The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, expanding our product offerings, extending customer lifetime value and expanding internationally. We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing and technology and analytics expenses. These investments are intended to contribute to our long-term growth, but they may affect our near term profitability.

Originations

Our revenues have grown since 2012 primarily as a result of growth in originations. Growth in originations has been driven by the addition of new customers, increasing business from existing and previous customers, and increasing average loan size, as other factors such as effective interest yields and annual loan loss rates have remained relatively constant over this time.

We anticipate that our future growth will continue to depend in part on attracting new customers. We plan to increase our sales and marketing spending to attract these customers as well as continuing to increase our analytics spending to better identify potential customers. We have historically relied on all three of our channels for customer acquisition but have become increasingly focused on growing our direct and strategic partner channels. Originations through our direct and strategic partner channels increased as a percentage of total originations from 24.9% in 2012 to 43.6% in 2013 and from 43.2% during the nine months ended September 30, 2013 to 55.7% during the nine months ended September 30, 2014.

We believe the behavior of our repeat customers will be important to our future growth. For the year ended December 31, 2013 and the nine months ended September 30, 2014, total originations from our repeat customers was 43.5% and 49.2%. We believe our significant number of repeat customers is primarily due to our high levels of customer service and continued improvement in products and services. The extent to which we generate repeat business from our customers will be an important factor in our continued revenue growth and our visibility into future revenue. In conjunction with repeat borrowing activity, our customers also tend to increase their subsequent loan size compared to their initial loan size. Customers who took out an initial loan between 2011 and 2013, on average increased their second loan size by 24.5% and increased their third loan size by 48.8% when compared to their initial loan size.

Customer Acquisition Costs

Our customer acquisition costs, or CACs, differ depending upon the acquisition channel. CACs in our direct channel include the commissions paid to our internal salesforce and expenses associated with items such as direct mail, social media, and other online marketing activities. CACs in our strategic partner channel include commissions paid to our internal salesforce and strategic partners. CACs in our funding advisor channel include commissions paid to our internal salesforce and funding advisors. Since 2012, our CACs in the strategic partner channel have declined slightly as a percentage of originations from that channel, while our CACs in our funding advisor channel have remained stable as a percentage of originations from that channel. Our direct channel CACs have declined as a percentage of originations as a result of the increasing scale of our operations, improvements in customer targeting, our introduction of our line of credit product and the addition of pre-approvals to our marketing outreach and underwriting process, which has increased our conversion rate. During the nine months ended September 30, 2013 and nine months ended September 30, 2014, the average customer acquisition cost as a percentage of principal from all initial and repeat loan originations in each respective channel was 8.3% and 3.9% in our direct marketing channel, 4.4% and 3.4% in our strategic partner channel and 8.6% and 8.2% in our funding advisor channel.

Customer Lifetime Value

The ongoing lifetime value of our customers will be an important component of our future performance. We analyze customer lifetime value not only by tracking the total economic value (contribution) of customers over their lifetime with us, but also by comparing this contribution to the acquisition costs incurred in connection with originating such customers’ initial loans.

For illustration, we consider customers that took their first ever loan from us during the first quarter of 2013, which we refer to as our Q1 2013 cohort, and look at all of their borrowing and transaction history from that date through September 30, 2014. We selected this cohort because it contains sufficient periods to demonstrate contribution after initial acquisition, and we believe that the trends reflected by this cohort are representative of the value of our other customers proximate in time. The borrowing characteristics of the Q1 2013 cohort through September 30, 2014 include:

•	Average number of loans per customer during the measurement period: 2.2

•	Average initial loan size: $30,818

•	Average repeat loan size: $45,390

•	Total borrowings: $116.5 million

Below, for customers in the Q1 2013 cohort, we compare the contribution generated through September 30, 2014 with their initial customer acquisition costs.

Q1 2013 Cohort Acquisition Cost and Customer Lifetime Value

For the Q1 2013 cohort, we estimate the initial customer acquisition cost was $5.0 million.

We define the contribution to include the interest income and fees collected on a cohort of customers’ initial and repeat loans less acquisition costs for their repeat loans, estimated third party processing and servicing expenses for their initial and repeat loans, estimated funding costs (excluding any cost of equity capital) for their initial and repeat loans, and charge-offs of their initial and repeat loans. For the Q1 2013 cohort, the contribution was $2.8 million during the quarter of acquisition and an aggregate of $13.9 million through September 30, 2014. This $13.9 million aggregate contribution represents a return of approximately 2.8 times on the initial $5.0 million acquisition investment.

We expect the customer value of our Q1 2013 cohort and the return on our initial acquisition cost for this cohort to continue to increase as $4.1 million of interest payments remain due in future months, primarily on loans made to repeat customers who are in this cohort, and we believe customers from this cohort will continue to take additional repeat loans from us in the future.

In the future, we may incur greater marketing expenses to acquire new customers, we may decide to offer term loans with lower interest rates, our charge-offs may increase and our customers’ repeat purchase behavior may change, any of which could adversely impact our customers’ lifetime values to us and our operating results.

Economic Conditions

Changes in the overall economy may impact our business in several ways, including demand for our products, credit performance, and funding costs.

•	Demand for Our Products. In a strong economic climate, demand for our products may increase as consumer spending increases and small businesses seek to expand. In addition, more potential customers may meet our underwriting requirements to qualify for a loan. At the same time, small businesses may experience improved cash flow and liquidity resulting in fewer customers requiring loans to manage their cash flows. Traditional lenders may also approve loans for a higher percentage of our potential customers. In a weakening economic climate or recession, the opposite may occur.

•	Credit Performance. In a strong economic climate, our customers may experience improved cash flow and liquidity, which may result in lower loan losses. In a weakening economic climate or recession, the opposite may occur. We factor economic conditions into our loan underwriting analysis and reserves for loan losses, but changes in economic conditions, particularly sudden changes, may affect our actual loan losses. These effects may be partly mitigated by the short-term nature of our loans, which should allow us to react more quickly than if the terms of our loans were longer.

•	Loan Losses. Our underwriting process is designed to limit our loan losses to levels compatible with our business strategy and financial model. Our aggregate loan loss rates since 2012 have been consistent with our financial targets. Our overall loan losses are affected by a variety of factors, including external factors such as prevailing economic conditions, general small business sentiment and unusual events such as natural disasters, as well as internal factors such as the accuracy of the OnDeck Score, the effectiveness of our underwriting process and the introduction of new products, such as our line of credit, with which we have less experience to draw upon when forecasting their loss rates. Our loan loss rates may vary in the future.

Historical Charge-Offs

We illustrate below our historical loan losses by providing information regarding our net lifetime charge-off ratios by cohort. Net lifetime charge-offs are gross loans charged off less recoveries of loans previously charged off, and a given cohort’s net lifetime charge-off ratio equals the cohort’s net lifetime charge-offs through September 30, 2014 divided by the cohort’s total original loan volume. Loans are typically charged off after 90 days of nonpayment. Loans originated and charged off between January 1, 2012 and September 30, 2014 were on average charged off near the end of their loan term. The chart immediately below includes all term loan originations, regardless of funding source, including loans sold through our OnDeck Marketplace or held for sale on our balance sheet.

Net Charge-off Ratios by Cohort Through September 30, 2014

The following charts display the historical lifetime cumulative net charge-off ratios, by origination year. The charts reflect all term loan originations, regardless of funding source, including loans sold through our OnDeck Marketplace or held for sale on our balance sheet. The data is shown as a static pool for annual cohorts, illustrating how the cohort has performed given equivalent months of seasoning.

The 2014 cohort reflects originations for the nine months ended September 30, 2014. Given the most recent originations in this cohort were not yet one month seasoned as of September 30, 2014, the 2014 cohort reflects a lifetime charge-off ratio of approximately 0% in each of the new customer, repeat customer and total loans charts below. This differs from the net charge-off ratios by cohort chart above, which reflects aggregate charge-offs as of September 30, 2014 regardless of how many months have elapsed since each loan was originated. Further, given our loans are typically charged off after 90 days of nonpayment, all cohorts reflect approximately 0% for the first four months in the below charts.

Net Cumulative Lifetime Charge-off Ratios

New Loans

Originations (in thousands)	2012	2013	2014
New term loans	$97,367	$256,343	$367,807

Net Cumulative Lifetime Charge-off Ratios

Repeat Loans

Originations (in thousands)	2012	2013	2014
Repeat term loans	$75,880	$199,587	$388,147

Net Cumulative Lifetime Charge-off Ratios

All Loans

Originations (in thousands)	2012	2013	2014
All term loans	$173,246	$455,931	$755,953

•	Funding Costs. Changes in macroeconomic conditions may affect generally prevailing interest rates, and such effects may be amplified or reduced by other factors such as fiscal and monetary policies, economic conditions in other markets and other factors. Interest rates may also change for reasons unrelated to economic conditions. To the extent that interest rates rise, our funding costs will increase and the spread between our effective interest yield and our funding costs may narrow to the extent we cannot correspondingly increase the payback rates we charge our customers. As we have grown, we have been able to lower our funding costs by negotiating more favorable interest rates on our debt and accessing new sources of funding, such as the OnDeck Marketplace and the securitization markets. While we will continue to seek to lower our funding costs, we do not expect that our funding costs will decline meaningfully in the foreseeable future.

Components of Our Results of Operations

Revenue

Interest Income. We generate revenue primarily through interest and origination fees earned on the term loans we originate and hold to maturity, and to a lesser extent, interest earned on lines of credit. Our interest and origination fee revenue is amortized over the term of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are netted with direct origination costs and recorded as a component of loans on our consolidated balance sheet and recognized over the term of the loan. Direct origination costs include costs directly attributable to originating a loan, including commissions, vendor costs and personnel costs directly related to the time spent by those individuals performing activities related to loan origination.

Gain on Sales of Loans. In October 2013, we began selling term loans to third-party institutional investors through our OnDeck Marketplace. We recognize a gain or loss on the sale of such loans as the difference between the proceeds received from the purchaser and the carrying value of the loan on our books.

Other Revenue. Our other revenue consists of servicing income from loans sold to third-party institutional investors, the monthly fees we charge for our line of credit product, and marketing fees earned from our issuing bank partners. We treat loans referred to, and funded by, our issuing bank partners and later purchased by us as part of our originations.

Cost of Revenue

Provision for Loan Losses. Provision for loan losses consists of amounts charged to income during the period to maintain an allowance for loan losses, or ALLL, estimated to be adequate to provide for probable credit losses inherent in our existing loan portfolio. Our ALLL represents our estimate of the expected credit losses inherent in our portfolio of term loans and lines of credit and is based on a variety of factors, including the composition and quality of the portfolio, loan specific information gathered through our collection efforts, delinquency levels, our historical charge-off and loss experience, and general economic conditions. We expect our aggregate provision for loan losses to increase in absolute dollars as the amount of term loans and lines of credit we originate increases. The reserve ratio at September 30, 2014 was 9.4%. We define reserve ratio as our ALLL as of the end of the period divided by the Unpaid Principal Balance as of the end of the period.

Funding Costs. Funding costs consist of the interest expense we pay on the debt we incur to fund our lending activities, certain fees and the amortization of deferred debt issuance costs incurred in connection with obtaining this debt, such as banker fees, origination fees and legal fees. Such costs are expensed immediately upon early extinguishment of the related debt. We expect funding costs to continue to increase in absolute dollars in the near future as we incur additional debt to support future term loan and line of credit originations. In addition, funding costs as a percentage of gross revenue will fluctuate based on the applicable interest rates payable on the debt we incur to fund our lending activities, our effective interest yield and our OnDeck Marketplace revenue mix. We do not expect that the interest rates at which we borrow will decline meaningfully in the foreseeable future.

Operating Expenses

Operating expenses consist of sales and marketing, technology, processing and servicing, and general and administrative expenses. Salaries and personnel-related costs, including benefits, bonuses and stock-based compensation expense, comprise a significant component of each of these expense categories. We expect our stock-based compensation expense to increase in the future to the extent the fair market value of our common stock increases relative to prior periods. The number of employees related to these operating expense categories grew from 155 at December 31, 2012 to 251 at December 31, 2013, and from 220 at September 30, 2013 to 369 at September 30, 2014. We expect to continue to hire new employees in order to support our growth strategy. All operating expense categories also include an allocation of overhead, such as rent and other overhead, which is based on employee headcount.

Sales and Marketing. Sales and marketing expense consists of salaries and personnel-related costs of our sales and marketing and business development employees, as well as direct marketing and advertising costs, online and offline customer acquisition costs (such as direct mail, paid search and search engine optimization costs), public relations, radio and television advertising, promotional event programs, corporate communications and allocated overhead. The number of employees in our sales and marketing functions grew from 68 at December 31, 2012 to 160 at September 30, 2014, and we expect our sales and marketing expense to increase in absolute dollars and as a percentage of gross revenue in the foreseeable future as we further increase the number of sales and marketing professionals and increase our marketing activities in order to continue to expand our direct customer acquisition efforts and build our brand. Future sales and marketing expense may include the expense associated with warrants issued to a strategic partner if performance conditions are met as described in Note 6 of Notes to Unaudited Consolidated Financial Statements elsewhere in this prospectus.

Technology and Analytics. Technology and analytics expense consists primarily of the salaries and personnel-related costs of our engineering and product employees as well as our credit and analytics employees who develop our proprietary credit-scoring models. Additional expenses include third-party data acquisition expenses, professional services, consulting costs, expenses related to the development of new products and technologies and maintenance of existing technology assets, amortization of capitalized internal-use software costs related to our technology platform, and allocated overhead. The number of employees in technology and analytics functions increased from 35 at December 31, 2012 to 94 at September 30, 2014. We believe continuing to invest in technology is essential to maintaining our competitive position, and we expect these costs to rise in the near term on an absolute basis and as a percentage of gross revenue.

Processing and Servicing. Processing and servicing expense consists primarily of salaries and personnel-related costs of our credit analysis, underwriting, funding, fraud detection, customer service and collections employees. Additional expenses include vendor costs associated with third-party credit checks, lien filing fees and other costs to evaluate, close, and fund loans and overhead costs. The number of employees in processing and servicing functions increased from 36 at December 31, 2012 to 74 at September 30, 2014. We anticipate that our processing and servicing expense will rise in absolute dollars as we grow originations.

General and Administrative. General and administrative expense consists primarily of salary and personnel-related costs for our executive, finance and accounting, legal and people operations employees. Additional expenses include consulting and professional fees, insurance, legal, occupancy, other corporate expenses and travel. The number of employees in general and administrative functions increased from 16 at December 31, 2012 to 41 at September 30, 2014, and we expect our general and administrative expenses to increase in absolute dollars as a result of our preparation to become and operate as a public company. After the completion of this offering, these expenses will also include costs associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies, increased directors’ and officers’ liability insurance, increased accounting, legal and other professional services fees and an enhanced investor relations function.

Other (Expense) Income

Interest Expense. Interest expense consists of interest expense and amortization of deferred debt issuance costs incurred on debt associated with our corporate activities. It does not include interest expense incurred on debt associated with our lending activities. Interest expense decreased by $0.8 million, from $1.1 million for the nine months ended September 30, 2013 to $0.3 million for the nine months ended September 30, 2014. Interest expense increased by $1.2 million, from $0.1 million for the year ended December 31, 2012 to $1.3 million for the year ended December 31, 2013. In February 2013, we recognized $1.0 million of non-cash interest expense related to a beneficial conversion feature associated with the conversion of an outstanding convertible note into preferred stock.

Warrant Liability Fair Value Adjustment. We issued warrants to purchase shares of our Series B and C-1 redeemable convertible preferred stock in connection with the Loan and Security Agreements entered into with Lighthouse Capital and SF Capital in 2010 and 2012, respectively. Additionally, we issued warrants to purchase shares of our Series E redeemable convertible preferred stock in connection with certain consulting and commercial agreements in 2014. As the warrant holders have the right to demand that their redeemable convertible preferred stock be settled in cash after the passage of time, we recorded the warrants as liabilities on our consolidated balance sheet. The fair values of our redeemable convertible preferred stock warrant liabilities are re-measured at the end of each reporting period and any changes in fair values are recognized in other (expense) income. During July, August, and September 2014, a majority of these warrants were exercised, eliminating the associated warrant liabilities. Upon completion of this offering, the remaining outstanding warrants will automatically, in accordance with their terms, become warrants to purchase common stock, which will result in the reclassification of the warrant liability to additional paid-in-capital, and no further changes in fair value will be recognized in other (expense) income. Future warrant liability fair value adjustment may include adjustments associated with warrants issued to a strategic partner as described in Note 6 of Notes to Unaudited Consolidated Financial Statements elsewhere in this prospectus.

Provision for Income Taxes

Provision for income taxes consists of U.S. federal, state and foreign income taxes, if any. To date, we have not been required to pay U.S. federal or state income taxes because of our current and accumulated net operating losses. As of December 31, 2013, we had $47.5 million of federal net operating loss carryforwards and $47.2 million of state net operating loss carryforwards available to reduce future taxable income, unless limited due to historical or future ownership changes. The federal net operating loss carryforwards will begin to expire at various dates beginning in 2027.

The Internal Revenue Code of 1986, as amended, or the Code, imposes substantial restrictions on the utilization of net operating losses and other tax attributes in the event of an “ownership change” of a corporation. Events which may cause limitation in the amount of the net operating losses and other tax attributes that are able to be utilized in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period, which has occurred as a result of historical ownership changes. Accordingly, our ability to use pre-change net operating loss and certain other attributes are limited as prescribed under Sections 382 and 383 of the Code. Therefore, if we earn net taxable income in the future, our ability to reduce our federal income tax liability with our existing net operating losses is subject to limitation. Although we believe that this offering may result in another cumulative ownership change under Sections 382 and 383 of the Code, we do not believe that any resulting limitation will further limit our ability to ultimately utilize our net operating loss carryforwards and other tax attributes in a material way. Future offerings, as well as other future ownership changes that may be outside our control could potentially result in further limitations on our ability to utilize our net operating loss and tax attributes. Accordingly, achieving profitability may not result in a full release of the valuation allowance.

As of December 31, 2013, a full valuation allowance of $26.2 million was recorded against our net deferred tax assets.

Results of Operations

The following table sets forth our consolidated statements of operations data for each of the periods indicated.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Revenue:
Interest income	$25,273	$62,941	$41,073	$99,873
Gain on sales of loans	—	788	—	4,569
Other revenue	370	1,520	1,004	3,131

Gross revenue	25,643	65,249	42,077	107,573

Cost of revenue:
Provision for loan losses	12,469	26,570	16,300	47,011
Funding costs	8,294	13,419	9,400	12,531

Total cost of revenue	20,763	39,989	25,700	59,542

Net revenue	4,880	25,260	16,377	48,031

Operating expenses:
Sales and marketing	6,633	18,095	13,566	21,799
Technology and analytics	5,001	8,760	6,090	11,357
Processing and servicing	2,919	5,577	3,746	5,928
General and administrative	6,935	12,169	9,158	13,968

Total operating expenses	21,488	44,601	32,560	53,052

Loss from operations	(16,608)	(19,341)	(16,183)	(5,021)

Other (expense) income:
Interest expense	(88)	(1,276)	(1,070)	(274)
Warrant liability fair value adjustment	(148)	(3,739)	(1,496)	(9,122)

Total other (expense) income	(236)	(5,015)	(2,566)	(9,396)

Loss before provision for income taxes	(16,844)	(24,356)	(18,749)	(14,417)
Provision for income taxes	—	—	—	—

Net loss	$(16,844)	$(24,356)	$(18,749)	$(14,417)

The following table sets forth our consolidated statements of operations data as a percentage of gross revenue for each of the periods indicated.

	Year ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(as a percentage of gross revenue)
Revenue:
Interest income	98.6%	96.5%	97.6%	92.9%
Gain on sales of loans	—	1.2	—	4.2
Other revenue	1.4	2.3	2.4	2.9

Gross revenue	100.0	100.0	100.0	100.0

Cost of revenue:
Provision for loan losses	48.6	40.7	38.7	43.7
Funding costs	32.3	20.6	22.3	11.6

Total cost of revenue	81.0	61.3	61.1	55.4

Net revenue	19.0	38.7	38.9	44.6

Operating expenses:
Sales and marketing	25.9	27.7	32.2	20.3
Technology and analytics	19.5	13.4	14.5	10.6
Processing and servicing	11.4	8.5	8.9	5.5
General and administrative	27.0	18.7	21.8	13.0

Total operating expenses	83.8	68.4	77.4	49.3

Loss from operations	(64.8)	(29.6)	(38.5)	(4.7)

Other (expense) income:
Interest expense	(0.3)	(2.0)	(2.5)	(0.3)
Warrant liability fair value adjustment	(0.6)	(5.7)	(3.6)	(8.5)

Total other (expense) income	(0.9)	(7.7)	(6.1)	(8.7)

Loss before provision for income taxes	(65.7)	(37.3)	(44.6)	(13.4)
Provision for income taxes	—	—	—	—

Net loss	(65.7)%	(37.3)%	(44.6)%	(13.4)%

Comparison of Nine Months Ended September 30, 2013 and 2014

	Nine Months Ended September 30,				Period-to-Period Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(dollars in thousands)
Revenue:
Interest income	$41,073	97.6%	$99,873	92.9%	$58,800	143.2%
Gain on sales of loans	—	—	4,569	4.2	4,569	*
Other revenue	1,004	2.4	3,131	2.9	2,127	211.9

Gross revenue	42,077	100.0	107,573	100.0	65,496	155.7

Cost of revenue:
Provision for loan losses	16,300	38.7	47,011	43.7	30,711	188.4
Funding costs	9,400	22.3	12,531	11.6	3,131	33.3

Total cost of revenue	25,700	61.1	59,542	55.4	33,842	131.7

Net revenue	16,377	38.9	48,031	44.6	31,654	193.3

Operating expenses:
Sales and marketing	13,566	32.2	21,799	20.3	8,233	60.7
Technology and analytics	6,090	14.5	11,357	10.6	5,267	86.5
Processing and servicing	3,746	8.9	5,928	5.5	2,182	58.2
General and administrative	9,158	21.8	13,968	13.0	4,810	52.5

Total operating expenses	32,560	77.4	53,052	49.3	20,492	62.9

Loss from operations	(16,183)	(38.5)	(5,021)	(4.7)	11,162	(69.0)

Other (expense) income:
Interest expense	(1,070)	(2.5)	(274)	(0.3)	796	(74.4)
Warrant liability fair value adjustment	(1,496)	(3.6)	(9,122)	(8.5)	(7,626)	*

Total other (expense) income	(2,566)	(6.1)	(9,396)	(8.7)	(6,830)	*

Loss before provision for income taxes	(18,749)	(44.6)	(14,417)	(13.4)	4,332	(23.1)
Provision for income taxes	—	—	—	—	—	—

Net loss	$(18,749)	(44.6)%	$(14,417)	(13.4)%	$4,332	(23.1)%

* not meaningful

Revenue

	Nine Months Ended September 30,				Period-to-Period Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(dollars in thousands)
Revenue:
Interest income	$41,073	97.6%	$99,873	92.9%	$58,800	143.2%
Gain on sales of loans	—	—	4,569	4.2	4,569	*
Other revenue	1,004	2.4	3,131	2.9	2,127	211.9

Gross revenue	$42,077	100.0%	$107,573	100.0%	$65,496	155.7%

* not meaningful

Gross revenue increased by $65.5 million, or 156%, from $42.1 million for the nine months ended September 30, 2013 to $107.6 million for the nine months ended September 30, 2014. This growth in gross revenue was primarily attributable to a $58.8 million, or 143%, increase in interest income, which was primarily driven by increases in the average total loans outstanding in the later period and the addition of line of credit originations in the nine months ended September 30, 2014. During the nine months ended September 30, 2014, our average total loans outstanding increased 152% to $323.5 million from $128.6 million during the nine months ended September 30, 2013. We began offering lines of credit in September 2013, and $32.4 million was drawn thereunder for the nine months ended September 30, 2014. The increase in originations was partially offset by a decline in our effective interest yield on loans outstanding from 42.6% to 41.2% in the later period.

In addition, during the nine months ended September 30, 2014, we realized gains of $4.6 million through the sale of $75.0 million of term loans through our OnDeck Marketplace. We launched OnDeck Marketplace in October 2013.

Cost of Revenue

	Nine Months Ended September 30,				Period-to-Period Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(dollars in thousands)
Cost of revenue:
Provision for loan losses	$16,300	38.7%	$47,011	43.7%	$30,711	188.4%
Funding costs	9,400	22.3	12,531	11.6	3,131	33.3

Total cost of revenue	$25,700	61.1%	$59,542	55.4%	$33,842	131.7%

Provision for Loan Losses. Provision for loan losses increased by $30.7 million, or 188%, from $16.3 million for the nine months ended September 30, 2013 to $47.0 million for the nine months ended September 30, 2014. The increase in provision for loan losses was primarily attributable to the increase in originations of term loans and lines of credit. Under GAAP, we recognize revenue on loans over their term, but provide for probable credit losses on the loans at the time they are originated and then adjust periodically based on actual performance and changes in loss expectations. As a result, we believe that analyzing provision for loan losses as a percentage of originations, rather than as a percentage of gross revenue, provides more useful insight into our operating performance. The Provision Rate increased from 5.6% for the nine months ended September 30, 2013 to 7.0% for the nine months ended September 30, 2014. The increase was primarily due to the longer average term of loan originations and the increase of originations of our line of credit product.

Funding Costs. Funding costs increased by $3.1 million, or 33.3%, from $9.4 million for the nine months ended September 30, 2013 to $12.5 million for the nine months ended September 30, 2014. The increase in funding costs was primarily attributable to the increases in our aggregate outstanding borrowings. The average balance of our funding debt facilities during the nine months ended September 30, 2014 was $252.2 million as compared to the average balance of $108.2 million during the nine months ended September 30, 2013, an increase of 133%. In addition, we experienced a $0.5 million increase in amortization of debt issuance costs during the nine months ended September 30, 2014 as compared to the nine months ended September 30, 2013, primarily related to our securitization transaction in May 2014. As a percentage of gross revenue, funding costs decreased from 22.3% for the nine months ended September 30, 2013 to 11.6% for the nine months ended September 30, 2014. The decrease in funding costs as a percentage of gross revenue was primarily the result of more favorable interest rates on our debt facilities associated with our lending activities and the creation of the OnDeck Marketplace, as loans sold to the OnDeck Marketplace do not incur funding costs from our debt facilities used to fund our loans.

Operating Expenses

Sales and Marketing

	Nine Months Ended September 30,				Period-to-Period Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(dollars in thousands)
Sales and Marketing	$13,566	32.2%	$21,799	20.3%	$8,233	60.7%

Sales and marketing expense increased by $8.2 million, or 60.7%, from $13.6 million for the nine months ended September 30, 2013 to $21.8 million for the nine months ended September 30, 2014. The increase in sales and marketing expense was in part attributable to a $3.8 million increase in salaries and personnel-related costs and consultant expenses. The number of sales and marketing employees increased from 96 at September 30, 2013 to 160 at September 30, 2014 to support our business growth. In addition, we experienced a $4.3 million increase in direct marketing, general marketing and advertising costs as we expanded our marketing programs to drive increased customer acquisition and brand awareness. As a percentage of gross revenue, sales and marketing expense decreased from 32.2% for the nine months ended September 30, 2013 to 20.3% for the nine months ended September 30, 2014.

Technology and Analytics

	Nine Months Ended September 30,				Period-to-Period Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(dollars in thousands)
Technology and analytics	$6,090	14.5%	$11,357	10.6%	$5,267	86.5%

Technology and analytics expense increased by $5.3 million, or 86.5%, from $6.1 million for the nine months ended September 30, 2013 to $11.4 million for the nine months ended September 30, 2014. The increase in technology expense was primarily attributable to a $3.8 million increase in salaries and personnel-related costs, as we increased the number of technology personnel developing our platform, as well as analytics personnel to further improve upon algorithms underlying the OnDeck Score. The number of technology and analytics employees increased from 44 at September 30, 2013 to 94 at September 30, 2014. In addition, we experienced a $1.4 million increase in amortization of capitalized internal-use software costs related to our technology platform, expenses related to our new data center facility, technology licenses and other costs to support our larger employee base. As a percentage of gross revenue, technology and analytics expense decreased from 14.5% for the nine months ended September 30, 2013 to 10.6% for the nine months ended September 30, 2014.

Processing and Servicing

	Nine Months Ended September 30,				Period-to-Period Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(dollars in thousands)
Processing and Servicing	$3,746	8.9%	$5,928	5.5%	$2,182	58.2%

Processing and servicing expense increased by $2.2 million, or 58.2%, from $3.7 million for the nine months ended September 30, 2013 to $5.9 million for the nine months ended September 30, 2014. The increase in processing and servicing expense was primarily attributable to a $1.3 million increase in salaries and personnel-related costs, as we increased the number of processing and servicing personnel to support the increased volume of loan applications and approvals and increased loan servicing requirements. The number of processing and servicing employees increased from 58 at September 30, 2013 to 74 at September 30, 2014. In addition, we experienced a $0.9 million increase in third-party processing costs, credit information and filing fees as a result of the increased volume of loan applications and originations. As a percentage of gross revenue, processing and servicing expense decreased from 8.9% for the nine months ended September 30, 2013 to 5.5% for the nine months ended September 30, 2014.

General and Administrative

	Nine Months Ended September 30,				Period-to-Period Change
	2013		2014
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage
	(dollars in thousands)
General and Administrative	$9,158	21.8%	$13,968	13.0%	$4,810	52.5%

General and administrative expense increased by $4.8 million, or 52.5%, from $9.2 million for the nine months ended September 30, 2013 to $14.0 million for the nine months ended September 30, 2014. The increase in general and administrative expense was primarily attributable to a $4.6 million increase in consulting, legal, recruiting, accounting and other miscellaneous expenses. This increase was partially offset by a $0.6 million decrease in salaries and personnel-related costs. While we increased the number of general and administrative personnel during the nine months ended September 30, 2014 to support the growth of our business, the overall decrease in personnel-related costs reflects a $1.0 million severance expense incurred during the nine months ended September 30, 2013 in connection with the departure of an executive, which did not recur in the nine months ended September 30, 2014. The number of general and administrative employees increased from 22 at September 30, 2013 to 41 at September 30, 2014. As a percentage of gross revenue, general and administrative expense decreased from 21.8% for the nine months ended September 30, 2013 to 13.0% for the nine months ended September 30, 2014.

Comparison of Years Ended December 31, 2012 and 2013

	Year Ended December 31,				Period-to-Period Change
	2012		2013
	Amount	Percentage of Gross Revenue	Amount	Percentage of Gross Revenue	Amount	Percentage
	(dollars in thousands)
Revenue:
Interest income	$25,273	98.6%	$62,941	96.5%	$37,668	149.0%
Gain on sales of loans	—	—	788	1.2	788	*
Other revenue	370	1.4	1,520	2.3	1,150	310.8

Gross revenue	25,643	100.0	65,249	100.0	39,606	154.5

Cost of revenue:
Provision for loan losses	12,469	48.6	26,570	40.7	14,101	113.1
Funding costs	8,294	32.3	13,419	20.6	5,125	61.8

Total cost of revenue	20,763	81.0	39,989	61.3	19,226	92.6

Net revenue	4,880	19.0	25,260	38.7	20,380	417.6

Operating expenses:
Sales and marketing	6,633	25.9	18,095	27.7	11,462	172.8
Technology and analytics	5,001	19.5	8,760	13.4	3,759	75.2
Processing and servicing	2,919	11.4	5,577	8.5	2,658	91.1
General and administrative	6,935	27.0	12,169	18.7	5,234	75.5

Total operating expenses	21,488	83.8	44,601	68.4	23,113	107.6

Loss from operations	(16,608)	(64.8)	(19,341)	(29.6)	(2,733)	16.5

Other (expense) income:
Interest expense	(88)	(0.3)	(1,276)	(2.0)	(1,188)	*
Warrant liability fair value adjustment	(148)	(0.6)	(3,739)	(5.7)	(3,591)	*

Total other (expense) income	(236)	(0.9)	(5,015)	(7.7)	(4,779)	*

Loss before provision for income taxes	(16,844)	(65.7)	(24,356)	(37.3)	(7,512)	44.6
Provision for income taxes	—	—	—	—	—	—

Net loss	$(16,844)	(65.7)%	$(24,356)	(37.3)%	$(7,512)	44.6%

* not meaningful

Revenue

	Year Ended December 31,				Period-to-Period Change
	2012		2013
	Amount	Percentage of Gross Revenue	Amount	Percentage of Gross Revenue	Amount	Percentage
	(dollars in thousands)
Revenue:
Interest income	$25,273	98.6%	$62,941	96.5%	$37,668	149.0%
Gain on sales of loans	—	—	788	1.2	788	*
Other revenue	370	1.4	1,520	2.3	1,150	310.8

Gross revenue	$25,643	100.0%	$65,249	100.0%	$39,606	154.5%

* not meaningful

Revenue. Gross revenue increased by $39.6 million, or 155%, from $25.6 million for the year ended December 31, 2012 to $65.2 million for the year ended December 31, 2013. This growth was primarily attributable to a $37.7 million, or 149%, increase in interest income during the year ended December 31, 2013 as compared to the year ended December 31, 2012. This increase was driven primarily by increases in the average loans outstanding between these years. During the year ended December 31, 2013, we had average loans outstanding of $147.4 million, compared to $61.4 million of average loans outstanding during the year ended December 31, 2012, representing an increase of 140%. There was also a slight increase in our effective interest yield from 41.2% to 42.7% between these periods.

In addition, during the year ended December 31, 2013, we sold $17.5 million of loans to third-party institutional investors through our OnDeck Marketplace, resulting in gains of $0.8 million during the period. We launched OnDeck Marketplace in October 2013.

We also experienced an increase of $1.2 million, or 311%, in other revenue during the year ended December 31, 2013 as compared to the year ended December 31, 2012. This increase was primarily attributable to an increase in marketing fees from our issuing bank partners.

Cost of Revenue

	Year Ended December 31,				Period-to-Period Change
	2012		2013
	Amount	Percentage of Gross Revenue	Amount	Percentage of Gross Revenue	Amount	Percentage
	(dollars in thousands)
Cost of revenue:
Provision for loan losses	$12,469	48.6%	$26,570	40.7%	$14,101	113.1%
Funding costs	8,294	32.3	13,419	20.6	5,125	61.8

Total cost of revenue	$20,763	81.0%	$39,989	61.3%	$19,226	92.6%

Provision for Loan Losses. Provision for loan losses increased by $14.1 million, or 113%, from $12.5 million for the year ended December 31, 2012 to $26.6 million for the year ended December 31, 2013. The increase in provision for loan losses was primarily attributable to the increase in origination volume of term loans during the year ended December 31, 2013 compared to the year ended December 31, 2012. Under GAAP, we recognize revenue on loans over their term, but provide for probable credit losses on the loans at the time they are originated and then adjust periodically based on actual performance and changes in loss expectations. As a result, we believe that analyzing the provision for loan losses as a percentage of originations, rather than as a percentage of gross revenue, provides more useful insight into our operating performance. The Provision Rate decreased from 7.2% for the year ended December 31, 2012 to 6.0% for the year ended December 31, 2013, attributable to an improvement in credit quality of our loan originations and a $0.9 million reduction in the provision resulting from our first sale of charged-off receivables to a third-party purchaser.

Funding Costs. Funding costs increased by $5.1 million, or 61.8%, from $8.3 million for the year ended December 31, 2012 to $13.4 million for the year ended December 31, 2013. The increase in funding costs was primarily attributable to an increase in our aggregate outstanding borrowings during the year ended December 31, 2013 compared to the year ended December 31, 2012. The average balance of our funding debt facilities during the year ended December 31, 2013 was $124.2 million as compared to the average balance of $62.0 million during the year ended December 31, 2012, an increase of 100%. In addition, we experienced a $1.1 million increase in amortization of debt issuance costs during the year ended December 31, 2013 as compared to the year ended December 31, 2012, primarily as a result of issuance fees incurred in July 2012 related to a debt facility, as well as the addition of two additional debt facilities in August 2013 and October 2013, respectively. As a percentage of gross revenue, funding costs decreased from 32.3% for the year ended December 31, 2012 to 20.6% for the year ended December 31, 2013. The decrease in funding costs as a percentage of gross revenue was primarily the result of more favorable interest rates on our new debt facilities.

Operating Expenses

Sales and Marketing

	Year Ended December 31,				Period-to-Period Change
	2012		2013
	Amount	Percentage of Gross Revenue	Amount	Percentage of Gross Revenue	Amount	Percentage
	(dollars in thousands)
Sales and marketing	$6,633	25.9%	$18,095	27.7%	$11,462	172.8%

Sales and marketing expense increased by $11.5 million, or 173%, from $6.6 million for the year ended December 31, 2012 to $18.1 million for the year ended December 31, 2013. The increase in sales and marketing expense was primarily attributable to a $7.4 million increase in direct marketing and advertising as we expanded our marketing programs to drive increased customer acquisition. In addition, salaries and personnel-related costs increased by $3.9 million, as we increased the number of sales and marketing personnel to support the growth of our business. The number of sales and marketing employees increased from 68 at December 31, 2012 to 110 at December 31, 2013. As a percentage of gross revenue, sales and marketing expense increased from 25.9% for the year ended December 31, 2012 to 27.7% for the year ended December 31, 2013.

Technology and Analytics

	Year Ended December 31,				Period-to-Period Change
	2012		2013
	Amount	Percentage of Gross Revenue	Amount	Percentage of Gross Revenue	Amount	Percentage
	(dollars in thousands)
Technology and analytics	$5,001	19.5%	$8,760	13.4%	$3,759	75.2%

Technology and analytics expense increased by $3.8 million, or 75.2%, from $5.0 million for the year ended December 31, 2012 to $8.8 million for the year ended December 31, 2013. The increase in expense was primarily attributable to a $1.8 million increase in salaries and personnel-related costs. During 2013, we increased the number of technology and analytics personnel to continue developing our technology platform and improve upon the algorithms underlying the OnDeck Score. The number of technology and analytics employees increased from 35 at December 31, 2012 to 54 at December 31, 2013. In addition, we experienced a $0.9 million increase in amortization of capitalized internal-use software costs related to our technology platform, and a $0.7 million increase in hardware, software, technology licenses and other costs to support our growth in loan originations and employees. As a percentage of gross revenue, technology and analytics expense decreased from 19.5% for the year ended December 31, 2012 to 13.4% for the year ended December 31, 2013.

Processing and Servicing

	Year Ended December 31,				Period-to-Period Change
	2012		2013
	Amount	Percentage of Gross Revenue	Amount	Percentage of Gross Revenue	Amount	Percentage
	(dollars in thousands)
Processing and servicing	$2,919	11.4%	$5,577	8.5%	$2,658	91.1%

Processing and servicing expense increased by $2.7 million, or 91.1%, from $2.9 million for the year ended December 31, 2012 to $5.6 million for the year ended December 31, 2013. The increase in processing and servicing expense was primarily attributable to a $1.3 million increase in salaries and personnel-related costs, as we increased the number of processing and servicing personnel to support the increased volume of loan applications and loan servicing requirements. The number of processing and servicing employees increased from 36 at December 31, 2012 to 64 at December 31, 2013. In addition, we experienced a $1.5 million increase in third-party processing costs, credit information and filing fees during the year ended December 31, 2013 related to the higher volume of term loan and line of credit applications and originations processed. As a percentage of gross revenue, processing and servicing expense decreased from 11.4% for the year ended December 31, 2012 to 8.5% for the year ended December 31, 2013.

General and Administrative

	Year Ended December 31,				Period-to-Period Change
	2012		2013
	Amount	Percentage of Gross Revenue	Amount	Percentage of Gross Revenue	Amount	Percentage
	(dollars in thousands)
General and administrative	$6,935	27.0%	$12,169	18.7%	$5,234	75.5%

General and administrative expense increased by $5.2 million, or 75.5%, from $6.9 million for the year ended December 31, 2012 to $12.2 million for the year ended December 31, 2013. The increase in general and administrative expense was primarily attributable to a $2.8 million increase in salaries and personnel-related costs, as we increased the number of general and administrative personnel to support our growing business. The number of general and administrative employees increased from 16 at December 31, 2012 to 23 at December 31, 2013. These 2013 personnel-related costs also included a $1.0 million severance expense incurred in connection with the departure of an executive. Furthermore, we experienced a $2.2 million increase in consulting, legal and other general and administrative expenses during the year ended December 31, 2013. As a percentage of gross revenue, general and administrative expense decreased from 27.0% for the year ended December 31, 2012 to 18.7% for the year ended December 31, 2013.

Quarterly Results of Operations

The following tables show our unaudited consolidated quarterly statement of operations data for each of our eight most recently completed quarters, as well as the percentage of revenue for each line item shown. This information has been derived from our unaudited consolidated financial statements, which, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. Historical results are not necessarily indicative of the results to be expected in future periods, and operating results for a quarterly period are not necessarily indicative of the operating results for a full year. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014
	(dollars in thousands)
Revenue:
Interest income	$8,553	$10,434	$13,251	$17,388	$21,868	$26,348	$32,864	$40,661
Gain on sales of loans	—	—	—	—	788	1,343	1,584	1,642
Other revenue	191	237	358	409	516	871	1,054	1,206

Gross revenue	8,744	10,671	13,609	17,797	23,172	28,562	35,502	43,509

Cost of revenue:
Provision for loan losses	6,681	5,131	5,468	5,701	10,270	16,579	13,073	17,359
Funding costs	2,693	2,868	2,867	3,665	4,019	4,640	3,801	4,090

Total cost of revenue	9,374	7,999	8,335	9,366	14,289	21,219	16,874	21,449

Net (cost of revenue) revenue	(630)	2,672	5,274	8,431	8,883	7,343	18,628	22,060

Operating expenses:
Sales and marketing	2,210	3,778	4,625	5,163	4,529	6,361	7,113	8,325
Technology and analytics	1,535	1,825	1,904	2,361	2,670	2,909	3,799	4,649
Processing and servicing	800	1,113	1,264	1,369	1,831	1,609	2,084	2,235
General and administrative	2,744	2,368	3,910	2,880	3,011	3,392	4,434	6,142

Total operating expenses	7,289	9,084	11,703	11,773	12,041	14,271	17,430	21,351

(Loss) income from operations	(7,919)	(6,412)	(6,429)	(3,342)	(3,158)	(6,928)	1,198	709

Other (expense) income:
Interest expense	(16)	(948)	(2)	(120)	(206)	(157)	(62)	(55)
Warrant liability fair value adjustment	—	71	34	(1,601)	(2,243)	(6,632)	(2,190)	(300)

Total other (expense) income	(16)	(877)	32	(1,721)	(2,449)	(6,789)	(2,252)	(355)

(Loss) income before provision for income taxes	(7,935)	(7,289)	(6,397)	(5,063)	(5,607)	(13,717)	(1,054)	354
Provision for income taxes	—	—	—	—	—	—	—	—

Net (loss) income	$(7,935)	$(7,289)	$(6,397)	$(5,063)	$(5,607)	$(13,717)	$(1,054)	$354

Originations	$61,203	$75,220	$93,441	$122,271	$167,985	$227,350	$248,067	$312,889
Unpaid Principal Balance	$90,276	$112,850	$136,994	$173,805	$215,966	$280,117	$338,815	$422,050
Average Loans	$80,626	$101,551	$123,604	$155,684	$199,404	$256,044	$319,122	$391,034
Effective Interest Yield	42.4%	41.1%	42.9%	44.7%	43.9%	41.2%	41.2%	41.6%
Average Funding Debt Outstanding	$83,457	$94,690	$100,112	$121,756	$162,334	$199,545	$236,553	$304,758
Cost of Funds Rate	12.9%	12.1%	11.5%	12.0%	9.9%	9.3%	6.4%	5.4%
Provision Rate	10.9%	6.8%	5.9%	4.7%	6.9%	8.4%	5.8%	6.0%
Reserve Ratio	10.3%	9.2%	8.7%	8.5%	9.0%	9.9%	9.4%	9.4%
15+ Day Delinquency Ratio	8.9%	7.8%	6.9%	6.9%	7.6%	7.2%	6.1%	5.4%
Adjusted EBITDA	(7,431)	(5,921)	(5,702)	(2,529)	(2,106)	(5,817)	$2,480	$2,611
Adjusted Net (Loss) Income	(7,858)	(7,297)	(6,336)	(3,353)	(3,193)	(6,852)	$1,541	$1,463

	Three Months Ended
	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014
	(as a percentage of gross revenue)
Revenue:
Interest income	97.8%	97.8%	97.4%	97.7%	94.4%	92.3%	92.5%	93.4%
Gain on sales of loans	—	—	—	—	3.4	4.7	4.5	3.8
Other revenue	2.2	2.2	2.6	2.3	2.2	3.0	3.0	2.8

Gross revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Cost of revenue:
Provision for loan losses	76.4	48.1	40.2	32.0	44.3	58.0	36.8	39.9
Funding costs	30.8	26.9	21.1	20.6	17.3	16.2	10.7	9.4

Total cost of revenue	107.2	75.0	61.3	52.6	61.6	74.2	47.5	49.3

Net (cost of revenue) revenue	(7.2)	25.0	38.7	47.4	38.4	25.8	52.5	50.7

Operating expenses:
Sales and marketing	25.3	35.4	34.0	29.0	19.5	22.3	20.0	19.1
Technology and analytics	17.6	17.1	14.0	13.3	11.5	10.2	10.7	10.7
Processing and servicing	9.1	10.4	9.3	7.7	7.9	5.6	5.9	5.1
General and administrative	31.4	22.2	28.7	16.2	13.0	11.9	12.5	14.1

Total operating expenses	83.4	85.1	86.0	66.2	51.9	50.0	49.1	49.1

(Loss) income from operations	(90.6)	(60.1)	(47.3)	(18.8)	(13.5)	(24.2)	3.4	1.6

Other (expense) income:
Interest expense	(0.2)	(8.9)	—	(0.7)	(0.9)	(0.5)	(0.2)	(0.1)
Warrant liability fair value adjustment	—	0.7	0.2	(9.0)	(9.7)	(23.2)	(6.2)	(0.7)

Total other (expense) income	(0.2)	(8.2)	0.2	(9.7)	(10.6)	(23.7)	(6.4)	(0.8)

Loss before provision for income taxes	(90.8)	(68.3)	(47.1)	(28.5)	(24.1)	(47.9)	(3.0)	0.8
Provision for income taxes	—	—	—	—	—	—	—	—

Net loss	(90.8)%	(68.3)%	(47.1)%	(28.5)%	(24.1)%	(47.9)%	(3.0)%	0.8%

Quarterly Trends

Our gross revenue has increased each quarter over the eight quarters ended September 30, 2014. This growth has been primarily attributable to an increase in interest income, driven by increases in both loan originations and the loan balances during the respective quarters. Our net revenue represents gross revenue less provision for loan losses and funding costs. As expected, the provision for loan losses has generally increased quarter-to-quarter in absolute dollars as our loan originations have increased. The provision for loan losses as a percentage of gross revenue declined in the third quarter of 2013 due to our shift toward selling historically-charged off loans to a third party, which resulted in a reversal in a modest amount of these charge-offs during this period. Funding costs as a percentage of gross revenue have declined quarter-to-quarter for all quarters included in the table above. As we have grown, we have been able to lower our funding costs by negotiating more favorable interest rates on our debt and accessing new sources of funding, including our securitization facility beginning in the second quarter of 2014.

Generally, our total operating expenses have increased quarter-to-quarter for the eight quarters ended September 30, 2014, primarily due to increased personnel-related costs reflecting the increase in our headcount to support our growth. In addition, there were other significant increases in operating expenses such as direct marketing and advertising, third-party data acquisition expenses, development of new products and technologies (including amortization of capitalized internal-use software) and costs to evaluate, close, and fund loans. Despite the increases in absolute dollar amounts, total operating expenses as a percentage of gross revenue has generally decreased for each quarter since the second quarter of 2013 as we have achieved greater economies of scale.

Other (expense) income is comprised of interest expense on corporate debt and the warrant liability fair value adjustment. Interest expense on corporate debt was a relatively small percentage of revenue for all periods except the third quarter of 2013, during which period significant interest expense was recognized upon a conversion of certain notes payable into preferred stock at a discounted rate. The warrant liability fair value adjustment has become a more significant expense as a percentage of revenue in recent quarters as the expense is driven by the increased fair value of certain preferred stock warrants, which reflects the increase in our enterprise value over these periods. Upon completion of this offering, these warrants, to the extent that they remain outstanding, will automatically, in accordance with their terms, become warrants to purchase common stock, which will result in the reclassification of the related warrant liability to additional paid-in-capital, and no further changes in fair value will be recognized in other (expense) income.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our lending activities and operations primarily through private placements of redeemable convertible preferred stock, issuances of debt facilities, cash from operating activities and, beginning in October 2013, the sale of term loans to third-party institutional investors through our OnDeck Marketplace.

Equity Financings

Since inception, we have raised $182.9 million from the sale of redeemable convertible preferred stock to third parties, including $77 million in our Series E financing in February 2014. The funds received from the issuance of our Series E redeemable convertible preferred stock are currently our primary source of capital for operating expenditures. We also use a portion of this capital to finance a small percentage of the loan volume we originate.

Current Debt Facilities

The following table summarizes our current debt facilities available for funding our lending activities and our operating expenditures as of September 30, 2014:

Subsidiary	Maturity Date	Weighted Average Interest Rate	Borrowing Capacity	Principal Outstanding
			(in millions)
Funding debt:
OnDeck Asset Securitization Trust LLC	5/17/2018	3.4%	$175.0	$175.0
On Deck Asset Pool, LLC	8/15/2016	5.0%	75.0	40.5
OnDeck Account Receivables Trust 2013-1 LLC	9/15/2016	3.7%	167.6	84.6
On Deck Asset Company, LLC	10/23/2015	8.3%	50.0	28.3
Small Business Asset Fund 2009 LLC	Ongoing	8.1%	20.0	18.8

Total funding debt			$487.6	$347.2

Corporate debt:
On Deck Capital, Inc.	9/7/2015	5.0%	$15.0	$3.0

In November 2014, we amended our corporate debt facility to (i) extend its maturity date to October 30, 2015; (ii) decrease the interest rate to prime plus 1.25%, with a floor of 4.5% per annum; and (iii) increase our borrowing capacity to $20 million.

The outstanding amounts set forth in the table above are consolidated on our balance sheet whereas loans sold pursuant to the OnDeck Marketplace are not on our balance sheet once sold. We currently act as servicer in exchange for a servicing fee with respect to the loans held by our subsidiaries and the loans purchased by the applicable OnDeck Marketplace participant.

While the lenders under our corporate debt facility have direct recourse to us as the borrower thereunder, lenders to our subsidiaries do not have direct recourse to us.

Funding Debt

Asset-Backed Securitization Facility. A significant portion of our loans at September 30, 2014 were funded through the securitization of small business loans we generated. In May 2014, we accessed the asset-backed securitization market using OnDeck Asset Securitization Trust LLC, or ODAST, a wholly-owned subsidiary, which issued our inaugural series of Fixed-Rate Asset Backed notes, the Series 2014-1 Notes, in a $175 million rated transaction to over 15 third-party institutional investors. The Series 2014-1 Notes were issued in two classes: Class A, rated BBB(sf) by DBRS, Inc., in the initial principal amount of $156.7 million and Class B, rated BB(sf) by DBRS, Inc., in the initial principal amount of $18.3 million. The Series 2014-1 Notes and any other series issued under the same indenture are secured by and payable from a revolving pool of small business loans transferred from us to ODAST. Loans transferred to ODAST are accounted for and included in our consolidated financial statements as if owned by us. At the time of issuance of the Series 2014-1 Notes, the portfolio of loans held by ODAST and pledged to secure the Series 2014-1 Notes was approximately $183.2 million. The Class A notes and Class B notes bear interest at 3.15% and 5.68%, respectively, and provide us with a blended cost of capital fixed at 3.41%. The Series 2014-1 Notes contain a two-year revolving period, after which principal on the asset-backed securities will be paid sequentially to the Class A and Class B Notes monthly from collections on the loans. The final maturity date of the Series 2014-1 is in May 2018. Monthly payments of interest on the Series 2014-1 Notes began June 17, 2014. As of September 30, 2014, the outstanding principal balance of the Series 2014-1 Notes was $175.0 million and the principal amount of loans pledged to secure the Series 2014-1 Notes was $184.5 million. Additional series of asset-backed securities are expected to be issued through ODAST in the future. Lenders under our asset backed securitization facility do not have direct recourse to us.

Our ability to utilize our asset-backed securitization facility as described herein is subject to compliance with various requirements. Such requirements include:

•	Eligibility Criteria. In order for our loans to be eligible for purchase by ODAST, they must meet all applicable eligibility criteria.

•	Concentration Limits. The ODAST collateral pool is subject to certain concentration limits that, if exceeded, would require the applicable subsidiary borrower to add additional collateral.

•	Covenants and Other Requirements. ODAST contains several financial covenants, portfolio performance covenants and other covenants or requirements that, if not complied with, may result in events of default, the accelerated repayment of amounts owed, often referred to as an early amortization event, and/or the termination of the facility.

We act as servicer in exchange for a servicing fee with respect to the loans held by our asset-backed securitization facility. These servicing fees are eliminated in consolidation.

For more information regarding our asset-backed securitization facility, including information regarding requirements that must be met in order to utilize such facility, please see the section titled “Description of Indebtedness.”

Asset-Backed Revolving Debt Facilities. We also fund loans through asset-backed revolving debt facilities. With respect to each such facility, the lenders commit to make loans to one of our wholly-owned subsidiaries, the proceeds of which are used to finance the subsidiary’s purchase of small business loans from us in a bankruptcy remote transaction. The revolving pool of small business loans transferred to each such wholly-owned subsidiary serves as collateral for the loans made to the subsidiary borrower under the debt facility. Such transferred loans are accounted for and included in our consolidated financial statements as if owned by us. The subsidiaries repay the borrowings from collections received on the loans. We currently utilize four such asset-backed revolving debt facility structures through four separate subsidiaries: OnDeck Account Receivables Trust 2013-1 LLC, or ODART; On Deck Asset Company, LLC, or ODAC; Small Business Asset Fund 2009 LLC, or SBAF; and OnDeck Asset Pool, LLC, or ODAP. As of September 30, 2014, the aggregate outstanding principal balance under these revolving debt facilities was $172.2 million and the principal amount of loans pledged to secure these revolving debt facilities was $193.4 million. Additional asset-backed debt facilities are expected to be used by us in the future. Lenders under our asset-backed revolving debt facilities do not have direct recourse to us.

Our ability to utilize our asset-backed revolving debt facilities as described herein is subject to compliance with various requirements. Such requirements include:

•	Eligibility Criteria. In order for our loans to be eligible for purchase by the applicable subsidiary, they must meet all applicable eligibility criteria.

•	Concentration Limits. The subsidiary collateral pools are subject to certain concentration limits that, if exceeded, would require the applicable subsidiary borrower to add additional collateral.

•	Covenants and Other Requirements. The subsidiary facilities contain several financial covenants, portfolio performance covenants and other covenants or requirements that, if not complied with, may result in events of default, the accelerated repayment of amounts owed, often referred to as an early amortization event, and/or the termination of the facility.

As of September 30, 2014, we were in compliance with all financial covenants required per the debt agreements.

We act as servicer in exchange for a servicing fee with respect to the loans held by our asset-backed revolving debt facilities. These servicing fees are eliminated in consolidation.

For more information regarding our asset-backed revolving debt facilities, including information regarding requirements that must be met in order to utilize such facilities, please see the section titled “Description of Indebtedness.”

Corporate Debt

During 2013, we entered into a revolving debt facility with Square 1 Bank to finance our corporate investments in technology, sales and marketing, processing and servicing and other general corporate expenditures. We amended and restated this revolving debt facility in November 2014 to (i) extend its maturity date to October 30, 2015; (ii) decrease the interest rate to prime plus 1.25%, with a floor of 4.5% per annum; and (iii) increase our borrowing capacity to $20 million. This borrowing arrangement is collateralized by substantially all of our assets. As of September 30, 2014, the outstanding principal balance under this revolving debt facility was $3.0 million.

Our ability to utilize our corporate debt facility as described herein is subject to compliance with various requirements. The corporate debt facility contains financial covenants, portfolio performance covenants and other covenants or requirements that, if not complied with, may result in events of default, the accelerated repayment of amounts owed, and/or the termination of the facility.

For more information regarding our corporate debt facility, including information regarding requirements that must be met in order to utilize such facility, please see the section titled “Description of Indebtedness.”

OnDeck Marketplace

Our OnDeck Marketplace is a proprietary whole loan sale platform that allows participating third-party investors to directly purchase small business loans from us. Pursuant to a whole loan purchase agreement, each

OnDeck Marketplace participant commits to purchase, on what is known as a forward flow basis, a pre-determined dollar amount of loans that satisfy certain eligibility criteria. The loans are sold to the participant at a pre-determined purchase price above par. We recognize a gain or loss from OnDeck Marketplace loans when sold as opposed to the loans held in our asset-backed securitization facility and asset-backed revolving debt facilities from which we recognize revenue over the term of the loan. The loan sales occur shortly after loan origination and are conducted as frequently as three times per week. We currently act as servicer in exchange for a servicing fee with respect to the loans purchased by the applicable OnDeck Marketplace participant. As of September 30, 2014, there were eight institutional investors with commitments to purchase loans through our OnDeck Marketplace.

Cash and Cash Equivalents, Loans (Net of Allowance for Loan Losses), and Cash Flows

The following table summarizes our cash and cash equivalents, loans (net of ALLL) and cash flows for the periods indicated:

	As of and for the Year Ended December 31,		As of and for the Nine Months Ended September 30,
	2012	2013	2013	2014
	(in thousands)
Cash and cash equivalents	$7,386	$4,670	$3,595	$22,642
Loans, net of allowance for loan losses	$81,687	$203,078	$161,541	$393,635
Cash provided by (used in):
Operating activities	$1,682	$14,063	$6,853	$49,874
Investing activities	$(59,133)	$(159,407)	$(101,442)	$(254,888)
Financing activities	$62,012	$142,628	$90,798	$222,986

Our cash and cash equivalents at September 30, 2014 were held primarily for working capital purposes. We may, from time to time, use excess cash and cash equivalents to fund our lending activities. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate working capital requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our excess cash is invested primarily in demand deposit accounts that are currently providing only a minimal return.

Cash Flows

Operating Activities

Cash flows from operating activities primarily includes net losses adjusted for (i) non-cash items included in net losses, including provisions for loan losses, depreciation and amortization expense, amortization of debt issuance costs, stock-based compensation expense, proceeds from the sale of term loans through our OnDeck Marketplace and warrant liability fair value adjustment and (ii) changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

For the nine months ended September 30, 2014, our net cash provided by operating activities of $49.9 million consisted of a net loss of $14.4 million offset by $63.3 million of non-cash items, $2.2 million of cash provided by changes in the balances of operating assets and liabilities and $1.2 million of cash from sales of loans held for sale in excess of proceeds from loans held for sale. Adjustments for non-cash items consisted of provision for loan losses of $47.0 million, warrant liability fair value adjustment of $9.1 million, depreciation and amortization expense of $2.8 million, amortization of debt issuance costs of $2.0 million and stock-based compensation expense of $1.4 million. The warrant liability fair value adjustment is associated with the convertible redeemable preferred stock warrants, which have been accounted for as liabilities and are remeasured at fair value at the end of each reporting period.

For the nine months ended September 30, 2013, our net cash provided by operating activities of $6.9 million consisted of a net loss of $18.7 million offset by $22.3 million of non-cash items and $3.3 million of cash provided by changes in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $16.3 million preferred stock warrant issuance and warrant liability fair value adjustment of $1.5 million, depreciation and amortization of $1.8 million, debt discount of $1.0 million and amortization of debt issuance costs of $1.5 million. The increase in cash resulting from changes in the balances of operating assets and liabilities was primarily due to an increase in accrued expenses and other liabilities resulting from new lease agreements with corresponding leasehold liabilities of $3.6 million, partially offset by a decrease in accounts payable of $1.2 million due to the timing of vendors’ invoices received and payments made.

For the year ended December 31, 2013, our net cash provided by operating activities of $14.1 million consisted of a net loss of $24.4 million and originations of loans held for sale in excess of sales of loans held for sale of $1.4 million, offset by $36.6 million in adjustments for non-cash items and $3.3 million of cash provided changes in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $26.6 million, warrant liability fair value adjustment of $3.7 million, depreciation and amortization of fixed assets of $2.6 million and amortization of debt issuance costs of $2.2 million. The increase in cash resulting from changes in the balances of operating assets and liabilities primarily consisted of an increase in accrued expenses and other liabilities of $4.0 million, primarily driven by an increase in payroll and payroll related expenses resulting from an increased number of employees, an increase in commissions payable to third parties that originated loans on our behalf, and an increase in accrued sales and marketing expense for invoices not yet received. These increases were partially offset by a decrease in accounts payable of $0.6 million due to the timing of vendors’ invoices received and payments made.

For the year ended December 31, 2012, our net cash provided by operating activities of $1.7 million consisted of a net loss of $16.8 million offset by $15.8 million in adjustments for non-cash items and $2.7 million of cash provided by changes in the balances of operating assets and liabilities. Adjustments for non-cash items consisted primarily of provision for loan losses of $12.5 million, depreciation and amortization of fixed assets of $1.5 million and amortization of debt issuance costs of $1.1 million. The increase in cash resulting from changes in the balances of operating assets and liabilities primarily consisted of an increase in accrued expenses and other liabilities of $2.2 million, primarily driven by increases in deferred rent from our new long-term facility lease agreement and payroll and payroll related expenses resulting from an increased number of employees. In addition, we experienced a $1.4 million increase in accounts payable, primarily driven by increased operating costs during the period. These increases were partially offset by a decrease in operating cash flow due to a $1.3 million increase in other assets, primarily driven by the security deposit and construction receivable related to our new operating lease agreement.

Investing Activities

Our investing activities have consisted primarily of funding our term loan and line of credit originations, offset by repayments of term loans and lines of credit, changes in the net deferred origination costs balance of loans outstanding, purchases of property, equipment and software, capitalized internal-use software development costs, and changes in restricted cash. Our net deferred origination costs may vary from period to period based primarily on the volume of loan originations and the amount of direct costs incurred to originate our loans, offset by the amount of loan origination fees received. Purchases of property, equipment and software and capitalized internal-use software development costs may vary from period to period due to the timing of the expansion of our operations, the addition of employee headcount and the development cycles of our internal-use technology.

For the nine months ended September 30, 2014, net cash used to fund our investing activities was $254.9 million, and consisted primarily of $232.8 million of loan originations in excess of loan repayments received, $9.5 million for the purchase of property, equipment and software and capitalized internal-use software development costs and a $4.8 million increase in the net deferred origination costs balance. The growth in our loan originations was consistent with the overall increase in revenue during the period. We also restricted more cash as collateral for financing agreements during the period, resulting in a $7.8 million decrease in unrestricted cash.

For the nine months ended September 30, 2013, net cash used to fund our investing activities was $101.4 million, and consisted primarily of $94.4 million of loan originations in excess of loan repayments received and $5.0 million for the purchase of property, equipment and software and capitalized internal-use software development costs. The growth in our loan originations was consistent with the overall increase in revenue during the period.

For the year ended December 31, 2013, net cash used to fund our investing activities was $159.4 million, and consisted primarily of $142.1 million of loan originations in excess of loan repayments received, a $5.9 million increase in the net deferred origination costs balance and $5.8 million for the purchase of property, equipment and software and capitalized internal-use software development costs. The growth in our loan originations was consistent with the overall increase in revenue during the year. We also restricted more cash as collateral for financing arrangements, resulting in a $5.6 million decrease in unrestricted cash during the year.

For the year ended December 31, 2012, net cash used to fund our investing activities was $59.1 million, and consisted primarily of $53.7 million of loan originations in excess of loan repayments received and $3.2 million for the purchase of property, equipment and software and capitalized internal-use software development costs. The growth in our loan originations was consistent with the overall increase in revenue during the year. We also restricted more cash as collateral for financing arrangements, resulting in a $2.5 million decrease in unrestricted cash during the year.

Financing Activities

Our financing activities have consisted primarily of the issuance of redeemable convertible preferred stock and net borrowings from our securitization facility and our revolving debt facilities.

For the nine months ended September 30, 2014, net cash provided by financing activities was $223.0 million and consisted primarily of $77.0 million in net proceeds from the issuance of redeemable convertible preferred stock and $146.9 million in net borrowings from our securitization facility and revolving debt facilities, primarily associated with the increase in loan originations during the period.

For the nine months ended September 30, 2013, net cash provided by financing activities was $90.8 million and consisted primarily of $49.7 million in net proceeds from the issuance of redeemable convertible preferred stock and $55.1 million in net borrowings from our revolving debt facilities, primarily associated with the increase in loan originations during the period. These amounts were partially offset by $6.3 million used to repurchase redeemable convertible preferred stock from investors and $6.1 million used to repurchase common stock and warrants and retire stock options from current and former employees.

For the year ended December 31, 2013, net cash provided by financing activities was $142.6 million and consisted primarily of $107.0 million in net borrowings from our revolving debt facilities, primarily associated with the increase in loan originations during the year, and $49.7 million in net proceeds from the issuance of redeemable convertible preferred stock. These amounts were partially offset by $6.3 million used to repurchase redeemable convertible preferred stock from investors and $6.1 million used to repurchase common stock warrants and retire stock options from current and former employees.

For the year ended December 31, 2012, net cash provided by financing activities was $62.0 million and consisted primarily of $60.0 million in net borrowings from our revolving debt facilities, primarily associated with the increase in loan originations during the year, and $4.7 million in net proceeds from the issuance of redeemable convertible preferred stock.

Operating and Capital Expenditure Requirements

We believe that our existing cash balances, together with the available borrowing capacity under our revolving lines of credit, will be sufficient to meet our anticipated cash operating expense and capital expenditure requirements through at least the next 12 months. If our available cash balances and net proceeds from this offering are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing. The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of additional debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock. We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Contractual Obligations

Our principal commitments consist of obligations under our outstanding debt facilities and securitization facility and non-cancelable leases for our office space and computer equipment. The following table summarizes these contractual obligations at September 30, 2014. Future events could cause actual payments to differ from these estimates.

	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Contractual Obligations:
Long-term debt:
Funding debt	$347,234	$11,806	$277,095	$58,333	$—
Corporate debt	3,000	3,000	—	—	—
Interest payments (1)	29,487	14,325	14,415	747	—
Capital leases, including interest	479	232	247	—	—
Operating leases	23,638	2,553	6,070	5,986	9,029
Purchase obligations	2,385	1,007	1,378	—	—

Total contractual obligations	$406,223	$32,923	$299,205	$65,066	$9,029

(1)	Interest payments on our debt facilities with variable interest rates is calculated using the interest rate as of September 30, 2014.

The obligations of our subsidiaries for the funding debt described above and related interest payment obligations are structured to be non-recourse to On Deck Capital, Inc.

Off-Balance Sheet Arrangements

As of September 30, 2014, we did not have any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Allowance for Loan Losses (ALLL)

Our ALLL is established through periodic charges to the provision for loans losses. Loan losses are charged against the ALLL when we determine it is probable that we will be unable to collect all of the remaining principal amount due on a loan. Generally this happens on the 90th day of delinquency. Subsequent recoveries, if any, are credited to the ALLL.

We evaluate our loan portfolio on a pooled basis, due to its composition of small balance, homogenous loans with similar general credit risk characteristics and diversification among variables including industry and geography. We use a proprietary forecast loss rate at origination for new loans that have not had the opportunity to make payments when they are first funded. The allowance is subjective as it requires material estimates including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect customers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, seasonality, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond management’s control. Any combination of these factors may adversely affect our loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for credit losses which could impact future periods.

Accrual for Unfunded Loan Commitments

In September 2013, we introduced a line of credit product. Customers may draw on their lines of credit up to defined maximum amounts. As of September 30, 2014, our off-balance sheet credit exposure related to the undrawn line of credit balances was $17.6 million, and the accrual for unfunded loan commitments was $0.2 million. We determined the accrual with consideration of the probability of commitment usage, credit risk factors for lines of credit outstanding to these customers, and the terms and expiration dates of the unfunded debt facilities. We have sufficient cash and cash equivalents to provide funding for the undrawn lines of credit and do not believe the existence of the open credit balances negatively impacts our liquidity.

Accrual for Representations Made in Connection with Sale of Loans

As a component of our loan sale agreements, we have made certain representations to third-party institutional investors that purchase loans. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans, such as delinquent or fraudulent loan repurchase obligations or excess loss indemnification obligations, would be accrued. There are no restricted assets related to these agreements. As of September 30, 2014, we had not incurred any significant losses to date related to such post-sale obligations, and we have no estimable and probable obligations requiring accrual.

Nonaccrual Loans and Charged Off Loans

We consider a loan to be delinquent when the daily or weekly payments are one day past due. We do not recognize interest income on loans that are delinquent and non-paying. We only begin recognizing revenue again once customers resume making payments. The remaining unpaid principal balance is charged off when we determine it is probable that we will be unable to collect additional principal amounts on the loan. Generally, charge offs occur after the 90th day of delinquency.

The following is a summary of our annualized net charge-off rate, defined as loans charged off, net of recoveries divided by average Unpaid Principal Balance, then annualized, for the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2013 and 2014. Average Unpaid Principal Balance for the period is the simple average of the Unpaid Principal Balance as of the beginning of the period and as of the end of each quarter in the period.

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
	(dollars in thousands)
Loans charged-off, net of recoveries	$6,844	$16,415	$10,842	$26,697
Average Unpaid Principal Balance	$60,508	$145,978	$128,481	$314,237
Annualized net charge-off rate	11.3%	11.2%	11.3%	11.3%

Internal-Use Software Development Costs

We capitalize certain costs related to software developed for internal-use, primarily associated with the ongoing development and enhancement of our technology platform and other internal uses. We begin to capitalize our costs to develop software when preliminary development efforts are successfully completed, management has authorized and committed project funding, and it is probable that the project will be completed and the software will be used to perform the function as intended. These costs are amortized on a straight-line basis over the estimated useful life of the related asset, generally three years. Costs incurred prior to meeting these criteria together with costs incurred for training and maintenance are expensed as incurred and recorded in technology and analytics expense on our consolidated statements of operations.

Stock-Based Compensation

We incur stock-based compensation expense in connection with the issuance of stock options and warrants to employees, directors and consultants. We recognize compensation expense ratably over the requisite service period of the award. Option awards generally vest 25% one year from the grant date and then monthly in equal installments over the subsequent three-year period.

Stock-based compensation cost is measured on the grant date, based on the estimated grant date fair value of the award using a Black-Scholes pricing model, and recognized as an expense over the employee’s requisite service period on a straight-line basis. We recorded stock-based compensation expense of $0.2 million and $0.4 million for years ended December 31, 2012 and 2013 and $0.3 million and $1.4 million for the nine months ended September 30, 2013 and 2014, respectively. At September 30, 2014, we had $15.8 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to stock option grants that will be recognized over a weighted-average period of approximately 3.7 years. We expect to continue to grant stock options in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

We account for stock-based compensation arrangements with directors and consultants using a fair value approach. The fair value of these options is measured using the Black-Scholes option pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. For director and consultant options subject to vesting, the compensation costs of these arrangements are subject to remeasurement over the vesting period.

Key Assumptions

Our Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected volatility of the price of our common stock, the expected term of the option, risk-free interest rates and the expected dividend yield of our common stock. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

In determining the fair value of stock options granted, the following weighted-average assumptions were used in the Black-Scholes option pricing model for awards granted in the periods indicated:

	Year Ended December 31,		Nine Months Ended September 30,
	2012	2013	2013	2014
Assumptions:
Risk-free interest rate	0.83% - 0.96%	0.88% - 2.29%	0.88% - 1.29%	1.02% - 2.08%
Expected life (years)	5.86 - 6.13	5.76 - 8.52	5.76 - 6.08	3.22 - 6.13
Expected volatility	59% - 60%	54% - 60%	59% - 60%	35% - 59%
Dividend yield	0%	0%	0%	0%

Common Stock Valuations

The fair value of our common stock underlying stock options has historically been determined by our board of directors, with assistance from management, based upon information available at the time of grant. Given the absence of a public trading market for our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid, our board of directors has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock at each grant date. These factors included:

•	contemporaneous and retrospective third-party valuations of our common stock

•	the prices of shares of our common stock and redeemable convertible preferred stock (preferred stock) sold to investors in arm’s length transactions, and the rights, preferences and privileges of our preferred stock relative to our common stock

•	our operating and financial performance

•	current business conditions and projections

•	our stage of development and business strategy

•	the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our Company, given prevailing market conditions

•	any adjustment necessary to recognize a lack of marketability for our common stock

•	the market performance of comparable publicly-traded companies

•	the U.S. and global capital market conditions

The estimated fair value per share of our common stock in the table below represents the determination by our board of directors of the fair value of our common stock as of the date of grant, taking into consideration the various objective and subjective factors described above, including the valuations of our common stock. In connection with the preparation of the financial statements necessary for the filing of the registration statement of which this prospectus forms a part, in the spring of 2014 we undertook retrospective valuations of the fair value of our common stock as of June 30, 2013, September 30, 2013 and December 31, 2013 for financial reporting purposes. In certain instances, the estimated fair value per share used for financial reporting purposes, as determined by these retrospective valuations, exceeded the exercise price assigned to the respective option grants. The estimated fair values of common stock as determined by these retrospective valuations were used to measure the stock-based compensation expense for options granted during these periods. There is inherent uncertainty in these estimates and, if we had made different assumptions than those described, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss and net loss per share amounts would have differed. Following the closing of this initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

The following table summarizes by grant month the number of shares of common stock subject to stock options granted from January 1, 2013 through November 19, 2014, as well as the associated per share exercise price and the estimated fair value per share of our common stock on the grant date:

Grant Date:	Number of Shares Underlying Options Granted	Exercise Price per Share	Estimated Fair Value per Share
March 2013	266,500	$1.53	$1.53
April 2013	240,000	$1.36	$1.36
May 2013	49,500	$1.36	$1.36
June 2013	97,500	$1.36	$1.36
July 2013	100,000	$1.36	$1.48
August 2013	475,000	$1.36	$1.48
September 2013	247,500	$1.36	$1.48
October 2013	324,000	$1.36	$4.08
December 2013	56,500	$1.36	$4.08
January 2014	4,813	$1.36	$7.42
January 2014	68,000	$7.42	$7.42
February 2014	109,000	$7.42	$7.42
May 2014	348,000	$18.95	$18.95
June 2014(1)	19,470	$7.42	$18.95
June 2014	128,500	$18.95	$18.95
August 2014	1,028,000	$21.32	$21.32
September 2014	84,500	$21.32	$21.32
October 2014	149,000	$24.76	$24.76
November 2014	197,000	$24.76	$24.76

(1)	Represents stock options granted to option holders impacted by an exercise price modification of previously granted and unvested options. These stock options were granted with an exercise price equivalent to the modified exercise price of the original grants and are exercisable for a short period after vesting.

Based on an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of stock options outstanding at September 30, 2014 was $             million, of which $             million and $             million related to stock options that were vested and unvested, respectively, at that date.

In valuing our common stock, the board of directors has historically determined the equity value using either the market approach or the pricing of recent transactions involving our equity securities, which we view as a strong indicator of the value of illiquid securities such as our common stock.

The market approach estimates the fair value of a company by applying market multiples of comparable publicly traded companies in the same industry or similar lines of business. The market multiples are based on key metrics implied by the price investors have paid for publicly traded companies. Given our significant focus on investing in and growing our business, we primarily utilized a revenue multiple when performing valuation assessments under the market approach. When considering which companies to include in our comparable industry peer companies, we focused on U.S.-based publicly traded companies with businesses similar to ours. The selection of our comparable industry peer companies requires us to make judgments as to the comparability of these companies to us. We considered a number of factors including business description, business size, market share, revenue model, development stage and historical results of operations. We then analyzed the business and financial profiles of the selected companies for relative similarities to us and, based on this assessment, we selected our comparable industry peer companies.

For the December 31, 2012 and March 31, 2013 valuations, we used the pricing of our private placement of Series D redeemable convertible preferred stock as the baseline for determining our equity value due to the close proximity in time of the equity issuances in February and April 2013 to the valuation dates. For the June 30, 2013 and September 30, 2013 retrospective valuations, we used the market approach to determine our equity value. For the December 31, 2013 retrospective valuation, we used the pricing of our private placement of Series E redeemable convertible preferred stock as the baseline for determining our equity value due to the close proximity in time of the equity issuance in February 2014 to the valuation date. For each of these valuations obtained through December 31, 2013, the equity value determined was then allocated to the common stock using the Option Pricing Method, or OPM. The OPM treats common stock and preferred stock as call options on an equity value, with exercise prices based on the liquidation preference of the preferred stock. Therefore, the common stock has value only if the funds available for distribution to the stockholders exceed the value of the liquidation preference at the time of a liquidity event such as a merger, sale or initial public offering, assuming the enterprise has funds available to make a liquidation preference meaningful and collectible by the stockholders. The common stock is modeled as a call option with a claim on the enterprise at an exercise price equal to the remaining value immediately after the redeemable convertible preferred stock is liquidated. The OPM uses the Black-Scholes option pricing model to price the call options. The OPM is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative.

For the March 31, 2014 valuation, we determined that the most reasonable approach to valuing our common stock was based on the pricing of our recently completed private placement of Series E redeemable convertible preferred stock, as well as the price of our common and redeemable convertible preferred stock sold in a tender offer. The tender offer allowed current investors and current and former employees to sell defined amounts of outstanding common and preferred stock and preferred stock warrants at the Series E redeemable convertible preferred stock issue price to third-party investors, within a defined timeframe. We assigned a 50% weighting to the OPM approach using the equity value based on the Series E redeemable convertible preferred stock offering price, and a 50% weighting to the price paid for common and redeemable convertible preferred stock and preferred stock warrants sold through the tender offer. This valuation approach was deemed most appropriate as the secondary transactions were a unique set of sales of our equity securities with the majority occurring in a defined timeframe and reliant on the availability and interest of third-party institutions to purchase the securities, thus justifying an equal weighting to the OPM approach.

For the June 30 and September 30, 2014 valuations, we determined the most reasonable approach to valuing our common stock to be a combination of the OPM, the probability weighted expected return method, or the PWERM, and recent sales of our common and redeemable convertible preferred stock through a tender offer. We introduced the PWERM method at June 30, 2014 as greater certainty developed regarding a possible liquidity event, specifically an IPO. The PWERM relies on a forward-looking analysis to predict the possible future value of our company. Under this method, discrete future outcomes, including an IPO, non-IPO scenarios, and a strategic merger or sale are weighted based on our estimate of the probability of each scenario. At both June 30 and September 30, 2014, we assigned 100% of the liquidity event weighting in the PWERM method to the IPO scenario as we had recently initiated the process to pursue an IPO and our Board of Directors deemed this to be the most likely future outcome for purposes of the PWERM calculation.

In valuing our common stock as of June 30, 2014, we assigned a 37.5% weighting to the OPM using the equity value based on the market approach, a 37.5% weighting to the PWERM (IPO scenario) using the equity value based on the market approach, and a 25% weighting to the price paid for common and redeemable convertible preferred stock and preferred stock warrants sold through the tender offer completed during the quarter ended June 30, 2014.

At September 30, 2014, we valued our common stock by assigning a 30% weighting to the OPM using the equity values based on the market approach, a 50% weighting to the PWERM (IPO scenario) using the equity value based on the market approach, and a 20% weighting to the price paid for common and redeemable convertible preferred stock and preferred stock warrants sold through the tender offer completed during the quarter ended June 30, 2014. The increased weighting of the PWERM (IPO) scenario at September 30, 2014 compared to June 30, 2014 was due to increased likelihood of an IPO as a result of the submission of a preliminary draft registration statement with the SEC on August 21, 2014, followed by the submission of an amendment on September 29, 2014.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in the results of operations in the period that includes the enactment date. We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax asset.

Uncertain tax positions are recognized only when we believe it is more likely than not that the tax position will be upheld upon examination by the taxing authorities based on the merits of the position. We recognize interest and penalties, if any, related to unrecognized income tax uncertainties in income tax expense. We did not have any accrued interest or penalties associated with uncertain tax positions in any of the reporting periods included in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss to future earnings, values or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we may enter into interest rate or exchange rate hedging arrangements to manage the risks described below.

Interest Rate Sensitivity

Our cash and cash equivalents as of September 30, 2014 consisted of cash maintained in several FDIC insured operating accounts. Our primary exposure to market risk for our cash and cash equivalents is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. Given the currently low U.S. interest rates, we generate only a de minimis amount of interest income from these deposits.

We are subject to interest rate risk in connection with borrowings under our debt agreements which are subject to variable interest rates. As of September 30, 2014, we had $156.4 million of outstanding borrowings under debt agreements with variable interest rates. As a result, each change of one percentage point in interest rates would result in an approximate $2.5 million change in our annual interest expense on our outstanding borrowings at September 30, 2014. Any debt we incur in the future may also bear interest at variable rates. Any increase in interest rates in the future will likely affect our borrowing costs under all of our sources of capital for our lending activities.

Foreign Currency Exchange Risk

Substantially all of our revenue and operating expenses are denominated in U.S. dollars. Therefore, we do not believe that our exposure to foreign currency exchange risk is material to our financial condition, results of operations or cash flows. If a significant portion of our revenue and operating expenses were to become denominated in currencies other than U.S. dollars, we may not be able to effectively manage this risk, and our business, financial condition and results of operations could be adversely affected by translation and by transactional foreign currency.

Recently Issued Accounting Pronouncements and JOBS Act Election

In July 2013, the Financial Accounting Standards Board, or the FASB, issued ASU 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists”, which amends ASC 740, “Income Taxes”. ASU 2013-11 requires entities to present unrecognized tax benefits as a liability and not combine it with deferred tax assets to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date. We adopted this pronouncement effective January 1, 2014 but, due to the nature and amounts of our unrecognized tax benefits and net operating loss carryforward, it has not had a significant impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, “Revenue Recognition” which creates ASC 606, “Revenue from Contracts with Customers”, and supersedes ASC 605, “Revenue Recognition”. ASU 2014-09 requires revenue to be recognized at an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services. This accounting standard is effective for us beginning January 1, 2017. We are currently assessing the impact this accounting standard will have on our consolidated financial statements.

Under the Jumpstart Our Business Startups Act (JOBS Act), we meet the definition of an emerging growth company. We have irrevocably elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

BUSINESS

Our Company

We are a leading online platform for small business lending. We are seeking to transform small business lending by making it efficient and convenient for small businesses to access capital. Enabled by our proprietary technology and analytics, we aggregate and analyze thousands of data points from dynamic, disparate data sources to assess the creditworthiness of small businesses rapidly and accurately. Small businesses can apply for a term loan or line of credit on our website in minutes and, using our proprietary OnDeck Score, we can make a funding decision immediately and transfer funds as fast as the same day. We have originated more than $1.7 billion in loans and collected more than 4.4 million customer payments since we made our first loan in 2007. Our loan originations have increased at a compound annual growth rate of 127% from 2011 to 2013 and had a year-over-year growth rate of 171% for the nine months ended September 30, 2014.

The 28 million small businesses in the United States are integral to the U.S. economy and the vibrancy of local communities, employing approximately 50% of the private workforce. According to Civic Economics, spending at local retailers and restaurants returns to the local community on average more than double the amount per dollar spent as compared to spending at national chains.

Small business growth depends on efficient and frictionless access to capital, yet small businesses face numerous challenges that make it difficult to secure such capital. Small business owners are time and resource constrained, but the traditional borrowing process is time consuming and burdensome. Small businesses surveyed by the Federal Reserve Bank of New York indicated that the traditional funding process required them, on average, to dedicate 26 hours, contact 2.6 financial institutions and submit 2.7 loan applications. These challenges exist in part because it is inherently difficult to assess the creditworthiness of small businesses. Small businesses are a diverse group spanning many different industries, stages in development, geographies, financial profiles and operating histories, historically making it difficult to assess creditworthiness in a uniform manner. Small business data is scattered across dynamic online and offline sources, making it difficult to aggregate, analyze and monitor. There is no widely-accepted credit score for a small business, and frequently a small business owner’s personal credit score is used to assess creditworthiness even though it may not be indicative of the business’s credit profile. Furthermore, small businesses are not well served by traditional loan products. In addition, small businesses often seek small, short-term loans to fund short-term projects and investments, but traditional lenders may only offer products that feature large loan sizes, longer durations and rigid collateral requirements that are not well suited to their needs.

The small business lending market is vast and underserved. According to the FDIC, there were $178 billion in business loan balances under $250,000 in the United States in the second quarter of 2014 across 21.7 million loans. Oliver Wyman, a management consulting firm and business unit of Marsh & McLennan, estimates that there is a potential $80 to $120 billion in unmet demand for small business lines of credit, and we believe that there is also substantial unmet demand for other credit-related products, including term loans. We also believe that the application of our technology to credit assessment can stimulate additional demand for our products and expand the total addressable market for small business credit.

To better meet the capital needs of small businesses, we are seeking to use technology to transform the way this capital is accessed. We built our integrated platform specifically to meet their financing needs. Our platform touches every aspect of the customer lifecycle, including customer acquisition, sales, scoring and underwriting, funding, and servicing and collections. A small business can complete an online application 24 hours a day, 7 days a week. Our proprietary data and analytics engine aggregates and analyzes thousands of online and offline data attributes and the relationships among those attributes to assess the creditworthiness of a small business in real time. The data points include customer bank activity shown on their bank statements, government filings, tax and census data. In addition, in certain instances we also analyze reputation and social data. We look at both individual data points and relationships among the data, with each transaction or action being a separate data point that we take into account. A key differentiator of our solution is the OnDeck Score, the product of our proprietary small business credit scoring system. Both our data and analytics engine and the algorithms powering the OnDeck Score undergo continuous improvement to automate and optimize the credit assessment process, enabling more rapid and predictive credit decisions. Each loan that we make involves our proprietary automated underwriting process, and approximately two-thirds of our loans are underwritten using a fully-automated underwriting process, without requiring manual review. Our platform supports same-day funding and automated loan repayment. This technology-enabled approach provides small businesses with efficient, frictionless access to capital.

Our business has grown rapidly. In 2013, we originated $458.9 million of loans, representing year-over-year growth of 165%, and in the first nine months of 2014, we originated $788.3 million of loans, representing year-over-year growth of 171%, all while maintaining consistent credit quality. Our growth in originations has been supported by a diverse and scalable set of funding sources, including committed debt facilities, a securitization facility and our OnDeck Marketplace, our proprietary whole loan sale platform for institutional investors. In 2013, we recorded gross revenue of $65.2 million, representing year-over-year growth of 155%, and in the first nine months of 2014, we recorded gross revenue of $107.6 million, representing year-over-year growth of 156%. For the year ended December 31, 2013 and the three months ended September 30, 2014, our Adjusted EBITDA was $(16.3) million and $2.6 million, respectively, our (loss) income from operations was $(19.3) million and $0.7 million, respectively, and our net (loss) income was $(24.4) million and $0.4 million, respectively. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for a discussion and reconciliation of Adjusted EBITDA to net loss. As of December 31, 2013 and September 30, 2014, our total assets were $235.5 million and $466.0 million, respectively, and the unpaid principal balance on loans outstanding was $216.0 million and $422.1 million, respectively.

Industry Background and Trends

Small Businesses are an Enormous Driver of the U.S. Economy

The growth and prosperity of small businesses are vital to the success of the U.S. economy and essential to the strength of local communities. According to the most recent data available from the U.S. Small Business Administration, there are 28 million small businesses in the United States. These small businesses contribute approximately 45% of U.S. non-agricultural gross domestic product and employ approximately 50% of the private workforce. Small businesses help build vibrant communities with local character and help support the growth of local economies. According to Civic Economics, spending at local retailers and restaurants returns to the local community on average more than double the amount per dollar spent as compared to spending at national chains.

Small Businesses Need Capital to Survive and Thrive

We believe that small businesses depend on efficient and frictionless access to capital to purchase supplies and inventory, hire employees, market their businesses and invest in new potential growth opportunities. The need for capital may be seasonal, such as an ice cream vendor hiring for the summer months or a retailer buying inventory in anticipation of the holiday season. It may also be sudden and unexpected, such as a restaurant responding to a last minute catering request or a manufacturer winning a valuable new contract that requires more raw materials. According to a survey by the Federal Reserve Bank of New York, ability to manage uneven cash flow was cited as the most frequent concern of small businesses. The payback period on these investments can be short while the return on investment may benefit the small business for years.

Small Businesses are Unique and Difficult to Assess

Small businesses are a diverse group spanning many different industries, stages in development, geographies, financial profiles and operating histories, historically making it difficult to assess creditworthiness in a uniform manner, and there is no widely-accepted credit score for small businesses. For example, a restaurant has a very different operating and financial profile from a retail store and both are very different from a doctor’s office. Credit assessment is inherently difficult because small business data is constantly changing as the business evolves and is scattered across a myriad of online and offline sources, unlike consumer credit assessment where a lender can generally look to scores provided by consumer credit bureaus. This data includes financial data, credit data, government and public records, transactional data, online social data, accounting data and behavioral data. While much of this data is rapidly moving online, certain data remains predominantly offline. In addition, small businesses are not consistently covered by traditional credit bureaus. Once obtained, the data needs to be cleansed, normalized, weighted and analyzed to be useful in the credit scoring decision.

Small Businesses are not Adequately Served by Traditional Lenders

We believe traditional lenders face a number of challenges and limitations that make it difficult to address the capital needs of small businesses, such as:

•	Organizational and Structural Challenges. The costly combination of physical branches and manually intensive underwriting procedures makes it difficult for traditional lenders to efficiently serve small businesses. They also serve a broad set of customers, including both consumers and enterprises, and are not solely focused on addressing the needs of small businesses.

•	Technology Limitations. Many traditional lenders use legacy or third-party systems that are difficult to integrate or adapt to the shifting needs of small businesses. These technology limitations make it challenging for traditional lenders to aggregate new data sources, leverage advanced analytics and streamline and automate credit decisions and funding.

•	Loan Products not Designed for Small Businesses. Small businesses are not well served by traditional loan products. We believe that traditional lenders often offer products characterized by larger loan sizes, longer durations and rigid collateral requirements. By contrast, small businesses often seek small loans for short-term investments.

As a result, we believe that small businesses feel underserved by traditional lenders. According to the FDIC, the percentage of commercial and industrial loans with a balance less than $250,000 has declined from 20% of total dollars borrowed in 2004 to 13% in the second quarter of 2014. According to Oliver Wyman, 75% of small businesses are looking to borrow less than $50,000. In addition, according to the second quarter 2014 Wells Fargo-Gallup Small Business Index, only 25% of small businesses reported that obtaining credit was easy.

Other Credit Products Have Significant Limitations

Certain additional products, including widely available business credit cards, provide small businesses with access to capital but may not be designed for their borrowing needs. For example, business credit cards may not have sufficient credit limits to handle the needs of the small business, particularly in the case of large, one-time projects such as capital improvements or expanding to a new location. In addition, certain business opportunities, such as discounts for paying with cash, and certain business expenses, such as payroll, rent or equipment leases, may not be payable with credit cards. Business credit cards are also typically not designed to fund many small business working capital needs.

Challenges for Small Businesses

Small Business Owners are Time and Resource Constrained

We believe that small business owners lack many of the resources available to larger businesses and have fewer staff on which to rely for critical business issues. According to a survey by eVoice, time is viewed as the most valuable asset to small business owners. Small businesses typically do not employ a financial staff or internal advisors, and small business owners often act as both manager and employee. According to the same survey, 91% of small business owners perform three or more employee roles in any given day. Time spent inefficiently may mean lost sales, extra expenses and personal sacrifices.

Traditional Lending is not Geared Towards Small Businesses

Traditional lenders do not meet the needs of small businesses for a number of reasons, including the following:

•	Time Consuming Process. According to a Harvard Business School study, the traditional borrowing process includes application forms which are time consuming to assemble and complete, long in-person meetings during business hours and manual procedures that delay decisions. Small businesses surveyed by the Federal Reserve Bank of New York indicated that the traditional funding process required them, on average, to dedicate 26 hours, contact 2.6 financial institutions and submit 2.7 loan applications.

•	Non-Tailored Credit Assessment. There is no widely-accepted credit score for small businesses. Traditional lenders frequently rely upon the small business owner’s personal credit as a primary indicator of the business’s creditworthiness, even though it is not necessarily indicative of the business’s credit profile. As a result, a creditworthy business may be denied funding or offered a product that fits poorly with its needs.

•	Product Mismatch. According to Oliver Wyman, small businesses often seek small loans and evaluate their investment opportunities on a “dollars in, dollars out” basis, since the payback period is short. According to survey data reported by Oliver Wyman, 75% of small businesses are looking to borrow less than $50,000. Small businesses often seek small, short-term loans to fund short-term projects and investments, but are met with traditional loan products that feature large loan sizes, longer durations and rigid collateral requirements that are not well suited to their needs.

Alternatives to Traditional Bank Loans are Inadequate

Small businesses whose lending needs are not met by traditional bank loans have historically resorted to a fragmented landscape of products, including merchant cash advances, credit cards, receivables factoring, equipment leases and home equity lines, each of which comes with its own challenges and limitations. Merchant cash advances are expensive and limited to certain industries. Credit cards are pervasive but cannot be used for certain types of expenses and face limitations on size. Equipment leasing and receivables factoring both have a cumbersome application process and are only appropriate for specific use cases. Home equity lines have strict collateral requirements, are unappealing to business owners on a personal level and are challenging for businesses with multiple owners.

Modernization of Small Businesses

Small Businesses are Embracing Technology

The proliferation of technology is changing the way small business owners manage their operations. According to a National Small Business Association survey, 70% of small businesses view technology as very important to the success of a business. Small businesses are increasingly using technology to purchase inventory, pay bills, manage accounting and conduct digital marketing. According to the survey, 85% of small businesses purchase supplies online, 83% manage bank accounts online, 82% maintain their own website, 72% pay bills online and 41% use tablets for their business. We believe small business owners expect a user-friendly online borrowing experience.

The Digital Footprint of Small Businesses is Expanding

An increasing amount of information about small businesses is available electronically. Traditional data sources used to assess business creditworthiness, including government data, transactional information, bank accounts, public records and credit bureau data, are all transitioning online. In addition, many small businesses use social media such as Facebook, Twitter and LinkedIn to interact with customers, partners and stakeholders and manage their online business listings on review sites such as Yelp. A National Small Business Association survey reports that 73% of small businesses use a social media platform for their online strategies. This vast amount of real-time digital data about small businesses can be used to generate valuable insights that help better assess the creditworthiness of a small business.

The Opportunity

The small business lending market is vast and underserved. According to the FDIC, there were $178 billion in business loan balances under $250,000 in the United States in the second quarter of 2014, across 21.7 million loans. Oliver Wyman estimates that there is a potential $80 to $120 billion in unmet demand for small business lines of credit, and we believe that there is also substantial unmet demand for other credit-related products, including term loans. We also believe that the application of our technology to credit assessment can stimulate additional demand for our products and expand the total addressable market for small business credit.

Our Solution

Our mission is to power the growth of small business through lending technology and innovation. We are combining our passion for small business with technology and analytics to transform the way small businesses access capital. Our solution was built specifically to address small businesses’ capital needs and consists of our loan products, our end-to-end integrated platform and the OnDeck Score. We offer two products to small businesses to enable them to access capital: term loans and lines of credit. Our proprietary, end-to-end integrated platform includes: our website, which allows small businesses to apply for a loan in minutes, 24 hours a day 7 days a week; our proprietary data and analytics engine that analyzes thousands of data attributes from disparate sources to assess the real-time creditworthiness of a small business; the technology that enables for seamless funding of our loans; our daily and weekly collections and ongoing servicing system. A key differentiator of our solution is the OnDeck Score, the product of our proprietary small business credit-scoring system. The OnDeck Score aggregates and analyzes thousands of data elements and attributes related to a business and its owners that are reflective of the creditworthiness of the business as well as predictive of its credit performance. Our proprietary data and analytics engine and the algorithms powering the OnDeck Score undergo continuous improvement through machine learning to automate and optimize the credit assessment process.

Our customers choose us because we provide the following key benefits:

•	Access. By combining technology with comprehensive and relevant data that captures the unique aspects of small businesses, we are able to better assess the creditworthiness of small businesses and approve more loans. In addition, we provide customers with access to products that match their capital needs.

•	Speed. Small businesses can submit an application on our website in as little as minutes. We are able to provide most loan applicants with an immediate approval decision and transfer funds as fast as the same day. Because we require no in-person meetings and have an intuitive online application form, we have been able to significantly increase the convenience and efficiency of the application process without burdensome documentation requirements.

•	Customer Experience. Our U.S.-based internal salesforce and customer service representatives provide high tech, high touch, personalized support to our applicants and customers. Our team answers questions and provides assistance throughout the application process and the life of the loan. Our representatives are available Monday through Saturday before, during and after regular business hours to accommodate the busy schedules of small business owners. We also offer our customers credit education and consulting services and other value added services. Our commitment to provide a great customer experience has helped us earn a 71 Net Promoter Score, a widely used system of measuring customer loyalty, and consistently achieve A+ rating from the Better Business Bureau. Furthermore, the OnDeck Score incorporates data from each customer’s history with us, ensuring that we deliver increasing efficiency to our customers in making repeat loan decisions. We also report back to several business credit bureau agencies, which can help small businesses build their business credit.

Our Competitive Strengths

We believe the following competitive strengths differentiate us and serve as barriers for others seeking to enter our market:

•	Significant Scale. Since we made our first loan in 2007, we have funded more than $1.7 billion in loans across more than 700 industries in all 50 U.S. states and have recently begun lending in Canada. We have collected more than 4.4 million customer payments and maintain a proprietary database of more than 10 million small businesses. In 2013, we originated $458.9 million of loans, representing year-over-year growth of 165%, and in the first nine months of 2014, we generated $788.3 million of loans, representing year-over-year growth of 171%, all while maintaining consistent credit quality. Our increasing scale offers significant benefits including lower customer acquisition costs, access to a broader dataset, better underwriting decisions and a lower cost of capital.

•	Proprietary Data and Analytics Engine. We use data analytics and technology to optimize our business operations and the customer experience including sales and marketing, underwriting, servicing and risk management. Our proprietary data and analytics engine and the OnDeck Score provide us with significant visibility and predictability in assessing the creditworthiness of small businesses and allow us to better serve more customers across more industries. With each loan application, each funded loan and each daily or weekly payment, our data set expands and our OnDeck Score improves. Our analysis suggests that the current iteration of our proprietary credit-scoring model has become 85% more accurate at predicting bad credit risk in small businesses across a range of credit risk profiles than personal credit scores alone. We are therefore able to lend to more small businesses than traditional lenders, which need to compensate for their more limited analytical model by being more restrictive in lending decisions. We are also able to use our proprietary data and analytics engine to pre-approve customers and target those customers predisposed to take a loan and that have a high likelihood of approval.

•	End-to-End Integrated Technology Platform. We built our integrated platform specifically to meet the financing needs of small businesses. Our platform touches every aspect of the customer lifecycle, including customer acquisition, sales, scoring and underwriting, funding, and servicing and collections. This purpose-built infrastructure is enhanced by robust fraud protection, multiple layers of security and proprietary application programming interfaces. It enables us to deliver a superior customer experience, facilitates agile decision making and allows us to efficiently roll out new products and features. We use our platform to underwrite, process and service all of our small business loans regardless of distribution channel.

•	Diversified Distribution Channels. We are building our brand awareness and enhancing distribution capabilities through diversified distribution channels, including direct marketing, strategic partnerships and funding advisors. Our direct marketing includes direct mail, radio, TV, social media and other online marketing channels. Our strategic partners, including banks, payment processors and small business-focused service providers, offer us access to their base of small business customers, and data that can be used to enhance our targeting capabilities. We also have relationships with a large network of funding advisors, including businesses that provide loan brokerage services, which drive distribution and aid brand awareness. Our strategic partners and funding advisors received average commissions of 2.1% and 7.0% of loan principal, respectively, for the three months ended September 30, 2014, 2.5% and 7.4%, respectively, for the nine months ended September 30, 2014, and 2.5% and 7.5%, respectively, for the year ended December 31, 2013. Our internal salesforce contacts potential customers, responds to inbound inquiries from potential customers, and is available to assist all customers throughout the application process.

The following table summarizes the percentage of loans originated by our three distribution channels for the periods indicated:

	Year Ended December 31, 2012	Year Ended December 31, 2013	9 Months Ended September 30, 2014	3 Months Ended September 30, 2014
Percentage of Originations (Number of Loans):
Direct	23.4%	44.1%	54.3%	56.2%
Strategic Partner	8.0%	10.3%	13.4%	14.9%
Funding Advisor	68.6%	45.6%	32.3%	28.9%

Percentage of Originations (Dollars):
Direct	19.4%	34.4%	43.0%	46.8%
Strategic Partner	5.5%	9.2%	12.7%	13.8%
Funding Advisor	75.1%	56.4%	44.3%	39.4%

•	High Customer Satisfaction and Repeat Customer Base. Our strong value proposition has been validated by our customers. We had a Net Promoter Score of 71 in 2013 based on our internal survey of customers that we acquired via our direct marketing and strategic partner channels. The Net Promoter Score is a widely used index ranging from negative 100 to 100 that measures customer loyalty. Our score places us at the upper end of customer satisfaction ratings and compares favorably to the average NPS score of 9 for national banks, 19 for regional banks and 46 for community banks. We have also consistently achieved an A+ rating from the Better Business Bureau. We believe that high customer satisfaction has played an important role in repeat borrowing by our customers. In 2013, 43.5% of loan originations were by repeat customers, who either replaced their existing loan with a new, usually larger, loan or took out a new loan after paying off their existing OnDeck loan in full. Thirty percent of our origination volume from repeat customers in 2013 was due to unpaid principal balances rolled from existing loans directly into such repeat originations. For the nine months ended September 30, 2014, 49.2% of loan originations were by repeat customers.

•	Durable Business Model. Since we began lending in 2007, we have successfully operated our business through both strong and weak economic environments. Our real-time data, short duration loans, automated daily and weekly collection, risk management capabilities and unit economics enable us to react rapidly to changing market conditions and generate attractive financial results. In addition, we believe the consistency and stability of the credit performance of our loan portfolio are appealing to our sources of funding and help validate our proprietary credit scoring model.

•	Differentiated Funding Platform. We source capital through multiple channels, including debt facilities, securitization and the OnDeck Marketplace, our proprietary whole loan sale platform for institutional investors. This diversity provides us with multiple, scalable funding sources, long-term capital commitments and access to flexible funding for growth. In addition, because we contribute a portion of the capital for each loan we fund via our debt facilities and securitization, we are able to align interests with our investors.

•	100% Small Business-Focused. We are passionate about small businesses. We have developed significant expertise over our seven-year operating history exclusively focused on assessing and delivering credit to small businesses. We believe this passion, focus and small business credit expertise provides us with significant competitive advantages.

Our Strategy for Growth

Our vision is to become the most trusted lender to small businesses, and to accomplish this, we intend to:

•	Continue to Acquire Customers Through Direct Marketing and Sales. We plan to continue investing in direct marketing and sales to add new customers and increase our brand awareness. As our dataset expands, we will continue to pre-approve and target those customers predisposed to take a loan and that have a high likelihood of approval. We have already seen success from this strategy with an increase in loan transactions attributable to direct marketing of 350% in 2013.

•	Broaden Distribution Capabilities Through Partners. We plan to expand our network of partners, including banks, payment processors, funding advisors and small business-focused service providers, and leverage their relationships with small businesses to acquire new customers.

•	Enhance Data and Analytics Capabilities. We plan to make substantial investments in our data and analytics capabilities. Our data science team continually uncovers new insights about small businesses and their credit performance and considers new data sources for inclusion in our models, allowing us to evaluate and lend to more customers. As our dataset expands, our self-reinforcing scoring algorithm continues to improve through machine learning, enabling us to make better lending decisions.

•	Expand Product Offerings. We will continue developing products that support small businesses from inception through maturity. Following the successful recent introduction of our line of credit and 24-month term loan products, over time we plan to expand our offerings by introducing new credit-related products for small businesses. We believe this will allow us to provide a more comprehensive offering for our current customers and introduce small business owners to our platform whose needs are not currently met by our term loan and line of credit products. We may fund the expansion of our product offerings in part from the proceeds we receive from our IPO, but we have not yet finalized the specific products we will introduce or established a specific timeline to expand our product offerings.

•	Extend Customer Lifetime Value. We believe we have an opportunity to increase revenue and loyalty from new and existing customers. We have the ability to accommodate our customers’ needs as they grow and as their funding needs increase and change. We plan to introduce new features and product cross-sell capabilities to continue driving the increased use of our platform, including mobile functionality to increase user engagement. We are focused on providing a positive customer experience and on continuing to drive customer loyalty.

•	Targeted International Expansion. We believe small businesses around the world need capital to grow, and there is an opportunity to expand our small business lending in select countries outside of the United States. For example, in the second quarter of 2014, we started providing loans in Canada, and we continue to evaluate additional international market opportunities. We may fund our international expansion in part from the proceeds we receive from our IPO but we have not yet committed to any specified location or established a particular timeline to pursue this opportunity.

Our Sales and Marketing

We originate small business loans through three channels: direct marketing, strategic partners and a funding advisor program. While customers can apply for a loan directly on our website, they also have the ability to initiate contact with us through other means, such as by telephone or through a strategic partner or funding advisor. We underwrite, process and service all of our small business loans on our platform regardless of distribution channel. The following table summarizes the percentage of loans originated by our three distribution channels for the periods indicated:

	Year Ended December 31, 2012	Year Ended December 31, 2013	9 Months Ended September 30, 2014	3 Months Ended September 30, 2014
Percentage of Originations (Number of Loans):
Direct	23.4%	44.1%	54.3%	56.2%
Strategic Partner	8.0%	10.3%	13.4%	14.9%
Funding Advisor	68.6%	45.6%	32.3%	28.9%

Percentage of Originations (Dollars):
Direct	19.4%	34.4%	43.0%	46.8%
Strategic Partner	5.5%	9.2%	12.7%	13.8%
Funding Advisor	75.1%	56.4%	44.3%	39.4%

Direct Marketing

We have originated small business term loans through the direct marketing channel since 2007 and have recently begun originating lines of credit. Through this channel we make contact with prospective customers utilizing direct mail, social media, television, radio and online marketing. We also engage in some outbound calling. Supported by our direct sales team, we funnel customer leads generated through such efforts to our website.

When a customer that has previously taken a loan from us returns for a repeat loan, our direct sales team interacts directly with the customer to help facilitate the process, including for customers initially acquired via a strategic partner or funding advisor. Although our direct sales team facilitates repeat loan transactions, we generally still pay commissions to such strategic partner or funding advisor based on the amount of the net new loan to the customer. Our sales agent assisting the customer also receives a commission, but the commission is generally less than the commission on the initial loan. The amount of commissions, on a percentage basis, paid to a strategic partner will either be generally the same as or less than the commission earned on the initial loan based on the terms applicable to a particular strategic partner. The amount of commissions, on a percentage basis, paid to a funding advisor on a repeat loan is generally consistent with the commission earned on the initial loan.

Our direct sales team is located in our New York City and Denver offices. This team primarily focuses on generating loan originations and assisting applicants throughout the application process by responding to applicant questions, collecting documentation and providing notification of application outcomes. While our website facilitates the loan application process, customers may elect to mail, fax or email us documentation. In such cases, our direct sales team assists in collecting this documentation. Members of the direct sales team have a commission component to their compensation that is based on loan volume.

Strategic Partners

We have originated small business loans through our strategic partner channel since 2011. Through this channel, we are introduced to prospective customers by third parties, who we refer to as strategic partners, that serve or otherwise have access to the small business community in the regular course of their business. Strategic partners conduct their own marketing activities which may include direct mail, online marketing or leveraging existing business relationships. Strategic partners include, among others, banks, small business-focused service providers, other financial institutions, financial and accounting solution providers, payment processors, independent sales organizations, leasing companies and financial and other websites. The material terms of our agreements with strategic partners include the payment by us of commissions, generally based on the amount of the funded loan, in exchange for customers referred to our platform. Such agreements also typically contain other customary terms, including representations and warranties, covenants, termination provisions and expense allocation. Strategic partners differ from funding advisors (described below) in that they generally provide a referral to our direct sales team and our direct sales team is the main point of contact with the customer. On the other hand, funding advisors serve as the main point of contact with the customer and may help a customer assess multiple funding opportunities. As such, funding advisors’ commissions generally exceed strategic partners’ referral fees. Our relationships with strategic partners provide for the payment of a commission at the time the term loan is funded or line of credit account is opened. Such commission is generally based on the amount of the funded loan. During 2013, the average commission we paid to a strategic partner was 2.5% of loan principal. Such commissions are a component of the direct origination costs detailed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Understanding an OnDeck Term Loan and Line of Credit.” We generally do not recover these amounts upon default of the loan. We have entered into a general marketing agreement with one strategic partner that provides for common stock purchase warrants that vest upon reaching certain performance goals. No other fees are paid to strategic partners.

Funding Advisor Program

We have originated small business loans through the funding advisor program channel since 2007. Through this channel we make contact with prospective customers by entering into relationships with third-party independent advisors that typically offer a variety of financial services to small businesses, including commission-based business loan brokerage services, each, a FAP. FAPs conduct their own marketing activities which may include direct mail, online marketing, paid leads, television and radio advertising or leveraging existing business relationships. FAPs include independent sales organizations, commercial loan brokers and equipment leasing firms. FAPs act as intermediaries between potential customers and lenders by brokering business loans on behalf of potential customers. In order to become a FAP, the FAP must have proven experience performing such role, and an authorized representative of the FAP must complete an interview with us, clear a background check, undergo training and sign an agreement with us. During 2013, the average commission we paid to a FAP was 7.5% of loan principal. Our relationships with FAPs provide for the payment of a commission at the time the term loan is funded or line of credit account is opened. Such commissions are a component of the direct origination costs detailed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Understanding an OnDeck Term Loan and Line of Credit.” We generally do not recover these amounts upon default of the loan. From time to time, we may make immaterial gifts or payments in the ordinary course of business to provide incentives or recognition to our FAPs. No other fees are paid to such FAPs. As of September 30, 2014, we had relationships with more than 600 FAPs and no single FAP was associated with more than 3% of our total originations.

Our Customers

We provide term loans and lines of credit to a diverse set of small businesses. We have funded more than $1.7 billion in loan volume across more than 700 industries in all 50 U.S. states and have recently begun lending in Canada and have collected more than 4.4 million customer payments since our first loan in 2007. The top five states in which we originated loans in 2013 and in the nine months ended September 30, 2014 were California, Florida, New York, Texas and New Jersey, representing approximately 14%, 10%, 8%, 8% and 4% of our total loan originations, respectively, for the year ended December 31, 2013 and approximately 15%, 9%, 8%, 8% and 4% of our total loan originations, respectively, for the nine months ended September 30, 2014. Our customers have a median of $568,000 in annual revenue, with 90% of our customers having between $150,000 and $3.2 million in annual revenue, and have been in business for a median of 7.5 years, with 90% in business between 2 and 31 years.

During the nine months ended September 30, 2014, the average size of a term loan made on our platform was $44,602 and the average size of a line of credit extended to our customers was $15,944.

We often make additional loans to former customers after they have fulfilled all of their payment obligations to us. We also make additional loans to existing customers while their payment obligations on their original loans remain outstanding. In order for a current customer to qualify for a new loan while a payment obligation remains outstanding, the customer must be current on its scheduled loan payments and approximately half of any existing OnDeck loan must be paid down. Our underwriting process for repeat customers is selective and we fully re-underwrite each repeat customer on each loan and take into account the payment history of the repeat customer’s prior or existing loans. In 2013 and during the nine months ended September 30, 2014, repeat customers made up 43.5% and 49.2%, respectively of our originations.

Our Products

We offer financing to small businesses through a term loan product and a revolving line of credit product.

Term Loan Product

Our primary business is to offer fixed term loans to eligible small businesses. The principal amount of each term loan ranges from $5,000 to $250,000. The principal amount of our term loan is a function of the requested borrowing amount and our credit risk assessment, using the OnDeck Score, of the customer’s ability to repay the loan. The original term of each individual term loan ranges from 3-24 months. We believe that the highly tailored loan terms are a competitive advantage given the short-term, project-specific nature of many of our customers’ borrowing needs. Customers repay our term loans through fixed automatic ACH collections from their business bank account on either a daily or weekly basis. Certain term loans are originated by our issuing bank partners and loans that we purchase from the issuing banks have similar performance to loans that we originate. We generally pay our issuing bank partners a fee of approximately 0.7% of loan principal.

Line of Credit Product

Our second loan product is a revolving line of credit with fixed six-month level-yield amortization on amounts outstanding and automated weekly payments. The credit lines offered to customers are from $5,000 to $25,000. A customer may be offered a line of credit based on our credit risk assessment of the customer’s ability to repay the line of credit. We do not currently purchase lines of credit from issuing bank partners.

Our Loan Pricing

Our loans are priced based on a risk assessment generated by our proprietary data and analytics engine, which includes the OnDeck Score. Customer pricing is determined primarily based on the customer’s OnDeck Score, the loan term and origination channel. Loans originated through direct marketing and strategic partners are generally lower cost than loans originated through FAPs due to the commission structure of the FAP program.

Our customers pay between $0.01 to $0.06 per month in interest for every dollar they borrow under one of our term loans, with the actual amount typically driven by the length of term of the particular loan. Our loans are quoted in “cents on dollar” or based on an interest rate, depending on the type of loan. In general, term loans are quoted in COD terms, and lines of credit are quoted with an interest rate. Given the use case and payback period associated with shorter term products, many of our customers prefer to understand pricing on a “dollars in, dollars out” basis and are primarily focused on total payback cost.

We believe that our product pricing has historically fallen between traditional bank loans to small businesses and certain non-bank small business financing alternatives such as merchant cash advances. The weighted average pricing on our term loan originations has declined over time, as measured by both average “Cents on Dollar” borrowed per month and APR, as shown in the table below.

	Q1 2013		Q2 2013		Q3 2013		Q4 2013		Q1 2014		Q2 2014		Q3 2014
Average “Cents on Dollar” Borrowed, per Month	2.73	¢	2.71	¢	2.62	¢	2.60	¢	2.53	¢	2.38	¢	2.24	¢
APR	65.9%		65.0%		62.9%		62.1%		60.3%		57.1%		53.2%

We attribute this pricing shift to increased originations from our direct and strategic partner channels as a percentage of total originations, as well as our declining cost of funds rate. “Cents on Dollar” borrowed reflects the monthly interest paid by a customer to us for a loan, and does not include the loan origination fee and the repayment of the principal of the loan. The APRs of our term loans currently range from 19.9% to 99% and the APRs of our lines of credit range from 29% to 36%, with a weighted average of 35% in the three months ended

September 30, 2014. Because many of our loans are short term in nature and APR is calculated on an annualized basis, we believe that small business customers tend to evaluate term loans primarily on a “Cents on Dollar” borrowed basis rather than APR. Despite these limitations, we are providing historical APRs as supplemental information for comparative purposes. We do not use APR as an internal metric to evaluate performance of our business or as a basis to compensate our employees or to measure their performance. The interest on commercial business loans is also tax deductible as permitted by law, as compared to typical personal loans which do not provide a tax deduction. APR does not give effect to the small business customer’s possible tax deductions and cash savings associated with business related interest expenses. For these and other reasons, we do not believe that APR is a meaningful measurement of the expected returns to us or costs to our customer.

Our Platform and the Underwriting Process

We believe that our technology platform enables a significantly faster process to apply for a loan, a credit assessment that more accurately determines a small business applicant’s creditworthiness and a superior overall experience. Our platform touches each point of our relationship with customers, from the application process through the funding and servicing of loans.

We provide an automated, streamlined application process that potential customers may complete in as little as minutes. Our proprietary scoring model provides applicants with a funding decision rapidly and we can then fund customers as fast as the same day. Once funded, our customers can use our online portal to monitor their loan balance in real time. To the customer, the process appears simple, seamless and efficient but our platform leverages sophisticated, proprietary technology to make it possible.

Online Application Process

Since inception, our platform has processed more than 4.4 million customer payments and currently incorporates a proprietary database of more than 10 million small businesses. We maintain our platform with 94 full-time technology and analytics employees. We believe our technology platform is a significant competitive advantage and is one of the most important reasons that customers take loans from us. From the customer’s perspective, our platform touches all five stages of the customer life cycle: application; data aggregation; credit assessment; funding; and servicing and collections.

Stage 1: Application

Our underwriting process begins with submission of a loan application by a prospective customer. We make available several methods for submitting loan applications. The majority of our customers apply on our website and they can also apply over the phone, via fax or through a funding advisor. Our customers who come to us through the strategic partner channel are generally directed to our website and interact with our direct sales team. Interaction with the strategic partner often ends once the referral is made. On the other hand, funding advisors serve as the main point of contact with the customer and may help a customer assess multiple funding opportunities. The funding advisor typically helps the customer complete its application while the strategic partner generally leaves the interaction to our website and/or our direct sales team. As part of the application process, the prospective customer is only asked to provide personal details, bank account information and business history. Applicants may complete an application on our website in as little as minutes, significantly reducing the time normally spent applying for a small business loan.

Stage 2: Data Aggregation

Upon submission of a completed application, our credit models are populated with all information contained in the submitted loan application. This information includes, among other data, the prospective customer’s time in business, industry, self-reported revenue, desired loan amount and use of proceeds. Additional data from a number of external sources may include business bank account data, business and personal credit bureau data, government and public records, transactional data and accounting data is aggregated, cleansed and normalized. In certain instances, we also collect and analyze business reputation and social data from different sources (such as Google Places, Foursquare, OpenTable and ZocDoc) as one among many factors used to verify an applicant’s identity, for possible fraud detection and for possible use as a component in our determination of creditworthiness. For example, if we cannot confirm a restaurant’s location via Google Places or cannot find it on OpenTable, then that may be an indicator of potential fraud. We also use behavioral data, which we define as information we glean from merchant behavior as they apply to us for loans, such as self-reported use of proceeds, choice of loan parameters and signals in bank and cash flow data such as frequent overdraft penalties to evaluate risk of default. In total, our platform can aggregate and analyze thousands of unique data points from over 100 sources per application. We believe that the aggregation and analysis of a myriad of business-specific data by our platform provides applicants the opportunity to have the current health of their business evaluated with better accuracy.

Stage 3: Credit Assessment

In order to efficiently screen applicants, we designed an initial qualification phase to review basic information regarding a prospective customer that has been submitted with the application or gathered by us from available sources. Once complete, either the prospective customer’s loan application proceeds to the next phase of the underwriting process or the prospective customer is notified of the decision to decline its application. Under our credit policies, small businesses in certain industries are not eligible for an OnDeck loan.

Following initial qualification, we initiate a credit review utilizing our proprietary risk scoring model and decisioning system to generate an OnDeck Score for the prospective customer that drives the decision whether to extend credit. Our proprietary credit-scoring model and decisioning system, developed by our credit analytics team, is routinely monitored, tested and validated by our risk management team. Following the generation of the OnDeck Score, either the prospective customer will be notified of the decision to decline its application for failing to meet minimum requirements or the loan application will undergo a separate proprietary system analysis of the business’s operating cash flows.

Following credit evaluation and analysis of the business’s operating cash flows, we will either (i) auto-approve the customer for a small business loan with one or more approved sets of loan characteristics, (ii) have our underwriting team review the loan application or (iii) decline the prospective customer’s loan application. Most of the loans we make to our customers are auto-approved and do not require manual underwriting. Our team reviews loan applications when our credit underwriting system determines additional information or verification is needed to complete the credit decisioning process. Following this review, our underwriting team will (i) approve the prospective customer for a small business loan with one or more approved (or revised) sets of loan characteristics, (ii) decline to make any revisions to an existing loan offer or (iii) decline the prospective customer’s loan application. Our underwriting team is located in our Arlington, Virginia office.

Our platform enables us to automate a significant portion of the credit assessment process, reducing the personal time commitment necessary for an applicant to receive a funding decision and accelerating the time to funding.

Loans purchased from our issuing bank partner are priced and offered to the customer using rates and parameters set by the issuing bank partner and recommended by us. The pricing set by our issuing bank partner is generally consistent with OnDeck’s pricing. Loans purchased from our issuing bank partner are originated on our platform as approved by the issuing partner and underwritten using the issuing bank partner’s underwriting criteria. We are aware of such criteria when we recommend loans to the issuing bank partner, and the underwriting criteria used by the issuing bank partner are substantially similar to the criteria used for loans originated on our platform.

Stage 4: Approval and Funding

Before we approve a loan, our platform automatically checks the identity of the prospective customer for compliance with “Know Your Customer,” OFAC terrorist watch list and Politically Exposed Persons regulations. Once this step and the other approval steps have been satisfactorily completed, the loan application is approved. Following approval of a loan application, we make a loan agreement available online for the prospective customer’s review and approval. We generally file a lien against all of the assets of a business. Upon execution of the loan agreement by the small business and execution of a personal guarantee by the small business owner, we advance loan proceeds either by wire transfer or through an ACH payment directly to the same business bank account analyzed to underwrite the loan. In accordance with applicable loan payment schedules, we generally begin debiting the customer’s business bank account for loan repayments on the following business day.

Stage 5: Servicing and Collections

We utilize an automated process for collecting scheduled loan payments from our customers. Each customer authorizes us to debit their business bank account by ACH for the transfer of scheduled loan payments. The business’s operating account used to underwrite the business loan is required to be the designated bank account used for the ACH debit process. Upon loan origination, we establish the payment schedule to be either each business day or weekly with payment occurring on a set business day.

We use the loan servicing platform to monitor and track payment activity. With built-in payment tracking functionality and automated missed payment notifications, the loan servicing platform allows us to monitor performance of outstanding loans on a real-time basis. We service all loans on our platform regardless of funding source. We have a committed backup servicer in place that has the ability to take over and service our loan portfolio in the event we are unable to do so on our platform. The backup servicer receives regular information regarding our loan portfolio so it can quickly ramp up to perform backup servicing if needed. To date, we have not had to activate backup servicing capabilities.

We have developed a strategy to optimize the collections process for delinquent loans. Upon becoming one day delinquent, a loan enters our collections process. Our collections process is divided into distinct stages based on the delinquency severity of the applicable loan, which dictates the level of collection steps taken. Generally, loans progress through the collection cycle based upon the number of days past due but can be accelerated based on specific circumstances. In certain circumstances, delinquent customers may enter a workout program designed by the collections team to be a temporary modification of the delinquent business’s payment schedule. We have an internal collections team and we also use certain third party service providers for the same purpose. For the nine months ended September 30, 2014, fees paid to these service providers were less than $30,000. We are currently selling the majority of our charged-off loans to established and reputable third-party collection agencies. These agencies purchase charged-off loans in exchange for a fee calculated based on the percentage of the unpaid loan balance and seek to collect payment on such loans after they have been purchased.

Our Subsidiaries

We currently have five active subsidiaries, each of which is wholly-owned by On Deck Capital, Inc. These subsidiaries perform the following functions:

•	On Deck Asset Company, LLC. This special purpose vehicle is the borrower under a current asset-backed revolving debt facility.

•	OnDeck Asset Pool, LLC. This special purpose vehicle is the borrower under a current asset-backed revolving debt facility.

•	Small Business Asset Fund 2009 LLC. This special purpose vehicle is the borrower under a current asset-backed revolving debt facility.

•	OnDeck Account Receivables Trust 2013-1 LLC. This special purpose vehicle is the borrower under a current asset-backed revolving debt facility.

•	OnDeck Asset Securitization Trust LLC. This special purpose vehicle is the issuer under our current asset-backed securitization facility.

See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Indebtedness” for more information regarding these five subsidiaries.

Our Risk Management

Our management team has operated the business through both strong and weak economic environments and has developed significant risk management experience and protocols. Accordingly, we employ a rigorous, comprehensive and programmatic approach to risk management that is ingrained in our business. The objectives of our risk management program are to:

•	manage the risks of the company, including developing and maintaining systems and internal controls to identify, approve, measure, monitor, report and prevent risks;

•	foster a strong risk-centric mindset across the company; and

•	control and plan for credit risk-taking consistent with expectations.

We accomplish these risk management objectives both structurally, through product and platform features, as well as by employing a team of risk management professionals focused on credit and portfolio risks and broader enterprise risks.

The structural protections inherent in our products and technology platform enable us to provide real-time risk monitoring and management. From an underwriting perspective, we make credit decisions based on real-time performance data about our small business customers. We believe that the data and analytics powering the OnDeck Score can predict the creditworthiness of a small business better than models that rely solely on the personal credit score of the small business owner. Our analysis suggests that the current iteration of our proprietary credit-scoring model has become 85% more accurate at predicting bad credit risk in small businesses across a range of credit risk profiles than personal credit scores alone.

In addition, because our products generally require automated payback each business day and allow for ongoing data collection, we obtain early-warning indicators that provide a high degree of visibility not just on individual loans, but also macro portfolio trends. Insights gleaned from such real-time performance data enable us to be agile and adapt quickly to changing conditions. Furthermore, the loans we originate are generally short term in nature. This rapid amortization and recovery of amounts loaned limits our overall loss exposure.

Organizationally, we have a risk management committee, comprised of members of our board of directors, that meets regularly to examine credit risks and enterprise risks of the company. We also have several subcommittees of our risk management committee that are comprised of members of our management team that monitor credit risks, enterprise risks and other risks of the company.

In addition, we have teams of non-management employees within the company that monitor these and other risks. Our credit risk team is responsible for portfolio management, ALLL forecasting, credit model validation and underwriting performance. This team engages in numerous risk management activities, including reporting on performance trends, monitoring of portfolio concentrations and stability, performing economic stress tests on our portfolio, randomly auditing underwriting processes and loan decisions and conducting peer benchmarking and exogenous risk assessments.

Our enterprise risk team focuses on the following additional risks:

•	ensuring our IT systems, security protocols, and business continuity plans are well established, reviewed and tested;

•	establishing and testing internal controls with respect to financial reporting; and

•	regularly reviewing the regulatory environment to ensure compliance with existing laws and anticipate future regulatory changes that may impact us.

In addition, our management team closely monitors our competitive landscape in order to assess any competitive threats. Finally, from a capital availability perspective, we employ a diverse and scalable funding strategy that allows us to access debt facilities, the securitization markets and institutional capital through our OnDeck Marketplace, reducing our dependence on any one source of capital.

Our Information Technology and Security

Our network is configured with multiple layers of security to isolate our databases from unauthorized access. We use sophisticated security protocols for communication among applications and we encrypt private information, such as an applicant’s Social Security number. All of our public and private APIs and websites use Secure Sockets Layer.

Our systems infrastructure is deployed on a private cloud hosted in co-located redundant data centers in New Jersey and Colorado. We believe that we have enough physical capacity to support our operations for the foreseeable future. We have multiple layers of redundancy to ensure reliability of network service and have a 99.99% uptime. We also have a working data redundancy model with comprehensive backups of our databases and software taken nightly.

Our Intellectual Property

We protect our intellectual property through a combination of trademarks, trade dress, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology.

We have five provisional patent applications pending in the United States that seek to protect proprietary techniques relevant to our products and services. We intend to pursue additional patent protection to the extent we believe it will be beneficial.

We currently have six patent applications pending before the United States Patent and Trademark Office (five provisional and one non-provisional) that seek to protect proprietary techniques relevant to our products and services. The patent applications relate to how loans progress through our automated platform, verification of borrower identification, fraud detection and the use and verification of certain data in our proprietary OnDeck Score. A pending patent does not provide any meaningful intellectual property protection unless the patent is ultimately issued. We intend to pursue additional patent protection to the extent we believe it will be beneficial.

We have registered trademarks in the United States and Canada for “OnDeck,” “OnDeck Score,” “OnDeck Marketplace,” the OnDeck logo and many other trademarks. We also have filed other trademark applications in the United States and certain other jurisdictions and will pursue additional trademark registrations to the extent we believe it will be beneficial.

We are the registered holder of a variety of domestic and international domain names that include OnDeck.com and similar names as well as businessloans.com.

In addition to the protection provided by our intellectual property rights, we enter into confidentiality and intellectual property rights agreements with our employees, consultants, contractors and business partners. Our employees and contractors are also subject to invention assignment provisions.

Our Employees

As of September 30, 2014, we had 369 full-time employees, including 94 in technology, 160 in sales, 74 in servicing and 41 in general and administrative functions. As of September 30, 2014, we had 227 employees in our New York office, 74 employees in our Denver office, 64 employees in our Arlington, Virginia office and 4 employees in remote locations.

We are proud of our culture, which is anchored by four key values:

Ingenuity	We create new solutions to old problems. We imagine what’s possible and seek out innovation and technology to reinvent small business financing and delight our customers.

Passion	We think big and act boldly. We care intensely about each other, our company, and the small businesses we serve.

Openness	We are collaborative and accessible. We know that the best outcomes come when we work together.

Impact	We focus on results. We are committed to making every day count and constantly strive to improve our business. We work to make a difference to small businesses, their customers and our employees.

We consider our relationship with our employees to be good and we have not had any work stoppages. Additionally, none of our employees are represented by a labor union or covered by a collective bargaining agreement.

Government Regulation

We are affected by laws and regulations that apply to businesses in general, as well as to commercial lending. This includes a range of laws, regulations and standards that address information security, data protection, privacy, licensing and interest rates, among other things. However, because we are only engaged in commercial lending and do not make any consumer loans or take deposits, we are subject to fewer regulations than businesses involved in those activities.

State Lending Regulations

Interest Rate Regulations

Although the federal government does not regulate the maximum interest rates that may be charged on commercial loan transactions, some states have enacted commercial rate laws specifying the maximum legal interest rate at which loans can be made in the state. We only originate commercial loans and do so under Virginia law. Virginia does not have rate limitations on commercial loans of $5,000 or more or licensing requirements for commercial lenders making such loans. Our underwriting, servicing, operations and collections teams are headquartered in Arlington, Virginia, and that is where the commercial loan contacts are made. All loans originated directly by us provide that they are to be governed by Virginia law. With respect to loans where we work with a partner or issuing bank, the partner bank may utilize the law of the jurisdiction applicable to the bank in connection with its commercial loans.

Licensing Requirements

We are not currently required to have licenses to make commercial loans. Some states have licensing requirements in connection with commercial lending. Virginia does not. Because our loans are made in Virginia, we are not required to be licensed in other states where our borrowers are located. Our bank partner is not required to be licensed in any state.

Federal Lending Regulations

We are a commercial lender and as such there are federal laws and regulations that affect our, and other lenders’ lending operations. These laws include, among others, portions of the Dodd Frank Act, Anti-Money Laundering requirements (Bank Secrecy Act and USA PATRIOT Act), Equal Credit Opportunity Act, Fair Credit Reporting Act, Privacy Regulations (Right to Financial Privacy Act), Telephone Consumer Protection Act, and requirements relating to unfair, deceptive, or abusive acts or practices.

Competition

The small business lending market is competitive and fragmented. We expect competition to continue to increase in the future. We believe the principal factors that generally determine a company’s competitive advantage in our market include the following:

•	ease of process to apply for a loan;

•	brand recognition and trust;

•	loan features, including rate, term and pay-back method;

•	loan product fit for business purpose;

•	transparent description of key terms;

•	effectiveness of customer acquisition; and

•	customer experience.

Our principal competitors include traditional banks, legacy merchant cash advance providers, and newer, technology-enabled lenders.

Facilities

Our corporate headquarters are located in New York, New York, where we lease approximately 35,000 square feet of office space pursuant to a lease expiring in 2023. We also lease approximately 11,000 square feet of office space in Arlington, Virginia for our underwriting, servicing, collections and operations headquarters under a lease that expires in 2018 and an approximately 12,500 square foot sales office in Denver, Colorado under a lease that expires in March 2019.

Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, such as proceedings to collect on delinquent loans. We are not currently subject to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth the names, ages and positions of our executive officers, key employees and directors as of October 31, 2014:

Name	Age	Position
Executive Officers
Noah Breslow(4)	39	Chief Executive Officer and Chairman
James Hobson	39	Chief Operating Officer
Howard Katzenberg	36	Chief Financial Officer
Cory Kampfer	37	General Counsel

Key Employees
Andrea Gellert	45	Senior Vice President of Marketing
Zhengyuan Lu	42	Senior Vice President of Capital Markets
Pamela Rice	52	Senior Vice President of Technology
Paul Rosen	45	Senior Vice President of Sales
Krishna Venkatraman	51	Senior Vice President of Analytics

Non-Employee Directors
James D. Robinson III(2)	78	Lead Independent Director
David Hartwig(1)(3)	41	Director
J. Sanford Miller(2)(3)	65	Director
Jane J. Thompson(1)(4)	63	Director
Ronald F. Verni(2)(3)	66	Director
Neil E. Wolfson(1)(4)	50	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the corporate governance and nominating committee
(4)	Member of the risk management committee

Executive Officers

Noah Breslow has served as our Chief Executive Officer and Chairman of our board of directors since June 2012 and as our Chief Operating Officer from October 2011 to June 2012, our Chief Product Officer from October 2009 to September 2011, our Senior Vice President, Products and Technology from March 2008 to September 2009, and our Vice President, Products and Technology from June 2007 to February 2008. Prior to joining us, Mr. Breslow was Vice President of Marketing and Product Management for Tacit Networks, Inc., a provider of wide area network optimization solutions, from December 2003 through January 2007. Mr. Breslow holds an S.B. in Computer Science and Engineering from the Massachusetts Institute of Technology and an M.B.A. with distinction from Harvard Business School.

We believe Mr. Breslow is qualified to serve as a member of our board of directors because of his substantial operational and business strategy expertise gained from serving as our Chief Executive Officer and because of his extensive experience in the technology industry.

James Hobson has served as our Chief Operating Officer since June 2012 and as our Senior Vice President, Strategic Partnerships and Platform Solutions from July 2011 to June 2012. Prior to joining us, Mr. Hobson was with Iqor, Inc., a global business process outsourcing company, from November 2008 to July 2011, where he served in various executive positions, most recently as Senior Vice President, Technology Operations. Mr. Hobson holds a B.A. in Economics from Hamilton College and an M.B.A. with high distinction from Harvard Business School.

Howard Katzenberg has served as our Chief Financial Officer since June 2012 and has led our finance department since 2009. From March 2008 to October 2009, he served in various other financial and strategic roles for the Company. Prior to joining us, Mr. Katzenberg was a consultant for Swift Financial Corporation, a small business lending firm, from December 2006 to January 2008. In addition, Mr. Katzenberg worked at American Express Company, where he worked in OPEN, its small business division, as well as the company’s venture capital group from 2000 to 2004. Mr. Katzenberg holds a B.S. in Business from Cornell University—Dyson School of Applied Economics and Management and an M.B.A. from the Wharton School of the University of Pennsylvania.

Cory Kampfer has served as our General Counsel since November 2011. Prior to joining us, Mr. Kampfer was an associate at Paul, Weiss, Rifkind, Wharton & Garrison LLP from February 2007 to November 2011. Mr. Kampfer holds a B.B.A. in International Business from the University of Georgia, where he graduated First in Class, an M.B.A. from Duke’s Fuqua School of Business and a J.D. from the Duke University School of Law.

Key Employees

Andrea Gellert has served as our Senior Vice President of Marketing since November 2012. Prior to joining us, Ms. Gellert was Vice President of Client Services and Operations at Group Commerce Inc., an e-commerce platform for publishers, from September 2011 to October 2012. From July 2008 to September 2011, Ms. Gellert served as Vice President, Customer Experience and Retention, OPEN at American Express Company, a multinational financial services company. Ms. Gellert holds an A.B. in History and Literature from Harvard College, magna cum laude, and an M.B.A. from the Kellogg Graduate School of Management at Northwestern University.

Zhengyuan Lu has served as our Senior Vice President of Capital Markets since April 2013. Prior to joining us, Mr. Lu was the Managing Director of Capital Markets at Rangemark Investment Management from February 2009 to September 2012 when it was acquired by Gleacher & Company where he served as Managing Director of Asset Finance Banking until March 2013. From 2007 to 2009, he was the Managing Director and head of Structured Products at Keefe, Bruyette & Woods. Mr. Lu holds a B.S. in Economics and Computer Science from Middlebury College, and was elected Phi Beta Kappa.

Pamela Rice has served as our Senior Vice President of Technology since March 2014. Prior to joining us, Ms. Rice was an early senior technologist and led credit product development at Bill Me Later, Inc. from July 2005 until it was acquired by PayPal, Inc., a subsidiary of eBay, Inc. in October 2008. She led Credit Underwriting including Global Credit Technology at PayPal, Inc., from October 2008 to February 2014. Ms. Rice holds a B.A. from the University of Hawaii, an M.S. in Information Systems from Johns Hopkins University and an Executive M.B.A. from Loyola University.

Paul Rosen has served as our Senior Vice President of Sales since May 2011. Prior to joining us, Mr. Rosen was Vice President of Sales for Ovation Payroll Services, a payroll outsourcing company, from March 2003 to May 2011. Mr. Rosen holds a B.S. in Marketing from Illinois State University and an M.B.A. from the University of Chicago.

Krishna Venkatraman has served as our Senior Vice President of Analytics since October 2013. Prior to joining us, Mr. Venkatraman was Chief Scientist at Calmsea, Inc., a provider of social customer analytics to digital marketers, from October 2012 to October 2013. From November 2008 to September 2012, Mr. Venkatraman was Director, Advanced Data Sciences, at Intuit Inc., a financial and tax preparation software company. Mr. Venkatraman holds a Bachelor of Engineering from the College of Engineering, Pune, India, an M.S. in Operations Research from the University of Texas at Austin and a Ph.D. in Industrial Engineering from Stanford University.

Board of Directors

James D. Robinson III is our lead independent director and has served as a member of our board of directors since December 2007. Mr. Robinson has been a General Partner of RRE Ventures, a venture capital firm he co-founded, and our largest stockholder, since August 1994. He also serves as President of J.D. Robinson, Inc., a strategic advisory firm. Mr. Robinson served as non-executive Chairman of the Board of Bristol-Myers Squibb Company from June 2005 to May 2008. Prior to joining Bristol-Myers Squibb, Mr. Robinson served as Chairman and Chief Executive Officer of American Express Company for more than sixteen years. He currently serves as a director of the Coca-Cola Company, a multinational beverage company. Mr. Robinson holds a B.S. in Industrial Management from Georgia Institute of Technology and an M.B.A. from Harvard Business School.

We believe Mr. Robinson is qualified to serve as a member of our board of directors because of his substantial public company leadership and corporate governance experience, high level of financial literacy, and distinguished career in the banking, finance and venture capital industries, including over 20 years of experience at American Express Company.

David Hartwig has served as a member of our board of directors since December 2010. Since January 2011, Mr. Hartwig has been a Managing Director of Sapphire Ventures (f/k/a SAP Ventures), a venture capital firm he joined in November 2006. Mr. Hartwig holds a B.S.E. in Operations Research with honors from Princeton University and an M.B.A. from the University of California, Berkeley.

We believe Mr. Hartwig is qualified to serve as a member of our board of directors because of his significant corporate finance and business expertise gained from his experience in the venture capital industry, including his time spent serving on the boards of directors of various private technology companies.

J. Sanford Miller has served as a member of our board of directors since February 2013. Since April 2006, Mr. Miller has been a General Partner of Institutional Venture Partners, or IVP, a venture capital firm. Prior to joining IVP, Mr. Miller was a Senior Partner with 3i, a venture capital firm, from July 2001 to April 2006. Earlier in his career, Mr. Miller was a technology investment banker, management consultant and corporate lawyer. Mr. Miller previously served as a member of the board of directors for Vonage Holdings, Corp., a provider of broadband phone services, and FleetMatics Group PLC, a provider of GPS tracking applications, and currently serves as a member of the board of directors of Care.com, Inc., an online marketplace for care providers. Mr. Miller holds a B.A. in Speech and Drama from the University of Virginia and an M.B.A. and J.D. from Stanford University.

We believe Mr. Miller is qualified to serve as a member of our board of directors because of his extensive corporate governance, corporate finance and business development expertise gained from his distinguished career in the venture capital and technology industries and from his experience serving on the boards of several public companies.

Jane J. Thompson has served as a member of our board of directors since August 2014. Ms. Thompson has been the Chief Executive Officer of Jane J. Thompson Financial Services LLC, a management consulting firm that she founded, since July 2011. Ms. Thompson served as President, Financial Services, of Wal-Mart Stores, Inc., from May 2002 to June 2011. Previously, she led the Sears Credit, Sears Home Services and Sears Online groups within Sears, Roebuck & Company, and was a partner with McKinsey & Company, Inc. advising consumer companies. She currently serves as a director of The Fresh Market, Inc., a specialty food retailer, Navient Corporation, a loan management, servicing and asset recovery company, and VeriFone Systems, Inc., a provider of electronic payment solutions. She has also served as an advisor to the Consumer Financial Protection Bureau since September 2012. Ms. Thompson holds a B.B.A. in Marketing from the University of Cincinnati and an M.B.A. from Harvard Business School.

We believe Ms. Thompson is qualified to serve as a member of our board of directors because of her experience in mass-market consumer financial services and over 30 years in senior executive and management positions with large, publicly traded companies, combined with additional leadership roles serving as advisor to regulatory and not-for-profit agencies. This experience, as well as Ms. Thompson’s service as a director of public companies, enables her to bring expertise in the areas of operation and finance, financial services and consumer insights.

Ronald F. Verni has served as a member of our board of directors since May 2012. Mr. Verni has mentored startup companies and worked with high technology incubator entities since July 2008. He previously served as Chief Executive Officer of Corrigo, Inc., a software as a service, or SaaS, company, from January 2008 to June 2008. From September 1999 to October 2007, Mr. Verni was President and Chief Executive Officer of Sage Software, Inc., a management and software services company, and a member of the board of directors of the Sage Group, plc. Mr. Verni currently serves on the board of directors of Craneware plc. Mr. Verni holds a B.S. in Engineering and Management from Clarkson University.

We believe Mr. Verni is qualified to serve as a member of our board of directors because of his public company leadership and corporate governance experience and his business strategy expertise gained from his substantial experience in the technology industry.

Neil E. Wolfson has served as a member of our board of directors since April 2011. Since January 2009, Mr. Wolfson has been President of SF Capital Group, LLC, an investment firm. From July 2004 to December 2008, Mr. Wolfson served as Chief Investment Officer and President of Wilmington Trust Investment Management, an investment management firm. Earlier in his career, Mr. Wolfson was a partner at KPMG LLP, an audit, tax and advisory services firm, and the Chief Investment Officer of the Analytical Investment Strategies Group and Managing Director of the PRIME Asset Consulting Group at Kidder, Peabody and Co., a securities firm. Mr. Wolfson is a chartered financial analyst and holds a B.S. in Management and an M.B.A. in Finance from New York University.

We believe Mr. Wolfson is qualified to serve as a member of our board of directors because of his extensive corporate finance experience gained from his time in the investment management industry.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Pursuant to our current certificate of incorporation and amended and restated voting agreement, our current directors were elected as follows:

•	J. Sanford Miller was elected as the designee nominated by holders of a majority of shares of our Series D convertible preferred stock owned by certain parties to our amended and restated voting agreement;

•	David Hartwig was elected as one of the designees of the holders of our Series C convertible preferred stock;

•	Neil Wolfson was elected as one of the designees of the holders of our Series C convertible preferred stock;

•	James D. Robinson III was elected as the designee of the holders of our Series B convertible preferred stock;

•	Jane J. Thompson was elected as the designee of the holders of our Series A convertible preferred stock;

•	Noah Breslow was elected as the designee reserved for the person serving as our Chief Executive Officer; and

•	Ronald F. Verni was elected as one of the designees of the holders of our convertible preferred stock and common stock.

Our amended and restated voting agreement will terminate and the provisions of our current certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Upon the completion of this offering, our board of directors will consist of seven directors, six of whom will qualify as “independent” under the New York Stock Exchange listing standards.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, immediately after the completion of this offering our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:

•	the Class I directors will be David Hartwig and Neil Wolfson, and their terms will expire at the annual meeting of stockholders to be held in 2015;

•	the Class II directors will be J. Sanford Miller and James D. Robinson III, and their terms will expire at the annual meeting of stockholders to be held in 2016; and

•	the Class III directors will be Noah Breslow, Jane J. Thompson and Ronald Verni, and their terms will expire at the annual meeting of stockholders to be held in 2017.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors determined that Ms. Thompson and Messrs. Robinson, Hartwig, Miller, Verni and Wolfson do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the New York Stock Exchange. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party and Other Transactions.”

Board Committees

Our board of directors currently has an audit committee, a compensation committee, a corporate governance and nominating committee and a risk management committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee, established in February 2008, is comprised of Neil E. Wolfson, David Hartwig and Jane J. Thompson. Mr. Wolfson serves as our audit committee chairperson. Neil E. Wolfson, David Hartwig and Jane J. Thompson meet the requirements for independence of audit committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the current listing standards. We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under current New York Stock Exchange listing standards and SEC rules and regulations for companies completing their initial public offering. In addition, our board of directors has determined that Mr. Wolfson is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. The responsibilities of our audit committee include, among other things:

•	selecting and hiring the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•	approving audit and non-audit services and fees;

•	reviewing financial statements and discussing with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews, and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	preparing the audit committee report that the SEC requires to be included in our annual proxy statement;

•	reviewing reports and communications from the independent registered public accounting firm;

•	reviewing the adequacy and effectiveness of our internal controls and disclosure controls and procedures;

•	overseeing our internal audit function;

•	reviewing related party transactions; and

•	establishing and overseeing procedures for the receipt, retention and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee, established in February 2008, is comprised of James D. Robinson III, J. Sanford Miller and Ronald F. Verni. Mr. Robinson serves as our compensation committee chairperson. The composition of our compensation committee meets the requirements for independence under current listing standards of the New York Stock Exchange and SEC rules and regulations. Each member of the compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code, as amended, or the Code. The purpose of our compensation committee is to oversee our compensation policies, plans and benefit programs and to discharge the responsibilities of our board of directors relating to compensation of our executive officers and employees. The responsibilities of our compensation committee include, among other things:

•	overseeing our overall compensation philosophy and compensation policies, plans and benefit programs;

•	reviewing and approving for our executive officers: the annual base salary, annual incentive bonus (including the specific goals and amounts), equity compensation, employment agreements, severance agreements, change in control arrangements, and any other benefits, compensation or arrangements;

•	to the extent determined appropriate by the compensation committee, reviewing, approving and/or making recommendations to our board of directors with respect to employee compensation and overseeing equity compensation for our service providers;

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement; and

•	administering our equity compensation plans.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee, established in September 2014, is comprised of J. Sanford Miller, David Hartwig and Ronald F. Verni. Mr. Miller serves as our corporate governance and nominating committee chairperson. The composition of our corporate governance and nominating committee meets the requirements for independence under current New York Stock Exchange listing standards and SEC rules and regulations. The responsibilities of our corporate governance and nominating committee include, among other things:

•	identifying, evaluating and selecting, or making recommendations to our board of directors regarding, nominees for election to our board of directors and its committees;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviewing developments in corporate governance practices;

•	evaluating the adequacy of our corporate governance practices and reporting;

•	developing and making recommendations to our board of directors regarding our corporate governance guidelines;

•	reviewing the succession planning for each of our executive officers;

•	evaluating the performance of our board of directors and of individual directors; and

•	reviewing and making recommendations to our board of directors regarding director compensation.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us.

Risk Management Committee

Our risk management committee, established in September 2014, is comprised of Noah Breslow, Jane J. Thompson and Neil E. Wolfson. Mr. Breslow serves as our risk management committee chairperson. The responsibilities of our risk management committee include, among other things:

•	overseeing our risk governance framework and reviewing our policies and practices on risk assessment and risk management;

•	reviewing management’s implementation of risk policies and procedures to assess their effectiveness;

•	reviewing our risk appetite and risk tolerance, methods of risk measurement, risk limits, and the guidelines for monitoring and mitigating such risks;

•	reviewing with management the categories of risk we face, including risk concentrations and risk interrelationships, likelihood of occurrence, and potential impact;

•	evaluating reports regarding our risks, our management function, and the results of risk management reviews and assessments; and

•	reviewing and discussing with management our risks, our management function and its effectiveness, and coordinating with management subcommittees regarding oversight of certain categories of risk determined by the risk management committee.

Our risk management committee will operate under a written charter that will be effective prior to the completion of this offering.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Business Conduct and Ethics will be available on our website at www.ondeck.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2013, one member of our compensation committee, Mr. Breslow, our Chief Executive Officer, was an employee. No current member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serve, or have served during the last completed year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

In the year ended December 31, 2013, we did not pay any fees to, make any equity awards or non-equity awards to or pay any other compensation to the non-employee members of our board of directors. During the year ended December 31, 2013, one director, Mr. Breslow, our Chief Executive Officer, was an employee. Mr. Breslow’s compensation is discussed in the section titled “Executive Compensation.”

Our board of directors has granted equity awards from time to time to two of our non-employee directors as compensation for their service as directors. On June 13, 2012, we granted Mr. Verni an option to purchase 75,000 shares of our common stock at an exercise price of $0.85 per share. One-fourth of the shares subject to the option vested on May 13, 2013 and one forty-eighth of the shares vest in equal monthly installments thereafter. If Mr. Verni is terminated from his position as a director in connection with a change of control, the shares subject to the option will fully vest.

On August 15, 2014, we granted Ms. Thompson an option to purchase 30,000 shares of our common stock at an exercise price of $21.32 per share in connection with her appointment as a director. The option will vest in 48 equal monthly installments. If Ms. Thompson is terminated from her position as a director in connection with a change in control, the shares subject to the option will fully vest. In addition, Ms. Thompson will receive an annual cash retainer of $40,000 for her service as a director, to be paid quarterly.

Outside Director Compensation Policy

In October 2014, our board of directors approved our Outside Director Compensation Policy. Members of our board of directors who are not employees are eligible for awards under the Outside Director Compensation Policy. The Outside Director Compensation Policy is effective as of the effective date of the registration statement of which this prospectus forms a part.

Under the Outside Director Compensation Policy, outside directors will receive compensation in the form of equity and cash, as described below:

Cash Compensation

Each year, each outside director will receive a cash retainer of $30,000 for serving on the board of directors.

The chairpersons and non-chair members of the board’s four standing committees will be entitled to the following cash retainers each year (paid quarterly):

Board Committee	Chairperson Retainer	Non-Chair Member Retainer
Audit Committee	$17,000	$7,500
Compensation Committee	10,000	5,000
Risk Management Committee	10,000	5,000
Nominating and Governance Committee	6,000	2,500

Equity Compensation

Upon joining the board, each newly elected outside director will receive an equity award of either stock options or restricted stock units with a grant date fair value of $330,000. This award will vest generally over a four-year period, subject to continued service through each vesting date.

On the date of each annual meeting of our stockholders beginning with our 2015 annual meeting, each outside director will receive an equity award of either stock options or restricted stock units with a grant date fair value of $150,000. This award will fully vest upon the earlier of the 12-month anniversary of the grant date or the next annual meeting, in each case, subject to continued service through the vesting date.

Notwithstanding the vesting schedules described above, the vesting of each equity award will accelerate in full upon a change in control.

EXECUTIVE COMPENSATION

Our named executive officers for 2013, which consist of our principal executive officer and the next two most highly compensated executive officers, are:

•	Noah Breslow, our Chief Executive Officer;

•	James Hobson, our Chief Operating Officer; and

•	Howard Katzenberg, our Chief Financial Officer.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during the year ended December 31, 2013.

Name and Principal Position	Year	Salary		Bonus		Option Awards(1)	Non-Equity Incentive Plan Compensation(2)		All Other Compensation(3)	Total
Noah Breslow	2013	$265,000	(4)	$—		$406,885	$144,000		$44	$815,929
Chief Executive Officer
James Hobson	2013	273,125	(5)	—		42,915	197,080	(6)	44	513,164
Chief Operating Officer
Howard Katzenberg	2013	233,336	(7)	65,000	(8)	237,885	94,139		44	630,404
Chief Financial Officer

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of option awards granted during 2013 computed in accordance with FASB ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to our financial statements included at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The reported amounts represent payments earned under the 2013 Annual Incentive Plan as discussed under the section below titled “—2013 Annual Incentive Plan.”
(3)	The reported amounts represent amounts paid on behalf of the named executive officers for basic life insurance.
(4)	Mr. Breslow’s annual salary was increased to $300,000 effective August 2013.
(5)	Mr. Hobson’s annual salary was increased to $275,000 effective February 2013.
(6)	The reported amount includes $83,786 earned under Mr. Hobson’s commission arrangement as discussed under the section titled “—Executive Employment Arrangements—James Hobson.”
(7)	Mr. Katzenberg’s annual salary was increased to $250,000 effective September 2013.
(8)	Mr. Katzenberg received a discretionary spot bonus for certain achievements during 2013.

Executive Employment Arrangements

Noah Breslow

We entered into a confirmatory offer letter with Noah Breslow, our Chief Executive Officer. The offer letter has no specific term and provides that Mr. Breslow is an at-will employee. Mr. Breslow’s annual base salary was $300,000 from August 2013 until September 2014, during which time he was eligible for annual incentive payments at a target level of $180,000. Effective September 1, 2014, Mr. Breslow’s annual base salary was increased to $315,000, and he is eligible for annual incentive payments at a target level of $236,250. In addition, we entered into a severance and change in control agreement with Mr. Breslow.

James Hobson

We entered into a confirmatory offer letter with James Hobson, our Chief Operating Officer. The offer letter has no specific term and provides that Mr. Hobson is an at-will employee. Mr. Hobson’s annual base salary was $275,000 from February 2013 until September 2014 during which time he was eligible for annual incentive payments at a target level of $123,750. Effective September 1, 2014, Mr. Hobson’s annual base salary was increased to $300,000, and he is eligible for annual incentive payments at a target level of $150,000. In addition, we entered into a severance and change in control agreement with Mr. Hobson.

Mr. Hobson had an individual commission arrangement for a portion of 2013. Pursuant to his individual commission arrangement, Mr. Hobson received a payment of $83,786, which was equal to a certain percentage of net revenue of loans originated through our platform channel in 2013. This commission amount is included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. This commission arrangement ceased in August 2013.

Howard Katzenberg

We entered into a confirmatory offer letter with Howard Katzenberg, our Chief Financial Officer. The offer letter has no specific term and provides that Mr. Katzenberg is an at-will employee. Mr. Katzenberg’s annual base salary was $250,000 from September 2013 until September 2014, during which time he was eligible for annual incentive payments at a target level of $100,000. Effective September 1, 2014, Mr. Katzenberg’s annual base salary was increased to $275,000, and he is eligible for annual incentive payments at a target level of $137,500. In addition, we entered into a severance and change in control agreement with Mr. Katzenberg.

2013 Annual Incentive Plan

For 2013, our named executive officers received non-equity incentive plan compensation under our 2013 Annual Incentive Plan based on achievement against company and personal objectives. Payouts were made bi-annually in August 2013 and February 2014 based on performance for two semi-annual periods. The amount of the payouts to our named executive officers was solely measured based on company performance as our named executive officers were deemed to achieve a median personal performance grade. Each named executive officer was capped at annual payments of 120% of his target amount. The company objectives for 2013 were financial metrics (including total units, new units, origination volume, operating income and revenue) and key company goals (including growth and expansion milestones). For the first half of 2013, each named executive officer received non-equity incentive plan compensation equal to 100% of his semi-annual target. For the second half of 2013, each named executive officer received non-equity incentive plan compensation equal to 120% of his semi-annual target. The aggregate amount of non-equity incentive plan compensation paid to each named executive officer for 2013 is set forth in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. A participant must generally be employed at the time an award is paid in order to receive a payment.

Outstanding Equity Awards at Fiscal Year-End

The following table presents certain information concerning equity awards held by our named executive officers at the end of the fiscal year ended December 31, 2013.

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Noah Breslow	09/09/2008	(1)	207,996	—	0.53	09/09/2018
	02/12/2010	(2)	62,291	2,709	0.53	02/12/2020
	10/06/2011	(2)	110,500	93,500	0.75	10/06/2021
	06/26/2012	(2)	175,182	291,970	0.85	06/26/2022
	08/01/2013	(2)	—	475,000	1.36	08/01/2023
James Hobson	07/11/2011	(2)	67,250	80,750	0.75	07/11/2021
	06/26/2012	(2)	21,897	36,497	0.85	06/26/2022
	09/01/2013	(2)	—	50,000	1.36	09/01/2023
Howard Katzenberg	11/16/2009	(1)	1,250	—	0.53	11/16/2019
	02/12/2010	(2)	—	2,500	0.53	02/12/2020
	12/08/2011	(2)	—	65,000	0.75	12/08/2021
	10/25/2013	(2)	—	75,000	1.36	10/25/2023

(1)	Shares subject to the option are fully vested and exercisable.
(2)	One-fourth of the shares subject to the option vested on the one year anniversary of the grant date and one forty-eighth of the shares vest monthly thereafter, subject to continued service to us.

Potential Payments upon Termination or Change In Control

Change in Control and Severance Agreements

In October 2014, our compensation committee approved change in control and severance agreements, or change in control agreements, for our named executive officers, which require us to make specific payments and benefits in connection with the termination of their employment under certain circumstances. These change in control agreements superseded any other agreement or arrangement relating to severance benefits with these named executive officers or any terms of their option agreements related to vesting acceleration or other similar severance-related terms. The descriptions that follow describe such payments and benefits that may be owed by us to each of our named executive officers upon the named executive officer’s termination under certain circumstances.

The change in control agreements remain in effect for an initial term of three years. At the end of the initial term, each agreement will automatically renew for an additional one-year period unless either party provides notice of nonrenewal within 90 days prior to the date of automatic renewal. The change in control agreements also acknowledge that each executive officer is an at-will employee, whose employment can be terminated at any time.

In order to receive the severance benefits described below, each named executive officer is obligated to execute a release of claims against us, provided such release of claims becomes effective and irrevocable no later than 60 days following such named executive officer’s termination date, and to continue to comply with the terms of applicable proprietary agreements and other post-employment restrictive covenants.

In the event of a termination of employment without “cause” (as generally defined below) outside of the “change in control period” (as generally defined below), a named executive officer will receive the following:

•	continued payments of base salary for 6 months (or 12 months for our Chief Executive Officer);

•	payment of the target bonus for the year of termination, pro-rated based on time served;

•	paid COBRA benefits for 6 months (or 12 months for our Chief Executive Officer); and

•	for our Chief Executive Officer only, accelerated vesting of 50% of our Chief Executive Officer’s then-unvested stock options.

In the event of a termination of employment without cause or a resignation for “good reason” (as generally defined below) during the “change of control period”, a named executive officer will receive the following:

•	a lump-sum payment of 12 months of base salary;

•	a lump-sum payment equal to 100% of the target bonus;

•	paid COBRA benefits for 12 months; and

•	100% acceleration of equity awards.

In the event any payment to one of our named executive officers is subject to the excise tax imposed by Section 4999 of the Internal Revenue Code (as a result of a payment being classified as a “parachute payment” under Section 280G of the Internal Revenue Code), the executive officer will be entitled to receive such payment as would entitle him to receive the greatest after-tax benefit of either the full payment or a lesser payment which would result in no portion of such severance benefits being subject to excise tax.

For the purpose of the severance agreements, “cause” means generally the occurrence of any of the following:

•	an act of dishonesty by executive in connection with executive’s responsibilities as an employee;

•	the executive’s conviction of, or entry of a plea of guilty or nolo contendere to, a felony or any crime involving fraud or embezzlement;

•	the executive’s gross misconduct;

•	the unauthorized use or disclosure by the executive of our proprietary information or trade secrets or any other party to whom the executive owes an obligation of nondisclosure as a result of the executive’s relationship with us;

•	the executive’s willful breach of any obligations under any written agreement or covenant with us;

•	the executive’s failure to cooperate with an investigation by a governmental authority; or

•	the executive’s continued failure to perform his duties after notice and a cure period.

For the purpose of the change in control agreements, “good reason” means generally an executive’s voluntary termination following the expiration of any cure period following the occurrence of one or more of the following without the executive’s consent:

•	a material reduction of the executive’s duties, authorities or responsibilities;

•	a material reduction of the executive’s base salary; or

•	a material change in the geographic location of executive’s primary work facility or location.

For the purpose of the change in control agreements, “change in control period” means generally the period beginning three months prior to, and ending 12 months following, a change in control.

Employee Benefit and Stock Plans

2014 Equity Incentive Plan

Prior to this offering, our board of directors intends to adopt, and we expect our stockholders will approve, a 2014 Equity Incentive Plan, or 2014 Plan. Our 2014 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. The maximum aggregate number of shares that may be issued under the 2014 Plan is (i)                 shares of our common stock plus (ii) shares returned that would otherwise return to our Amended and Restated 2007 Stock Incentive Plan, after the effectiveness of the 2014 Plan, as the result of the expiration or termination of awards (provided that the maximum number of shares that may be added to the 2014 Plan pursuant to (ii) is         shares). In addition, the number of shares available for issuance under the 2014 Plan will also include an annual increase on the first day of each fiscal year beginning in fiscal 2016 and ending immediately following fiscal 2020, equal to the least of:

•	shares of our common stock;

•	4% of the outstanding shares of our common stock as of the last day of our immediately preceding fiscal year, which is referred to as the threshold percentage;

•	a percentage equal to the threshold percentage, plus the difference between the threshold percentage and the percentage added to the 2014 Plan for each prior fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units or performance shares, is forfeited to or repurchased due to the failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2014 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2014 Plan and all remaining shares will remain available for future grant or sale under the 2014 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will cease to be available under the 2014 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in reducing the number of shares available for issuance under the 2014 Plan.

Plan Administration. The compensation committee of our board of directors will administer our 2014 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the compensation committee will consist of two or more “outside directors” within the meaning of Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2014 Plan as exempt under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (Rule 16b-3), such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2014 Plan, the administrator has the power to administer the plan, including but not limited to, the power to interpret the terms of the 2014 Plan and awards granted under it, to create, amend and revoke rules relating to the 2014 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type and/or cash.

Stock Options. Stock options may be granted under our 2014 Plan. The exercise price of options granted under our 2014 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised after the expiration of its term. Subject to the provisions of our 2014 Plan, the administrator determines the other terms of options.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2014 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her award agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2014 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights vest and become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2014 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2014 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals and/or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2014 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2014 Plan, the administrator determines the terms and conditions of restricted stock units, including the vesting criteria (which may include achievement of specified performance criteria and/or continued service to us) and the form and timing of payment; provided, however, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines, in its sole discretion, whether an award will be settled in stock, cash or a combination of both.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2014 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved and any other applicable vesting provisions are satisfied. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date.

Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Outside Directors. Our 2014 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under our 2014 Plan. In connection with our initial public offering, we intend to adopt a formal policy pursuant to which our non-employee directors will be eligible to receive equity awards under the 2014 Plan. Our 2014 Plan provides that in any given year, a non-employee director will not receive (i) cash-settled awards having a grant date fair value greater than $1,000,000, increased to $2,000,000 in connection with his or her initial service; and (ii) stock-settled awards having a grant date fair value greater than $1,000,000, increased to $2,000,000 in connection with his or her initial service, in each case, as determined under generally accepted accounting procedures.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2014 Plan, the administrator will adjust the number and class of shares that may be delivered under the 2014 Plan and/or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2014 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control. Our 2014 Plan provides that in the event of a merger or change in control, as defined under the 2014 Plan, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, his or her options, restricted stock units and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock will lapse, and all performance goals or other vesting requirements for his or her performance shares and units will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Amendment, Termination. The administrator has the authority to amend, suspend or terminate the 2014 Plan provided such action does not impair the existing rights of any participant. Our 2014 Plan will automatically terminate in 2024, unless we terminate it sooner.

2014 Employee Stock Purchase Plan

Prior to this offering, our board of directors intends to adopt, and we expect our stockholders will approve, a 2014 Employee Stock Purchase Plan, or ESPP. The ESPP will become effective upon the effectiveness of this registration statement.

Authorized Shares. A total of                  shares of our common stock will be available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning in fiscal 2015, equal to the lesser of:

•	1% of the outstanding shares of our common stock on the first day of such fiscal year;

•	shares of our common stock; or

•	such other amount as may be determined by our board of directors.

Plan Administration. Our compensation committee will administer the ESPP. The administrator has authority to administer the plan, including but not limited to, full and exclusive authority to interpret the terms of the ESPP, determining eligibility to participate subject to the conditions of our ESPP as described below, and to establish procedures for plan administration necessary for the administration of the Plan, including creating sub-plans.

Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock representing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the option is outstanding.

Offering Periods. Our ESPP is intended to qualify under Section 423 of the Code, and provides for six-month offering periods. The offering periods generally start on the first trading day on or after March 15th and September 15th of each year, except that the first offering period commenced on the first trading day following the effective date of the registration statement in connection with this offering. The administrator may, in its discretion, modify the terms of future offering periods.

Payroll Deductions. Our ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s base straight time gross earnings and commissions. A participant may purchase a maximum of 5,000 shares during an offering period.

Exercise of Option. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or Change in Control. In the event of a merger, change in control or another corporate event (as defined in our 2007 Plan), the administrator in its sole discretion may provide that: (i) awards be assumed in the corporate event; (ii) awards be accelerated in the corporate event, (iii) awards be terminated in connection with the corporate event in exchange for a cash payment; or (iv) awards be replaced with a cash incentive program payable on the same vesting schedule as the award.

Amendment, Termination. Our ESPP will automatically terminate in 2034, unless we terminate it sooner. The administrator has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

Amended and Restated 2007 Stock Incentive Plan

Our board of directors and our stockholders adopted our Amended and Restated 2007 Stock Incentive Plan, or 2007 Plan, in December 2007. Our 2007 Plan was most recently amended and restated in October 2014.

Authorized Shares. Our 2007 Plan will be terminated in connection with our initial public offering, and accordingly, no shares will be available for issuance under this plan. Our 2007 Plan continues to govern outstanding awards granted thereunder. Our 2007 Plan provided for the grant of incentive stock options, nonqualified stock options and restricted stock. As of September 30, 2014, options to purchase 4,985,401 shares of our common stock remained outstanding under our 2007 Plan.

Plan Administration. The compensation committee administers the 2007 Plan. Subject to the provisions of our 2007 Plan, the administrator has the full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2007 Plan. All decisions, interpretations and other actions of the administrator will be final, conclusive and binding on all participants.

Options. Stock options were available for grant under our 2007 Plan. The exercise price per share of all options is determined by the administrator. The term of an option may not exceed 10 years. The administrator will determine the methods of payment of the exercise price of an option, which may include cash or cash equivalents or other consideration acceptable to the administrator in its discretion. After the termination of service of an employee, director, or consultant, the participant may generally exercise his or her options, to the extent vested as of such date of termination, for generally 90 days after termination. If termination is due to death or disability, the option will generally remain exercisable, to the extent vested as of such date of termination, for at least 12 months. However, in no event may an option be exercised later than the expiration of its term. If termination is as a result of cause (as defined in our 2007 Plan), then an option immediately expires.

Restricted Stock and Other Stock Based Awards. Restricted stock and other stock-based awards were available for grant under our 2007 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. The administrator also reserved the right to grant other stock-based awards in its discretion. To date, we have not granted any restricted stock or other stock-based awards under the 2007 Plan.

Competitive Activities. If an award holder engages in any competitive activity (as defined in our 2007 Plan) during his or her term of service or during the 6-month period thereafter, then the administrator in its sole discretion may (i) require awards to be forfeited and returned to us without additional consideration, (ii) require shares acquired on vesting or exercise within the 12-month period prior to the date of such competitive activity be forfeited and returned to us without additional consideration and (iii) require repayment of any profit from the sale of shares within the 12-month period prior to the date of such competitive activity.

Adjustments. In the event of certain changes in our capitalization, the number of shares covered by outstanding awards, and the exercise price of outstanding awards will be proportionately adjusted.

Merger, Change in Control or other Corporate Event. In the event of a merger, change in control or another corporate event (as defined in our 2007 Plan), the administrator in its sole discretion may provide that: (i) awards be assumed in the corporate event; (ii) awards be accelerated in the corporate event, (iii) awards be terminated in connection with the corporate event in exchange for a cash payment; or (iv) awards be replaced with a cash incentive program payable on the same vesting schedule as the award.

Bonus Plan

We adopted an Employee Bonus Plan, or Bonus Plan. Our Bonus Plan will allow our compensation committee to provide cash incentive awards to selected employees, including our named executive officers, based upon performance goals established by our compensation committee.

Under our Bonus Plan, our compensation committee will determine the performance goals applicable to any award. The performance goals may include some or all of the following: attainment of research and development milestones, billings, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer-related measures, customer retention rates from an acquired company, business unit or division, earnings (which may include earnings before interest, taxes, depreciation and amortization, earnings before taxes and net earnings), earnings per share, employee engagement, employee retention, employee mobility, expenses, geographic expansion, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, hiring targets, internal rate of return, inventory turns, inventory levels, market share, milestone achievements, net billings, net income, net profit, net revenue margin, net sales, new product development, new product invention or innovation, number of customers, operating cash flow, operating expenses, operating income, operating margin, origination volume, overhead or other expense reduction, portfolio conversion rate, product defect measures, product development, product release timelines, productivity, profit, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, units sold (total and new), working capital, and individual objectives such as MBOs, peer reviews or other subjective or objective criteria. Performance goals that include our financial results may be determined in accordance with GAAP or such financial results may consist of non-GAAP financial measures, and any actual results may be adjusted by our compensation committee for one-time items or unbudgeted or unexpected items when determining whether the performance goals have been met. The goals may be on the basis of any factors our compensation committee determines relevant and may be adjusted on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our compensation committee may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our compensation committee’s discretion. Our compensation committee may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards will be paid generally in cash only after they are earned, which usually requires continued employment through the date a bonus is paid.

Our compensation committee has the authority to amend, alter, suspend or terminate our Bonus Plan provided such action does not impair the existing rights of any participant with respect to any earned bonus.

401(k) Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able to defer eligible compensation subject to applicable annual Internal Revenue Code limits. We began making discretionary contributions to the 401(k) plan in July 2014. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. Eligible employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we are empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we have entered into an indemnification agreement with each member of our board of directors and each of our officers. These agreements provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY AND OTHER TRANSACTIONS

In addition to the director and executive officer compensation arrangements and indemnification arrangements discussed above in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2011 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of or person sharing the household with any of these individuals, had or will have a direct or indirect material interest.

Private Placements

Series C Preferred Stock Financing

In December 2010, and in a subsequent closing in April 2011, we sold an aggregate of 4,867,769 shares of Series C preferred stock at a per share purchase price of $4.20 pursuant to a stock purchase agreement. The basis for such purchase price was determined by arm’s-length negotiation between us and the purchasers. Purchasers of the Series C preferred stock include a member of our board of directors and venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of Series C preferred stock by such investors:

Name of Stockholder	Number of Series C Shares	Total Purchase Price
First Round Capital(1)	221,994	$932,371	(2)
RRE Ventures IV, L.P.(3)	516,044	2,167,383	(4)
SAP Ventures Fund I Holdings, LLC(5)(6)	1,309,524	5,500,000
Village Ventures(7)	765,900	3,216,774	(8)
Neil E. Wolfson(9)	23,810	100,002

(1)	Affiliates of First Round Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include First Round Capital 2007 Annex Fund LP and First Round Capital 2007 Annex-Q Fund LP.
(2)	Includes $501,305 of principal and interest from convertible notes that converted into shares of our Series C preferred stock. The effective price per share for such stockholder was $4.08 based upon $905,525.00, the aggregate investment of cash and the original principal amount of such convertible notes.
(3)	James D. Robinson III, a member of our board of directors, is a managing member of RRE Ventures GP IV, LLC.
(4)	Includes $667,382 of principal and interest from convertible notes that converted into shares of our Series C preferred stock. The effective price per share for such stockholder was $4.13 based upon $2,131,642.00, the aggregate investment of cash and the original principal amount of such convertible notes.
(5)	David Hartwig, a member of our board of directors, is a managing member of SAP Ventures GPE (I), L.L.C.
(6)	SAP Ventures is currently in the process of changing its name to Sapphire Ventures. Accordingly, references to Sapphire Ventures for certain funds and SAP Ventures for other funds refer to entities under common control.
(7)

Affiliates of Village Ventures holding our securities whose shares are aggregated for purposes of reporting share ownership information include Village Ventures Fund II, L.P., Village Ventures Fund II-A, L.P. and

Village Ventures Fund II-B, L.P. Matthew Harris, a former member of our board of directors, is affiliated with Village Ventures. Mr. Harris resigned from our board of directors in August 2014.
(8)	Includes $1,716,774 of principal and interest from convertible notes that converted into shares of our Series C preferred stock. The effective price per share for such stockholder was $4.09 based upon $3,131,642.60, the aggregate investment of cash and the original principal amount of such convertible notes.
(9)	Neil E. Wolfson is a member of our board of directors.

Series C-1 Preferred Stock Financing

In January 2012, we sold an aggregate of 850,556 shares of Series C-1 preferred stock at a per share purchase price of $5.53. The basis for such purchase price was determined by arm’s-length negotiation between us and the purchasers. Purchasers of the Series C-1 preferred stock include venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of Series C-1 preferred stock by such investors:

Name of Stockholder	Number of Series C-1 Shares	Total Purchase Price
SAP Ventures Fund I Holdings, LLC(1)(2)	723,878	$4,000,005
RRE Ventures IV, L.P.(3)	126,678	699,997

(1)	David Hartwig, a member of our board of directors, is a managing member of SAP Ventures GPE (I), L.L.C.
(2)	SAP Ventures is currently in the process of changing its name to Sapphire Ventures. Accordingly, references to Sapphire Ventures for certain funds and SAP Ventures for other funds refer to entities under common control.
(3)	James D. Robinson III, a member of our board of directors, is a managing member of RRE Ventures GP IV, LLC.

Bridge Financing

In December 2012, we issued convertible senior unsecured notes with an annual interest rate of 6.0% to investors in an aggregate principal amount of $8,000,000. In February 2013, these convertible senior unsecured notes and the accrued interest thereon converted into an aggregate of 1,077,035 shares of our Series D preferred stock in connection with our Series D preferred stock financing. Purchasers of the convertible senior unsecured notes include venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table sets forth the principal amount of the convertible senior unsecured notes purchased by such investors, the number of shares of Series D preferred stock into which each such convertible senior unsecured note converted:

Name of Stockholder	Aggregate Principal Amount of Promissory Notes	Number of Shares of Series D Preferred Stock Issued Upon Conversion
SAP Ventures Fund I Holdings, LLC(1)(2)	$4,500,000	605,832
RRE Ventures IV, L.P.(3)	3,500,000	471,203

(1)	David Hartwig, a member of our board of directors, is a managing member of SAP Ventures GPE (I), L.L.C.
(2)	SAP Ventures is currently in the process of changing its name to Sapphire Ventures. Accordingly, references to Sapphire Ventures for certain funds and SAP Ventures for other funds refer to entities under common control.
(3)	James D. Robinson III, a member of our board of directors, is a managing member of RRE Ventures GP IV, LLC.

Series D Preferred Stock Financing

In February 2013, and at an additional closing in April 2013, we sold an aggregate of 7,233,878 shares of Series D preferred stock at a per share purchase price of $8.32. The basis for such purchase price was determined by arm’s-length negotiation between us and the purchasers. Purchasers of the Series D preferred stock include venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of Series D preferred stock by such investors:

Name of Stockholder	Number of Series D Shares	Total Purchase Price
Institutional Venture Partners(1)	3,847,194	$31,999,998
Google Ventures 2013, L.P.	1,562,922	12,999,994
SAP Ventures Fund I Holdings, LLC(2)(3)	605,832	5,039,159	(4)
RRE Ventures IV, L.P.(5)	471,203	3,919,349	(6)
First Round Capital(7)	240,449	1,999,995

(1)	Affiliates of Institutional Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Institutional Venture Partners XIII, L.P. and Institutional Venture Partners XIV, L.P. J. Sanford Miller, a member of our board of directors, is a managing director of Institutional Venture Partners XIII, L.P.
(2)	David Hartwig, a member of our board of directors, is a managing member of SAP Ventures GPE (I), L.L.C.
(3)	SAP Ventures is currently in the process of changing its name to Sapphire Ventures. Accordingly, references to Sapphire Ventures for certain funds and SAP Ventures for other funds refer to entities under common control.
(4)	Includes $5,039,159 of principal and interest from a convertible note that converted into shares of our Series D preferred stock at a discount of 10% to the price of our Series D preferred stock. The effective price per share for such stockholder was $7.43 based upon $4,500,000, the original principal amount of such convertible note.
(5)	James D. Robinson III, a member of our board of directors, is a managing member of RRE Ventures GP IV, LLC.
(6)	Includes $3,919,349 of principal and interest from a convertible note that converted into shares of our Series D preferred stock at a discount of 10% to the price of our Series D preferred stock. The effective price per share for such stockholder was $7.43 based upon $3,500,000, the original principal amount of such convertible note.
(7)	Affiliates of First Round Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include First Round Capital 2007 Annex Fund LP and First Round Capital 2007 Annex-Q Fund LP.

Series E Preferred Stock Financing

In February 2014, we sold an aggregate of 2,617,273 shares of Series E preferred stock at a per share purchase price of $29.42. The basis for such purchase price was determined by arm’s-length negotiation between us and the purchasers. Purchasers of the Series E preferred stock include venture capital funds that hold 5% or more of our capital stock and were represented on our board of directors. The following table summarizes purchases of Series E preferred stock by such investors:

Name of Stockholder	Number of Series E Shares	Total Purchase Price
Tiger Global Private Investment Partners VII, L.P.(1)	1,699,525	$50,000,026
Institutional Venture Partners(2)	203,944	6,000,032
SAP Ventures Fund I Holdings, LLC(3)(4)	203,943	6,000,003
Google Ventures 2013, L.P.	135,962	4,000,002
First Round Capital(5)	84,977	2,500,023
RRE Ventures IV, L.P.(6)	25,493	750,004

(1)	Shares held by Griffin Schroeder, an affiliate of Tiger Global Private Investment Partners VII, L.P. (Tiger Global), are aggregated with shares purchased by Tiger Global for purposes of reporting share ownership information.

(2)	Affiliates of Institutional Venture Partners holding our securities whose shares are aggregated for purposes of reporting share ownership information include Institutional Venture Partners XIII, L.P. and Institutional Venture Partners XIV, L.P. J. Sanford Miller, a member of our board of directors, is a managing director of Institutional Venture Partners XIII, L.P.
(3)	David Hartwig, a member of our board of directors, is a managing member of SAP Ventures GPE (I), L.L.C.
(4)	SAP Ventures is currently in the process of changing its name to Sapphire Ventures. Accordingly, references to Sapphire Ventures for certain funds and SAP Ventures for other funds refer to entities under common control.
(5)	Affiliates of First Round Capital holding our securities whose shares are aggregated for purposes of reporting share ownership information include First Round Capital 2007 Annex Fund LP and First Round Capital 2007 Annex-Q Fund LP.
(6)	James D. Robinson III, a member of our board of directors, is a managing member of RRE Ventures GP IV, LLC.

Stock Repurchases

In May 2011, we redeemed 400,000 shares of common stock from Mitch Jacobs, our founder and a former officer and director of ours, at a price per share of $2.793, for an aggregate redemption price of $1,117,200. In April 2013, we repurchased 504,256 shares of common stock from Mr. Jacobs at a price per share of $7.78, for an aggregate repurchase price of $3,921,667.

In April 2013, we repurchased 35,000 shares of common stock from Jorge Sun, a former officer of ours, at a price per share of $7.78, for an aggregate repurchase price of $272,200.

In May 2013, we repurchased 56,000 and 52,000 shares of common stock for $7.78 per share from James Hobson, our Chief Operating Officer, and Howard Katzenberg, our Chief Financial Officer, respectively. We paid aggregate repurchase prices of $435,517 and $404,409 to Mr. Hobson and Mr. Katzenberg, respectively, in connection with these transactions.

In May 2013, we paid Bradley Kime, a former officer of ours, $1,012,071 in exchange for his agreement to cancel options to purchase 139,652 shares of common stock.

Investors Rights Agreement

In March 2014, we entered into an amended and restated investors’ rights agreement with the holders of our preferred stock and key holders of our common stock, including Neil Wolfson, a director of ours, and entities affiliated with First Round Capital, Google Ventures 2013, L.P., Institutional Venture Partners, RRE Ventures IV, L.P., SAP Ventures Fund I Holdings, LLC, Tiger Global Private Investment Partners VII, L.P., and entities affiliated with Village Ventures, which each hold 5% or more of our capital stock and with which certain of our directors are affiliated. Such agreement provides, among other things, that the holders of our preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Policies and Procedures for Transactions with Related Persons

Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of September 30, 2014, as adjusted to reflect the shares of common stock to be issued and sold by us in this offering, by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. In computing the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of our common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of September 30, 2014. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

We have based percentage ownership of our common stock prior to this offering on 28,080,318 shares of our common stock outstanding as of September 30, 2014, which includes 23,725,822 shares of common stock resulting from the automatic conversion of all outstanding shares of our redeemable convertible preferred stock upon the completion of this offering, as if this conversion had occurred as of September 30, 2014. Percentage ownership of our common stock after this offering assumes the sale by us of                 shares of common stock in this offering.

Unless otherwise indicated, the address of each beneficial owner listed on the table below is c/o On Deck Capital, Inc., 1400 Broadway, 25th Floor, New York, New York 10018.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	Percentage	Shares	Percentage
5% Stockholders:
RRE Ventures IV, L.P.(1)	4,313,698	15.4
Entities affiliated with Institutional Venture Partners(2)	4,051,138	14.4
Entities affiliated with Village Ventures(3)	3,037,069	10.8
SAP Ventures Fund I Holdings, LLC(4)	2,843,177	10.1
Entities affiliated with First Round Capital(5)	1,846,452	6.5
Google Ventures 2013 L.P.(6)	1,768,476	6.3
Tiger Global Private Investment Partners VII, L.P.(7)	1,691,027	6.0
Named Executive Officers and Directors:
Noah Breslow(8)	700,920	2.4
James Hobson(9)	150,862	*
Howard Katzenberg(10)	184,457	*
David Hartwig(11)	2,843,177	10.1
J. Sanford Miller(12)	4,051,138	14.4
James D. Robinson III(13)	4,313,698	15.4
Jane J. Thompson(14)	1,875	*
Ronald F. Verni(15)	46,875	*
Neil E. Wolfson(16)	57,824	*
All current executive officers and directors as a group (10 persons)(17)	12,414,055	42.9

*	Represents beneficial ownership of less than 1%.
(1)	Consists of 4,313,698 shares held of record by RRE Ventures IV, L.P. (RRE LP). RRE Ventures GP IV, LLC (RRE GP), is the general partner of RRE LP. James D. Robinson IV and Stuart J. Ellman, as the managing members of RRE GP, share voting and dispositive power with respect to the shares held by RRE LP. The address for each of these entities is c/o RRE Ventures, 130 East 59th Street, 17th Floor, New York, New York 10022.
(2)	Consists of (i) 2,025,569 shares held of record by Institutional Venture Partners XIII, L.P. (IVP XIII) and (ii) 2,025,569 shares held of record by Institutional Venture Partners XIV, L.P. (IVP XIV). Institutional Venture Management XIII LLC (IVM XIII) is the general partner of IVP XIII and Institutional Venture Management XIV LLC (IVM XIV) is the general partner of IVP XIV. Todd C. Chaffee, Norman A. Fogelsong, Stephen J. Harrick, J. Sanford Miller and Dennis B. Phelps, as the managing directors of IVM XIII, share voting and dispositive power with respect to the shares held by IVP XIII. Messrs. Chaffee, Fogelsong, Harrick, Miller, Phelps and Jules A. Maltz, as the managing directors of IVP XIV, share voting and dispositive power with respect to the shares held by IVP XIV. The address for each of these entities is c/o Institutional Venture Partners, 3000 Sand Hill Road, Suite 250, Menlo Park, California 94025.
(3)	Consists of (i) 2,583,106 shares held of record by Village Ventures Fund II, L.P. (VVF II); (ii) 35,423 shares held of record by Village Ventures Fund II-A, L.P. (VVF II-A); and (iii) 418,540 shares held of record by Village Ventures Fund II-B, L.P. (VVF II-B) . Village Ventures Capital Partners II, LLC (VVCP) is the general partner of VVF II, VVF II-A and VVF II-B. Village Ventures Capital Management, LLC (VVCM) is the manager of VVCP. Matthew C. Harris and William Bo S. Peabody, as the Class A members of VVCM, share voting and dispositive power with respect to the shares held by VVF II, VVF II-A and VVF II-B. Village Ventures, Inc., a corporation controlled by Messrs. Harris and Peabody, is the advisor to VVCM. The address for each of these entities is c/o Village Ventures, Inc., One Bank Street, 2nd Floor, Williamstown, Massachusetts 01267.
(4)	Consists of 2,843,177 shares held of record by SAP Ventures Fund I Holdings, LLC (SAP Holdings). Sapphire Ventures Fund I, L.P. (f/k/a SAP Ventures Fund I, L.P.) (Sapphire Ventures LP) is the sole member of SAP Holdings and SAP Ventures GPE (I), L.L.C. (SAP GPE) is the general partner of Sapphire LP. Nino Marakovic, Richard Douglas Higgins, Jayendra Das, David Hartwig, and Andreas Weiskam, as the managing members of SAP GPE, share voting and dispositive power with respect to the shares held by SAP Holdings. The address for each of these entities is c/o Sapphire Ventures, 3408 Hillview Avenue, Palo Alto, California 94304. SAP Ventures is currently in the process of changing its name to Sapphire Ventures. Accordingly, references to Sapphire Ventures for certain funds and SAP Ventures for other funds refer to entities under common control.
(5)	Consists of (i) 494,511 shares held of record by First Round Capital 2006 Annex Fund LP (FRC 2006 Annex); (ii) 531,430 shares held of record by First Round Capital 2006 LP (FRC 2006); (iii) 328,451 shares held of record by First Round Capital 2007 Annex Fund LP (FRC 2007 Annex); (iv) 218,969 shares held of record by First Round Capital 2007 Annex Fund-Q LP (FRC 2007 Annex-Q); (v) 163,855 shares issuable upon the exercise of warrants held by FRC 2007 Annex that are immediately exercisable at an exercise price of $0.65 per share; and (vi) 109,236 shares issuable upon the exercise of warrants held by FRC 2007 Annex that are immediately exercisable at an exercise price of $0.65 per share. First Round Management 2006 LLC (FRC 2006 GP) is the general partner of FRC 2006 Annex and FRC 2006. Josh Kopelman is the sole managing member of FRC 2006 GP and has shared voting and dispositive power with respect to the shares held by FRC 2006 Annex and FRC 2006. First Round Management 2007 LLC (FRC 2007 GP) is the general partner of FRC 2007 Annex and FRC 2007 Annex-Q. Mr. Kopelman is the sole managing member of FRC 2007 GP and has shared voting and dispositive power with respect to the shares held by FRC 2007 Annex and 2007 Annex-Q. The address for each of these entities is c/o First Round Capital, 4040 Locust Street, Philadelphia, Pennsylvania 19104.
(6)	Consists of 1,768,476 shares held of record by Google Ventures 2013, L.P. (GV 2013 LP). Voting and dispositive power with respect to shares held by GV 2013 LP reside with the Google Ventures Investment Committee. The address for each of these entities is c/o Google Ventures, 1600 Amphitheatre Parkway, Mountain View, California 94043.

(7)	Consists of 1,691,027 shares held of record by Tiger Global Private Investment Partners VII, L.P. (PIP VII). PIP VII is ultimately controlled by Chase Coleman, Lee Fixel and Scott Schleifer. The address for PIP VII is c/o Tiger Global Management, LLC, 9 West 57th Street, New York, New York 10019.
(8)	Consists of (i) 63,000 shares held of record by Mr. Breslow and (ii) 637,920 shares subject to options exercisable within 60 days of September 30, 2014.
(9)	Consists of 150,862 shares subject to options exercisable within 60 days of September 30, 2014.
(10)	Consists of (i) 139,770 shares held of record by Mr. Katzenberg and (ii) 44,687 shares subject to options exercisable within 60 days of September 30, 2014.
(11)	Consists of the shares listed in footnote (4) above, which are held of record by SAP Holdings.
(12)	Consists of the shares listed in footnote (2) above, which are held of record by entities affiliated with Institutional Venture Partners.
(13)	Consists of the shares listed in footnote (1) above, which are held of record by RRE LP.
(14)	Consists of 1,875 shares subject to options exercisable within 60 days of September 30, 2014.
(15)	Consists of (i) 22,500 shares held of record by Mr. Verni and (ii) 24,375 shares subject to options exercisable within 60 days of September 30, 2014.
(16)	Consists of 57,824 shares held of record by Mr. Wolfson.
(17)	Consists of (i) 11,549,543 shares beneficially owned by our officers and directors and (ii) 864,512 shares subject to options exercisable within 60 days of September 30, 2014.

DESCRIPTION OF INDEBTEDNESS

We have available to us several funding alternatives to support the maintenance and growth of our business. The following is a summary of the material terms that are contained in our currently existing debt facilities. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of our currently existing debt facilities.

Asset-Backed Securitization Facility

In May 2014, we accessed the asset-backed securitization market using OnDeck Asset Securitization Trust LLC, or ODAST, a wholly-owned special purpose vehicle, which issued our inaugural series of Fixed-Rate Asset Backed Notes in a $175 million rated transaction or, the Series 2014-1 Notes, to over 15 third-party institutional investors. The Series 2014-1 Notes were issued pursuant to a business Base Indenture and Series 2014-1 Indenture Supplement, each dated May 8, 2014, by and between ODAST and Deutsche Bank Trust Company Americas, as indenture trustee. The Series 2014-1 Notes were issued in two classes: Class A, rated BBB(sf) by DBRS, Inc., in the initial principal amount of $156.7 million and Class B, rated BB(sf) by DBRS, Inc., in the initial principal amount of $18.3 million. The Series 2014-1 Notes are secured by and payable from collections on a revolving pool of small business loans, which are generated by us in our ordinary course of business, and transferred from us to ODAST. At the time of issuance of the Series 2014-1 Notes, the portfolio of loans held by ODAST and pledged to secure the Series 2014-1 Notes was approximately $183.2 million. The Class A notes and Class B notes bear interest at 3.15% and 5.68%, respectively, and provide us with a blended cost of capital fixed at 3.41%. Subject to the satisfaction of certain conditions, we sell small business loans that have satisfied all applicable eligibility criteria to ODAST, and ODAST in turn issues to third-party investors one or more series of asset-backed securities that are collateralized by a revolving pool of loans sold to ODAST. The proceeds from the issuance are distributed to us through ODAST’s purchase of the loans from us. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, that the borrower under such loan had a certain OnDeck Score at the time of underwriting, that such loan was originated in accordance with our underwriting policies and that such loan is a legal, valid and binding obligation of the obligor. The collateral pools are also subject to certain concentration limits that, if exceeded, will require ODAST to add or maintain additional collateral or, if not cured, an amortization event will occur. Concentration limitations may include, among others, geographic, industry, time in business, outstanding principal balance, original term and OnDeck Score concentration limits.

The Series 2014-1 Notes contain a two-year revolving period after which principal on the asset-backed securities will be paid sequentially to the Class A and Class B Notes monthly from collections on the loans. The final maturity date of the Series 2014-1 Notes is in May 2018. Monthly payments of interest on the Series 2014-1 Notes began on June 17, 2014. The outstanding principal balance of the Series 2014-1 Notes as of September 30, 2014 was $175 million. Additional series of asset-backed securities are expected to be issued through ODAST in the future. For a discussion of covenants and events of default for the Series 2014-1 Notes and ODAST, please see the section below titled “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to ODAST are owned by ODAST, are pledged to secure the payment of notes issued by ODAST, are assets of ODAST and are not available to satisfy any of our obligations or available to our creditors.

Lenders under our asset-backed securitization facility do not have direct recourse to On Deck Capital, Inc.

Asset-Backed Revolving Debt Facilities

We also obtain funding through asset-backed revolving debt facilities. With respect to each such facility, the lenders commit to make loans to one of our wholly-owned subsidiaries, the proceeds of which are used to finance the subsidiary’s purchase of small business loans from us in a bankruptcy remote transaction. The revolving pool of small business loans purchased by the subsidiary serves as collateral for the loans made to the subsidiary borrower under the debt facility. The subsidiaries repay the borrowings from collections received on the loans.

The applicable subsidiary can voluntarily repay and re-borrow principal amounts under these revolving debt facilities subject to satisfaction of borrowing conditions, including borrowing base requirements. In order for our loans to be eligible for purchase by the subsidiaries under these facilities, they must meet all applicable eligibility criteria. Eligibility criteria may include, among others, that the applicable loan is denominated in U.S. dollars, that the customer under such loan had a certain OnDeck Score at the time of underwriting, that such loan was originated in accordance with our underwriting policies and that such loan is a legal, valid and binding obligation of the obligor. The subsidiary collateral pools are subject to certain concentration limits that, when exceeded, will require the applicable subsidiary borrower to add or maintain additional collateral or, if not cured, an event of default will occur. Concentration limitations may include, among others, geographic, industry, time in business, outstanding principal balance, original term and OnDeck Score concentration limits. We currently utilize four such asset-backed revolving debt facility structures through four separate subsidiaries:

•	OnDeck Account Receivables Trust 2013-1 LLC, or ODART, which entered into a debt agreement in August 2013 with Deutsche Bank AG, New York Branch as administrative agent and the lenders party thereto, which was amended in November 2013, April 2014 and July 2014 and subsequently amended and restated in its entirety on September 15, 2014;

•	OnDeck Asset Company, LLC, or ODAC, which entered into a debt agreement in October 2013 with ODBL IV, LLC, as administrative agent, and the lenders party thereto, which was amended in November 2013, January 2014, April 2014 and July 2014 and subsequently amended and restated in its entirety on October 17, 2014;

•	Small Business Asset Fund 2009 LLC, or SBAF, which entered into a debt agreement in March 2011 with Deutsche Bank Trust Company Americas, as collateral agent, and the lenders party thereto, which was amended in January 2014; and

•	OnDeck Asset Pool, LLC, or ODAP, which entered into a debt agreement in August 2014 with Jefferies Mortgage Funding, LLC, as administrative agent, and the lenders party thereto.

The following table summarizes certain aspects of such facilities:

Subsidiary Name	ODART	ODAC	SBAF	ODAP
Facility Size	$167.6 million	$50 million	Variable	$75 million

Borrowing Base Advance Rate	95% (Class B) or 85% (Class A)	95% (provided that a 91% advance rate will apply to certain loans under certain circumstances)	91%	90%

Interest Rate	Class A = Cost of funds + 3.00%; Class B = LIBOR (minimum of 1%) + 7.25%	LIBOR + 8.25%	Range from 7.0% to 13.0%; 8.6% weighted average interest rate	LIBOR (minimum of 1%) + 4%

Commitment Termination Date	September 15, 2016	October 23, 2015	March 21, 2015	August 15, 2015

Facility Termination Date	September 15, 2016	October 23, 2015	Ongoing	August 15, 2016

Outstanding Amount as of September 30, 2014	$84.6 million	$28.3 million	$18.8 million	$40.5 million

We expect to use additional asset-backed debt facilities in the future. As of September 30, 2014, we were in compliance with all financial covenants required per the debt agreements, as amended. For a discussion of covenants and events of default for ODART, ODAC, SBAF and ODAP, please see the section below titled “—Covenants and Events of Default for Debt Facilities.” The loans and other assets transferred by us to the subsidiaries are owned by the respective subsidiaries, are pledged to secure the payment of the obligations incurred by such subsidiaries, are assets of subsidiaries and are not available to satisfy any of On Deck Capital, Inc.’s obligations. Lenders under our asset-backed revolving debt facilities do not have direct recourse to On Deck Capital, Inc.

Corporate Debt

On August 7, 2013, we entered into a revolving debt facility with Square 1 Bank, which was amended in November 2013, December 2013 and January 2014 and amended and restated in November 2014, or the Square 1 Credit Agreement, pursuant to which we may borrow up to $20 million (subject to satisfaction of customary borrowing conditions and borrowing base requirements). Borrowings under the Square 1 Credit Agreement bear interest at a floating rate which is based upon the prime rate plus a spread of 1.25% per annum, with a floor of 4.5% per annum. The Square 1 Credit Agreement provides for a commitment termination date of October 30, 2015. There were $3 million of borrowings outstanding under this agreement as of September 30, 2014. For a discussion of covenants and events of default under the Square 1 Credit Agreement, please see the section below titled “Covenants and Events of Default for Debt Facilities.”

Covenants and Events of Default for Debt Facilities

Our ability to utilize each of our debt facilities as described herein is subject to compliance with various covenants and other specified requirements. The failure to comply with such requirements may result in events of default, the accelerated repayment of amounts owed under the applicable facility, often referred to as an early amortization event, and/or the termination of the facility. There are no events of default or amortization events currently existing under any of our debt facilities.

Such requirements include:

•	Financial Covenants. Financial covenants may include, among others, requirements with respect to minimum tangible net worth, maximum leverage ratio, minimum consolidated liquidity, minimum unrestricted cash, minimum interest coverage ratio and minimum operating cash flow.

•	Portfolio Performance Covenants. Portfolio performance covenants may include, among others, requirements that the pool not exceed certain stated static pool default ratios and delinquency rates and that the loan yield and the excess spread on the pool not be less than stated minimum levels. Excess spread is generally the amount by which income received by the borrower under the respective facility during a collection period (primarily interest collections and fees) exceeds its fees and expenses during such collection period (including interest expense, servicing fees and charged-off receivables).

•	Other Events. Other events may include, among others, change of control events, certain insolvency-related events, events constituting a servicer default, an inability to engage a replacement backup servicer following termination of the current backup servicer, senior management changes, the occurrence of an event of default or acceleration under other facilities, the inability or failure of us to transfer loans to the SPVs as required, failure to make required payments or deposits, ERISA related events, events related to the entry of an order decreeing dissolution that remains undischarged, events related to the entry or filing of judgments, attachments or certain tax liens that remain undischarged, and events related to breaches of terms, representations, warranties or affirmative and restrictive covenants. Restrictive covenants may, among other things, impose limitations or restrictions on our ability to pay dividends, redeem our stock, make payments in order to retire or obtain the surrender of warrants or options, or the ability of the respective borrowers thereunder to incur additional indebtedness, pay dividends, make investments, engage in transactions with affiliates, sell assets, consolidate or merge, make changes in the nature of the business, and create liens.

In the case of the subsidiary facilities, following an event of default or an early amortization event, collections on the collateral are applied to repay principal rather than being available on a revolving basis to fund the origination activities of our business. In the case of all our facilities, if an event of default occurs, the lenders under our facilities will no longer provide funding under the facilities and will be entitled to take various actions, including the acceleration of amounts due under our facilities and all actions permitted to be taken by a secured creditor, if we were unable to obtain covenant relief or obtain a waiver from the lenders for specific non-compliance matters.

While the lenders under our corporate facility have direct recourse to us as the borrower thereunder, lenders under our subsidiary facilities do not have direct recourse to us.

Moreover, we currently act as servicer with respect to the small business loans held by the subsidiaries. If we default in our servicing obligations or fail to meet certain financial covenants, an early amortization event or event of default could occur and/or we could be replaced by our backup servicer or another replacement servicer.

Early Termination Fees

Early termination fees may be payable under the ODART and ODAC facilities in the event of a termination or other permanent reductions of the revolving commitments prior to May 16, 2016 and October 23, 2015, respectively.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as they are expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investor rights agreement, that are or will be included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law. Immediately following the completion of this offering, our authorized capital stock will consist of                     shares of common stock, $0.01 par value per share, and                     shares of undesignated preferred stock, $0.01 par value per share.

Assuming the automatic conversion of all outstanding shares of our redeemable convertible preferred stock into an aggregate of 23,725,822 shares of our common stock, which will occur upon the completion of this offering, as of September 30, 2014, there were 28,080,318 shares of our common stock outstanding on an as-converted basis, held by approximately 123 stockholders of record. Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Preferred Stock

Immediately after the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to                     shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock by us could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Warrants

As of September 30, 2014, warrants to purchase 1,653,763 shares of common stock at a weighted average exercise price of $14.44 were outstanding.

As of September 30, 2014, one warrant to purchase 137,500 shares of Series C-1 preferred stock at an exercise price of $5.5258 was outstanding. Upon the closing of this offering, this warrant will become exercisable for the same number of shares of common stock.

As of September 30, 2014, warrants to purchase 15,000 shares of Series E preferred stock at an exercise price of $29.42 were outstanding. Upon the closing of this offering, these warrants will become exercisable for the same number of shares of common stock.

All of these warrants have a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Certain of the holders of the shares issuable upon exercise of our warrants are entitled to registration rights with respect to such shares as described in greater detail under the section below titled “—Registration Rights.”

Stock Options

As of September 30, 2014, there were 4,985,401 shares of our common stock issuable upon exercise of outstanding stock options pursuant to our Amended and Restated 2007 Stock Incentive Plan with a weighted average exercise price of $7.51 per share.

Registration Rights

After the completion of this offering, the holders of an aggregate of 28,431,830 shares of our common stock (including shares issuable pursuant to the exercise of warrants to purchase common stock), or their permitted transferees, are entitled to rights with respect to the registration of such shares under the Securities Act. We refer to these shares as “registrable securities.” These rights are provided under the terms of our amended and restated investors’ rights agreement between us and the holders of registrable securities, certain outstanding warrants and side letter agreements and include demand registration rights, short form registration rights and piggyback registration rights.

All demand registration rights, Form S-3 registration rights and piggyback registration rights will terminate upon the earliest to occur of: (i) (A) the sale, lease, transfer, exclusive license or other disposition of all or substantially all of our assets or (B) the closing of our merger or consolidation with another entity (except a merger or consolidation in which the holders of our capital stock would continue to hold at least a majority of the voting power of our capital stock or the capital stock of the surviving entity or the parent company of the surviving entity) or (ii) with respect to any holder of registrable securities, when such holder may sell all shares held by it in compliance with Rule 144 within any three-month period, provided that all Form S-3 registration rights and piggyback registration rights continue for three years following the completion of this offering.

We will pay the registration expenses (other than underwriting discounts and commissions) in connection with the registrations described below, including the reasonable fees and disbursements of one counsel for participating holders of registrable securities. In an underwritten offering, the underwriters have the right to limit the number of shares registered by these holders for marketing reasons, subject to certain limitations. In connection with the completion of this offering, each holder of registrable securities has agreed or will agree not to sell or otherwise dispose of any securities without the prior written consent of the underwriters for a period of 180 days after the date of this prospectus, subject to certain terms and conditions. See the section titled “Shares Eligible for Future Sale—Lock-Up Agreements” for additional information.

Demand Registration Rights

One year after the completion of this offering, the holders of 40% or more of our registrable securities may request that we register the offer and sale of their shares if the anticipated aggregate offering price of such shares, net of selling expenses, is at least $10 million, or such shares would constitute a majority of the common stock issued upon conversion of certain shares of the preferred stock outstanding immediately prior to this offering. We are not required to effect such registration (i) if we have already effected more than two demand registrations, (ii) if the initiating holders propose to dispose of registrable securities that may be immediately registered on Form S-3 or (iii) during the period beginning with the date 60 days prior to our good faith estimate of the date of filing of, and ending 90 days following the effectiveness of a registration statement relating to the initial public offering of our securities. In addition, if we determine that it would be materially detrimental to us and our stockholders to effect a demand registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to six months, provided that we do not register any of our securities or those of any other stockholder during such six-month period, other than with respect to a registration related to a company stock plan, a registration related to a transaction under Rule 145 of the Securities Act or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.

Piggyback Registration Rights

If we propose to register the offer and sale of any of our securities under the Securities Act in connection with the public offering of such securities, the holders of our registrable securities will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to a company stock plan, a registration related to a transaction under Rule 145 of the Securities Act or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.

Form S-3 Registration Rights

The holders of our registrable securities may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the sale of securities registered pursuant to such request would result in an aggregate price to the public, net of selling expenses, of at least $2 million. We are not required to effect such registration (i) during the period beginning with the date 30 days prior to our good faith estimate of the date of filing of, and ending 90 days following the effectiveness of a registration statement relating to a registration initiated by us or (ii) if we have already effected more than two Form S-3 registrations in the prior 12 months. In addition, if we determine that it would be materially detrimental to us and our stockholders to effect a Form S-3 registration, we have the right to defer such registration, not more than once in any 12-month period, for a period of up to six months, provided that we do not register any of our securities or those of any other stockholder during such six-month period, other than with respect to a registration related to a company stock plan, a registration related to a transaction under Rule 145 of the Securities Act or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, may have the effect of discouraging takeover bids. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years of the date on which it is sought to be determined whether such person is an “interested stockholder,” did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Our amended and restated certificate of incorporation and our amended and restated bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our management team, including the following:

•	Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize only our board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board will be permitted to be set only by a resolution adopted by our board. These provisions would prevent a stockholder from increasing the size of our board and then gaining control of our board by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board but promotes continuity of management.

•	Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See the section titled “Management—Board Composition” for additional information.

•	Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our Chief Executive Officer or our president, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

•	Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws will not provide for cumulative voting.

•	Directors Removed Only for Cause. Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

•	Amendment of Charter Provisions. Any amendment of the above provisions in our amended and restated certificate of incorporation would require approval by holders of at least two-thirds of our then outstanding common stock.

•	Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the stockholders, to issue up to shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021. Our shares of common stock will be issued in uncertificated form only, subject to limited circumstances.

Market Listing

We have applied to list our common stock on the New York Stock Exchange under the symbol “ONDK.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, and after giving effect to the automatic conversion of all outstanding shares of our redeemable convertible preferred stock which will occur upon the completion of this offering, based on the number of shares of our capital stock outstanding as of September 30, 2014, we will have a total of                 shares of our common stock outstanding. Of these outstanding shares, all of the shares of common stock sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase up to an additional                  shares of common stock from us in this offering, will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of all or substantially all of our equity securities have entered into or will enter into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements, subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of September 30, 2014, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares of common stock sold in this offering will be immediately available for sale in the public market;

•	beginning 181 days after the date of this prospectus, additional shares of common stock will become eligible for sale in the public market, of which shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our officers and directors and holders of substantially all of our common stock and securities convertible into or exchangeable for our common stock, have agreed or will agree that, subject to certain exceptions and under certain conditions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

The restrictions described in the immediately preceding paragraph are subject to certain exceptions as set forth in the section titled “Underwriters.”

Rule 10b5-1 Trading Plans

Certain of our employees, including our executive officers and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements described above.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, and upon expiration of the lock-up agreements described above, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering assuming no exercise by the underwriters of their option to purchase up to an additional shares of common stock from us in this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

On the date beginning 180 days after the date of this prospectus, the holders of 28,431,830 shares of our common stock (including shares issuable pursuant to the exercise of warrants to purchase common stock), or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

Equity Incentive Plans

Following the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our Amended and Restated 2007 Stock Incentive Plan, our 2014 Equity Incentive Plan and our 2014 Employee Stock Purchase Plan. The registration statement on Form S-8 will become effective immediately upon filing, and shares covered by such registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock to non-U.S. holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed or subject to differing interpretations, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances, including the impact of the tax on net investment income imposed by Section 1411 of the Code, or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	mutual funds;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	grantor trusts;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, a non-U.S. holder (other than a partnership or other entity treated as such for U.S. federal income tax purposes) is any beneficial owner that, for U.S. federal income tax purposes, is not a U.S. person. The term U.S. person means:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has a valid election in effect to be treated as a U.S. person.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding our common stock, you should consult your tax advisor regarding the tax consequences to you from the partnership’s purchase, ownership and disposition of our common stock.

Distributions on our Common Stock

As described in the section titled “Dividend Policy,” we do not anticipate making any distributions on our common stock following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as capital gain as described below under the section titled “—Gain on Sale or Other Dispositions of our Common Stock.”

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividends are attributable to a permanent establishment maintained by you in the United States) are includible in your gross income in the taxable year received, and are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder should consult its tax advisor regarding its possible entitlement to benefits under an income tax treaty.

Gain on Sale or Other Dispositions of Our Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, your common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale at regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses, even though you are not considered a resident of the United States, provided you have timely filed U.S. federal income tax returns with respect to such losses. Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of these rules on their investment in our common stock.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of his or her death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence or establishment.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8.

Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner

Common Stock Held by or through Foreign Entities

Sections 1471-1474 of the Code and the Treasury regulations issued thereunder generally impose a U.S. federal withholding tax of 30% on dividends, and the gross proceeds of a disposition of our common stock, paid to a “foreign financial institution” (as defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), unless such institution otherwise qualifies for an exemption under these rules. A U.S. federal withholding tax of 30% also generally applies to dividends and the gross proceeds of a disposition of our common stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any “substantial United States owners” (as defined under these rules) or furnishes identifying information regarding each substantial United States owner, unless such entity otherwise qualifies for an exemption under these rules. The withholding obligations under these rules with respect to the gross proceeds of a sale or other disposition of our common stock will not begin until January 1, 2017. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Thus, if you hold our common stock through a foreign financial institution or foreign entity, all or a portion of any payments made to you with respect to our common stock may be subject to 30% withholding. Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of these rules on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
Jefferies LLC
Raymond James & Associates, Inc.
Stifel, Nicolaus & Company, Incorporated Needham & Company, LLC
Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have applied to list our common stock on the New York Stock Exchange under the symbol “ONDK.”

We and all directors and officers and the holders of     % of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the restricted period):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; provided that we may issue up to 5% of our capital stock in connection with one or more acquisitions or strategic transactions completed during the restricted period;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we agree that we will not, during the restricted period, file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

In the event that a release of the foregoing restrictions is granted to any director, officer or 1% or greater equity holder, we are obligated to release each of our equity holders on a pro rata basis. Such pro rata release shall not apply to (i) releases to any individual party in an amount less than or equal to 100,000 shares (ii) any primary or secondary public offering or underwritten sale during the restricted period, or (iii) a release due to personal hardship.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of securities pursuant to the terms of the underwriting agreement;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in this offering or in open market transactions after the completion of the offering of the shares; provided that during the restricted period no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such transactions;

•

transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock (i) to the spouse, domestic partner, parent, sibling, child or grandchild (each, an immediate family member) of the holder or to a trust formed for the benefit of the holder or of an immediate family member of the holder, (ii) by a bona fide gift, will or intestacy, (iii) if the holder is a corporation, partnership, limited liability company or other business entity (A) to another corporation, partnership, limited liability company or other business entity that controls, is controlled by or is under common control with the holder or (B) as part of a disposition, transfer or distribution by the holder to its equity holders or (iv) if the holder is a trust, to a trustor or beneficiary of the trust; provided that in the case of any transfer or distribution pursuant to this exception, (i) each donee, transferee or distributee shall sign and deliver a lock-up letter substantially in the form entered into by the holder and (ii) no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

•	the receipt by the holder from us of shares of common stock upon the vesting of restricted stock awards or other securities convertible into common stock or upon the exercise of options or warrants, or the transfer of shares of common stock or any securities convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the holder in connection with such vesting or exercise; provided that no filing under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the holder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	the transfer of shares of common stock (or any security convertible into or exercisable or exchangeable for common stock) held by the party subject to the lock-up restrictions that occurs by operation of law, pursuant to a qualified domestic order or in connection with a divorce settlement; provided that each transferee shall sign and deliver, prior to such transfer, a lock-up letter substantially in the form executed by the party subject to the lock-up restrictions; provided, further, that if the party subject to the lock-up restrictions is required to file a report under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock during the restricted period, the party subject to the lock-up restrictions shall include a statement in such report to the effect that such transfer was made pursuant to a domestic order or divorce settlement; or

•	the transfer of shares of common stock (or any security convertible into or exercisable or exchangeable for common stock) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the common stock involving a change in control that has been approved by our board of directors, provided that in the event that the tender offer, merger, consolidation or other such transaction is not completed, the common stock owned by the party subject to the lock-up restrictions shall remain subject to such restrictions.

Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. In the event Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated release any common stock and other securities subject to the lock-up agreements held by our officers and directors, we have agreed to publicly announce the impending release or waiver at least two business days before the effective date of the release or waiver.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

Deutsche Bank Securities Inc. acted as sole bookrunner in connection with our OnDeck Asset Securitization Trust LLC, or ODAST, in May 2014. In addition, an affiliate of Deutsche Bank Securities Inc. acts as (i) administrative and collateral agent for our OnDeck Account Receivables Trust 2013-1 LLC, or ODART, for which services such affiliate receives customary fees, and is a lender under the ODART debt agreement and (ii) paying agent and collateral agent under a $75 million credit facility entered into in August 2014, the 2014 Credit Facility, for which such affiliate receives customary fees, and is a lender under the 2014 Credit Facility.

An affiliate of Jefferies LLC serves as the administrative agent under the 2014 Credit Facility, for which such affiliate receives customary fees, and is a lender under the 2014 Credit Facility. In addition, an affiliate of Jefferies LLC purchases loans in our OnDeck Marketplace.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this prospectus nor any other offering or marketing material relating to us, the offering or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus or taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance

(Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. The underwriters are being represented by Orrick, Herrington & Sutcliffe LLP, New York, New York in connection with this offering.

EXPERTS

The consolidated financial statements of On Deck Capital, Inc. and subsidiaries as of December 31, 2013 and 2012, and for each of the two years in the period ended December 31, 2013 audited by Ernst & Young LLP have been included in reliance on their report given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.ondeck.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

On Deck Capital, Inc. and subsidiaries

We have audited the accompanying consolidated balance sheets of On Deck Capital, Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of On Deck Capital, Inc. and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

New York, New York

September 29, 2014

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31,
	2012	2013
Assets
Cash and cash equivalents	$7,386	$4,670
Restricted cash	9,195	14,842
Loans	90,975	222,521
Less: Allowance for loan losses	(9,288)	(19,443)

Loans, net of allowance for loan losses	81,687	203,078
Loans held for sale	—	1,423
Deferred debt issuance costs	2,440	2,327
Property, equipment and software, net	4,005	7,169
Other assets	1,797	1,941

Total assets	$106,510	$235,450

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Liabilities:
Accounts payable	$1,731	$1,161
Interest payable	1,173	1,120
Funding debt	96,297	188,297
Corporate debt	8,000	15,000
Warrant liability	707	4,446
Accrued expenses and other liabilities	2,535	6,563

Total liabilities	110,443	216,587

Commitments and contingencies (Note 15)

Redeemable convertible preferred stock:
Series A preferred stock, par value $.01, 2,976,680 shares authorized; 2,976,680 and 2,219,331, shares issued and outstanding at December 31, 2012 and 2013, respectively	3,250	2,559
Series B preferred stock, par value $.01, 5,677,581 shares authorized; 5,423,361 and 5,377,631 shares issued and outstanding at December 31, 2012 and 2013, respectively	21,838	22,918
Series C preferred stock, par value $.01, 4,867,769 shares authorized, 4,867,769 shares issued and outstanding at December 31, 2012 and 2013	23,113	24,749
Series C-1 preferred stock, par value $.01, 1,500,000 shares authorized; 850,556 shares issued and outstanding at December 31, 2012 and 2013	5,025	5,401
Series D preferred stock, par value $.01, 7,233,878 shares authorized; 7,233,878 shares issued and outstanding at December 31, 2013	—	62,716

Total redeemable convertible preferred stock	53,226	118,343

Stockholders’ deficit:
Common stock—$0.01 par value, 24,000,000 and 31,964,661 shares authorized and 2,382,752 and 2,233,807 shares issued and outstanding at December 31, 2012 and 2013, respectively	31	38
Treasury stock—at cost	(483)	(5,656)
Additional paid-in capital	739	1,614
Accumulated deficit	(57,446)	(95,476)

Total stockholders’ deficit	(57,159)	(99,480)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$106,510	$235,450

The accompanying notes are an integral part of these consolidated financial statements.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2012	2013
Revenue:
Interest income	$25,273	$62,941
Gain on sales of loans	—	788
Other revenue	370	1,520

Gross revenue	25,643	65,249

Cost of revenue:
Provision for loan losses	12,469	26,570
Funding costs	8,294	13,419

Total cost of revenue	20,763	39,989

Net revenue	4,880	25,260

Operating expenses:
Sales and marketing	6,633	18,095
Technology and analytics	5,001	8,760
Processing and servicing	2,919	5,577
General and administrative	6,935	12,169

Total operating expenses	21,488	44,601

Loss from operations	(16,608)	(19,341)

Other (expense) income:
Interest expense	(88)	(1,276)
Warrant liability fair value adjustment	(148)	(3,739)

Total other (expense) income	(236)	(5,015)

Loss before provision for income taxes	(16,844)	(24,356)
Provision for income taxes	—	—

Net loss	(16,844)	(24,356)
Series A and Series B preferred stock redemptions	—	(5,254)
Accretion of dividends on redeemable convertible preferred stock	(3,440)	(7,470)

Net loss attributable to common stockholders	$(20,284)	$(37,080)

Net loss per common share:
Basic and diluted	$(8.54)	$(17.28)

Pro forma, basic and diluted (unaudited)		$(0.96)

Weighted-average common shares outstanding:
Basic and diluted	2,375,220	2,146,013

Pro forma, basic and diluted (unaudited)		21,544,497

The accompanying notes are an integral part of these consolidated financial statements

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Deficit

Years Ended December 31, 2012 and 2013

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital			Total Stockholders’ Deficit
	Shares	Amount		Accumulated Deficit	Treasury Stock
Balance—January 1, 2012	3,092,070	$31	$467	$(37,162)	$(479)	$(37,143)
Stock-based compensation	—	—	244	—	—	244
Exercise of warrants	10,388	—	6	—	—	6
Exercise of stock options	36,221	—	22	—	(4)	18
Accretion of dividends on redeemable convertible preferred stock	—	—	—	(3,440)	—	(3,440)
Net loss	—	—	—	(16,844)	—	(16,844)

Balance—December 31, 2012	3,138,679	$31	$739	$(57,446)	$(483)	$(57,159)
Stock-based compensation	—	—	448	—	—	448
Redemption of preferred stock—Series A and B	—	—	—	(5,254)	—	(5,254)
Issuance of common stock warrant	—	—	45	—	—	45
Redemption of warrants	—	—	—	(950)	—	(950)
Exercise of stock options	613,603	7	382	—	—	389
Redemption of common stock	—	—	—	—	(5,173)	(5,173)
Accretion of dividends on redeemable convertible preferred stock	—	—	—	(7,470)	—	(7,470)
Net loss	—	—	—	(24,356)	—	(24,356)

Balance—December 31, 2013	3,752,282	$38	$1,614	$(95,476)	$(5,656)	$(99,480)

The accompanying notes are an integral part of these consolidated financial statements

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2012	2013
Cash flows from operating activities
Net loss	$(16,844)	$(24,356)
Adjustments to reconcile net loss to net cash provided by in operating activities:
Provision for loan losses	12,469	26,570
Depreciation and amortization	1,545	2,645
Amortization of debt issuance costs	1,068	2,184
Stock-based compensation	229	438
Debt discount	—	959
Preferred stock warrant issuance and warrant liability fair value adjustment	524	3,739
Common stock warrant issuance	—	45
Changes in operating assets and liabilities:
Other assets	(1,253)	(143)
Accounts payable	1,430	(570)
Interest payable	286	(53)
Accrued expenses and other liabilities	2,228	4,028
Originations of loans held for sale	—	(18,937)
Sales of loans held for sale	—	17,514

Net cash provided by operating activities	1,682	14,063

Cash flows from investing activities
Change in restricted cash	(2,459)	(5,647)
Purchases of property, equipment and software	(1,843)	(3,705)
Capitalized internal-use software	(1,336)	(2,093)
Originations of term loans and lines of credit, excluding rollovers into new originations	(152,498)	(380,357)
Change in net deferred origination costs	197	(5,858)
Repayments of term loans and lines of credit	98,806	238,253

Net cash used in investing activities	(59,133)	(159,407)

Cash flows from financing activities
Proceeds from exercise of stock options and warrants	24	389
Redemption of common stock and warrants	—	(6,123)
Proceeds from the issuance of redeemable convertible preferred stock	4,675	49,717
Redemption of preferred stock	—	(6,282)
Proceeds from the issuance of debt	166,677	216,860
Payments of debt issuance costs	(2,720)	(2,071)
Repayment of debt	(106,644)	(109,862)

Net cash provided by financing activities	62,012	142,628

Net increase (decrease) in cash and cash equivalents	4,561	(2,716)
Cash and cash equivalents at beginning of year	2,825	7,386

Cash and cash equivalents at end of year	$7,386	$4,670

Supplemental disclosure of other cash flow information
Cash paid for interest	$9,674	$10,616

Supplemental disclosures of non-cash investing and financing activities

Stock-based compensation included in capitalized internal-use software	$15	$10

Unpaid principal balance of term loans rolled into new originations	$20,748	$59,623

Conversion of debt to redeemable convertible preferred stock	$—	$8,959

Accretion of dividends on redeemable convertible preferred stock	$3,440	$7,470

The accompanying notes are an integral part of these consolidated financial statements.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Organization

On Deck Capital, Inc.’s (“OnDeck” and collectively with its subsidiaries “the Company”) principal activity is providing financing products to small businesses located throughout the United States, including term loans (typically three to twenty-four months in duration for $5,000-$250,000) and lines of credit. The Company uses technology and analytics to aggregate data about a business and then quickly and efficiently analyzes the creditworthiness of the business using the Company’s proprietary credit-scoring model.

OnDeck originates most of the loans in its portfolio and also purchases loans from Bank of Internet Federal Bank (“BofI”). OnDeck subsequently transfers most loans into one of its wholly owned subsidiaries. As of December 31, 2013, the Company has five wholly owned subsidiaries related to asset-backed revolving debt facilities that include: Small Business Asset Fund 2009 LLC (“SBAF”), Fund for ODC Receivables (“FOR”), SBLP II LLC (“SBLP II”), OnDeck Account Receivables Trust 2013-1 LLC (“ODART”) and On Deck Asset Company LLC (“ODAC”) (collectively, the “Subsidiaries”). FOR has been dormant since July 2, 2012. Subsidiaries acquire loans originated or purchased by OnDeck and hold them for the sole benefit of the lenders of each subsidiary. Each subsidiary has specific criteria for the loans that can be transferred into the entity, such as term, size and industry concentration.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of OnDeck and its wholly owned subsidiaries: SBAF, SBLP II, ODART, ODAC and FOR. All intercompany transactions and accounts have been eliminated in consolidation.

Unaudited Pro Forma Presentation

The Company intends to confidentially submit a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the “SEC”) for the proposed initial public offering (“IPO”) of shares of its common stock. Upon the consummation of the IPO, subject to certain requirements described in Note 8, all of the redeemable convertible preferred stock outstanding will convert into common stock and all preferred stock warrants outstanding will convert into common stock warrants.

The unaudited pro forma net loss per common share for the year ended December 31, 2013 assumes completion of the IPO and the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 20,549,165 shares of common stock as if such shares converted as of January 1, 2013 or at the time of issuance, if later.

The Company believes that the unaudited pro forma net loss per common share provides material information to investors because the conversion of the redeemable convertible preferred stock into common stock is expected to occur upon the closing of the Company’s IPO and, therefore, the disclosure of pro forma net loss per common share provides a measure of net loss per common share that is more comparable to what will be reported as a public company.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include servicing assets/liabilities, the useful lives of long-lived assets, capitalizable software development costs, allowance for loan losses, valuation of warrants, valuation allowance for deferred tax assets and stock-based compensation expense. The Company bases its estimates on historical experience, current events and other factors it believes to be reasonable under the circumstances. These estimates and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions.

Comprehensive Loss

There are no significant items of comprehensive loss other than net loss for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents include checking, savings and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents funds held in demand deposit accounts as reserves on certain debt facilities and as collateral for BofI transactions. The Company has no ability to draw on the restricted accounts.

Loans and Loans Held for Sale

Loans

The Company originates term loans and lines of credit (collectively, “loans”) that are generally short term in nature, and require daily or weekly repayments. Through origination of loans the Company has the right to place a lien on the general assets of the customer by filing a UCC claim, which may not be perfected. Loans are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the balance sheet dates. In accordance with Accounting Standards Codification (“ASC”) Subtopic 310-20, Nonrefundable Fees and Other Costs, the amortized cost of a loan is equal to the unpaid principal balance, plus net deferred origination costs. Additionally, when a term loan is originated in conjunction with the extinguishment of a previously issued term loan, management determines whether this is a new loan or a modification to an existing loan in accordance with ASC 310-20. If accounted for as a new loan, rather than a modification, any remaining unamortized net deferred costs are recognized when the new loan is originated. Net deferred origination costs are comprised of certain direct origination costs, net of all loan origination fees received. Direct origination costs in excess of loan origination fees received are included in the loan balance and amortized over the term of the loan using the effective interest method. Loan origination costs are limited to direct costs attributable to originating a loan, including commissions and personnel costs directly related to the time spent by those individuals performing activities related to loan origination.

Loan origination fees include fees charged to the borrowers that increase the loan’s effective interest yield and other fees charged related to origination. The Company has the ability and intent to hold these loans to maturity.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Loans Held for Sale

In October 2013, the Company started a program whereby the Company originates and sells certain loans to third-party institutional investors and retains servicing rights. The Company sells whole loans to purchasers in exchange for a cash payment. Determination to hold or sell a loan is made within three days of initial funding. Loans held for sale are recorded at the lower of cost or market until the loans are sold. Cost of loans held for sale is inclusive of unpaid principal plus net deferred origination costs.

The Company evaluates whether a servicing asset or liability has been incurred. The Company estimates the fair value of the loan servicing asset or liability considering the contractual servicing fee revenue, adequate compensation for its servicing obligation, the non-delinquent principal balances of loans and projected servicing revenues over the remaining lives of the loans. As of December 31, 2012 and 2013, the Company serviced an unpaid principal amount of $0 and $16.0 million of term loans for others, respectively, and determined that no servicing asset or liability is necessary.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL.

The Company evaluates the creditworthiness of its portfolio on a pooled basis, due to its composition of small, homogenous loans with similar general credit risk characteristics and diversified among variables including industry and geography. The Company uses a proprietary forecast loss rate at origination for new loans that have not had the opportunity to make payments when they are first funded. The allowance is subjective as it requires material estimates, including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, seasonality, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond management’s control. Any combination of the aforementioned factors may adversely affect the Company’s loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for credit losses, which could impact future periods. In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date.

Accrual for Unfunded Loan Commitments and Off-Balance Sheet Credit Exposures

In September 2013, the Company introduced a line of credit product. The Company estimates probable losses on unfunded loan commitments similarly to the ALLL process and includes the calculated amount in accrued expenses and other liabilities. The Company believes the accrual for unfunded loan commitments is sufficient to absorb estimated probable losses related to these unfunded credit facilities. The determination of the adequacy of the accrual is based on evaluations of the unfunded credit facilities, including an assessment of the probability of commitment usage, credit risk factors for lines of credit outstanding to these customers and the terms and expiration dates of the unfunded credit facilities. As of December 31, 2013, the Company’s off-balance sheet credit exposure related to the undrawn line of credit balances was $2.2 million. The accrual for unfunded loan commitments was $13,000. Net adjustments to the accrual for unfunded loan commitments are charged to the provision for loan losses.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Accrual for Third-Party Representations

As a component of the loan sale agreements, the Company has made certain representations to third parties that purchase loans. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans, such as delinquent/fraudulent loan repurchase obligations or excess loss indemnification obligations, would be accrued if probable and estimable in accordance with ASC 450, Contingencies. There are no restricted assets related to these agreements. As of December 31, 2012 and 2013, the Company has not incurred any significant losses and has no estimable and probable obligations requiring accrual.

Nonaccrual Loans, Restructured Loans and Charged Off Loans

The Company considers a loan to be delinquent when the daily or weekly payments are one day past due. The Company stops recognizing interest income on loans that are delinquent and non-paying. Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in management’s judgment, will continue to make periodic principal and interest payments as scheduled.

As part of its effort to maximize receipts, the Company may agree to revised payment plans with certain borrowers who have experienced or are expected to experience difficulty in meeting the loan’s contractually required payments. The Company’s loan revision policy only allows for delays in payment. Management evaluates the significance of the modifications compared to original terms. To date, all modifications have been insignificant relative to the loans.

After the 90th day of delinquency, the Company will make an initial assessment of whether an individual loan should be charged off based on payment status and information gathered through collection efforts. A loan is charged off when the Company determines it is probable that it will be unable to collect all of the originally scheduled principal payments according to the contractual terms of the original loan agreement.

Deferred Debt Issuance Costs and Debt

The Company borrows from various lenders to finance its lending activities and general corporate operations. Costs incurred in connection with financing, such as banker fees, origination fees and legal fees, are classified by management as deferred debt issuance costs. Management capitalizes these costs and amortizes them over the expected life of the related financing agreements using the effective interest method. The related fees are expensed immediately upon early extinguishment of the debt; in a debt modification, the initial issuance costs and any additional fees incurred as a result of the modification are deferred over the term of the new agreement.

Interest expense and amortization of deferred debt issuance costs incurred on debt used to fund loan originations are recorded as funding costs in the consolidated statements of operations and calculated using the effective interest yield method. Interest expense and amortization of deferred debt issuance costs incurred on debt used to fund general corporate operations are recorded as interest expense, a component of other expense, in the consolidated statements of operations and calculated using the effective interest yield method.

Property, Equipment and Software

Property, equipment and software consists of computer and office equipment, purchased software, capitalized internal-use software costs and leasehold improvements. Property, equipment and software are stated at cost less accumulated depreciation and amortization. Computer and office equipment and purchased software are depreciated

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated lives of the improvements.

In accordance with ASC subtopic 350-40, Internal-Use Software, the costs to develop software for the Company’s website and other internal uses are capitalized beginning when the preliminary project stage is completed, management has authorized funding and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal-use software costs primarily include salaries and payroll-related costs for employees directly involved in the development efforts, software licenses acquired and fees paid to outside consultants.

Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally three years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. Recoverability of the long-lived asset is measured by comparing the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be generated. If such assets are not recoverable, the impairment to be recognized is measured as the excess carrying amount. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell. During 2012 and 2013, no impairments of long-lived assets were deemed necessary.

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is redeemable at the option of the holder after the passage of time and, therefore, has been classified outside of permanent equity in accordance with the SEC Staff Accounting Bulletin (“SAB”) Topic 3C, Redeemable Preferred Stock. The Company makes periodic accretions to the carrying amount of the redeemable convertible preferred stock so that the carrying amount will equal the redemption amount at the earliest redemption date, February 25, 2019. When preferred stock warrants are exercised for shares of redeemable convertible preferred stock and the fair value of the redeemable preferred stock on the date of exercise of the warrants is more than the redemption amount of the preferred stock, the carrying amount of the preferred stock is recorded at its fair value on the date of issuance on the balance sheet.

Preferred Stock Warrants

The Company issues warrants for certain series of its redeemable convertible preferred stock to third parties in connection with certain agreements. As the warrant holders have the right to demand their preferred shares to be settled in cash after the passage of time, the Company records the warrants as liabilities. The Company values the warrants at each balance sheet date using the Black-Scholes-Merton Option Pricing Model. Any change in warrant value is recorded through a warrant liability fair value adjustment in the consolidated statements of operations.

The fair value of warrants issued in association with new debt agreements is treated as a debt discount and reduces the initial carrying value of the related debt. The discount is amortized as interest expense and is accreted to the note carrying value using the effective interest method over the term of the notes. The fair value of warrants issued in association with consulting agreements and banking arrangements is treated as consulting expense and bank fees, respectively, and are recorded as an operating expense in the statements of operations. Agreements and arrangements with periods of performance are amortized over the contractual period of the services.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Revenue Recognition

Interest Income

The Company generates revenue primarily through interest and origination fees earned on loans originated and held to maturity.

The Company recognizes interest and origination fee revenue over the terms of the underlying loans using the effective interest method on unpaid principal amounts. Origination fees collected but not yet recognized as revenue are netted with direct origination costs and recorded as a component of loans in the consolidated balance sheets.

Borrowers who elect to prepay term loans are required to pay interest and fees that would have been assessed had the loans been repaid over their original terms. As a result, revenue recognition is not impacted by estimates for prepayments.

Gain on Sales of Loans

In October 2013, the Company started a program whereby the Company originates and sells certain loans to third-party purchasers and retains servicing rights. The Company accounts for the loan sales in accordance with ASC Topic 860, Transfers and Servicing. In accordance with this guidance, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale if all of the following conditions are met:

1.	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors.

2.	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets.

3.	The transferor does not maintain effective control of the transferred assets.

For the year ended December 31, 2013, all sales met the requirements for sale treatment under the guidance for Transfers and Servicing. The Company records the gain or loss on the sale of a loan at the sale date in an amount equal to the proceeds received less outstanding principal and net deferred origination costs.

Other Revenue

The Company retains servicing rights on sold loans and recognizes servicing revenue on current outstanding loan principal balances of the sold loans as a component of other revenue. In accordance with ASC Topic 860, Transfers and Servicing of Financial Assets, the Company has not recognized a servicing asset or liability as the benefits of servicing are just adequate to compensate the Company for its servicing responsibilities. Other revenue also includes marketing fees earned from our bank partners, which are recognized as the related services are provided, and monthly fees charged to customers for the Company’s line of credit products.

Stock-Based Compensation

In accordance with ASC Topic 718, Compensation—Stock Compensation, all stock-based compensation made to employees is measured based on the grant-date fair value of the awards and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (the vesting period). The Company uses the Black-Scholes-Merton Option Pricing Model to estimate

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

the fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Advertising Costs

Advertising costs are expensed as incurred and are included in the sales and marketing line item in the consolidated statements of operations. For the years ended December 31, 2012 and 2013, advertising costs totaled $1.2 million and $7.2 million, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company did not have any accrued interest or penalties associated with uncertain tax positions as of December 31, 2012 and 2013.

The Company files income tax returns in the United States for federal and various state jurisdictions. The Company is no longer subject to U.S. federal, state, and local income tax examinations for years prior to 2010, although carryforward attributes that were generated prior to 2010 may still be adjusted upon examination by the Internal Revenue Service if used in a future period. No income tax returns are currently under examination by taxing authorities.

Fair Value Measurement

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require the Company to develop its own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

use of option pricing models, discounted cash flows, or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Basic and Diluted Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. The Company computes net loss per common share using the two-class method required for participating securities. The Company considers all series of redeemable convertible preferred stock to be participating securities due to their cumulative dividend rights. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings, are subtracted from net income or loss to determine total undistributed earnings or losses to be allocated to common stockholders. All participating securities are excluded from basic weighted-average common shares outstanding.

Diluted net loss per common share includes the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” or “if converted” methods, as applicable. Diluted net loss per common share is computed under the two-class method by using the weighted-average number of common shares outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options, warrants and convertible preferred stock. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities under the “if converted” method when calculating diluted earnings per share in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period. The Company reports the more dilutive of the approaches (two-class or “if converted”) as its diluted net income per share during the period. Due to net losses for the years ended December 31, 2012 and 2013, basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

Recently Adopted Accounting Pronouncements

Effective January 1, 2012, the Company adopted FASB ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC Topic 820, Fair Value Measurement. The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. The adoption of these provisions resulted in additional disclosures in the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which amends ASC Topic 740, Income Taxes. ASU 2013-11 requires entities to present unrecognized tax benefits as a liability and not combine it with deferred tax assets to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date. This accounting standard will be effective for the Company beginning January 1, 2014. The adoption of these provisions is not expected to have a significant impact on the Company’s consolidated financial statements.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

In May 2014, the FASB issued ASU 2014-09, Revenue Recognition, which creates ASC 606, Revenue from Contracts with Customers, and supersedes ASC 605, Revenue Recognition. ASU 2014-09 requires revenue to be recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This accounting standard is effective for interim and annual periods beginning after December 15, 2016. The Company is currently assessing the impact this accounting standard will have on its consolidated financial statements.

3. Net Loss Per Common Share

Basic and diluted net loss per common share is calculated as follows (in thousands, except share and per share data):

	Year Ended December 31,
	2012	2013
Numerator:
Net loss	$(16,844)	$(24,356)
Less: Series A and B preferred stock redemptions	—	(5,254)
Less: Accretion of dividends on the redeemable convertible preferred stock	(3,440)	(7,470)

Net loss attributable to common stockholders	$(20,284)	$(37,080)

Denominator:
Weighted-average common shares outstanding, basic and diluted	2,375,220	2,146,013

Net loss per common share, basic and diluted	$(8.54)	$(17.28)

Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. The following common share equivalent securities have been excluded from the calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Year Ended December 31,
	2012	2013
Anti-Dilutive Common Share Equivalents
Redeemable convertible preferred stock:
Series A	2,976,680	2,219,331
Series B	5,423,361	5,377,631
Series C	4,867,769	4,867,769
Series C-1	850,556	850,556
Series D	—	7,233,878
Warrants to purchase redeemable convertible preferred stock	696,884	696,884
Warrants to purchase common stock	2,221,817	2,028,533
Stock options	3,171,396	3,907,485

Total anti-dilutive common share equivalents	20,208,463	27,182,067

Pro Forma Net Loss Per Common Share (unaudited)

The numerator and denominator used in computing pro forma net loss per common share for the year ended December 31, 2013 have been adjusted to assume the conversion of all outstanding shares of redeemable

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

convertible preferred stock to common stock as of the beginning of the period or at the time of issuance, if later, with the exception of redeemable convertible preferred stock redeemed during the year and therefore excluded from the numerator. The adjustment also assumes the reclassification of the outstanding warrant liabilities to additional paid-in capital as of the beginning of the period. Pro forma net loss per share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

The following table presents the calculation of pro forma basic and diluted net loss per common share (in thousands, except share and per share data) for the year ended December 31, 2013:

Year ended December 31, 2013
Numerator:
Net loss attributable to common shareholders	$(37,080)
Plus: accretion of dividends on redeemable convertible preferred stock	7,470
Plus: changes in fair value of the preferred stock warrant liabilities	3,739

Pro forma numerator for basic and diluted loss per share	$(25,871)

Denominator:
Denominator for basic and diluted net loss per share—weighted average shares	2,146,013
Plus: conversion of redeemable convertible preferred stock to common stock—weighted average shares(1)	19,398,484

Pro forma denominator for basic and diluted loss per share—weighted average shares	21,544,497

Pro forma basic and diluted loss per share	$(1.20)

(1)	The weighted average shares of redeemable convertible preferred stock converted to common stock as of December 31, 2013:

	Total shares outstanding	Weighted Average Shares Outstanding
Series A - Series C-1 (issued prior to January 1, 2013)	13,315,287	13,315,287
Series D (first round issued February 7, 2013)	5,190,058	4,649,723
Series D (second round issued April 7, 2013)	2,043,820	1,433,474

Total redeemable convertible preferred stock converted to common stock	20,549,165	19,398,484

4. Interest Income

Interest income was comprised of the following components for the year ended December 31 (in thousands):

	2012	2013
Interest on unpaid principal balance	$15,082	$51,706
Amortization of net deferred origination costs	10,191	11,235

Total interest income	$25,273	$62,941

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

5. Loans, Allowance for Loan Losses and Loans Held for Sale

Loans consisted of the following as of December 31 (in thousands):

	2012	2013
Term loans	$90,276	$213,570
Lines of credit	—	2,396

Total unpaid principal balance	90,276	215,966
Net deferred origination costs	699	6,555

Total loans	$90,975	$222,521

The activity in the allowance for loan losses for the years ended December 31, 2012 and 2013 consisted of the following (in thousands):

	2012	2013
Balance at January 1	$3,662	$9,288
Provision for loan losses	12,469	26,570
Loans charged off	(6,881)	(17,651)
Recoveries of loans previously charged off	38	1,236

Allowance for loan losses at December 31	$9,288	$19,443

OnDeck originates most of the loans in its portfolio and also purchases loans from issuing bank partners. Purchases of financing receivables for the years ended December 31, 2012 and 2013 were $36.6 million and $73.5 million, respectively.

In 2013, the Company began selling previously charged-off loans to a third-party debt collector. The proceeds from these sales are recorded as a component of the recoveries of loans previously charged off.

Below is a table that illustrates the loan balance related to non-delinquent, paying and non-paying delinquent loans and the corresponding allowance for loan losses as of December 31, 2012 and 2013 (in thousands):

	2012	2013
	Unpaid Principal Balance	Unpaid Principal Balance
Non-delinquent loans	$77,862	$191,849
Delinquent: paying (accrual status)	8,139	17,473
Delinquent: non-paying (non-accrual status)	4,275	6,644

Total	$90,276	$215,966

The balance of the allowance for loan losses for non-delinquent loans was $3.7 million and $9.8 million as of December 31, 2012 and December 31, 2013, respectively, while the balance of the allowance for loan losses for delinquent loans was $5.6 million and $9.6 million as of December 31, 2012 and December 31, 2013, respectively.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following table shows an aging analysis of term loans by delinquency status as of December 31, 2012 and 2013 (in thousands):

	2012	2013
By delinquency status:
Non-delinquent loans	$77,862	$191,849
1-14 calendar days past due	4,358	7,658
15-29 calendar days past due	3,059	4,237
30-59 calendar days past due	2,253	5,206
60-89 calendar days past due	1,756	3,648
90 + calendar days past due	988	3,368

Total unpaid principal balance	$90,276	$215,966

Loans Held for Sale

Loans held for sale consisted of the following as of December 31 (in thousands):

	2012	2013
Loans held for sale	$—	$1,320
Net deferred origination costs	—	103

Loans held for sale, net	$—	$1,423

6. Property, Equipment and Software, net

Property, equipment and software, net, consisted of the following as of December 31 (in thousands):

	Estimated Useful Life	2012	2013
Computer/office equipment	36 months	$1,169	$2,419
Capitalized internal-use software	36 months	5,243	7,628
Leasehold improvements	Life of lease	1,528	3,702

Total property, equipment and software, at cost		7,940	13,749
Less accumulated depreciation and amortization		(3,935)	(6,580)

Property, equipment and software, net		$4,005	$7,169

Amortization expense on capitalized internal-use software costs was $1.0 million and $1.2 million for the years ended December 31, 2012 and 2013, respectively, and is included in accumulated depreciation and amortization in the consolidated statements of operations.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

7. Debt

The following table summarizes the Company’s outstanding debt as of December 31, 2012 and December 31, 2013:

Description	Type	Maturity Date	Interest Rate	December 31, 2012	December 31, 2013
				(in thousands)
Funding Debt:
SBLP II Agreement	Revolving	July 2014	7.8%	$58,072	$84,990
ODART Agreement	Revolving	August 2015	4.7%	—	52,253
ODAC Agreement	Revolving	October 2015	8.4%	—	24,374
SBAF Agreement	Revolving	Ongoing	8.6%	10,283	18,680
LH Agreement	Revolving	December 2014 Extinguished August 2013	16.0%	10,652	—
SF Agreement	Revolving	December 2014 Extinguished August 2013	16.0%	17,290	—
SSL&SA	Revolving	July 2014	16.0%	—	8,000

				96,297	188,297
Corporate Debt:
Square 1 Agreement	Revolving	September 2015	5.0%	—	15,000
Convertible Note	Convertible Note	March 2015 Extinguished February 2013	6.0%	8,000	—

				$104,297	$203,297

In April 2009, and as subsequently amended, SBAF entered into a Loan and Security Agreement (the “SBAF Agreement”) with certain lenders and Deutsche Bank Trust Company Americas as collateral agent. All assets of SBAF are pledged as collateral for the outstanding principal. Interest is accrued monthly at variable rates that, as of December 31, 2013, range from 8% to 13% per annum. Principal plus any reinvested interest is repaid in 12 equal monthly installments.

In March 2010, FOR entered into a revolving credit agreement (the “FOR Agreement”) with Fortress Credit Co LLC (“Fortress”). The FOR Agreement was terminated on July 2, 2012 and the aggregate amount outstanding of $28.8 million was paid at that time. The modification of the FOR Agreement was done in connection with the commencement of the SBLP II Agreement and is described further below. As of December 31, 2013, there were no amounts payable.

In July 2012, and as subsequently amended, SBLP II entered into a $100 million revolving credit agreement (the “SBLP II Agreement”) with Goldman Sachs Bank USA (“Goldman Sachs”) and Fortress. Each lender advances up to 85% of the principal of loans sold to SBLP II. All assets and stock of SBLP II are pledged as collateral for the outstanding principal. Interest is accrued equal to the applicable margin plus the base rate (2.25% floor) or Daily LIBOR (1.25% floor), depending on the type of loan. The average interest rate at December 31, 2013 was 7.75% per annum. Interest and principal are paid monthly. As of December 31, 2013, the SBLP II Agreement had available funds of $15 million. As of December 31, 2012, prior to the 2013 amendment that increased the revolving credit amount from $80 million to $100 million, the SBLP II Agreement had available funds of $21.9 million.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

In July 2012, and as subsequently amended, the Company entered into loan and security agreements (the “LH and SF Agreements”) with Lighthouse Capital Partners VI, L.P. (“Lighthouse Capital”) and certain entities, including SF Capital Investments, LP and SF Capital Partners, LP (collectively, to the extent of their participation referred to as “SF Capital”.) Lighthouse Capital advanced $10.8 million and SF Capital advanced $17.5 million to the Company. The LH and SF Agreements called for interest only payments until January 2014. The LH and SF Agreements were terminated on August 7, 2013 at which time the amounts outstanding of $8.3 million and $9 million were paid to Lighthouse Capital and SF Capital, respectively. The extinguishment of the LH and SF Agreements were done in connection with the commencement of the SSL&SA and Square 1 Agreement, which are further described below.

In December 2012, the Company issued to SAP Ventures Fund I Holdings, LLC and RRE Ventures IV LP an $8 million convertible note (the “Convertible Note”) bearing interest at 6%. The Convertible Note contained a provision to automatically convert the principal and any accrued interest into Series D convertible redeemable preferred stock (Series D) at a 10% discount provided (i) the initial issuance of Series D closed prior to 120 days following the date of the note and (ii) net proceeds from the issuance were in excess of $20 million. The Convertible Note was accounted for in accordance with ASC Subtopic 470-20, Debt with Conversion and Other Options, and ASC Topic 815, Derivatives and Hedging. On February 7, 2013, the Company closed a qualifying sale of Series D causing the note to convert automatically into 1,077,035 shares of Series D for a value of $9 million of which $8 million extinguished the note payable and $1 million was recorded as interest expense. See Note 9 for further discussion of the Series D transaction. As of December 31, 2012, the Convertible Note had an outstanding balance of $8 million.

In August 2013, and as subsequently amended, the Company entered into an $8 million senior subordinated loan and security agreement (the “SSL&SA”) with certain entities included in SF Capital. Substantially all assets of OnDeck are pledged as collateral. The SSL&SA calls for interest only payments at 16% and principal due upon maturity on July 3, 2014.

In August 2013, the Company entered into a $15 million loan and security agreement with Square 1 Bank (the “Square 1 Agreement”). Substantially all assets of OnDeck are pledged as collateral. Interest only payments based on the prime rate plus 1.5% (5% floor) are made until maturity on September 7, 2015 at which time all principal is due. At December 31, 2013, the average interest rate was 5%.

In August 2013, ODART entered into an $111.8 million revolving credit agreement (the “ODART Agreement”) with Deutsche Bank AG (“Deutsche Bank”), Key Equipment Finance, Inc. (“Key Bank”) (collectively “Class A”) and ODBL III LLC, a subsidiary of Waterfall Asset Management (“WAM”) (“Class B”). Lenders advance up to 95% of the principal of loans sold to ODART. Of the total available credit, Deutsche Bank allows for $75 million Class A commitments, Key Bank allows for $25 million Class A commitments and WAM allows for $11.8 million Class B commitments. All assets and stock of ODART are pledged as collateral for the outstanding principal. Class A commitments bear interest at cost of funds rate plus 4.25%, which approximated 4.4% at December 31, 2013. Class B commitments bear interest at 8% plus the greater of 1% or LIBOR, which approximated 9% at December 31, 2013. Principal and interest are paid monthly. The facility matures on August 16, 2015. As of December 31, 2013, the ODART Agreement had an outstanding balance of $52.3 million, with Class A and Class B available funds of $53.2 million and $6.3 million, respectively.

In October 2013, ODAC entered into a $25 million revolving credit agreement (the “ODAC Agreement”) with WAM. The lender advances up to 95% of the principal of loans sold to ODAC. All assets and stock of ODAC are pledged as collateral for the outstanding principal. Interest accrues at LIBOR plus 8.25%. Principal and interest are paid monthly. The facility matures on October 23, 2015. As of December 31, 2013, the ODAC Agreement had available funds of $0.6 million.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

As of December 31, 2013, the Company is in compliance with all financial covenants required per the above agreements, as amended.

The Company capitalized $2.7 million and $2.1 million of deferred debt issuance costs and amortized $1 million and $2.1 million during the years ended December 31, 2012 and 2013, respectively. The Company is amortizing the deferred debt issuance costs over the expected life of the debt agreements using the interest method and has included amortization in interest expense in the consolidated statements of operations.

8. Warrant Liability

In conjunction with certain debt agreements, the Company issued warrants to purchase shares of Series B redeemable convertible preferred stock (“Series B warrants”) and Series C-1 redeemable convertible preferred stock (“Series C-1 warrants”). As of December 31, 2013, the holders were entitled to purchase 254,220 shares of Series B at a price of $2.9502 per share and 442,664 shares of Series C-1 at a price of $5.5258 per share. The warrants are exercisable upon vesting through the earlier of ten years after issuance (various dates through December 12, 2022), or two years after automatic conversion to warrants to purchase common stock upon closing a qualified initial public offering (a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40 million of gross proceeds, net of the underwriting discount and commissions, to the Company, a “Qualified IPO”). The warrants are classified as liabilities in the accompanying consolidated balance sheets and adjusted to fair value each period because they are currently exercisable into redeemable securities. For the years ended December 31, 2012 and 2013, changes in the fair value of the warrants were recognized in the consolidated statements of operations as warrant liability fair value adjustment.

9. Redeemable Convertible Preferred Stock

The following table summarizes the price per share and authorized number of shares of redeemable convertible preferred stock as of December 31:

	Original Issue Price per Share	Number of Shares Authorized
Series Name		2012	2013
Series A	$0.72900	2,976,680	2,976,680
Series B	2.95020	5,677,581	5,677,581
Series C	4.20000	4,867,769	4,867,769
Series C-1	5.52580	1,500,000	1,500,000
Series D	8.31775	—	7,233,878

Series A, Series B, Series C, Series C-1 and Series D redeemable convertible preferred stock are collectively referred to as the “preferred stock” and individually as the “Series A”, “Series B”, “Series C”, “Series C-1” and “Series D.” Each of the prices per share is referred to as the original issue price and excludes the cost of issuance. Any costs incurred in connection with the issuance of various classes of the preferred stock have been recorded as a reduction of the carrying amount. The Company may issue and redeem preferred stock from time to time in one or more series. Any shares of preferred stock that are redeemed, purchased, or acquired by the Company may be reissued, except as restricted by law or contract.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The following table summarizes the number of shares of preferred stock outstanding as of December 31, 2012 and 2013 by original issuance dates:

		Number of Shares Outstanding
Series Name	Issuance Date	December 31, 2012	December 31, 2013
Series A	August 11, 2006	1,474,622	1,390,448
Series A	October 27, 2006	857,339	573,539
Series A	February 14, 2007	644,719	255,344

Total Series A		2,976,680	2,219,331

Series B	December 3, 2007	2,932,005	2,886,275
Series B	April 2, 2008	169,480	169,480
Series B	May 9, 2008	288,116	288,116
Series B	February 4, 2009	84,740	84,740
Series B	March 18, 2009	1,883,473	1,883,473
Series B	March 19, 2009	65,547	65,547

Total Series B		5,423,361	5,377,631

Series C	December 20, 2010	3,534,435	3,534,435
Series C	April 6, 2011	1,333,334	1,333,334

Total Series C		4,867,769	4,867,769

Total Series C-1	January 26, 2012	850,556	850,556

Series D	February 7, 2013	—	5,190,058
Series D	April 19, 2013	—	2,043,820

Total Series D		—	7,233,878

The following table presents a summary of activity for the preferred stock issued and outstanding for the years ended December 31, 2012 and 2013 (in thousands):

	Series A	Series B	Series C	Series C-1	Series D	Total Amount
Balance, January 1, 2012	$3,076	$20,558	$21,477	$—	$—	$45,111
Issuance of preferred stock	—	—	—	4,675	—	4,675
Accretion of dividends on preferred stock	174	1,280	1,636	350	—	3,440

Balance, December 31, 2012	3,250	21,838	23,113	5,025	—	53,226
Redemption of preferred stock(1)	(835)	(193)	—	—	—	(1,028)
Issuance of preferred stock(2)	—	—	—	—	58,675	58,675
Accretion of dividends on preferred stock	144	1,273	1,636	376	4,041	7,470

Balance, December 31, 2013	$2,559	$22,918	$24,749	$5,401	$62,716	$118,343

(1)	During 2013, the Company redeemed 757,349 shares of Series A and 45,730 shares of Series B stock held by investors. The differential between the redemption price and the carrying value of the shares of $5.3 million was charged to accumulated deficit in accordance with accounting for distinguishing liabilities from equity.
(2)	Includes the conversion of the Convertible Note (refer to Note 7).

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Dividends

Each series of preferred stock contains a cumulative dividend rate of 8% per share. No dividends were declared as of December 31, 2012 and 2013 or through the date of issuing these financial statements. Cumulative dividends are payable in the event of redemption. In addition to the preferential cumulative dividends, holders of preferred stock are entitled to receive, on an if-converted basis, any declared or paid dividends on the Company’s common stock.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution). Mandatory conversion will occur in the following situations:

Series D—The earlier of the closing of the sale of shares of common stock to the public at a price of at least two (2) times the Series D original issue price per share (subject to appropriate adjustment for stock splits), in a Qualified IPO, or a date specified by vote or written consent of the holders of at least sixty-seven percent (67%) of the Series D then outstanding.

Series C and Series C-1—Upon the closing of a Qualified IPO.

Series B—The earlier of the closing of a Qualified IPO, or a date specified by vote or written consent of the holders of at least sixty-seven percent (67%) of the Series B then outstanding.

Series A—The earlier of the closing of a Qualified IPO, or a date specified by vote or written consent of the holders of at least seventy percent (70%) of the Series A then outstanding.

Preferred Stock (all series)—Upon vote or written consent of at least sixty-seven percent (67%) of the outstanding shares of all series, eighty percent (80%) of Series C shares and sixty-seven percent (67%) of Series D shares.

Liquidation

In the event of any liquidation, dissolution, merger or consolidation (resulting in the common and preferred stockholders’ loss of majority), disposition or transfer of assets, or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), and after all declared dividends have been paid, holders of certain series of preferred stock are entitled to participate in the distribution of remaining Company assets along with common stockholders at a rate equal to the following:

Series D—If liquidation occurs within twenty-four months of the Series D issuance, the Series D holders are entitled to an original issue multiplier ranging from 1.50—2.00 times the original issue price.

Series C—The Series C holders are entitled to an original issue price multiplier of 2.00 times the original issue price.

Series A—The Series A holders are entitled to an original issue price multiplier of 2.00 times the original issue price.

Series B and Series C-1—The Series B and Series C-1 holders do not have a multiplier in their preferential treatment in the distribution of remaining assets.

Redemption Rights

Each series of preferred stock is redeemable at the election of its holders, within sixty days after the receipt of a written request from at least a majority of the holders of the outstanding shares of the respective series of

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

preferred stock and at an earliest possible preferred stock redemption date of February 25, 2019, as amended. The redemption price is equal to any unpaid cumulative dividends and other dividends plus the original issue price.

Voting Rights

The Series A, Series B, and Series D holders each have the right to elect one member of the board of directors (the “Board”). The Series C holders have the right to elect two members of the Board. For voting purposes, the number of votes per holder is equal to the number of shares of common stock into which the shares of preferred stock are convertible. The Series C-1 holders do not have Board designation rights.

10. Stockholders’ Deficit

Common Stock

At December 31, 2013, the Company had reserved a total of 27,943,493 of its authorized 31,964,661 shares of common stock for future issuance as follows:

Reservation	Number of Shares Reserved at December 31, 2013
Conversion of preferred stock	21,452,829
Outstanding stock options	3,907,485
Outstanding common stock warrants	2,028,533
Possible future issuance under stock option plans	554,646

Total common stock reserved for future issuance	27,943,493

During 2013, the Company repurchased 644,548 shares of common stock held by investors at a total value of $5.0 million. In connection with this transaction, the Company also redeemed 133,309 common stock warrants that resulted in an increase in accumulated deficit of $0.9 million.

In May 2013, the Company repurchased 139,652 options of a former member of OnDeck management at a price above the strike price of the options. The net cost of $1 million is recorded as compensation expense and is included in general and administrative in the consolidated statement of operations.

During 2013, the Company redeemed 118,000 shares of common stock held by employees at a total cost of $0.9 million of which the amount paid in excess of fair value was recorded as compensation expense and is included in general and administrative in the consolidated statement of operations.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

11. Income Tax

The Company’s financial statements include a total income tax expense of $0 on net losses of $16.9 million and $24.4 million for the years ended December 31, 2012 and 2013, respectively. A reconciliation of the difference between the provision for income taxes and income taxes at the statutory U.S. federal income tax rate is as follows for the years ended December 31:

	2012	2013
Federal statutory rate	34.0%	34.0%
Effect of:
Change in valuation allowance	(40.6)%	(36.7)%
Federal effect of change in state and local tax valuation allowance	6.7%	6.3%
Permanent items	(0.1)%	(3.6)%

Income tax provision effective rate	0.0%	0.0%

The significant components of the Company’s deferred tax asset were as follows as of December 31 (in thousands):

	2012	2013
Deferred tax assets relating to:
Net operating loss carryforwards	$14,493	$18,686
Loan loss reserve	3,581	7,684
Property, equipment and software	154	458
Deferred rent	—	386
Miscellaneous items	1	2

Total gross deferred tax assets	18,229	27,216

Deferred tax liabilities:
Internally developed software	642	908
Deferred issuance costs	321	109

Total gross deferred tax liabilities	963	1,017

Deferred assets less liabilities	17,266	26,199
Less: valuation allowance	(17,266)	(26,199)

Net deferred tax asset	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and planned tax strategies in making this assessment. Based upon the level of historical losses and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences in the future. Therefore, the Company has recorded a full valuation allowance on its net deferred tax asset.

Net operating loss carryforwards for federal income tax purposes were approximately $37.6 million and $47.5 million at December 31, 2012 and 2013, respectively, and, if not utilized, will expire at various dates

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

beginning in 2027. State net operating loss carryforwards were $37.5 million and $47.2 million at December 31, 2012 and 2013, respectively. Net operating loss carryforwards and tax credit carryforwards reflected above may be limited due to historical and future ownership changes.

12. Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, loans receivable, loans held for sale and accounts payable and other accrued liabilities, approximate Level 3 fair value due to their short-term nature. The carrying value of the Company’s financing obligations approximates fair value, considering the borrowing rates currently available to the Company for financing obligations with similar terms and credit risks.

There were no transfers between levels for the years ended December 31, 2012 and 2013.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis using the above categories, as of December 31, 2012 and 2013 (in thousands).

	December 31, 2012
Description	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability(1)	$—	$—	$707	$707

Total liabilities	$—	$—	$707	$707

	December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability(1)	$—	$—	$4,446	$4,446

Total liabilities	$—	$—	$4,446	$4,446

(1)	The Company’s warrant liability (Note 8) is classified within Level 3 because the liabilities are valued using significant unobservable inputs. The Company uses a Black-Scholes-Merton Option Pricing Model and various inputs and assumptions based on the contractual agreements for the warrants to determine fair value at issuance and subsequent measurements. Estimates of the volatility for the option pricing model were based on the asset volatility of common stock of a group of comparable, publicly-traded companies. Estimates of expected term were based on the remaining contractual period of the warrants.

A hypothetical increase or decrease in assumed asset volatility of 10% would result in a decrease of approximately 9% or an increase of approximately 20%, respectively, in the fair value of the warrants. In the consolidated statements of operations, changes in fair value are included in warrant liability fair value adjustment.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

The following table presents the changes in the Company’s Level 3 instruments measured at fair value on a recurring basis for the years ended December 31 (in thousands):

	2012	2013
Warrant liability balance at January 1	$183	$707
Issuance of warrants at fair value	376	—
Change in fair value	148	3,739

Warrant liability balance at December 31	$707	$4,446

13. Related Parties

During April and May 2013, OnDeck entered into stock redemption agreements with certain Series A and B preferred stockholders. Per the agreements, OnDeck redeemed 757,349 shares of Series A for $5.9 million and 47,730 shares of Series B for $0.4 million.

From time to time, the Company issues warrants in connection with new debt agreements. These features have resulted in certain notes payable being due to related parties holding common stock and common or preferred stock warrants of the Company.

14. Stock-Based Compensation

The Company maintains the Amended and Restated 2007 Stock Option Plan, pursuant to which the Company has authorized 5,338,562 shares of its common stock for issuance to its employees, directors and non-employee third parties. The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by the Compensation Committee of the Board (the “Committee”). Stock options are granted at exercise prices defined by the Committee but, historically, have been equal to the fair market value of the Company’s common stock at the date of grant. As of December 31, 2013, the Company had 554,646 shares allocated to the plan but not yet issued. The options typically vest at a rate of 25% after one year from the vesting commencement date and then monthly over an additional three-year period. The options expire ten years from the grant date or, for terminated employees, 90 days after the employee’s termination date. Compensation expense for the fair value of the options at their grant date is recognized ratably over the vesting period.

Stock-based compensation expense related to stock options is allocated to operating expenses in the consolidated statements of operations and for the years ended December 31, 2012 and 2013 was $0.2 million and $0.4 million, respectively.

The Company values stock options using the Black-Scholes-Merton Option-Pricing Model, which requires the input of subjective assumptions, including the risk-free interest rate, expected term, expected stock price volatility and dividend yield. The risk-free interest rate assumption is based upon observed interest rates for constant maturity U.S. Treasury securities consistent with the expected term of the Company’s employee stock options. The expected term represents the period of time the stock options are expected to be outstanding and is based on the simplified method. Under the simplified method, the expected term of an option is presumed to be the midpoint between the vesting date and the end of the contractual term. Management uses the simplified method due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to otherwise estimate the expected term of the stock options. Expected volatility is based on historical volatilities for publicly-traded stock of comparable companies over the estimated expected life of the stock options.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

The Company assumed no dividend yield because it does not expect to pay dividends in the near future, which is consistent with the Company’s history of not paying dividends.

The following table summarizes the assumptions used for estimating the fair value of stock options granted for the years ended December 31:

	2012	2013
Risk-free interest rate	0.83-0.96%	0.88-2.29%
Expected term (years)	5.86-6.13	5.76-8.52
Expected volatility	59-60%	54-60%
Dividend yield	0%	0%
Weighted-average grant date fair value per share	$0.46	$1.30

The following is a summary of option activity for the year ended December 31, 2012:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at January 1, 2012	2,557,081	$0.66
Granted	866,046	$0.85
Exercised	(30,468)	$0.54
Forfeited	(190,386)	$0.72
Expired	(30,877)	$0.53

Outstanding at December 31, 2012	3,171,396	$0.71	8.24	$449

Exercisable at December 31, 2012	1,269,304	$0.61	7.22	$307

Vested or expected to vest as of December 31, 2012	2,651,951	$0.70	8.13	$403

The following is a summary of option activity for the year ended December 31, 2013:

	Number of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at January 1, 2013	3,171,396	$0.71
Granted	1,856,500	$1.38
Exercised	(753,255)	$0.61
Forfeited	(362,157)	$0.91
Expired	(4,999)	$0.75

Outstanding at December 31, 2013	3,907,485	$1.03	8.41	$24,972

Exercisable at December 31, 2013	1,314,792	$0.76	7.10	$8,458

Vested or expected to vest as of December 31, 2013	3,056,293	$1.00	8.28	$19,618

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Stock-based compensation expense related to stock options is included in the following line items in the accompanying consolidated statements of operations for the year ended December 31 (in thousands):

	2012	2013
Sales and marketing	$47	$118
Technology and analytics	7	47
Processing and servicing	9	30
General and administrative	166	243

Total	$229	$438

Total compensation cost related to nonvested awards not yet recognized as of December 31, 2013 was $2.7 million and will be recognized over a weighted-average period of approximately 3.4 years. The aggregate intrinsic value of employee options exercised during the years ended December 31, 2012 and 2013 was $4,000 and $1 million, respectively.

15. Commitments and Contingencies

Lease Commitments

Operating Leases

In May 2011, the Company entered into an operating lease for a satellite office in Virginia. The agreement called for monthly rental payments of $12,000, subject to escalation, through August 2016. In May 2013, the Company vacated this office with the intent to sublease the property. In November 2013, the Company terminated the rental agreement and recognized the early termination fee of $0.2 million as a component of rent expense. In November 2011, the Company entered into an operating lease in New York for its corporate headquarters. The agreement calls for monthly rental payments of $27,000, subject to escalation, through October 2021. In March 2013, the Company vacated this office with the intent to sublease the property. The Company recorded a liability of $0.5 million, based on remaining lease rentals, adjusted for deferred rent recognized under the lease and estimated sublease rentals that could reasonably be obtained. In July 2013, the Company entered into a sublease agreement requiring tenant monthly payments of $26,000, subject to escalation, and allowing for a 6.5 month rent holiday during the first year. As of December 31, 2013, total future minimum sublease payments to be received under the sublease agreement is $2.7 million, subject to escalation.

In September 2012, the Company entered into an operating lease in New York for its corporate headquarters. The agreement calls for monthly rental payments of $83,000, subject to escalation, through August 2023 and allows for a twelve month rent holiday during the first year. Deferred rent is included in the balance sheets as a component of accrued expenses and other liabilities. The agreement provided for a $1.6 million leasehold improvement incentive that has been recorded as a liability and is being amortized over the term of the lease.

In May 2013, the Company entered into an operating agreement in Virginia for a satellite office. The agreement calls for monthly rental payments of $37,000, subject to escalation, through September 2018 and allows for a five month rent holiday during the second year. Deferred rent is included in the balance sheets as a component of accrued expenses and other liabilities. The agreement provided for a $0.5 million leasehold improvement incentive that has been recorded as a liability and is being amortized over the term of the lease.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

Capital Leases

In March 2012, the Company entered into a capital lease agreement for a data warehouse. The agreement called for monthly principal and interest payments of $5,000 through April 2015. As of December 31, 2013, total future minimum payments is $76,000.

Lease Commitments

At December 31, 2013, future minimum lease commitments under operating and capital leases, net of sublease income, for the remaining terms of the operating leases are as follows (in thousands):

For the years ending December 31,
2014	$1,772
2015	1,733
2016	1,914
2017	1,974
2018	1,958
Thereafter	5,956

Total	$15,307

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, restricted cash and loans. The Company holds cash, cash equivalents and restricted cash in accounts at regulated domestic financial institutions in amounts that may exceed FDIC insured amounts. The Company believes these institutions to be of high credit quality and has not experienced any related losses to date.

The Company is exposed to default risk on borrower loans originated. The Company performs evaluations of borrowers’ financial conditions as needed and does not allow borrowers to have more than two loans outstanding at any one time. There is no single borrower or group of borrowers that comprise a significant portion of the Company’s loan portfolio.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

16. Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

All revenue was generated and all assets were held in the United States during the years ended December 31, 2012 and 2013.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

17. Subsequent Events

Subsequent to December 31, 2013 but prior to the issuance of the financial statements, the Company authorized 2,700,000 shares and issued 2,617,273 shares of Series E redeemable convertible preferred stock (“Series E”) at an original issue price of $29.42 for a total of $77 million. The issuance of these shares would materially impact the number of potential common share equivalents. Approximately $30 million of the proceeds of the issuance was used to repay certain debt payable under agreements with SF Capital and Square 1.

In January 2014, the Company entered into five capital lease agreements for equipment used in one of the Company’s data centers. The agreements call for monthly payments of $18,000 through December 2016.

On January 2, 2014, ODAC entered into a second amendment with WAM, significantly increasing the financing limit of the ODAC Agreement from $25 million to $50 million. No other significant terms were modified under the amendment.

On January 22, 2014, the Company entered into a second amendment with SF Capital, significantly increasing the credit limit available on the SSL&SA from $8 million to $18 million with borrowings up to $8 million bearing the original interest rate of 16% and all borrowings in excess of $8 million bearing an interest rate of 12%. No other significant terms were modified under the amendment. On February 27, 2014, the outstanding principal of $18.0 million was paid in full with proceeds from the Series E financing.

On January 23, 2014, the Company signed a lease to rent additional space in the same building of its corporate headquarters in New York City. The lease terminates in August 2023 and calls for monthly payments of $61,000, with escalations beginning in its second year. The terms also provide for a tenant allowance of $0.9 million and rent holiday for the first 16 months.

On February 4, 2014, On Deck Capital, Inc. (“ODCI Canada”) was formed in British Columbia for purposes of having a presence in Canada and does not have any assets, liabilities or business activity through the date the consolidated financial statements were available to be issued. All Canadian loans are originated and held by OnDeck and none are originated and held by ODCI Canada.

On April 7, 2014, the SBLP II Agreement was terminated and the amount outstanding of $63.2 million was paid in full to the lenders. Approximately $54 million of eligible loans were transferred to ODART and were purchased with the existing ODART Agreement. The remaining balance due was paid by OnDeck.

On May 8, 2014, ODAST entered into a $175 million securitization agreement with Deutsche Bank Securities (“Deutsche Bank”) as administrative agent. Of the total commitment, Deutsche Bank allows for $156.7 million of Class A (primary group of lenders) asset backed notes and $18.3 million of Class B (subordinate group of lenders) asset-backed notes. The agreement requires pooled loans with a minimum aggregate principal balance of approximately $183.2 million to be transferred from OnDeck to ODAST. Class A and Class B commitments bear interest at 3.15% and 5.68%, respectively. Monthly payments of interest are due beginning June 17, 2014 and principal and interest are due beginning in June 2016, with the final payment occurring in May 2018.

On June 18, 2014, the subsidiaries, which were dormant, SBLP II and FOR were dissolved.

In July 2014, OnDeck Asset Pool, LLC (“ODAP”) was formed. In August 2014 this entity entered into a $75 million revolving line of credit with Jefferies Mortgage Funding, LLC. The commitment bears interest at LIBOR plus 4%, and matures in August 2016.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (Continued)

In July 2014, one investor exercised 285,164 Series C-1 preferred warrants for $1.6 million. The exercises will increase the total redeemable convertible preferred stock outstanding while reducing the corresponding warrant liability in subsequent periods.

In August 2014, two investors exercised 197,851 and 15,566 shares of Series B and C-1 preferred stock warrants, respectively, for a combined total of $0.7 million. Additionally, four investors exercised 785,204 of common stock warrants for $0.5 million. The exercise of the preferred warrants will increase the total redeemable convertible preferred stock outstanding while reducing the corresponding warrant liability in subsequent periods.

In September 2014, two investors exercised 56,369 and 4,434 shares of Series B and C-1 preferred stock warrants, respectively, for a combined total of $0.2 million. Additionally, 10 investors exercised 496,336 of common stock warrants for $0.4 million. The exercise of the preferred warrants will increase the total redeemable convertible preferred stock outstanding while reducing the corresponding warrant liability in subsequent periods.

On September 15, 2014, the Company entered into an amendment of the ODART agreement increasing the revolving credit agreement from $111.8 million to $167.6 million. Of the total available credit, Deutsche Bank increased from $75 million to $125 million of Class A commitments, Key Bank continues to allow $25 million Class A commitments and WAM increased from $11.8 million to $17.6 million Class B commitments. Class A commitments bear interest at cost of funds rate plus 3%. Class B commitments bear interest at 7.25% plus the greater of 1% or LIBOR. The facility maturity date was extended from August 16, 2015 to September 15, 2016.

The Company has evaluated subsequent events through the issuance date of these consolidated financial statements and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the consolidated financial statements, other than those previously disclosed.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

(in thousands, except share data)

	December 31, 2013 (audited)	September 30, 2014 (unaudited)	September 30, 2014 (pro forma)
Assets
Cash and cash equivalents	$4,670	$22,642	$22,642
Restricted cash	14,842	22,615	22,615
Loans	222,521	433,391	433,391
Less: Allowance for loan losses	(19,443)	(39,756)	(39,756)

Loans, net of allowance for loan losses	203,078	393,635	393,635
Loans held for sale	1,423	2,653	2,653
Deferred debt issuance costs	2,327	5,281	5,281
Property, equipment and software, net	7,169	13,254	13,254
Other assets	1,941	5,927	5,927

Total assets	$235,450	$466,007	$466,007

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Liabilities:
Accounts payable	$1,161	$3,936	$3,936
Interest payable	1,120	717	717
Funding debt	188,297	347,204	347,204
Corporate debt	15,000	3,000	3,000
Warrant liability	4,446	2,802	—
Accrued expenses and other liabilities	6,563	10,418	10,418

Total liabilities	216,587	368,077	365,275

Commitments and contingencies (Note 11)

Redeemable convertible preferred stock:
Series A preferred stock, par value $.01, 2,976,680 and 2,219,331 shares authorized at December 31, 2013 and September 30, 2014, respectively; 2,219,331 issued and outstanding at December 31, 2013 and September 30, 2014, no shares issued and outstanding pro forma	2,559	2,657	—
Series B preferred stock, par value $.01, 5,677,581 and 5,631,851 shares authorized at December 31, 2013 and September 30, 2014, respectively; 5,377,631 and 5,631,851 shares issued and outstanding at December 31, 2013 and September 30, 2014, respectively, no shares issued and outstanding pro forma	22,918	29,860	—
Series C preferred stock, par value $.01, 4,867,769 shares authorized, issued and outstanding at December 31, 2013 and September 30, 2014, no shares issued and outstanding pro forma	24,749	25,975	—
Series C-1 preferred stock, par value $.01, 1,500,000 and 1,293,220 shares authorized at December 31, 2013 and September 30, 2014, respectively; 850,556 and 1,155,720 shares issued and outstanding at December 31, 2013 and September 30, 2014, respectively, no shares issued and outstanding pro forma	5,401	12,932	—
Series D preferred stock, par value $.01, 7,233,878 shares authorized, issued and outstanding at December 31, 2013 and September 30, 2014, no shares issued and outstanding pro forma	62,716	66,326	—
Series E preferred stock, par value $.01, 0 and 2,700,000 shares authorized and 0 and 2,617,273 shares issued and outstanding at December 31, 2013 and September 30, 2014, respectively, no shares issued and outstanding pro forma	—	80,613	—

Total redeemable convertible preferred stock	118,343	218,363	—

Stockholders’ (deficit) equity:
Common stock, par value $0.01, 31,964,661, 40,000,000 and 40,000,000 shares authorized and 2,233,807, 4,354,496 and 28,080,318 shares issued and outstanding at December 31, 2013, September 30, 2014 and September 30, 2014 pro forma, respectively	38	59	296
Treasury stock – at cost	(5,656)	(5,656)	(5,656)
Additional paid-in capital	1,614	4,885	225,813
Accumulated deficit	(95,476)	(119,721)	(119,721)

Total stockholders’ (deficit) equity	(99,480)	(120,433)	100,732

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$235,450	$466,007	$466,007

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Operations

(in thousands, except share and per share data)

	Nine Months Ended September 30,
	2013	2014
Revenue:
Interest income	$41,073	$99,873
Gain on sales of loans	—	4,569
Other revenue	1,004	3,131

Gross revenue	42,077	107,573

Cost of revenue:
Provision for loan losses	16,300	47,011
Funding costs	9,400	12,531

Total cost of revenue	25,700	59,542

Net revenue	16,377	48,031

Operating expenses:
Sales and marketing	13,566	21,799
Technology and analytics	6,090	11,357
Processing and servicing	3,746	5,928
General and administrative	9,158	13,968

Total operating expenses	32,560	53,052

Loss from operations	(16,183)	(5,021)

Other (expense) income:
Interest expense	(1,070)	(274)
Warrant liability fair value adjustment	(1,496)	(9,122)

Total other (expense) income	(2,566)	(9,396)

Loss before provision for income taxes	(18,749)	(14,417)
Provision for income taxes	—	—

Net loss	(18,749)	(14,417)
Series A and B preferred stock redemptions	(5,254)	—
Accretion of dividends on redeemable convertible preferred stock	(5,414)	(9,828)

Net loss attributable to common stockholders	$(29,417)	$(24,245)

Net loss per common share:
Basic and diluted	$(13.73)	$(8.48)

Pro forma, basic and diluted (unaudited)		$(0.21)

Weighted-average common shares outstanding—basic and diluted
Basic and diluted	2,142,568	2,857,871

Pro forma, basic and diluted (unaudited)		25,583,884

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Changes in Stockholders’ Deficit

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders’ Deficit
	Shares	Amount
Balance—January 1, 2013	3,138,679	$31	$739	$(57,446)	$(483)	$(57,159)
Stock-based compensation	—	—	448	—	—	448
Buyback of Preferred stock – Series A and B	—	—	—	(5,254)	—	(5,254)
Issuance of common stock warrant	—	—	45	—	—	45
Buyback of warrants	—	—	—	(950)	—	(950)
Exercise of stock options and warrants	613,603	7	382	—	—	389
Buyback of common stock	—	—	—	—	(5,173)	(5,173)
Accretion of dividends on redeemable convertible preferred stock	—	—	—	(7,470)	—	(7,470)
Net loss	—	—	—	(24,356)	—	(24,356)

Balance—December 31, 2013	3,752,282	$38	$1,614	$(95,476)	$(5,656)	$(99,480)
Stock-based compensation	—	—	1,606	—	—	1,606
Issuance of common stock warrant	—	—	64	—	—	64
Exercise of stock options and warrants	2,120,689	21	1,601	—	—	1,622
Accretion of dividends on redeemable convertible preferred stock	—	—	—	(9,828)	—	(9,828)
Net loss	—	—	—	(14,417)	—	(14,417)

Balance—September 30, 2014	5,872,971	$59	$4,885	$(119,721)	$(5,656)	$(120,433)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Nine Months Ended September 30,
	2013	2014
Cash flows from operating activities
Net loss	$(18,749)	$(14,417)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for loan losses	16,300	47,011
Depreciation and amortization	1,764	2,848
Amortization of debt issuance costs	1,487	2,010
Stock-based compensation	267	1,447
Loss on disposal	—	774
Debt discount	959	—
Preferred stock warrant issuance and warrant liability fair value adjustment	1,496	9,127
Common stock warrant issuance	25	64
Changes in operating assets and liabilities:
Other assets	369	(3,986)
Accounts payable	(534)	2,773
Interest payable	(262)	(403)
Accrued expenses and other liabilities	3,731	3,856
Originations of loans held for sale	—	(76,212)
Sales of loans held for sale	—	74,982

Net cash provided by operating activities	6,853	49,874

Cash flows from investing activities
Change in restricted cash	(274)	(7,773)
Purchases of property, equipment and software	(3,542)	(7,411)
Capitalized internal-use software	(1,471)	(2,137)
Originations of term loans and lines of credit, excluding rollovers into new originations	(252,117)	(606,120)
Change in net deferred origination costs	(1,783)	(4,785)
Repayments of term loans and lines of credit	157,745	373,338

Net cash used in investing activities	(101,442)	(254,888)

Cash flows from financing activities
Proceeds from exercise of stock options and warrants	297	4,044
Redemption of common stock and warrants	(6,123)	—
Proceeds from the issuance of redeemable convertible preferred stock	49,717	77,000
Redemption of preferred stock	(6,282)	—
Proceeds from the issuance of debt	142,343	428,535
Payments of debt issuance costs	(1,885)	(4,964)
Repayments of debt	(87,269)	(281,629)

Net cash provided by financing activities	90,798	222,986

Net increase in cash and cash equivalents	(3,791)	17,972
Cash and cash equivalents at beginning of period	7,386	4,670

Cash and cash equivalents at end of period	$3,595	$22,642

Supplemental disclosure of other cash flow information
Cash paid for interest	$7,588	$10,966

Supplemental disclosures of non-cash investing and financing activities
Stock-based compensation included in capitalized internal-use software	$8	$159

Unpaid principal balance of term loans rolled into new originations	$38,815	$105,974

Conversion of debt to redeemable convertible preferred stock	$8,959	$—

Accretion of dividends on redeemable convertible preferred stock	$5,414	$9,828

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

1. Organization

On Deck Capital, Inc.’s (“OnDeck” and collectively with its subsidiaries “the Company”) principal activity is providing financing products to small businesses located throughout the United States, and recently in Canada as well, including term loans (typically three to twenty-four months in duration for $5,000-$250,000) and lines of credit. The Company uses technology and analytics to aggregate data about a business and then quickly and efficiently analyzes the creditworthiness of the business using the Company’s proprietary credit-scoring model.

OnDeck originates most of the loans in its portfolio and also purchases loans from Bank of Internet Federal Bank (“BofI”). OnDeck subsequently transfers most loans into one of its wholly owned subsidiaries. As of September 30, 2014, the Company has five active wholly owned subsidiaries related to asset-backed revolving debt and securitization facilities that include: Small Business Asset Fund 2009 LLC (“SBAF”), On Deck Accounts Receivables Trust 2013-1 LLC (“ODART”), On Deck Asset Company LLC (“ODAC”), OnDeck Asset Securitization Trust LLC (“ODAST”), and OnDeck Asset Pool, LLC (“ODAP”) (collectively, the “Subsidiaries”). On Deck Capital, Inc, (“ODCI Canada”) was formed in February 2014 in British Columbia for purposes of having presence in Canada and does not have any assets, liabilities or business activity through the date the unaudited consolidated financial statements were available to be issued. All Canadian loans are originated and held by OnDeck and none are originated and held by ODCI Canada. ODCS, LLC (“ODCS”) was formed on June 13, 2014 for the purpose of debt related collections. Subsidiaries acquire loans originated or purchased by OnDeck and hold them for the sole benefit of the lenders of each subsidiary. On June 18, 2014, the subsidiaries that were dormant, SBLP II, LCC (“SBLP II”) and Fund for ODC Receivables (“FOR”), were dissolved. In July 2014, ODAP was formed. Each subsidiary has specific criteria for the loans that can be transferred into the entity, such as term, size and industry concentration.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares the unaudited consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited consolidated financial statements include the accounts of OnDeck and its wholly owned subsidiaries: SBAF, SBLP II, ODART, ODAC, ODAST, ODCS, ODCI Canada, FOR and ODAP. All intercompany transactions and accounts have been eliminated in consolidation.

Interim Consolidated Financial Information

The accompanying unaudited consolidated financial statements and footnotes have been prepared in accordance with U.S. GAAP as contained in the Financial Accounting Standards Board (‘‘FASB’’) Accounting Standards Codification (“ASC”) for interim financial information. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results for the full year or the results for any future periods. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2013 appearing elsewhere in this prospectus.

Unaudited Pro Forma Presentation

The Company confidentially submitted a Registration Statement on Form S-1 with the United States Securities and Exchange Commission (the “SEC”) for the proposed initial public offering (“IPO”) of shares of its

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

common stock. Upon the consummation of the IPO, subject to certain requirements described in Note 6, all of the redeemable convertible preferred stock outstanding will convert into common stock. The unaudited pro forma consolidated balance sheet as of September 30, 2014 has been prepared assuming the conversion of all outstanding redeemable convertible preferred stock into an aggregate of 23,725,822 shares of common stock.

The unaudited pro forma net loss per common share for the nine months ended September 30, 2014 assumes completion of the IPO and the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate of 23,725,822 shares of common stock as if such shares converted as of January 1, 2014 or at the time of issuance, if later.

The Company believes that the unaudited pro forma net loss per common share provides material information to investors because the conversion of the redeemable convertible preferred stock into common stock is expected to occur upon the closing of the Company’s IPO and, therefore, the disclosure of pro forma net loss per common share provides a measure of net loss per common share that is more comparable to what will be reported as a public company.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the unaudited consolidated financial statements and accompanying notes. Significant estimates include servicing assets/liabilities, the useful lives of long-lived assets, capitalizable software development costs, allowance for loan losses, valuation of warrants, valuation allowance for deferred tax assets and stock-based compensation expense. The Company bases its estimates on historical experience, current events and other factors it believes to be reasonable under the circumstances. These estimates and assumptions are inherently subjective in nature; actual results may differ from these estimates and assumptions.

Comprehensive Loss

There are no significant items of comprehensive loss other than net loss for all periods presented.

Cash and Cash Equivalents

Cash and cash equivalents include checking, savings and money market accounts. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents funds held in demand deposit accounts as reserves on certain debt facilities and as collateral for BofI transactions. The Company has no ability to draw on the restricted accounts.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

Loans and Loans Held for Sale

Loans

The Company originates term loans and lines of credit (collectively, “loans”) that are generally short term in nature, and require daily or weekly repayments. Through origination of loans the Company has the right to place a lien on the general assets of the customer by filing a UCC claim, which may not be perfected. Loans are carried at amortized cost, reduced by a valuation allowance for loan losses estimated as of the balance sheet dates. In accordance with Accounting Standards Codification (“ASC”) Subtopic 310-20, Nonrefundable Fees and Other Costs, the amortized cost of a loan is equal to the unpaid principal balance, plus net deferred origination costs. Additionally, when a term loan is originated in conjunction with the extinguishment of a previously issued term loan, management determines whether this is a new loan or a modification to an existing loan in accordance with ASC 310-20. If accounted for as a new loan, rather than a modification, any remaining unamortized net deferred costs are recognized when the new loan is originated. Net deferred origination costs are comprised of certain direct origination costs, net of all loan origination fees received. Direct origination costs in excess of loan origination fees received are included in the loan balance and amortized over the term of the loan using the effective interest method. Loan origination costs are limited to direct costs attributable to originating a loan, including commissions and personnel costs directly related to the time spent by those individuals performing activities related to loan origination.

Loan origination fees include fees charged to the borrowers that increase the loan’s effective interest yield and other fees charged related to origination. The Company has the ability and intent to hold these loans to maturity.

Loans Held for Sale

In October 2013, the Company started a program whereby the Company originates and sells certain loans to third-party institutional investors and retains servicing rights. The Company sells whole loans to purchasers in exchange for a cash payment. Determination to hold or sell a loan is made within three days of initial funding. Loans held for sale are recorded at the lower of cost or market until the loans are sold. Cost of loans held for sale is inclusive of unpaid principal plus net deferred origination costs.

The Company evaluates whether a servicing asset or liability has been incurred. The Company estimates the fair value of the loan servicing asset or liability considering the contractual servicing fee revenue, adequate compensation for its servicing obligation, the non-delinquent principal balances of loans and projected servicing revenues over the remaining lives of the loans. As of December 31, 2013 and September 30, 2014 the Company serviced an unpaid principal amount of $16.0 million and $41.7 million of term loans for others, respectively, and determined that no servicing asset or liability is necessary.

Allowance for Loan Losses

The allowance for loan losses (“ALLL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALLL when management believes that the future collection of principal is unlikely. Subsequent recoveries, if any, are credited to the ALLL.

The Company evaluates the creditworthiness of its portfolio on a pooled basis, due to its composition of small, homogenous loans with similar general credit risk characteristics and diversified among variables including industry and geography. The Company uses a proprietary forecast loss rate at origination for new loans that have not had the opportunity to make payments when they are first funded. The allowance is subjective as it

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

requires material estimates including such factors as historical trends, known and inherent risks in the loan portfolio, adverse situations that may affect borrowers’ ability to repay and current economic conditions. Other qualitative factors considered may include items such as uncertainties in forecasting and modeling techniques, changes in portfolio composition, seasonality, business conditions and emerging trends. Recovery of the carrying value of loans is dependent to a great extent on conditions that may be beyond management’s control. Any combination of the aforementioned factors may adversely affect the Company’s loan portfolio resulting in increased delinquencies and loan losses and could require additional provisions for credit losses which could impact future periods. In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date.

Accrual for Unfunded Loan Commitments and Off-Balance Sheet Credit Exposures

In September 2013, the Company introduced a line of credit product. The Company estimates probable losses on unfunded loan commitments similarly to the ALLL process and includes the calculated amount in accrued expenses and other liabilities. The Company believes the accrual for unfunded loan commitments is sufficient to absorb estimated probable losses related to these unfunded credit facilities. The determination of the adequacy of the accrual is based on evaluations of the unfunded credit facilities, including an assessment of the probability of commitment usage, credit risk factors for lines of credit outstanding to these customers and the terms and expiration dates of the unfunded credit facilities. As of December 31, 2013 and September 30, 2014, off-balance sheet credit exposures related to the undrawn line of credit balances was $2.2 million and $17.6 million, respectively. The accrual for probable loan losses related to unfunded line of credit commitments was approximately $13,000 and $0.2 million as of December 31, 2013 and September 30, 2014, respectively. Net adjustments to the accrual for unfunded loan commitments are charged to the provision for loan losses.

Accrual for Third Party Representations

As a component of the loan sale agreements, the Company has made certain representations to third parties that purchase loans. Any significant estimated post-sale obligations or contingent obligations to the purchaser of the loans, such as delinquent or fraudulent loan repurchase obligations or excess loss indemnification obligations, would be accrued if probable and estimable in accordance with ASC 450, Contingencies. There are no restricted assets related to these agreements. As of December 31, 2013 and September 30, 2014, the Company had not incurred any significant losses and had no estimable and probable obligations requiring accrual.

Nonaccrual Loans, Restructured Loans and Charged Off Loans

The Company considers a loan to be delinquent when the daily or weekly payments are one day past due. The Company stops recognizing interest income on loans when loans are delinquent and non-paying. Loans are returned to accrual status if they are brought to non-delinquent status or have performed in accordance with the contractual terms for a reasonable period of time and, in management’s judgment, will continue to make periodic principal and interest payments as scheduled.

As part of its effort to maximize receipts, the Company may agree to revised payment plans with certain borrowers who have experienced or are expected to experience difficulty in meeting the loan’s contractually required payments. The Company’s loan revision policy only allows for delays in payment. Management evaluates the significance of the modifications compared to original terms. To date, all modifications have been insignificant relative to the loans.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

After the 90th day of delinquency, the Company will make an initial assessment of whether an individual loan should be charged off based on payment status and information gathered through collection efforts. A loan is charged off when the Company determines it is probable that it will be unable to collect all of the originally scheduled principal and interest payments according to the contractual terms of the original loan agreement.

Deferred Debt Issuance Costs and Debt

The Company borrows from various lenders to finance its lending activities and general corporate operations. Costs incurred in connection with financing, such as banker fees, origination fees and legal fees, are classified by management as deferred debt issuance costs. Management capitalizes these costs and amortizes them over the expected life of the related financing agreements using the effective interest method. The related fees are expensed immediately upon early extinguishment of the debt; in a debt modification, the initial issuance costs and any additional fees incurred as a result of the modification are deferred over the term of the new agreement.

Interest expense and amortization of deferred debt issuance costs incurred on debt used to fund loan originations are recorded as funding costs in the unaudited consolidated statements of operations and calculated using the effective interest yield method. Interest expense and amortization of deferred debt issuance costs incurred on debt used to fund general business operations are recorded as interest expense, a component of other expense, in the unaudited consolidated statements of operations and calculated using the effective interest yield method.

Property, Equipment and Software

Property, equipment and software consists of computer and office equipment, purchased software, capitalized internal-use software costs and leasehold improvements. Property, equipment and software are stated at cost less accumulated depreciation and amortization. Computer and office equipment and purchased software are depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated lives of the improvements.

In accordance with ASC subtopic 350-40, Internal-Use Software, the costs to develop software for the Company’s website and other internal uses are capitalized beginning when the preliminary project stage is completed, management has authorized funding and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalized internal-use software costs primarily include salaries and payroll-related costs for employees directly involved in the development efforts, software licenses acquired and fees paid to outside consultants.

Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their expected useful lives, generally three years.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. Recoverability of the long-lived asset is measured by comparing the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be generated. If such assets are not recoverable, the impairment to be recognized is measured as the excess carrying amount. Assets held for sale are reported at the lower of the carrying amount or fair value, less costs to sell. During the nine months ended September 30, 2013 and 2014, no impairments of long-lived assets were deemed necessary.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

Redeemable Convertible Preferred Stock

The Company’s redeemable convertible preferred stock is redeemable at the option of the holder after the passage of time and therefore has been classified outside of permanent equity in accordance with the SEC Staff Accounting Bulletin (“SAB”) Topic 3C, Redeemable Preferred Stock. The Company makes periodic accretions to the carrying amount of the redeemable convertible preferred stock so that the carrying amount will equal the redemption amount at the earliest redemption date, February 25, 2019. When preferred stock warrants are exercised for shares of redeemable convertible preferred stock and the fair value of the redeemable preferred stock on the date of exercise of the warrants is more than the redemption amount of the preferred stock, the carrying amount of the preferred stock is recorded at its fair value on the date of issuance on the balance sheet.

Preferred Stock Warrants

The Company issues warrants for certain series of its redeemable convertible preferred stock to third parties in connection with certain agreements. As the warrant holders have the right to demand their preferred shares to be settled in cash after the passage of time, the Company records the warrants as liabilities. The Company values the warrants at each balance sheet date using the Black-Scholes-Merton Option Pricing Model or a combination of methodologies as described in Note 9. Any change in warrant value is recorded through warrant liability fair value adjustment in the unaudited consolidated statements of operations.

The fair value of warrants issued in association with new debt agreements is treated as a debt discount and reduces the initial carrying value of the related debt. The discount is amortized as interest expense and is accreted to the note carrying value using the effective interest method over the term of the notes. The fair value of warrants issued in association with consulting agreements and banking arrangements is treated as consulting expense and bank fees, respectively, and is recorded as an operating expense in the unaudited consolidated statements of operations. Agreements and arrangements with periods of performance are amortized over the contractual period of the services.

Revenue Recognition

Interest Income

The Company generates revenue primarily through interest and origination fees earned on loans originated and held to maturity.

The Company recognizes interest and origination fee revenue over the terms of the underlying loans using the effective interest method on unpaid principal amounts. Origination fees collected but not yet recognized as revenue are netted with direct origination costs and are recorded as a component of loans in the consolidated balance sheets.

Borrowers who elect to prepay term loans are required to pay interest and fees that would have been assessed had the loans been repaid over their original terms. As a result, revenue recognition is not impacted by estimates for prepayments.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

Gain on Sales of Loans

In October 2013, the Company started a program whereby the Company originates and sells certain loans to third-party purchasers and retains servicing rights. The Company accounts for the loan sales in accordance with ASC Topic 860, Transfers and Servicing of Financial Assets. In accordance with this guidance, a transfer of a financial asset, a group of financial assets, or a participating interest in a financial asset is accounted for as a sale if all of the following conditions are met:

1.	The financial assets are isolated from the transferor and its consolidated affiliates as well as its creditors

2.	The transferee or beneficial interest holders have the right to pledge or exchange the transferred financial assets

3.	The transferor does not maintain effective control of the transferred assets

For the nine months ended September 30, 2014, all sales met the requirements for sale treatment under the guidance for Transfers and Servicing. The Company records the gain or loss on the sale of a loan at the sale date in an amount equal to the proceeds received less outstanding principal and net deferred origination costs.

Other Revenue

The Company retains servicing rights on sold loans and recognizes servicing revenue on current outstanding loan principal balances of the sold loans as a component of other revenue. In accordance with ASC Topic 860, Transfers and Servicing of Financial Assets, the Company has not recognized a servicing asset or liability as the benefits of servicing are just adequate to compensate the Company for its servicing responsibilities. Other revenue also includes marketing fees earned from our bank partners, which are recognized as the related services are provided and the monthly fees charged to customers for the Company’s line of credit products.

Stock-Based Compensation

In accordance with ASC Topic 718, Compensation—Stock Compensation, all stock-based compensation made to employees is measured based on the grant-date fair value of the awards and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (the vesting period). The Company uses the Black-Scholes-Merton Option Pricing Model to estimate the fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Advertising Costs

Advertising costs are expensed as incurred and are included in the sales and marketing line item in the unaudited consolidated statements of operations. For the nine month period ended September 30, 2013 and 2014, advertising costs totaled $5.3 million and $9.0 million, respectively.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense. The Company did not have any accrued interest or penalties associated with uncertain tax positions as of December 31, 2013 or September 30, 2014.

The Company files income tax returns in the United States for federal and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations for years prior to 2010, although carryforward attributes that were generated prior to 2010 may still be adjusted upon examination by the Internal Revenue Service if used in a future period. No income tax returns are currently under examination by taxing authorities.

Fair Value Measurement

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available and to minimize the use of unobservable inputs when determining fair value. The three tiers are defined as follows:

Level 1: Quoted prices in active markets or liabilities in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2: Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3: Unobservable inputs for assets or liabilities for which there is little or no market data, which require the Company to develop its own assumptions. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include the use of option pricing models, discounted cash flows, or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

Basic and Diluted Net Loss per Common Share

Basic net loss per common share is computed by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. The Company computes net loss per common share using the two-class method required for participating securities. The Company considers all series of redeemable convertible preferred stock to be participating securities due to their cumulative dividend rights. In accordance with the two-class method, earnings allocated to these participating securities, which include participation rights in undistributed earnings, are subtracted from net income or loss to determine total undistributed earnings or losses to be allocated to common stockholders. All participating securities are excluded from basic weighted-average common shares outstanding.

Diluted net loss per common share includes the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” or “if converted” methods, as applicable. Diluted net loss per common share is computed under the two-class method by using the weighted-average number of common shares outstanding, plus, for periods with net income attributable to common stockholders, the potential dilutive effects of stock options, warrants and convertible preferred stock. In addition, the Company analyzes the potential dilutive effect of the outstanding participating securities under the “if converted” method when calculating diluted earnings per share in which it is assumed that the outstanding participating securities convert into common stock at the beginning of the period. The Company reports the more dilutive of the approaches (two-class or “if converted”) as its diluted net income per share during the period. Due to net losses for the nine months ended September 30, 2013 and 2014, basic and diluted net loss per common share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

Recently Adopted Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which amends ASC Topic 740, Income Taxes. ASU 2013-11 requires entities to present unrecognized tax benefits as a liability and not combine it with deferred tax assets to the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date. This accounting standard is effective for interim and annual periods beginning after December 15, 2013 and requires prospective application. The adoption of these provisions does not have a significant impact on the Company’s unaudited consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue Recognition, which creates ASC 606, Revenue from Contracts with Customers, and supersedes ASC 605, Revenue Recognition. ASU 2014-09 requires revenue to be recognized at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This accounting standard is effective for interim and annual periods beginning after December 15, 2016. The Company is currently assessing the impact this accounting standard will have on its unaudited consolidated financial statements.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

3. Net Loss Per Common Share

Basic and diluted net loss per common share is calculated as follows (in thousands, except share and per share data):

	Nine Months Ended September 30,
	2013 (unaudited)	2014 (unaudited)
Numerator:
Net loss	$(18,749)	$(14,417)
Less: Series A and B preferred stock redemptions	(5,254)	—
Less: accretion of dividends on the redeemable convertible preferred stock	(5,414)	(9,828)

Net loss attributable to common stockholders	$(29,417)	$(24,245)

Denominator:
Weighted-average common shares outstanding, basic and diluted	2,142,568	2,857,871

Net loss per common share, basic and diluted	$(13.73)	$(8.48)

Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. The following common share equivalent securities have been excluded from the calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

Anti-Dilutive Common Share Equivalents	September 30, 2013 (unaudited)	September 30, 2014 (unaudited)
Redeemable convertible preferred stock:
Series A	2,219,331	2,219,331
Series B	5,377,631	5,631,851
Series C	4,867,769	4,867,769
Series C-1	850,556	1,155,720
Series D	7,233,878	7,233,878
Series E	—	2,617,273
Warrants to purchase redeemable convertible preferred stock	696,884	152,500
Warrants to purchase common stock	2,001,033	1,653,763
Stock options	3,693,014	4,985,401

Total anti-dilutive common share equivalents	26,940,096	30,517,486

Pro Forma Net Loss Per Common Share (unaudited)

The numerator and denominator used in computing pro forma net loss per common share for the nine months ended September 30, 2014 have been adjusted to assume the conversion of all outstanding shares of redeemable convertible preferred stock to common stock as of the beginning of the period or at the time of issuance, if later, and the reclassification of the outstanding warrant liabilities as of September 30, 2014 to additional paid-in capital as of the beginning of the period. Pro forma net loss per share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

The following table presents the calculation of pro forma basic and diluted net loss per share (in thousands, except share and per share data) for the nine months ended September 30, 2014 (unaudited):

Numerator:
Net loss attributable to common shareholders	$(24,245)
Plus: accretion of dividends on redeemable convertible preferred stock	9,828
Plus: changes in fair value of the preferred stock warrant liabilities	9,122

Pro forma numerator for basic and diluted loss per share	$(5,295)

Denominator:
Denominator for basic and diluted net loss per share—weighted average shares	2,857,871
Plus: conversion of redeemable convertible preferred stock to common stock—weighted average shares(1)	22,726,013

Pro forma denominator for basic and diluted loss per share—weighted average shares	25,583,884

Pro forma basic and diluted loss per share	$(0.21)

(1)	The weighted average shares of redeemable convertible preferred stock converted to common stock as of September 30, 2014 (unaudited):

	Total shares outstanding	Weighted Average Shares Outstanding
Series A—Series D (issued prior to January 1, 2014)	20,549,165	20,549,165
Series E (issued February 27, 2014)	2,617,273	2,061,222
Series C-1 (issued July 28, 2014)	285,164	66,852
Series B and Series C-1 (issued August 6, 2014)	202,681	40,833
Series B and Series C-1 (issued August 12, 2014)	10,736	1,927
Series B and Series C-1 (issued September 3, 2014)	60,803	6,014

Total redeemable convertible preferred stock converted to common stock	23,725,822	22,726,013

4. Loans and Allowance for Loan Losses

Loans consisted of the following as of December 31, 2013 and September 30, 2014 (in thousands):

	December 31, 2013	September 30, 2014 (unaudited)
Term loans	$213,570	$405,783
Line of credit	2,396	16,267

Total unpaid principal balance	215,966	422,050
Net deferred origination costs	6,555	11,341

Total loans	$222,521	$433,391

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

The activity in the allowance for loan losses for the nine months ended September 30, 2013 and 2014 (unaudited) consisted of the following (in thousands):

Balance at January 1, 2013	$9,288
Provision for loan losses	16,300
Loans charged off	(11,994)
Recoveries of loans previously charged off	1,152

Allowance for loan losses at September 30, 2013	$14,746

Balance at January 1, 2014	$19,443
Provision for loan losses	47,011
Loans charged off	(28,462)
Recoveries of loans previously charged off	1,764

Allowance for loan losses at September 30, 2014	$39,756

OnDeck originates most of the loans in its portfolio and also purchases loans from issuing bank partners. Purchases of financing receivables for the nine month period ended September 30, 2013 and 2014 were $47.3 million and $126.5 million, respectively.

In the third quarter of 2013, the Company began selling previously charged-off loans to a third-party debt collector. The proceeds from these sales are recorded as a component of the recoveries of loans previously charged off. For the nine months ended September 30, 2013 and 2014, previously charged-off loans sold accounted for $0 and $1.4 million of recoveries of loans previously charged off, respectively.

Below is a table that illustrates the loan balance related to non-delinquent, paying and non-paying delinquent loans as of December 31, 2013 and September 30, 2014 (unaudited) (in thousands):

	December 31, 2013	September 30, 2014 (unaudited)
Non-delinquent loans	$191,849	$380,155
Delinquent: Paying (accrual status)	17,473	30,210
Delinquent: Not Paying (non-accrual status)	6,644	11,685

Total	$215,966	$422,050

The balance of the allowance for loan losses for non-delinquent loans was $9.8 million and $19.3 million as of December 31, 2013 and September 30, 2014, respectively, while the balance of the allowance for loan losses for delinquent loans was $9.6 million and $20.5 million as of December 31, 2013 and September 30, 2014, respectively.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

The following table shows an aging analysis of term loans by delinquency status as of December 31, 2013 and September 30, 2014 (in thousands):

	December 31, 2013	September 30, 2014 (unaudited)
By delinquency status:
Non-delinquent loans	$191,849	$380,155
1-14 calendar days past due	7,658	19,275
15-29 calendar days past due	4,237	4,662
30-59 calendar days past due	5,206	6,515
60-89 calendar days past due	3,648	5,445
90 + calendar days past due	3,368	5,998

Total unpaid principal balance	$215,966	$422,050

5. Debt

The following table summarizes the Company’s outstanding debt as of December 31, 2013 and September 30, 2014:

Description	Type	Maturity Date	Interest Rate	December 31, 2013	September 30, 2014 (unaudited)
				(in thousands)
Funding Debt:
ODAST Agreement	Securitization Facility	May 2018	3.4%	$—	$174,970
ODART Agreement	Revolving	September 2016	3.6%	52,253	84,573
ODAC Agreement	Revolving	October 2015	8.3%	24,374	28,330
ODAP Agreement	Revolving	August 2016	5.0%	—	40,483
SBAF Agreement	Revolving	Ongoing	8.1%	18,680	18,848
SBLP II Agreement	Revolving	July 2014 (Extinguished April 2014)	7.8%	84,990	—
SSL&SA	Revolving	July 2014 (Extinguished February 2014)	16%	8,000	—

				188,297	347,204

Corporate Debt:
Square 1 Agreement	Revolving	September 2015	5.0%	15,000	3,000

				$203,297	$350,204

In October 2013, ODAC entered into a $25 million revolving credit agreement (the “ODAC Agreement”) with Waterfall Asset Management (“WAM”). On January 2, 2014, ODAC entered into a second amendment with WAM significantly increasing the financing limit of the ODAC Agreement to from $25 million to $50 million. No other significant terms were modified under the amendment.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

In August 2013, and as subsequently amended, the Company entered into an $8 million senior subordinated loan and security agreement (“SSL&SA”) with certain entities collectively referred to as SF Capital. On January 22, 2014, the Company entered into a second amendment with SF Capital, significantly increasing the credit limit available on SSL&SA from $8 million to $18 million with borrowings up to $8 million bearing the original interest rate of 16% and all borrowings in excess of $8 million bearing an interest rate of 12%. No other significant terms were modified under this amendment.

On February 27, 2014, approximately $30 million of the proceeds of the issuance of the Series E redeemable convertible preferred shares was used to repay the SSL&SA in full and portions of certain other debt payable.

On April 7, 2014, the SBLP II Agreement was terminated and the amount outstanding of $63,264,830 was paid in full to the lenders. Approximately $54 million of eligible loans were transferred to ODART and were purchased with the existing ODART Agreement. The remaining balance due was paid by OnDeck.

On May 8, 2014, ODAST entered into a $175 million securitization agreement with Deutsche Bank Securities (“Deutsche Bank”) as administrative agent. Of the total commitment, Deutsche Bank allows for $156.7 million of Class A (primary group of lenders) asset backed notes and $18.3 million of Class B (subordinate group of lenders) asset backed notes. The agreement requires pooled loans to be transferred from the Company to ODAST with a minimum aggregate principal balance of approximately $183.2 million. Class A and Class B commitments bear interest at 3.15% and 5.68%, respectively. Monthly payments of interest are due beginning June 17, 2014 and principal and interest are due beginning in June 2016, with the final payment occurring in May 2018.

In August 2014, ODAP entered into a $75 million revolving line of credit with Jefferies Mortgage Funding, LLC. The commitment bears interest at LIBOR plus 4%, and matures in August 2016.

On September 15, 2014, the Company entered into an amendment of the ODART agreement increasing the revolving credit agreement from $111.8 million to $167.6 million. Of the total available credit, the Class A commitments increased from $100 million to $150 million and the Class B commitments increased from $11.8 million to $17.6 million. Class A commitments bear interest at cost of funds rate plus 3%. Class B commitments bear interest at 7.25% plus the greater of 1% or LIBOR. The facility maturity date was also extended from August 16, 2015 to September 15, 2016.

As of September 30, 2014, the Company is in compliance with all financial covenants required per the debt agreements, as amended.

6. Warrant Liabilities

In conjunction with certain consulting agreements, the Company issued warrants to purchase shares of Series E redeemable convertible preferred stock (“Series E warrants”). As of September 30, 2014, the holders were entitled to purchase 15,000 shares of Series E at a price of $29.42 per share. The warrants are exercisable upon vesting through the earlier of ten years after issuance (various dates through June 6, 2024), or two years after closing a qualified initial public offering (in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $40,000,000 of gross proceeds, net of the underwriting discount and commissions, to the Corporation, “IPO”). As the Series E

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

warrants vest, they will be recorded as liabilities in the accompanying consolidated balance sheets and subsequently adjusted to fair value each period because they are currently exercisable into redeemable securities. For the nine months ended September 30, 2013 and 2014, changes in the fair value of these and previously issued warrants were recognized in the consolidated statements of operations as warrant liability fair value adjustment.

In September 2014, in conjunction with a general marketing agreement, the Company issued a warrant to purchase shares of common stock (“common stock warrant”) to a strategic partner. As of September 30, 2014, the holder was entitled to purchase up to 1,103,248 shares of common stock at a price of $21.32 per share. The number of exercisable shares is dependent upon performance conditions. The warrant is exercisable upon vesting through the earlier of ten years after issuance, September 29, 2024, or one year after the termination of the agreement. As the performance conditions are met, the common stock warrant will be recorded as a liability in the consolidated balance sheets and as sales and marketing expense in the consolidated statements of operations. The warrant liability will be adjusted to fair value each period and recognized in the consolidated statements of operations as warrant liability fair value adjustment. For the nine months ended September 30, 2014, no performance conditions had been met and therefore no expense or liability has been recorded.

7. Redeemable Convertible Preferred Stock

The following table summarizes the price per share and authorized number of shares of redeemable convertible preferred stock:

	Original Issue Price per Share	Number of Shares Authorized
Series Name		December 31, 2013	September 30, 2014 (unaudited)
Series A	$0.72900	2,976,680	2,219,331
Series B	2.95020	5,677,581	5,631,851
Series C	4.20000	4,867,769	4,867,769
Series C-1	5.52580	1,500,000	1,293,220
Series D	8.31775	7,233,878	7,233,878
Series E	29.42000	—	2,700,000

Series A, Series B, Series C, Series C-1, Series D and Series E redeemable convertible preferred stock are collectively referred to as the “preferred stock” and individually as the “Series A”, “Series B”, “Series C”, “Series C-1”, “Series D” and “Series E”. Each of the prices per share is referred to as the original issue price and excludes the cost of issuance. Any costs incurred in connection with the issuance of various classes of the preferred stock have been recorded as a reduction of the carrying amount. The Company may issue and redeem preferred stock from time to time in one or more series. Any shares of preferred stock that are redeemed, purchased or acquired by the Company may be reissued, except as restricted by law or contract.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the preferred stock outstanding as of December 31, 2013 and September 30, 2014 by original issuance dates:

	Issuance Date	Number of Shares Outstanding at
Series Name		December 31, 2013	September 30, 2014 (unaudited)
Series A	August 11, 2006	1,390,448	1,390,448
Series A	October 27, 2006	573,539	573,539
Series A	February 14, 2007	255,344	255,344

Total: Series A		2,219,331	2,219,331

Series B	December 3, 2007	2,886,275	2,886,275
Series B	April 2, 2008	169,480	169,480
Series B	May 9, 2008	288,116	288,116
Series B	February 4, 2009	84,740	84,740
Series B	March 18, 2009	1,883,473	1,883,473
Series B	March 19 2009	65,547	65,547
Series B	August 6, 2014	—	187,898
Series B	August 12, 2014	—	9,953
Series B	September 3, 2014	—	56,369

Total: Series B		5,377,631	5,631,851

Series C	December 20, 2010	3,534,435	3,534,435
Series C	April 6, 2011	1,333,334	1,333,334

Total: Series C		4,867,769	4,867,769

Series C-1	January 26, 2012	850,556	850,556
Series C-1	July 28, 2014	—	285,164
Series C-1	August 6, 2014	—	14,783
Series C-1	August 12, 2014	—	783
Series C-1	September 3, 2014	—	4,434

Total: Series C-1		850,556	1,155,720

Series D	February 7, 2013	5,190,058	5,190,058
Series D	April 19, 2013	2,043,820	2,043,820

Total: Series D		7,233,878	7,233,878

Total Series E	February 27, 2014	—	2,617,273

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

The following table presents a summary of activity for the Preferred Stock issued and outstanding for the year ended December 31, 2013 and the nine months ended September 30, 2014 (unaudited) (in thousands):

	Series A	Series B	Series C	Series C-1	Series D	Series E	Total Amount
Balance January 1, 2013	$3,250	$21,838	$23,113	$5,025	$—	$—	$53,226
Redemption of preferred stock(1)	(835)	(193)	—	—	—	—	(1,028)
Issuance of preferred stock(2)	—	—	—	—	58,675	—	58,675
Accretion of dividends on preferred stock	144	1,273	1,636	376	4,041	—	7,470

Balance, January 1, 2014	2,559	22,918	24,749	5,401	62,716	—	118,343
Issuance of preferred stock	—	—	—	—	—	76,985	76,985
Exercise of preferred stock warrants	—	5,982	—	7,225	—	—	13,207
Accretion of dividends on preferred stock	98	960	1,226	306	3,610	3,628	9,828

Balance, September 30, 2014	$2,657	$29,860	$25,975	$12,932	$66,326	$80,613	$218,363

(1)	During 2013, the Company redeemed 757,349 shares of Series A and 45,730 shares of Series B stock held by investors. The differential between the redemption price and the carrying value of the shares of $5.3 million was charged to accumulated deficit in accordance with accounting for distinguishing liabilities from equity.
(2)	Includes the conversion of a convertible note.

Dividends

Each series of preferred stock contains a cumulative dividend rate of 8% per share. No dividends were declared through September 30, 2014 or through the date of issuing these financial statements. Cumulative dividends are payable in the event of redemption. In addition to the preferential cumulative dividends, holders of preferred stock are entitled to receive, on an if-converted basis, any declared or paid dividends on the Company’s common stock.

Conversion

Each share of redeemable convertible preferred stock is convertible, at the option of the holder, into one share of common stock (subject to adjustments for events of dilution). Mandatory conversion will occur in the following situations:

Series E—The earlier of the closing of a Qualified IPO, or a date specified by vote or written consent of the holders or at least a majority of the Series E then outstanding.

Series D—The earlier of the closing of the sale of shares of common stock to the public at a price of at least two (2) times the Series D original issue price per share (subject to appropriate adjustment for stock splits), in a Qualified IPO, or a date specified by vote or written consent of the holders of at least sixty-seven percent (67%) of the Series D then outstanding.

Series C and Series C-1—Upon the closing of a Qualified IPO.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

Series B—The earlier of the closing of a Qualified IPO, or a date specified by vote or written consent of the holders of at least sixty-seven percent (67%) of the Series B then outstanding.

Series A—The earlier of the closing of a Qualified IPO, or a date specified by vote or written consent of the holders of at least seventy percent (70%) of the Series A then outstanding.

Preferred Stock (all series)—Upon vote or written consent of at least sixty-seven percent (67%) of the outstanding shares of all series, eighty percent (80%) of Series C shares, sixty-seven percent (67%) of Series D shares and sixty-seven percent (67%) of Series E shares.

Liquidation

In the event of any liquidation, dissolution, merger or consolidation (resulting in the common and preferred stockholders’ loss of majority), disposition or transfer of assets, or winding up of the Company, whether voluntary or involuntary (a “Liquidation Event”), and after all declared dividends have been paid, holders of certain series of preferred stock are entitled to participate in the distribution of remaining Company assets along with common stockholders at a rate equal to the following:

Series D—If liquidation occurs within 24 months of the Series D issuance, the Series D holders are entitled to an original issue multiplier ranging from 1.50 - 1.75 times the original issue price.

Series C—The Series C holders are entitled to an original issue price multiplier of 2.00 times the original issue price.

Series A—The Series A holders are entitled to an original issue price multiplier of 2.00 times the original issue price.

Series B, Series C-1 and Series E—The Series B, Series C-1 and Series E holders do not have a multiplier in their preferential treatment in liquidation.

Redemption Rights

Each series of preferred stock is redeemable at the election of its holders, within sixty days after the receipt of a written request from at least a majority of the holders of the outstanding shares of the respective series of preferred stock and at an earliest possible preferred stock redemption date of February 25, 2019. The redemption price is equal to any unpaid cumulative dividends and other dividends plus the original issue price.

Voting Rights

The Series A, Series B and Series D holders each have the right to elect one member of the board of directors (the “Board”). The Series C holders have the right to elect two members of the Board. For voting purposes, the number of votes per holder is equal to the number of shares of common stock into which the shares of preferred stock are convertible. The Series C-1 and Series E holders do not have Board designation rights.

8. Income Tax

As part of the process of preparing the unaudited consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves determining the annual effective tax rate, income tax expense (benefit) and deferred income tax expense (benefit) related to

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

temporary differences resulting from differing treatment of items, such as the loan loss reserve, timing of depreciation and deferred rent liabilities, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the accompanying consolidated balance sheets. The Company must then assess the likelihood that the deferred tax assets will be recovered through the generation of future taxable income.

Zero income tax has been incurred during the nine months ended September 30, 2013 and 2014 due to the book losses incurred during those periods, the known and anticipated book losses for years ended December 31, 2013 and 2014, respectively, and the significant deferred tax assets available for application should permanent and temporary differences from book income yield taxable income. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical losses and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences in the future. Therefore, the Company has recorded a full valuation allowance on its net deferred tax asset.

9. Fair Value of Financial Instruments

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company evaluates its financial assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level at which to classify them for each reporting period. This determination requires significant judgments to be made.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis using the above categories, as of December 31, 2013 and September 30, 2014 (in thousands):

	December 31, 2013
Description	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability(1)	$—	$—	$4,446	$4,446

Total liabilities	$—	$—	$4,446	$4,446

	September 30, 2014 (unaudited)
Description	Level 1	Level 2	Level 3	Total
Liabilities:
Warrant liability(1)	$—	$—	$2,802	$2,802

Total liabilities	$—	$—	$2,802	$2,802

(1)

The warrant liabilities (Note 6) are classified within Level 3 because the liabilities are valued using significant unobservable inputs. The fair value of these warrants is based on a valuation of the Company’s common stock. For valuations obtained through December 31, 2013, the equity value determined was then

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

allocated to the common stock using the Option Pricing Method (“OPM”). Estimates of the volatility for the option pricing model were based on the asset volatility of common stock of a group of comparable, publicly-traded companies. For September 30, 2014, we determined the most reasonable estimate of the underlying common stock to be a combination of the OPM, secondary transactions with third-party investors and an IPO scenario as greater clarity developed regarding the price of the stock in a third-party market. Estimates of expected term were based on the remaining contractual period of the warrants.

A hypothetical increase or decrease in assumed asset volatility of 10% in the OPM would result in a negligible impact (less than 0%) to the fair value of the warrants. In the unaudited consolidated statements of operations, changes in fair value are included in warrant liability fair value adjustment.

There were no transfers between levels for the year ended December 31, 2013 and for the nine months ended September 30, 2014.

Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

The following table presents the changes in the Company’s Level 3 instruments measured at fair value on a recurring basis for the nine months ended September 30, 2013 and 2014 (in thousands):

	2013 (unaudited)	2014 (unaudited)
Warrant liability balance at January 1	$707	$4,446
Issuance of warrants at fair value	—	—
Exercise of warrants	—	(10,766)
Change in fair value	1,496	9,122

Warrant liability balance at September 30	$2,203	$2,802

Assets and Liabilities Disclosed at Fair Value

The carrying amounts of certain of the Company’s financial instruments, including loans, loans held for sale and debt, approximate fair value due to their short-term nature and are considered Level 3. The carrying value of the Company’s financing obligations, such as debt, approximates fair value, considering the borrowing rates currently available to the Company for financing obligations with similar terms and credit risks.

10. Stock-Based Compensation

The Company maintains the Amended and Restated 2007 Stock Option Plan, pursuant to which the Company has authorized 9,493,194 shares of its common stock for issuance to its employees, directors and non-employee third parties. The terms of the stock option grants, including the exercise price per share and vesting periods, are determined by the Compensation Committee of the Board (the “Committee”). Stock options are granted at exercise prices defined by the Committee but, historically, have been equal to the fair market value of the Company’s common stock at the date of grant. As of September 30, 2014, the Company had 3,006,191 shares allocated to the plan but not yet issued. The options typically vest at a rate of 25% after one year from the vesting commencement date and then monthly over an additional three-year period. The options expire ten years from the grant date or, for terminated employees, 90 days after the employee’s termination date. Compensation expense for the fair value of the options at their grant date is recognized ratably over the vesting period.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

Stock-based compensation expense related to stock options is allocated to operating expenses in the unaudited consolidated statements of operations and for the nine months ended September 30, 2013 and 2014 was approximately $0.3 million and $1.4 million, respectively.

The following is a summary of option activity for the nine months ended September 30, 2014 (unaudited):

	Number of options	Weighted- Average Exercise Price	Weighted- Average Contractual Term	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding at January 1, 2014	3,907,485	$1.03
Granted	1,795,283	19.11
Exercised	(625,171)	0.73
Forfeited	(84,835)	5.04
Expired	(7,361)	1.09

Outstanding at September 30, 2014	4,985,401	$7.51	8.60	$85,999

Exercisable at September 30, 2014	1,397,416	$0.95	7.48	$33,278

Vested or expected to vest (in future) as of September 30, 2014	4,238,964	$7.24	8.54	$74,264

Stock-based compensation expense related to stock options is included in the following line items in the accompanying consolidated balance sheets and unaudited consolidated statements of operations for the nine months ended September 30 (in thousands):

	2013 (unaudited)	2014 (unaudited)
Sales and marketing	$71	$325
Technology and analytics	20	290
Processing and servicing	15	126
General and administrative	161	706

Total	$267	$1,447

Total compensation cost related to nonvested awards not yet recognized as of September 30, 2014 was $15.8 million and will be recognized over a weighted-average period of approximately 3.7 years. The aggregate intrinsic value of employee options exercised during the nine months ended September 30, 2013 and 2014 was $0.5 million and $8.6 million, respectively.

Stock Option Modification

Because the original exercise price of stock options granted in January and February 2014 was significantly less than the estimated fair value of the Company’s common stock on the date of grant, in June 2014, the Company’s board of directors increased the exercise price of these stock options. There were 177,000 unvested options modified such that the original exercise price of $1.36 per share was increased to $7.42 per share. As an incentive, impacted optionees were granted additional options for 19,470 shares of common stock at an exercise price of $7.42. The Company made no other changes to the terms of the options and there was no incremental increase in stock-based compensation expense as a result of the modification.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

11. Commitments and Contingencies

Operating Lease Commitments

On January 23, 2014, the Company signed a lease to rent additional space in the same building of its corporate headquarters in New York City. The lease terminates in August 2023 and calls for monthly payments of $61,000, with escalations beginning in its second year. The terms also provide for a tenant allowance of $0.9 million and rent holiday for the first sixteen months. Deferred rent is included in the consolidated balance sheets as a component of accrued expenses and other liabilities.

In November 2011, the Company entered into an operating lease in New York for its corporate headquarters. In March 2013, the Company vacated this office and, in July 2013, the Company entered into a sublease agreement with a tenant. In September 2014, the Company agreed with the lessor on terms to terminate the lease agreement. The Company relieved the recorded sublease liability and accrued the agreed upon termination fee of $0.5 million, resulting in an expense of $0.3 million.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents, restricted cash and loans. The Company holds cash, cash equivalents and restricted cash in accounts at regulated domestic financial institutions in amounts that may exceed FDIC insured amounts. The Company believes these institutions to be of high credit quality and has not experienced any related losses to date.

The Company is exposed to default risk on borrower loans originated. The Company performs evaluations of borrowers’ financial conditions as needed and does not allow borrowers to have more than two loans outstanding at any one time. There is no single borrower or group of borrowers that comprise a significant portion of the Company’s loan portfolio.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

12. Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) for purposes of allocating resources and evaluating financial performance. The Company’s CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. As such, the Company’s operations constitute a single operating segment and one reportable segment.

Substantially all revenue was generated and all assets were held in the United States during the periods presented. In April 2014, the Company began originating loans with Canadian customers. All Canadian activity through the issuing date of these unaudited consolidated financial statements has been insignificant.

ON DECK CAPITAL, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

13. Subsequent Events

The Square 1 Agreement was amended and restated on November 3, 2014 increasing the credit limit from $15 million to $20 million, reducing the applicable interest rate from 5.0% to prime plus 1.25% with a 4.5% floor per annum and extending the commitment termination date to October 30, 2015.

The Company has evaluated subsequent events through the issuance date of these unaudited consolidated financial statements and determined that no events or transactions met the definition of a subsequent event for purposes of recognition or disclosure in the unaudited consolidated financial statements, other than those previously disclosed.

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Through and including                 , 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the common stock being registered under this registration statement are as follows:

SEC registration fee		$17,430
NYSE listing fee		250,000
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		5,000
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

On completion of this offering, the Registrant’s amended and restated certificate of incorporation will contain provisions that eliminate, to the maximum extent permitted by the General Corporation Law of the State of Delaware, the personal liability of the Registrant’s directors and executive officers for monetary damages for breach of their fiduciary duties as directors or officers. The Registrant’s amended and restated certificate of incorporation and bylaws will provide that the Registrant must indemnify its directors and executive officers and may indemnify its employees and other agents to the fullest extent permitted by the General Corporation Law of the State of Delaware.

Sections 145 and 102(b)(7) of the General Corporation Law of the State of Delaware provide that a corporation may indemnify any person made a party to an action by reason of the fact that he or she was a director, executive officer, employee or agent of the corporation or is or was serving at the request of a corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation.

The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to the indemnification provided for in its amended and restated certificate of incorporation and bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

The Registrant has purchased and intends to maintain insurance on behalf of each and any person who is or was a director or officer of the Registrant against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.

The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of the Registrant and its executive officers and directors, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Securities Act.

See also the undertakings set out in response to Item 17 herein.

Item 15.	Recent Sales of Unregistered Securities.

During the three year period preceding November 19, 2014, the Registrant sold the following unregistered securities:

Convertible Promissory Note Issuances

In December 2012, the Registrant issued convertible senior unsecured notes in the aggregate principal amount of $8 million in a private placement. We refer to these notes as the 2012 convertible notes. The 2012 convertible notes accrued interest at a rate equal to 6.0% per year. Each of these notes was converted into shares of our Series D preferred stock in February 2013 at a discount of 10% to the price of our Series D preferred stock in connection with our Series D preferred stock financing.

Warrant Issuances and Exercises

In November 2011, the Registrant issued warrants to purchase a total of 238,863 shares of its common stock to six investors at a weighted average exercise price of $0.59 per share. Two of such warrants, representing a right to purchase an aggregate of 10,338 shares of common stock have since expired by their terms.

In July, September, October, November and December 2012, the Registrant issued warrants to purchase a total of 442,664 shares of its Series C-1 preferred stock to two accredited investors at an exercise price of $5.53 per share.

In August and October 2013, and January, September and October 2014, the Registrant issued warrants to purchase a total of 1,183,248 shares of its common stock to three accredited investors at a weighted average exercise price of $20.12 per share.

In March 2014 and June 2014, the Registrant issued warrants to purchase a total of 15,000 shares of its Series E preferred stock to two accredited investors at an exercise price of $29.42 per share.

In December 2011 and April 2012, the Registrant issued 25,776 shares of common stock to three investors upon the cashless net exercise of three outstanding warrants based on an exercise price of $0.53 per share for an aggregate net exercise price of $13,661.

In August, September, October and November 2014, the Registrant issued 1,902,137 shares of common stock to 22 accredited investors upon the exercise of outstanding warrants based on a weighted average cash exercise price of $0.75 per share for an aggregate purchase price of $1,432,874.

In August and September 2014, the Registrant issued 254,220 shares of Series B preferred stock to six accredited investors upon the exercise of outstanding warrants based on a weighted average exercise price of $2.95 per share for an aggregate purchase price of $749,999.

In July, August and September 2014, the Registrant issued 305,164 shares of Series C-1 preferred stock to seven accredited investors upon the exercise of outstanding warrants based on an exercise price of $5.53 per share for an aggregate purchase price of $1,686,275.

Preferred Stock Issuances

On January 26, 2012, the Registrant sold 850,556 shares of its Series C-1 preferred stock to two accredited investors at a purchase price per share of $5.53 for aggregate gross proceeds of approximately $4.7 million.

On February 7, 2013, and at an additional closing on April 19, 2013, the Registrant sold 7,233,878 shares of its Series D preferred stock to eleven accredited investors at a purchase price per share of $8.32 for aggregate gross proceeds of approximately $60.2 million. A portion of the proceeds from this transaction was used for the repurchase of shares of common stock, including the repurchases described in the section titled “Certain Relationships and Related Party and Other Transactions.”

On February 27, 2014, the Registrant sold 2,617,273 shares of its Series E preferred stock to fourteen accredited investors at a purchase price per share of $29.42 for aggregate gross proceeds of approximately $77.0 million.

Amended and Restated 2007 Stock Incentive Plan-Related Issuances

The Registrant has granted to its directors, officers and employees options to purchase 5,424,829 shares of common stock under its Amended and Restated 2007 Stock Incentive Plan with per share exercise prices ranging from $0.75 to $24.76.

The Registrant has issued and sold an aggregate of 1,565,157 shares of its common stock upon the exercise of options granted to certain employees, directors and consultants under its Amended and Restated 2007 Stock Incentive Plan at exercise prices ranging from $0.53 to $1.53, for aggregate consideration of $1,093,706.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act, or Regulation D, Regulation S, or Rule 701 promulgated under the Securities Act as transactions by an issuer in a private offering to certain types of investors, in an offshore transaction, or pursuant to benefit plans and contracts relating to compensation as provided in the applicable statutes, rules and regulations.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

We have filed the exhibits listed on the accompanying Exhibit Index of this registration statement.

(b) Financial Statement Schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the consolidated financial statements or related notes.

Item 17.	Undertakings.

The Registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 21, 2014.

ON DECK CAPITAL, INC.

By:	/s/ Noah Breslow
Noah Breslow Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

/s/ Noah Breslow Noah Breslow	Chief Executive Officer and Director (Principal Executive Officer)	November 21, 2014

/s/ Howard Katzenberg Howard Katzenberg	Chief Financial Officer (Principal Financial Officer)	November 21, 2014

* David Hartwig	Director	November 21, 2014

* J. Sanford Miller	Director	November 21, 2014

* James D. Robinson III	Director	November 21, 2014

* Jane J. Thompson	Director	November 21, 2014

* Ronald F. Verni	Director	November 21, 2014

* Neil E. Wolfson	Director	November 21, 2014

*by:	/s/ Noah Breslow
Noah Breslow As Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1#	Form of Underwriting Agreement.

3.1#	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect.

3.2#	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.3#	Amended and Restated Bylaws of the Registrant, as currently in effect.

3.4#	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1#	Form of common stock certificate.

4.2#	Ninth Amended and Restated Investors’ Rights Agreement, dated March 13, 2014, by and among the Registrant and certain of its stockholders.

4.3#	Form of warrant to purchase Series B preferred stock.

4.4#	Form of warrant to purchase Series C-1 preferred stock.

4.5#	Form of warrant to purchase Series E preferred stock.

4.6#	Form of warrant to purchase common stock.

5.1#	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+#	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+#	Amended and Restated 2007 Stock Incentive Plan and forms of agreements thereunder.

10.3+#	2014 Equity Incentive Plan and forms of agreements thereunder.

10.4+#	2014 Employee Stock Purchase Plan and form of agreement thereunder.

10.5+#	Employee Bonus Plan.

10.6+#	Outside Director Compensation Policy.

10.7+#	Confirmatory Employment Offer Letter between the Registrant and Noah Breslow dated October 30, 2014.

10.8+#	Confirmatory Employment Offer Letter between the Registrant and James Hobson dated November 7, 2014.

10.9+#	Confirmatory Employment Offer Letter between the Registrant and Howard Katzenberg dated November 3, 2014.

10.10+#	Form of Change in Control and Severance Agreement between the Registrant and Noah Breslow.

10.11+#	Form of Change in Control and Severance Agreement between the Registrant and other executive officers.

10.12#	Lease, dated September 25, 2012, by and between the Registrant and 1400 Broadway Associates L.L.C.

10.13#	Amended and Restated Loan and Security Agreement, dated November 3, 2014, by and between the Registrant and Square 1 Bank.

10.14#	Amended and Restated Credit Agreement, dated September 15, 2014, by and among OnDeck Account Receivables Trust 2013-1 LLC, Deutsche Bank AG, New York Branch, Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc.

10.15#	Second Amended and Restated Loan and Security Agreement, dated March 21, 2011, by and among Small Business Asset Fund 2009 LLC, each Lender party thereto from time to time and Deutsche Bank Trust Company Americas, as amended January 10, 2014.

10.16#	Amended and Restated Credit Agreement, dated October 17, 2014, by and among On Deck Asset Company, LLC, each Lender party thereto from time to time, ODBL IV, LLC and Deutsche Bank Trust Company Americas.

10.17#	Base Indenture, dated May 8, 2014, by and between OnDeck Asset Securitization Trust LLC and Deutsche Bank Trust Company Americas.

Exhibit Number	Description

10.18#	Series 2014-1 Supplement, dated May 8, 2014, by and between OnDeck Asset Securitization Trust LLC and Deutsche Bank Trust Company Americas.

10.19#	Credit Agreement, dated August 15, 2014, by and among OnDeck Asset Pool, LLC, Jefferies Mortgage Funding, LLC and Deutsche Bank Trust Company Americas.

10.20#	Form of Managed Applicant Commission Agreement between the Registrant and its funding advisors.

21.1#	List of subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

23.2#	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1#	Power of Attorney (see page II-5 to the original filing of this registration statement on Form S-1 filed on November 10, 2014).

+	Indicates a management contract or compensatory plan.
#	Previously filed.